As filed with the Securities and Exchange Commission on February 15, 2012

Registration No. 333-178618

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No.1

to

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NDS GROUP HOLDINGS LIMITED

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Bermuda	7373	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One London Road

Staines, Middlesex, United Kingdom TW18 4EX +44 (0) 208 476 8000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Ismat Levin

Secretary

One London Road

Staines, Middlesex, United Kingdom TW18 4EX +44 (0) 208 476 8000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Stacy J. Kanter Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 Telephone: (212) 735-3000 Facsimile: (212) 735-2000	Richard D. Truesdell, Jr. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 Telephone: (212) 450-4000 Facsimile: (212) 701-5800

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued                     , 2012

             SHARES

NDS GROUP HOLDINGS LIMITED

COMMON SHARES

This is an initial public offering of common shares of NDS Group Holdings Limited. We are offering              common shares and the selling shareholders named in this prospectus are offering              common shares. We will not receive any proceeds from the sale of shares held by the selling shareholders.

This is our initial public offering and no public market exists for our shares. We anticipate that the initial public offering price will be between $         and $         per share.

Prior to the completion of this offering, we will effect a reorganization pursuant to which we will acquire all of the outstanding equity interests of NDS Group Limited as more fully described herein. Currently, NDS Group Limited is owned principally by two entities controlled by funds advised by Permira Advisers LLP and associated entities and an entity controlled by News Corporation. Following the completion of this offering and the reorganization, and assuming an initial public offering price equal to the mid-point of the price range set forth above, the entities controlled by the Permira funds and associated entities will own approximately     % of our outstanding common shares and the entity controlled by News Corporation will own approximately     %, or     % and     %, respectively, if the underwriters exercise their over-allotment option in full. We intend to elect to be a “controlled company” within the meaning of the New York Stock Exchange’s corporate governance standards.

We have applied to list the common shares on the New York Stock Exchange under the symbol “NDSG.”

Investing in the common shares involves risks. See “Risk Factors” beginning on page 15.

PRICE $             A SHARE

	Price to Public	Underwriting Discounts and Commissions (1)	Proceeds to Us	Proceeds to the Selling Shareholders
Per Share	$	$	$	$
Total	$	$	$	$

(1)	In addition, we will pay certain consulting fees upon completion of this offering. See “Underwriters” beginning on page 146.

Certain of the selling shareholders have granted the underwriters the right to purchase up to an additional              common shares to cover over-allotments at the initial public offering price less the underwriting discount.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common shares to purchasers on or about                     , 2012.

MORGAN STANLEY	GOLDMAN, SACHS & CO.	J.P. MORGAN

CITIGROUP	CREDIT SUISSE	UBS INVESTMENT BANK

                    , 2012

Our software enables our clients to deliver access to content anywhere, anytime, on any device.

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NDS

NDS is a leading global provider of end-to-end software solutions to the pay-television industry. We enable operators to deliver a differentiated viewing experience, anytime, anywhere and on any device - ensuring that only paying viewers receive content.

Content and Service Protection

Our content and service protection solutions protect valuable digital content and the operator's service.

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Software Solutions

Solutions enhancing the viewing experience by providing the consumer the ability to discover, navigate and interact with content.

Integration and Services

We intend to apply for and expect to receive consent under the Exchange Control Act 1972 (and its related regulations) from the Bermuda Monetary Authority for the issue and transfer of the common shares to and between non-residents of Bermuda for exchange control purposes provided our shares remain listed on an appointed stock exchange, which includes both the New York Stock Exchange and The Nasdaq Stock Market Inc. This prospectus will be filed with the Registrar of Companies in Bermuda in accordance with Bermuda law. In granting such consent and in accepting this prospectus for filing, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda accepts any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.

We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the selling shareholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling shareholders are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common shares.

Until                     , 2012 (25 days after commencement of this offering), all dealers that effect transactions in our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our common shares. You should read this entire prospectus carefully, including the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and the related notes, before investing. Unless we tell you otherwise, the information in this prospectus assumes that the common shares offered hereunder are sold at the midpoint of the estimated price range set forth on the cover page of this prospectus and that the underwriters will not exercise their option to purchase additional common shares to cover over-allotments, if any. As described under “Corporate Formation and Reorganization,” we will acquire NDS Group Limited through an exchange of all of the outstanding NDS Group Limited ordinary shares for our common shares prior to completion of this offering, which we refer to herein as the Reorganization. Unless otherwise stated in this prospectus, references to “NDS” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to NDS Group Limited and its subsidiaries prior to the Reorganization, and to NDS Group Holdings Limited and its subsidiaries when we give effect to and as of the completion of the Reorganization and thereafter.

NDS GROUP HOLDINGS LIMITED

Our Company

We are a leading global provider of end-to-end software solutions to the pay-television industry. We supply pay-TV operators with core software systems that enable them to deliver a differentiated viewing experience to their subscribers anytime, anywhere and on any device while ensuring that only paying viewers receive content. Based on market share information derived from 2011 Screen Digest data, over one-third of the world’s digital pay-TV households rely on our technologies to discover, navigate or interact with content. Our clients include many of the largest cable, satellite and broadband pay-TV operators, including Astro, Bharti, Bouygues Telecom, BSkyB, Canal Plus, China Central Television (“CCTV”), Cox, DIRECTV, Kabel Deutschland, Sky Deutschland, SKY Italia, TataSky, UPC (a unit of Liberty Global) and Vodafone.

We believe our business is benefiting from the rapid technological and consumer shifts in the video content ecosystem. The increased availability and variety of digital content, together with the enhanced mobility and proliferation of internet-connectable devices such as connected-TVs, tablets and smart phones and progressively lower consumer electronic equipment costs, are transforming consumer demand for digital content. Consumers are increasingly demanding:

•

Choice of Content. Consumers want the broadest choice and diversity of content, regardless of whether the content is delivered through traditional broadcast networks, internet protocol-based broadband networks or over-the-top (“OTT,” i.e. video delivery over the internet).

•

Quality of Experience. Consumers expect to utilize the latest viewing technology, such as high definition (HD)-TV and three-dimensional (3D)-TV as well as highly functional, intuitive and robust user interfaces for content discovery and navigation.

•	Convenience of Viewing. Consumers demand the flexibility to view content anytime, anywhere and on any device.

In the evolving digitally-connected world, the fundamental requirements of content security, as well as improved functionality and convenience, are critical to the growth of the pay-TV industry. We believe these factors present significant opportunities for us in both developed and emerging markets. We further believe we are well positioned to benefit from these trends given our sophisticated software solutions, our end-to-end capabilities, our proven security track record and our ability to deliver complex system integration services.

In developed markets, digital media trends and increased competition from new entrants are compelling pay-TV operators to invest in technology at an ever increasing pace in order to differentiate their product offerings. We believe we are well positioned to capitalize on this attractive growth opportunity given our industry leading innovation capacity and expertise in delivering complex end-to-end solutions. Our growth in developed markets is driven in part by the prevalence of broadband connectivity and the proliferation of connected devices leading to new revenue generating opportunities for our clients utilizing OTT technologies. We cooperate closely with pay-TV operators to develop and deliver hybrid set-top boxes that integrate OTT. We believe that our hybrid technologies and digital rights management solutions will substantially enrich the current TV-viewing experience and assist our clients in attracting new subscribers.

In many emerging markets, the growing middle class is driving a dramatic rise in digital pay-TV penetration, which is expected to have a 16.7% compound annual growth rate from 220 million households in 2010 to 408 million households in 2014 according to 2011 data published by Screen Digest. We believe our strong relationships with leading pay-TV providers in China, India and Latin America, including Bharti, CCTV, DIRECTV Latin America, Hathway and Tata Sky, combined with the more rapid adoption of digital pay-TV and new services, such as DVRs, in many emerging markets as the cost of the devices used in such services declines, provide further growth opportunities. Emerging markets represent a growing part of our revenue, increasing from 39% and 27% for the six months ended December 31, 2008 and the fiscal year ended June 30, 2008, respectively, to 42% and 40% for the six months ended December 31, 2011 and the fiscal year ended June 30, 2011, respectively. For a description of how we define developed and emerging markets, see “Market and Industry Data.”

Since our inception in 1988, we have emphasized continuous investment in research as an integral part of our technology and development (“T&D”) efforts to drive innovation in our industry and the development of new and improved offerings for our clients. We have invested over $1 billion in T&D since December 2008. Our approach has led to a number of industry accolades and a strong intellectual property portfolio featuring over 545 patents issued and over 500 patents pending worldwide as of December 31, 2011. Our primary revenue sources include:

•

Software Solutions. Our software solutions seek to enhance the viewing experience by providing more compelling functionality to the subscriber for discovering, navigating and interacting with content (27% of revenue for the six months ended December 31, 2011).

•

Content and Service Protection. Our content and service protection solutions seek to protect the integrity of pay-TV operators’ business models by ensuring only paying viewers can receive content (56% of revenue for the six months ended December 31, 2011).

•	Integration and Services. Our integration capabilities allow us to offer tailored end-to-end solutions to our clients (17% of revenue for the six months ended December 31, 2011).

We derive our revenue primarily from the licensing of our technologies and software components and fees for the delivery of services. Key revenue drivers include the number of subscribers of pay-TV operators using our solutions and the number of devices deployed utilizing some or all of our software components. We act as a trusted partner for our clients, entering into long-term contracts, typically with a duration of approximately five years, which provide visibility into our long-term performance. In the six months ended December 31, 2011 and the fiscal year ended June 30, 2011, we generated $477 million and $957 million in revenue, operating income of $127 million and $245 million at a margin of 27% and 26%, and net income of $46 million and $252 million, respectively.

Our Industry

The TV market is the largest segment of the global media industry, according to a 2011 report by Datamonitor. The market for pay-TV software solutions is growing due to a number of trends, including growth in the availability of digital content, growth in sales of high-end televisions and mobile devices, decreasing costs of consumer equipment, increased availability of broadband connectivity, rising content costs and the rapid growth of digital pay-TV penetration in many emerging markets. In addition, we believe the need to fund the increasing cost of premium content is driving the broader adoption of subscription-based business models that rely on technologies like ours. According to Screen Digest data published in 2011, digital pay-TV households worldwide will grow at an estimated 12.1% compound annual growth rate from 384 million in 2010 to 606 million in 2014. According to 2011 data published by Screen Digest, of the world’s almost 1.3 billion TV households, only 43% had converted to digital as of December 31, 2010.

Pay-TV operators are increasingly turning to technology providers like us in order to adapt to the new digital paradigm and meet consumers’ expectations for increased choice, quality and convenience of digital content. In addition, pay-TV operators are focused on securing and protecting their content. Finally, given the complexity inherent in implementing such changes to their content distribution infrastructure, we believe pay-TV operators increasingly seek to work with technology providers that offer comprehensive, end-to-end solutions and have a successful track record of delivering complex integration services.

Increased penetration of digital TV, broadband and mobile is driving demand for innovative and comprehensive video solutions in developed markets. However, certain emerging markets such as China, India and Latin America offer additional opportunities through continued economic expansion and a growing middle class that can afford pay-TV services. Increasing disposable income among consumers is driving the adoption of pay-TV in households that previously relied solely on traditional free-to-air television. According to data from Screen Digest published in 2011, digital pay-TV penetration totaled 23% of television households as of December 31, 2010 in what we classify as emerging markets (compared to 54% in what we classify as developed markets) and is forecasted to reach 38% by 2014.

Our Technologies and Solutions

We connect pay-TV operators and consumers through innovative technology. Our solutions protect and deliver content through rich, intuitive interfaces and enable access to all types of content anytime, anywhere and on any device. We offer comprehensive, secure, end-to-end solutions that deliver a compelling viewer experience by enabling all types of content to seamlessly co-exist across multiple devices. Our solutions can be built from our own technologies or by combining our software technologies with third-party components and integrating the entire solution into our clients’ systems. We offer technologies and solutions across two broad categories, software solutions and content and service protection, augmenting them with a number of integration services. The key software technologies in our end-to-end solutions include:

•

Middleware. Our middleware software, similar to an operating system, enables operation of set-top boxes and delivery of content over both broadcast and broadband networks as well as over-the-top to broadband connected set-top boxes.

•	Digital Video Recorder (“DVR”) Software. Our DVR software enables pay-TV subscribers to record content as well as pause and rewind “live” TV.

•	Electronic Program Guide (“EPG”). Our EPG software families allow subscribers to easily and intuitively discover, navigate and interact with content and features provided by the platform operator.

•	Conditional Access (“CA”) and Digital Rights Management (“DRM”). These technologies ensure that only paying subscribers can access content.

•

Unified Headend Systems. These software systems ensure that the right content, accompanied by the appropriate data describing the content (“metadata”), is delivered to the subscriber anytime, anywhere and on any device.

We believe we are a market leader in middleware (approximately 214 million total units deployed and approximately 22% global market share of active units), DVR software (approximately 47 million total units deployed and approximately 40% global market share of active units) and conditional access (approximately 125 million households representing approximately 28% global market share based on households served), based on market information derived from 2011 Screen Digest data.

Our Competitive Strengths

We believe the following competitive strengths position us to be the partner of choice for leading pay-TV operators:

Leading Global Provider of Pay-TV Software Solutions. We believe our leading position makes us the partner of choice to the world’s pay-TV operators as they seek to grow their business and look to us to help them deploy additional features and functionality.

Sophisticated End-to-End Solutions. We believe our end-to-end solutions portfolio provides a rich user-centric experience and enhances the value proposition to our clients’ subscribers. Our pay-TV software solutions include middleware, EPG, DVR software, CA and DRM. We believe our individual software technologies are competitive on a standalone basis and are even more compelling as part of our end-to-end solutions, given the complex and integrated nature of pay-TV operators’ systems.

Ability to Perform Complex Integrations. We have a proven track record of delivering complex multi-vendor integration projects. Our clients seek customized solutions incorporating some or all of our technologies that are adapted to their specific needs and choices of set-top box hardware and infrastructure. We seamlessly integrate any combination of our software components with third-party software components. We believe our extensive relationships with key industry participants provide us a unique ability to promote the adoption of our solutions across the infrastructure chosen by our clients. Given our long-standing relationships with many of our clients, we believe we are well positioned to integrate new solutions into their existing infrastructure. Furthermore, we believe our integration expertise and capabilities help us to penetrate new markets and to win new clients.

Technological Leadership and Proven Ability to Innovate. Our commitment to continuous investment in technology and development drives innovation and new technology development. Over 75% of our workforce is involved in technology and development, where we have invested in excess of $1 billion since June 2008. We cooperate closely with some of our key clients that consistently strive to be at the forefront of the technology adoption curve. These clients adopt our latest technologies at an early development stage and help us refine the specifications of our new solutions to accelerate the innovation cycle. Our approach has led to a number of industry accolades, including the 2012 TV Innovation Award for our Snowflake® EPG, awarded by IMS Research in January 2012, the Red Dot Product Design Award for one of our remote control designs, awarded by Design Zentrum Nordrhein Westfalen in July 2011, and the Enterprise and Innovation Award, awarded by the Institute for Education Business Excellence in October 2010, and a strong intellectual property portfolio including over 545 patents issued and over 500 patents pending worldwide as of December 31, 2011.

Global Blue Chip Client Base. We serve many of the leading pay-TV operators, which provides us with a platform for further growth as they drive industry innovation, adopt and market new services and expand their subscriber base. Across both developed and emerging markets, we have long-term relationships with many of the largest cable, satellite and broadband pay-TV operators, including Astro, Bharti, Bouygues Telecom, BSkyB, CCTV, Cox, DIRECTV, Kabel Deutschland, Sky Deutschland, SKY Italia, TataSky, UPC (a unit of Liberty Global) and Vodafone. Our clients include four of the top five digital pay-TV operators in North America, three of the top five in Western Europe and two of the top five in emerging markets based on number of subscribers according to 2011 data published by Screen Digest. We have never suffered a loss of a significant client to a competitor.

Proven Security Track Record. We believe the NDS brand is synonymous with advanced technology, proven security and high-quality service. Our solutions protect over $50 billion in pay-TV revenues. Our security track record is a direct result of our long-term investment in developing and maintaining key proprietary security technologies, such as our proprietary encryption techniques and our custom designed smart card chips. Content has become more expensive and is increasingly becoming a key differentiator for pay-TV operators to attract and retain consumers. Our clients are increasingly looking to deploy the most sophisticated security technologies to protect and monetize their content. We believe our reputation for security positions us well to work with new and existing clients to capitalize on this trend.

Experienced Management Team with Demonstrated Ability to Execute. We are led by an experienced and entrepreneurial management team with a strong track record of developing NDS into a global technological pioneer and a leading pay-TV industry solutions provider. Our management team has a deep understanding and appreciation of technology and a proven ability to consistently innovate and expand our technological leadership while at the same time deliver growth.

Our Strategy

Our goal is to provide pay-TV operators with innovative solutions that enable the delivery, discovery and navigation of digital content while protecting their content distribution revenue streams. Our strategy to maintain our leadership position in both developed and emerging markets and grow our business has six key components:

•

Create Solutions to Enhance our Clients’ Offering and Ability to Add Subscribers. Our clients’ challenge is to increase their subscriber base by providing the widest choice of quality digital content, both using linear and on-demand models, with powerful content discovery and navigation capabilities. Our interests are closely aligned with those of our clients as our revenue depends in part on the growth of their pay-TV subscriber base and their ability to sell new services. By continuing to innovate and expand the scope and reach of our solutions, we help our clients deliver the best possible user experience to their subscribers.

•

Pursue New Clients and Global Growth Opportunities. We are committed to continuing our global expansion, particularly in emerging markets. We intend to leverage our end-to-end suite of software technologies and components, our existing client base of leading global pay-TV operators, our strong brand and reputation and our historical track record of success to drive new client wins. By targeting the leading pay-TV providers within emerging markets, we intend to benefit from the growth trends in these markets.

•

Capitalize on the Emerging Internet TV and OTT Ecosystem. Our solutions and technologies, such as our hybrid middleware, DRM and unified headend software systems, facilitate the secure delivery and consumption of all types of content by seamlessly integrating OTT content with broadcast and pay-TV content through multiple connected devices. We are developing solutions to support innovative web-centric business models for our clients that can deliver both mainstream and long-tail content anytime, anywhere and on any device.

•

Increase Share of Client Technology Spending. Our leading positions in middleware, DVR software and CA provide us with an attractive platform from which to cross-sell additional solutions to our clients. We also seek to leverage the competitive advantage of our end-to-end offering and our proven systems integration capability. As clients’ system environments become more complex and pay-TV operators continue to reduce the number of suppliers they use and seek to rely more heavily on software-based solutions, we intend to capitalize on our leading position and solutions to increase our share of client technology spending.

•	Build upon our Technology Innovation Leadership. We believe that our continuous investment in technology and development and collaboration with our clients and other technology suppliers are central to our innovation leadership. We have worked together with successful early adopters to drive product demand to the mass market with innovative solutions such as dynamic advertising, high definition DVR software and a hybrid TV solution, and more recently, a number of solutions allowing pay-TV operators to embrace OTT content delivery and content from social networks. We intend to build upon our existing technology base and develop the next generation of innovative video content services for consumers. We seek to provide solutions that allow our clients to provide a wider choice of content and increased quality and convenience of the viewing experience by making the consumption of content anytime, anywhere and on any device a reality.

•

Pursue Selective Strategic Alliances and Acquisitions to Augment Growth. We have a successful track record of making and integrating strategic acquisitions and intend to continue to pursue selective strategic alliances and acquisitions to complement our business. We have relationships with several set-top box vendors, chip manufacturers, system integrators and video on demand server systems.

Risks Associated with Our Company

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	Our operating results could decline if our clients experience a decline in subscribers or if our solutions do not enable them to grow their revenues per subscriber;

•	Our business may suffer if we and our clients do not respond to technological changes affecting the delivery of digital content;

•	Our quarterly results may fluctuate significantly and may be unpredictable, which could have a material adverse effect on our business and our share price;

•	Our business could be harmed if a defect in our software technologies or solutions interfere with, or causes any failure in, our clients’ systems;

•

We derive a significant portion of our revenue from a limited number of large clients. Our revenue could decline significantly if any of these clients significantly reduces its purchases of our technology or services or terminates its relationship with us;

•	Our success is heavily dependent upon our proprietary technologies and legal uncertainties with respect to intellectual property protection could harm our business;

•	Our indebtedness could adversely affect our financial health and could harm our ability to react to changes to our business; and

•	Political, regulatory and economic risks associated with our international operations could harm our business.

Corporate History and Structure

We were established through our original predecessor in 1988 as a joint venture of News Corporation, one of the world’s largest global media companies, and became a wholly owned subsidiary of News Corporation in 1992. In 1999, we listed on the NASDAQ Stock Exchange, and News Corporation remained our largest shareholder until February 2009 at which time we became a privately held company incorporated in England and Wales through our immediate predecessor, NDS Group Limited. In this prospectus, we refer to this transaction as the “take-private transaction.” Since that time, the Series B ordinary shares of NDS Group Limited (the “Series B Shares”) have been owned approximately 51% by Nuclobel Lux 1 S.àr.l. and Nuclobel Lux 2 S.àr.l. (the “Nuclobel Entities”), two companies controlled by funds (collectively, the “Permira Funds”) advised by Permira

Advisers LLP and associated entities (“Permira”), and approximately 49% by News Corporation through its wholly owned subsidiary, NDS Holdco, Inc. (“NDS Holdco”), with directors and members of management owning less than 1% of the Series B Shares. Pursuant to agreements made at the time of the take-private transaction, the Nuclobel Entities and NDS Holdco have equal voting power in respect of their Series B Shares, and all other ordinary shares, including Series B Shares held by directors and members of management, are non-voting. In addition, primarily as a result of subscriptions made at the time of the take-private transaction, certain directors and members of management of NDS Group Limited also hold Series C ordinary shares (the “Series C Shares”). The following members of management currently hold Series B Shares and Series C Shares: Michael Dick, Yorai Feldman, Alexander Gersh, Dave Habiger, Jonathan Hashkes, Raffi Kesten, Pyrros Koussios, Ismat Levin, David Nabozny, Derek Nottingham, Gorm Nielsen, Abraham Peled, Nigel Smith, Susan Taylor, Nicholas Thexton and Andrew Woodward.

NDS Group Limited’s Articles of Association adopted at the time of the take-private transaction include a mechanism to attribute value to the various classes of its share capital based upon the valuation of NDS at an “exit event,” which will include this offering (“the waterfall calculation”). The waterfall calculation is a methodology whereby the implied equity value of NDS as of the date of an exit event is shared among the various classes of share capital. The Series C Shares held by directors and members of management have nominal value until the Series B Shares, including the shares held by the Nuclobel Entities, NDS Holdco and management, achieve a specified return. As a result, the value resulting from the waterfall calculation of the Series C Shares held by directors and members of management is more significantly impacted by changes in the enterprise value of NDS than are other series of ordinary shares. In the context of an initial public offering, the implied equity value of NDS would be calculated as the total number of common shares in NDS Group Holdings Limited, after giving effect to the offering and the Reorganization, multiplied by the initial public offering price.

On August 1, 2011, NDS Group Holdings Limited was incorporated under the laws of Bermuda as an exempted company to become the holding company for NDS Group Limited in connection with this offering and the Reorganization that will be completed prior to the closing of this offering. The Nuclobel Entities currently own approximately 51% of the common shares of NDS Group Holdings Limited, and NDS Holdco currently owns approximately 49%. As described below under “—Corporate Reorganization,” pursuant to the terms of the Reorganization, all of the capital stock of NDS Group Limited will be exchanged for newly issued common shares of NDS Group Holdings Limited or will be repurchased or cancelled and, as a result, NDS Group Limited will become our wholly owned subsidiary. We will be a holding company, and our business will be conducted through NDS Group Limited and its subsidiaries.

Following the completion of this offering and the Reorganization, and assuming that the underwriters do not exercise their over-allotment option to purchase additional common shares, the Nuclobel Entities and NDS Holdco will own approximately     % and     % of our outstanding common shares, respectively, and approximately     % of our outstanding common shares will be owned by certain members of our management. For an analysis of how the foregoing information would change if the initial public offering price is not equal to the midpoint of the estimated price range, see “Pricing Sensitivity Analysis.”

During the six months ended December 31, 2011 and the fiscal years ended June 30, 2011 and 2010, approximately 29%, 33% and 37% of our total revenue, respectively, was derived from businesses in which News Corporation has a continuing interest, including BSkyB and SKY Italia, two of our three largest clients in each such period. News Corporation owned 39% of BSkyB and 100% of SKY Italia as of December 31, 2011. These two entities together comprised 23%, 23% and 28% of our revenue in the six months ended December 31, 2011 and the fiscal years ended June 30, 2011 and 2010, respectively.

Upon completion of this offering, we intend to elect to be a “controlled company” within the meaning of the New York Stock Exchange’s (“NYSE”) corporate governance standards. Under NYSE rules, a “controlled company” may elect not to comply with certain NYSE corporate governance requirements. Accordingly, shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE’s corporate governance requirements. As a result of this election, we will not be required to, nor do we intend to, have a majority of independent directors. In addition, the compensation committee and the nominating and corporate governance committee of our board of directors will not be required to, and will not, consist of all independent directors. However, the audit committee must consist of all independent directors within an applicable phase-in period, and we intend to have a fully independent audit committee within one year following the effective date of the registration statement of which this prospectus forms a part.

Corporate Reorganization

Pursuant to the equity implementation deed, or the implementation deed, dated August 10, 2011, by and among us, NDS Group Limited, and the shareholders of NDS Group Limited, prior to the effective time of the registration statement of which this prospectus forms a part, each of the Nuclobel Entities and NDS Holdco will contribute all of the Series B Shares of NDS Group Limited then owned by it to us in exchange for an equal number of our common shares. At such time, the Nuclobel Entities and NDS Holdco will no longer hold any shares of NDS Group Limited. Immediately following this exchange, each              of our common shares will be consolidated into              of our common shares.

Immediately following the determination of the initial public offering price in this offering, NDS Group Limited will make the waterfall calculation set forth in its Articles of Association. Thereafter, the Series C Shares held by directors and members of management will be redesignated into a number of Series B Shares determined pursuant to the waterfall calculation. Depending upon the results of the waterfall calculation, certain of the Series C Shares held by directors and members of management may be redesignated as an additional series of ordinary shares of NDS Group Limited (the “Series E Shares”) that will be repurchased by NDS Group Limited for nominal value and cancelled, and will not be exchanged for ordinary shares of NDS Group Holdings Limited in the Reorganization. In addition, the Series D ordinary shares of NDS Group Limited (the “Series D Shares”) underlying outstanding options will be notionally redesignated into a number of Series B Shares determined pursuant to the waterfall calculation, and thereafter such options will be exchanged for options over a number of common shares based upon the conversion ratio applicable to the Series B Shares.

Immediately after the redesignation, each remaining holder of Series B Shares will contribute to us each Series B Share then held by it (including shares held as a result of the redesignation) in exchange for              of our common shares in the aggregate, assuming the initial public offering price is equal to the midpoint of the estimated price range set forth on the cover page of this prospectus. In addition, we will assume the existing 2009 Share Option Plan of NDS Group Limited, and each outstanding option to purchase Series D Shares will be exchanged for options to purchase our common shares. Assuming the initial public offering price is equal to the midpoint of the estimated price range set forth on the cover page of this prospectus,              of our common shares will be subject to options issued in the Reorganization.

We refer to the transactions described above pursuant to which we will acquire all of the equity interests of NDS Group Limited in exchange for our common shares, including the              for              share consolidation, as the “Reorganization.” For additional information regarding the Reorganization, see “Corporate Formation and Reorganization.”

Because the number of ordinary shares of NDS Group Limited to be exchanged by certain members of management in the Reorganization, as well as the number of ordinary shares subject to options of NDS Group Limited to be exchanged for options over our common shares, will be based on the actual per-share initial public offering price in this offering, the number of our common shares issued in exchange and the number of our common shares subject to options upon completion of the exchange will vary depending on the offering price. Where information in this prospectus gives effect to our Reorganization, such information is presented assuming an initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus. For an analysis of how the foregoing information would change if the initial public offering price is not equal to the midpoint of the estimated price range, see “Pricing Sensitivity Analysis.”

Corporate Information

Our principal executive offices are located at One London Road, Staines, Middlesex, United Kingdom TW18 4EX. The telephone number at this address is +44 (0)208 476 8000. We maintain a registered office in Bermuda at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The telephone number of our registered office is +1 (441) 295-5950. Our corporate website address is www.nds.com. The information on our website does not constitute part of this prospectus.

THE OFFERING

Common shares offered by NDS Group Holdings Limited	shares.

Common shares offered by the selling shareholders	shares.

Common shares outstanding immediately after this offering	shares.

Use of proceeds	We intend to contribute the net proceeds to us from this offering to NDS Group Limited, which will be our direct wholly owned subsidiary upon completion of the Reorganization. We expect NDS Group Limited to use the net proceeds for general corporate purposes. We will not receive any net proceeds from the sale of shares by the selling shareholders. See “Use of Proceeds.”

Risk Factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our common shares.

Proposed symbol	“NDSG”

The number of our common shares to be outstanding immediately after this offering is based on the number of shares outstanding as of             ,             , after giving effect to the Reorganization described in this prospectus (see “Corporate Formation and Reorganization”), assuming an initial public offering price of $             per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and does not take into account:

•	common shares issuable upon the exercise of outstanding options, at a weighted average exercise price of $ per share;

•	common shares reserved for future issuance under our 2011 NDS Share Incentive Plan; and

•	5,500,000 common shares reserved for purchase under our NDS Employee Share Purchase Plan.

The aggregate number of ordinary shares of NDS Group Limited to be exchanged by certain members of our management in the Reorganization, as well as the number of ordinary shares subject to options of NDS Group Limited to be exchanged in the Reorganization for options over our common shares, will be based on the actual per-share initial public offering price in this offering. Accordingly, the number of our common shares issued in exchange therefore and the number of our common shares subject to options upon completion of the exchange will vary depending on the offering price. For an analysis of how the foregoing information would change if the initial public offering price is not equal to the midpoint of the estimated price range, see “Pricing Sensitivity Analysis.”

Except as otherwise indicated, all information in this prospectus assumes:

•	an initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus;

•	no exercise of the underwriters’ option to purchase up to an additional shares from the selling shareholders to cover over-allotments; and

•	the Reorganization, including the -for- consolidation of our common shares, has been completed.

SUMMARY CONSOLIDATED FINANCIAL DATA

The consolidated financial data as of and for the years ended June 30, 2011, 2010 and 2009 have been derived from the audited consolidated financial statements of NDS Group Limited, our predecessor for accounting purposes. The consolidated financial data for the six months ended December 31, 2011 and 2010 and the consolidated balance sheet data as of December 31, 2011 have been derived from NDS Group Limited’s unaudited consolidated financial statements. The unaudited interim consolidated financial data have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of our financial condition as of such dates and our results of operations for such periods. NDS Group Limited’s historical results are not necessarily indicative of the results that may be expected in the future, and its interim results are not necessarily indicative of the results to be expected for the full fiscal year.

The unaudited pro forma as adjusted net income per share data for the six months ended December 31, 2011 and the year ended June 30, 2011 give effect to the Reorganization described under “Corporate Formation and Reorganization” and the sale of            common shares in this offering by us at an assumed initial public offering price of $           per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and the application of the net proceeds to us therefrom as described under “Use of Proceeds,” as if each such transaction had occurred as of the beginning of the applicable period presented. The unaudited pro forma consolidated balance sheet data as of December 31, 2011 give effect to the Reorganization as if it had occurred on December 31, 2011, and the unaudited pro forma as adjusted consolidated balance sheet data as of December 31, 2011 give effect to the Reorganization and the sale of the common shares by us in this offering and the use of proceeds therefrom as described above, as if each such transaction had occurred on December 31, 2011. The pro forma and pro forma as adjusted information is presented for informational purposes only and is not necessarily indicative of what our results would have been had the transactions actually occurred on such dates nor is it indicative of our future performance.

You should read the summary consolidated financial data set forth below in conjunction with the sections “Corporate Formation and Reorganization,” “Use of Proceeds,” “Pricing Sensitivity Analysis,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with the consolidated financial statements and the related notes included elsewhere in this prospectus.

Statements of Operations Data	For the six months ended December 31,			For the year ended June 30,
	2011		2010	2011†		2010†	2009†
(in thousands)	(unaudited)
Revenue:
Software solutions		$129,146	$121,135		$256,596	$239,307	$225,556
Content and service protection		266,900	233,117		523,759	523,137	421,083
Integration services		80,948	90,192		176,506	126,116	120,641

Total revenue		$476,994	$444,444		$956,861	$888,560	$767,280

Operating expenses:
Cost of Sales:
Direct cost of sales		(61,810)	(51,872)		(132,682)	(183,197)	(123,420)
Professional services		(22,486)	(23,134)		(44,561)	(34,772)	(34,147)
Technology and development		(196,029)	(184,591)		(396,109)	(345,775)	(333,880)
Sales and marketing		(25,166)	(22,095)		(48,266)	(43,277)	(41,125)
General and administrative		(32,875)	(25,706)		(62,048)	(44,075)	(54,242)
Depreciation		(9,776)	(9,732)		(19,910)	(18,140)	(19,830)
Impairment and amortization of intangible assets		(2,103)	(6,024)		(8,286)	(12,838)	(23,790)

Total operating expenses		$(350,245)	$(323,154)		(711,862)	(682,074)	(630,434)

Operating income		126,749	121,290		244,999	206,486	136,846
Interest and other expense, net		(65,371)	(89,212)		(205,583)	(66,269)	(76,602)
Costs of take-private transaction		—	—		—	—	(124,536)

Income (loss) from continuing operations before income tax expense		$61,378	$32,078		$39,416	$140,217	$(64,292)
Income tax expense		(15,294)	(12,666)		(25,497)	(32,642)	(12,008)

Net income (loss) from continuing operations		$46,084	$19,412		$13,919	$107,575	$(76,300)
Net income of discontinued operations(1)		—	6,206		8,586	9,207	13,258
Gain on disposal of discontinued operations		—	—		229,681	—	—

Net income (loss)		$46,084	$25,618		$252,186	$116,782	$(63,042)

Net income (loss) per Series A ordinary share
Net loss per share from continuing operations							$(1.64)
Net income per share from discontinued operations(1)							0.29

Net loss per share							$(1.35)

Net income (loss) per Series B ordinary share
Net income (loss) per share from continuing operations		$1.60	$0.68		$0.48	$3.75	$(1.64)
Net income per share from discontinued operations(1)		—	0.21		8.30	0.32	0.29

Net income (loss) per share		$1.60	$0.89		$8.78	$4.07	$(1.35)

Pro forma net income per common share (unaudited)	$			$

Non-Financial Metrics
(in millions, unaudited)
Households(2)(4)	125.7	100.1	109.7	91.1	68.7
Unique new deployments(3)(4)	25.7	25.9	58.0	41.6	42.8

Balance Sheet Data	As of December 31,	As of June 30,
	2011	2011†	2010†	2009†
(in thousands)
Cash and cash equivalents	$57,575	$44,502	$119,145	$115,740
Other current assets	345,728	350,816	288,164	289,729
Non-current assets	283,343	299,149	356,331	356,106

Total assets	$686,646	$694,467	$763,640	$761,575

Current portion of long-term debt	19,862	21,294	39,039	48,384
Other current liabilities	217,994	244,395	221,235	284,174
Non-current portion of long-term debt	1,002,473	1,039,255	1,357,734	1,418,290
Other non-current liabilities	123,356	117,919	131,299	99,312
Shareholders’ equity	(677,039)	(728,396)	(985,667)	(1,088,585)

Total liabilities and shareholders’ equity	$686,646	$694,467	$763,640	$761,575

Pro Forma Balance Sheet Data	As of December 31, 2011
	Pro Forma	Pro Forma as Adjusted
(unaudited)
(in thousands)
Cash and cash equivalents	$	$
Other current assets
Non-current assets

Total assets	$	$

Current portion of long-term debt	$	$
Other current liabilities
Non-current portion of long-term debt
Other non-current liabilities
Shareholders’ equity

Total liabilities and shareholders’ equity	$	$

(†)	Fiscal year 2011 included 53 weeks while fiscal years 2010 and 2009 included 52 weeks.
(1)	In January 2011, we sold the OpenBet business, which operated as a separate segment involved in the development and sale of software systems and applications in the betting and gaming market, for net cash consideration of $292 million, as we no longer considered the OpenBet business to be core to our strategy. We have classified the OpenBet business under discontinued operations for all periods covered herein and in the accompanying consolidated financial statements.
(2)	Households refers to total households using our conditional access solutions.
(3)	Unique new deployments means an instance of middleware, DVR software or EPG newly deployed.
(4)

We track a number of non-financial measures to help monitor and evaluate our performance. Because our software solutions revenues are derived largely from the number of our software technologies deployed to our clients’ subscribers, we track total unique new deployments as a measure of the penetration and use of our technologies in consumer markets. One unique new deployment may consist of any combination of our software solutions. Therefore, we also individually track the mix of new deployments of middleware, DVR software and EPG. To help us evaluate our performance in content and service protection, we track total households using our content and service protection technologies. For each of our three largest clients, we use publicly available data on households served by such clients. For all other clients, we generally calculate the number of households based on our internal data on active set-top boxes and other devices using our content and service protection solutions deployed per region and regional Screen Digest data on the average number of active digital pay-TV set-top boxes per pay-TV household in such region. The Screen Digest regional data on average number of active digital pay-TV set-top boxes per pay-TV household does not take into account the demographic mix or pay-TV operator concentrations in a particular region and therefore will not reflect patterns of higher-than-average or lower-than-average set-top boxes per household for NDS clients’ subscriber bases in that region. Although we believe that the number of set-top boxes per household of our clients’ subscribers generally approximates the average in a given region, in certain markets our clients’ subscriber bases may be above the average in terms of pay-TV set-top boxes per household, and average data may not be representative of all instances. However, we believe such data is helpful for evaluating growth trends in content and service protection.

RISK FACTORS

An investment in our common shares involves a high degree of risk. You should consider carefully all of the risks and uncertainties described below, together with all the other information contained in this prospectus, before deciding to invest in our common shares. If any of the following risks actually occurs, our business, business prospects, financial condition, results of operations or cash flows could be materially adversely affected. In any such case, the trading price of our common shares could decline, and you could lose all or part of your investment.

Risks Related to Our Business

Our operating results could decline if our clients experience a decline in subscribers or if our solutions do not enable them to grow their revenues per subscriber.

A significant portion of our revenue is derived from the ongoing fees paid by our clients on a monthly basis based on the number of active subscribers utilizing our solutions. We receive license revenues based on each set-top box manufactured or deployed that incorporates our technologies. Therefore, a significant portion of our revenue is dependent upon our clients’ subscriber numbers, growth in set-top box numbers and the frequency with which set-top boxes are replaced with enhanced models. If our clients’ subscriber numbers or set-top box deployments do not continue to increase, we may be unable to generate substantial revenue growth or sustain our current revenue levels and, as a consequence, our business, operating results and financial condition could be materially and adversely affected.

Certain of our clients are recycling set-top boxes and smart cards by re-issuing them to a new subscriber when an existing subscriber terminates service. Such activity by our clients reduces our potential incremental set-top box software licensing revenue and demand for new smart cards. Should this type of activity become more widespread, it could materially and adversely affect our revenue. In addition, because the security of our smart cards has not been compromised in recent years, certain clients have delayed or limited plans to complete card changeovers. In the past, this has resulted in us agreeing to amend contract terms with certain of our clients, with the effect of reducing our content and service protection revenues from such contracts. If we are required to make similar amendments to our agreements with clients in the future, this could result in lower content and service protection revenue and our business, operating results and financial condition could be materially and adversely affected.

Widespread availability of OTT content may reduce the number of our clients’ subscribers, reducing their demand for our solutions and services.

OTT delivery increasingly allows viewers access to content that is similar to content offered by pay-TV operators. The widespread availability of OTT content may therefore result in a reduction in the number of pay-TV subscribers or reduce revenue per subscriber. If either occurs, our clients could purchase fewer solutions from us and they could also reduce their technology development initiatives, which could diminish our competitive position and could also cause our revenue to decline significantly. As a result our business, operating results and financial condition could be materially and adversely affected.

Our business may suffer if our clients decide not to use our technologies or do not adopt our technologies early in their development cycles.

We are dependent upon our clients choosing to use our technologies in the products and services they offer to consumers. We collaborate with our clients to build upon our existing technological base and develop the next generation of innovative video content services for consumers. If our clients decide not to use our existing technologies or decide not to adopt our technologies early in their development cycles, our ability to innovate would be diminished and revenue could decline significantly and our business, operating results and financial condition could be materially and adversely affected.

Pay-TV operators may not adopt our advanced solutions.

We expect over the next several years to sell advanced technology solutions for the pay-TV market, including dynamic advertising, hybrid middleware and unified residential gateways. The market for advanced pay-TV technology solutions is still new and evolving. Historically, we have derived only a relatively small percentage of our total revenue from these advanced technology solutions. We cannot be certain that the demand for or the market acceptance of these technologies will develop as we anticipate, and even if they do, we cannot be certain that we will be able to market these advanced solutions effectively and successfully respond to changes in consumer preferences. In addition, our ability to market these advanced solutions will be affected to a large degree by pay-TV operators. If pay-TV operators determine that our advanced solutions do not meet their business or operational expectations, they may choose not to offer our advanced solutions to their subscribers. Should our advanced technology solutions fail to meet operators’ expectations, causing them not to enter into new or expanded contracts or renew their contracts with us, we will be unable to maintain or increase the associated revenue from our advanced technology solutions. Moreover, due to global economic conditions, pay-TV operators may slow the pace of their deployment of these advanced services and such action would negatively impact our revenue. Accordingly, our ability to generate substantial revenue from our advanced technology solutions offerings is uncertain.

Our business may suffer if we and our clients do not respond to technological changes affecting the delivery of digital content.

Our business and the industry in which we operate are characterized by rapid technological change, evolving industry standards and frequent product enhancement. Our continued success will depend, in part, upon our ability to develop and successfully market solutions and services that respond to technological changes and evolving industry standards in a timely and cost-effective manner and that gain market acceptance over the solutions of our competitors.

We have in the past incurred, and will continue to incur, significant technology and development expenses as we strive to remain competitive. New technology developments and introductions involve a significant commitment of time and resources and are subject to a number of risks and challenges, including:

•	managing the length of the development cycle for new technologies;

•	adapting to emerging and evolving industry standards and to technological developments by our competitors and clients;

•	extending the operation of our solutions and services to new and evolving platforms, operating systems and hardware platforms; and

•	managing new technology and service strategies.

Although the market expects rapid development and commercial introduction of new technologies to respond to changing infrastructure and evolving threats, the development of these technologies is difficult and the timeline for their release and availability can be uncertain. If we do not quickly respond to the rapidly changing and exacting needs of our clients by timely developing and releasing new or updated technologies and services, we could lose some or all of our investment in new technologies and services, and such loss of investment of capital and resources could have a material adverse effect on our results of operations. If others develop technologies or services that gain broader market acceptance than, or replace market demand for, our technologies and services, our competitive position and business prospects will be materially and adversely affected.

Our business could be harmed if the security provided by our content and service protection systems and solutions is compromised or is not adaptable to changing technology.

We face risks relating to the failure of our content and service protection systems to protect pay-TV operators and content providers from signal theft. In order for our content and service protection business to remain competitive, we need to accurately anticipate changes in technology that our clients will deploy, the security vulnerabilities of such technology as well as likely attack techniques, and we need to continue to develop and introduce solutions that successfully address the evolving opportunities and threats while maximizing technology performance. The software solutions and smart cards we provide for our clients’ individual subscribers are critical components of our conditional access systems. Unauthorized viewing and use of content may be accomplished by pirating software, counterfeiting the smart card or otherwise thwarting the security features of the content and service protection system. Any significant increase in the incidence of signal theft could require us to replace a population of a pay-TV operator’s smart cards or software or take other remedial action. In those cases where we have accepted specific responsibility for maintaining the security of a pay-TV operator’s content and service protection system, significant costs could be imposed on us if a security breach requires us to replace a population of smart cards or take other action to rectify the problem. To the extent that signal theft may result in the cessation of all, or some portion of, the payments of per-subscriber fees to us by a pay-TV operator while the security breach is being remedied or, in the event of termination by the pay-TV operator of our agreement if the breach is not satisfactorily remedied, the resultant loss of revenue could have a material adverse effect on our business, operating results and financial condition. A significant increase in the level of signal theft, whether or not resulting from a failure of our content and service protection systems, could also harm the reputation of our content and service protection systems among our clients and potential clients and, as a consequence, our business, operating results and financial condition could be materially and adversely affected.

We face significant competition and may be unsuccessful against current and future competitors.

We compete with numerous companies both to attract new clients and to retain our existing clients. We also compete with the internal development teams of our clients. Such competition may cause us to lose market share and may result in reduced profit margins. It may also hinder our ability to economically develop new software technologies. In addition, some of the companies that currently operate in the software business, but that historically have not been active competitors of ours may in the future, through acquisitions or the development of their own resources, seek to enter and obtain significant market share in our current or planned business areas. Some of these existing and potential competitors may enjoy competitive advantages, such as broader distribution and established relationships, lower labor and development costs, increased economies of scale and substantially greater financial, technical and other resources. Increased competition from existing or new competitors could result in price reductions, reduced margins or loss of market share, any of which could materially and adversely affect our business, operating results and financial condition.

Our quarterly results may fluctuate significantly and may be unpredictable, which could have a material adverse effect on our business and our share price.

We have experienced, and may in the future experience, significant quarterly fluctuations in our results of operations. Our quarterly results tend to be stronger in the fourth fiscal quarter and lower in the first fiscal quarter of each year and may fluctuate because of a variety of factors, including those discussed elsewhere in this “Risk Factors” section and in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In future periods, our operating results may not meet the expectations of public market analysts or investors. In addition, it may be difficult for us to achieve steady growth in revenue, net income and cash flow on a quarterly basis, which could in turn lead to large adverse movements in the price of our common shares or increased volatility in our share price generally.

Our business could be harmed if a defect in our software technologies or solutions interfere with, or causes any failure in, our clients’ systems.

Our software technologies and solutions are integrated into the infrastructure of our clients. As a result, any defect, error or performance problem with our software or technology could interfere with a critical component of one or more of our clients’ systems, potentially cause a critical component of one or more of our clients’ systems to fail for a period of time or even result in damages or harm to our clients’ subscribers. Our software technologies and solutions are complex and sometimes contain undetected errors, particularly when first introduced or when new versions are released. To the extent that we engage contract manufacturers, we do not have as much control over manufacturing, which could result in quality problems. Furthermore, our software technologies and solutions are sometimes combined with or incorporated into products from other vendors, potentially making it difficult to identify the source of a problem. We rely on our clients and their subscribers to properly use our solutions to protect the software and applications to which our technology may be applied. Any improper use or application of the software by our clients or their subscribers may reduce the operational performance of our technologies, render our technologies useless or result in damages to our clients or their subscribers.

Defects, errors or persistent technology failures, whether or not as a result of client misuse, could result in loss of revenue or market share, failure to achieve market acceptance, diversion of development resources, injury to our reputation, increased insurance costs, increased service costs, and claims for substantial damages against us, including product liability claims by our clients and their subscribers, regardless of whether we are responsible for such failure. Any claim brought against us could be expensive to defend and require the expenditure of a significant amount of resources, regardless of whether we prevail. Although we attempt to reduce the risk of losses resulting from these claims through warranty disclaimers and limitation of liability clauses in our agreements, these contractual provisions may not be enforceable in every instance. Furthermore, although we maintain errors and omissions insurance, this insurance may not adequately cover these claims. If a court refuses to enforce the liability-limiting provisions of our contracts for any reason, or if liabilities arise that are not contractually limited or adequately covered by insurance, our business could be materially harmed.

If we fail to complete our projects in a timely fashion to meet our clients’ requirements, our business results and reputation could suffer.

We have in the past experienced, and may in the future experience, unanticipated delays in the availability of new software technologies and services and fail to meet previously announced timetables for such availability. Our clients often plan the timing of the introduction of new solutions around specific marketing campaigns and events, and any failure or significant delay in completing our projects and delivering software and services to our clients on time and within the applicable budget could result in a material loss of revenue and reduced operating margins and harm our relationships with clients. We may in the future experience difficulties or delays in the design, development, testing, delivery and integration with our clients’ systems of our solutions and services, which could have a material adverse effect on our business, operating results and financial condition.

If we are unable to sell a significant number of smart cards we have purchased in advance, or if there are substantial delays in realizing revenue from smart cards we have purchased, our funds available to operate our business may be adversely affected.

We hold inventory of smart cards and their components in anticipation of demand from our clients. Because smart cards supplied to different pay-TV operators are unique or contain unique features, particular types of smart cards held in inventory may not be useable for any client other than the one for which they were purchased. The lead times for smart card procurement are frequently much longer than the period covered by firm order commitments from our clients. Accordingly, we may make inventory purchases in anticipation of client orders that may never be received and we may purchase inventory some months in advance of smart cards being supplied to our clients. If we are unable to sell a significant number of smart cards we have purchased in advance, or if there are substantial delays in realizing revenue from smart cards we have purchased, our funds available to operate our business may be adversely affected which could materially and adversely affect our business, operating results and financial condition.

Failure to properly manage our potential growth would be detrimental to our business.

We may fail to adequately manage our anticipated future growth, either as a result of organic expansion or through acquisitions. Growth in our operations could place a significant strain on our administrative, financial and operational resources and could increase demands on our management and on our operational and administrative systems, controls and other resources. We cannot provide any assurance that our existing personnel, systems, procedures or controls will be adequate to support our operations in the future or that we will be able to successfully implement appropriate measures to effectively achieve our growth strategy. In order to benefit from growth in our business, we may have to implement new operational and financial systems, procedures and controls to expand, train and manage our employee base and maintain close coordination among our technical, accounting, finance, marketing and sales staff. We cannot provide any assurance that we will be able to do so, or that if we are able to do so, we will be able to effectively integrate them into our existing operations. If we are unable to manage growth effectively to achieve acceptable performance levels, our business, operating results and financial condition could be materially and adversely affected.

We derive a significant portion of our revenue from a limited number of large clients. Our revenue could decline significantly if any of these clients significantly reduces its purchases of our technology or services or terminates its relationship with us.

We currently derive, and we expect to continue to derive, a significant portion of our revenue from a limited number of large clients. Our two largest clients are DIRECTV and BSkyB. During the six months ended December 31, 2011 and the fiscal years ended June 30, 2011 and 2010, these two clients accounted for approximately 33%, 32% and 40%, respectively, of our total revenue. News Corporation, one of our largest shareholders, owned approximately 39% of BSkyB as of December 31, 2011, June 30, 2011 and June 30, 2010. During the six months ended December 31, 2011 and the fiscal years ended June 30, 2011 and 2010, our top ten clients accounted for approximately 72%, 65% and 72%, respectively, of our total revenue. We expect to continue to be dependent upon a limited number of clients for a significant portion of our revenue, although the particular clients may vary from period to period. If a large client purchases significantly less of our software or services, defers or cancels orders, or fails to renew or terminates its relationship with us or renews with us on less favorable terms, our revenue could decline significantly and as a result, our business, operating results and financial condition could be materially and adversely affected.

Businesses in which News Corporation has an interest, including BSkyB and SKY Italia, represent a material portion of our revenue. Revenues from BSkyB and SKY Italia together comprised approximately 23% and 23% of our total revenue for the six months ended December 31, 2011 and the fiscal year ended June 30, 2011, respectively.

Following completion of this offering, NDS Holdco, an affiliate of News Corporation, will own approximately     % of our issued and outstanding share capital and will have the right to nominate three members of our board of directors. Businesses with which News Corporation is affiliated, or in which News Corporation has an interest, currently account for, and are expected to continue to account for, a significant portion of our revenue. During the six months ended December 31, 2011 and the fiscal years ended June 30, 2011 and 2010, approximately 29%, 33% and 37%, respectively, of our total revenue was derived from businesses in which News Corporation has a continuing interest. Those businesses include BSkyB and SKY Italia, two of our three largest clients. As of December 31, 2011, News Corporation owned approximately 39% of BSkyB and 100% of SKY Italia. To the extent that News Corporation exerts influence or control over our clients, there can be no assurance that our existing or future agreements with such clients will be on terms no less favorable to us than those that we could obtain from unrelated third parties. Furthermore, we cannot provide any assurance that our relationships with these clients will continue on comparable terms, or at all, if News Corporation were to dispose of its interests in one or more of them or if its relationship with any of them deteriorates. There can be no assurance that the reduction in the ownership by News Corporation of our common shares as a result of this offering, or the further reduction by News Corporation of its ownership in the future, will not negatively impact our relationship with News Corporation or businesses in which News Corporation has an interest or with which News Corporation is affiliated. A reduction of involvement of News Corporation in our business, whether or not it continues to be a shareholder, may also negatively impact these relationships. Furthermore, because a number of major pay-TV operators around the world are owned or controlled by entities that compete with News Corporation or entities in which News Corporation has an interest or with which News Corporation is affiliated, our ability to attract clients in which News Corporation does not have an interest or with which News Corporation is not affiliated may be affected by their perception of, or our relationship with, News Corporation.

We rely on News Corporation for certain services. If News Corporation were to discontinue such services, we may incur substantial additional costs to obtain these services from alternative providers.

News Corporation currently provides certain payroll, global purchasing, internal audit and legal services to us and certain of our subsidiaries. This agreement is terminable by News Corporation on 90 days’ notice at any time when News Corporation owns less than 30% of us. We reimburse News Corporation’s costs of providing these services. If News Corporation were to discontinue such services, we may incur substantial additional costs to find alternative providers for such services and may no longer be able to benefit from the greater ability of News Corporation to obtain lower prices from vendors, which may have a negative impact on our business, results of operations and financial condition.

Our ability to sell our solutions is also dependent on the quality of our support and services offerings, and our failure to offer high-quality support and services could have a material adverse effect on our sales and results of operations.

Once our solutions are integrated within our clients’ systems, our clients may depend on our support organization to resolve any issues relating to our solutions. A high level of support is critical for the successful marketing and sale of our solutions. If we do not effectively assist our clients in deploying our solutions, succeed in helping our clients quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell our solutions to existing clients would be adversely affected and our reputation with potential clients could be harmed. In addition, if we continue to expand our international operations, our support organization will face additional challenges. Any failure to maintain high-quality support and services could result in clients choosing to use our competitors’ products instead of ours in the future and, as a consequence, our business, operating results and financial condition could be materially and adversely affected.

Any significant disruption in our processing of smart cards could adversely affect our business.

We currently obtain the computer chips used in our smart cards from a limited number of suppliers. In the event of a disruption of supply, including a shortage of manufacturing capacity, we may be unable to develop an alternative source in a timely manner or at favorable prices. Such failure could harm our ability to deliver smart cards to our clients or could negatively affect our operating margins.

In addition, we process all of our smart cards at two facilities, one located in the United Kingdom and the other in the United States. A significant disruption in the processing of smart cards at either facility could result in delays in the delivery of smart cards to our clients. The sale of smart cards that we have processed is a material portion of our business. Significant disruption to our smart card processing facilities could result in the loss of revenue, clients and future sales.

Acquisitions could result in operating difficulties, dilution and other risks.

Our long-term business strategy may include growth through acquisitions. Future acquisitions may not be completed on acceptable terms, and acquired assets, technology or businesses may not be successfully integrated into our operations. Any acquisitions or investments will be accompanied by the risks commonly encountered in acquisitions of businesses. Such risks include, among other things:

•	paying more than fair market value for an acquired company or assets;

•	failing to integrate the operations and personnel of the acquired businesses in an efficient, timely manner;

•	assuming potential liabilities of an acquired company;

•	managing the potential disruption to our ongoing business;

•	distracting management focus from our core businesses;

•	impairing relationships with employees, clients, and strategic partners;

•

failing to implement or remediate controls, procedures and policies appropriate for a public company at acquired companies that prior to the acquisition lacked such controls, procedures and policies; and

•	diluting the share value and voting power of existing shareholders.

The anticipated benefits of many of our acquisitions may not materialize. Future acquisitions or dispositions could also result in the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill and other intangible assets, any of which could harm our financial condition.

Our success is heavily dependent upon our proprietary technologies and legal uncertainties with respect to intellectual property protection could harm our business.

We believe that our future success will depend on our ability to continue to develop proprietary solutions for our clients. We rely on a combination of patent, trademark, copyright and trade secret laws, nondisclosure and other contractual provisions, and technical measures to protect our intellectual property rights. Our patents, trademarks or copyrights may be challenged and invalidated or circumvented. Our patents may not be of sufficient scope or strength or may not be issued in all countries where products incorporating our technologies can be sold. We have filed applications to expand our patent claims and for improvement patents to extend the current expiration dates. However, expiration of some of our patents may harm our business. If we are not successful in protecting our intellectual property, our business would be harmed.

Effective intellectual property protection may be unavailable or limited in some foreign countries. Despite efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise use aspects of processes and devices that we regard as proprietary. Policing unauthorized use of our proprietary information is difficult, and the steps we have taken may not prevent misappropriation of our technologies. Such competitive threats could harm our business.

Consumer rights advocates and other constituencies continuously challenge copyright law, notably the U.S. Digital Millennium Copyright Act of 1998, or DMCA, through both legislative and judicial actions. Legal uncertainties surrounding the application of the DMCA may adversely affect our business. If copyright law is compromised, or devices that can circumvent our technology are permitted by law and become prevalent, this could result in reduced demand for our technologies, and our business would be harmed.

We may license technology from third parties. If we are unable to maintain these licenses, our operations and financial condition may be negatively impacted.

We may license technology, including software, hardware, and other technologies, from third parties. The loss of, or our inability to maintain or replace, these licenses could result in increased costs or delay sales of our software, smart cards and services. We anticipate that we will continue to license technology from third parties in the future. Technology licenses may not continue to be, and new technology we seek to license may not be, available on commercially reasonable terms, if at all. Some of the component technologies that we license from third parties could be difficult for us to replace. Although we do not believe any single third-party license is material to our operations, any impairment of the relationships with licensors could result in delays in the delivery of our solutions and services until equivalent technology is identified, licensed and integrated. Such a delay could adversely affect our operating results and financial condition. In addition, our clients may also license from third parties technologies necessary for the optimal functioning of, or to be used together with, our solutions and services. We have no control over our clients’ access to or use of any such licenses. If our clients were to experience any risks similar to those described above relating to our licenses, our business could be similarly negatively affected.

Defending against intellectual property infringement claims could harm our business.

We may be subject to an increased risk of infringement claims as the number of products and competitors grows and the functionality of technology in different industry segments overlaps. A third party may allege that solutions that we have developed or technology that we have licensed from third parties infringe the rights of others. Intellectual property claims, regardless of their merit, could be time consuming to defend, result in costly litigation, divert management’s attention and resources and cause deployment delays. Such claims could also require us to seek to enter into royalty or license agreements, pay damages awards, redesign our software or potentially cease using aspects of technology, which could have a material adverse effect on our business, operating results and financial condition.

Many of our agreements with clients contain indemnification obligations, which could be triggered in the event that a client is named in an infringement suit involving their software products or involving an aspect of client’s solutions or services which incorporate or use our solutions. If it is determined that our software infringes or misappropriates any third parties’ intellectual property rights as alleged in any of the asserted claims in such a suit, we may be prevented from distributing certain of our software, and we may incur significant indemnification liabilities, which could materially and adversely affect our business, operating results and financial condition.

In addition, while damage claims in respect of an alleged infringement may, in many cases, be based upon a presumed royalty rate to which the patent or other intellectual property rights holder would have otherwise been entitled, it is possible that our liability may increase as a result of the incorporation of our technologies within our client’s products. In some cases, potential damages payable by us could be based on the profits derived by our clients from a product incorporating our software, hardware, or other technology which is determined to infringe or misappropriate a third party’s rights, even though we only received a relatively moderate economic benefit from the licensing arrangement with such client.

Some of our solutions contain open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Certain of our solutions are distributed with software licensed by its authors or other third parties under open source licenses. Some open source software licenses contain requirements that we make available our proprietary source code for modifications or derivative works we create based upon the open source software and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. If we combine our proprietary software with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software.

In addition, many of the risks associated with usage of open source cannot be eliminated. Use of open source in our software could inadvertently occur, as open source license terms are often ambiguous because we integrate our technology with other third-party vendors whose own screening processes may not be as rigorous. It is possible that our proprietary technology may be deemed to be combined with that of a third-party vendor. Companies that incorporate open source software into their products have, in the past, faced claims seeking enforcement of open source license provisions and claims asserting ownership of open source software incorporated into their products. Defending such claims or being required to disclose or make available our proprietary source code pursuant to an open source license could adversely affect our business.

Fluctuations in foreign exchange rates could harm our financial condition.

A risk inherent in our international operations is the exposure to fluctuations in currency exchange rates. In the six months ended December 31, 2011 and the fiscal year ended June 30, 2011, approximately 35% and 36% of our revenue, respectively, and approximately 71% and 70% of our operating expenses, respectively, were denominated in currencies other than the U.S. dollar. Additionally, as of December 31, 2011, approximately 22% of our long-term debt was denominated in euros. As a result, we are exposed to fluctuations in foreign exchange rates that may have a material adverse effect on our business, operating results and financial condition.

Additionally, although most of our contracts with clients in Latin America, India and the Asia-Pacific region are denominated in U.S. dollars, those clients are affected by fluctuations in their local currencies and by exchange control regulations that may restrict their ability to remit payments to us.

Raising additional capital may cause dilution to existing shareholders or restrict our operations.

We may need to raise additional capital to fund the growth of our business, new technologies development or geographical expansion. To the extent that we raise additional capital through the sale of equity or convertible debt securities, our shareholders’ ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures or declaring dividends. Any of these events could have a material adverse effect on our business, operating results and financial condition.

Our indebtedness could adversely affect our financial health and could harm our ability to react to changes to our business.

As of December 31, 2011, our total indebtedness under our secured credit facilities was approximately $1.02 billion, and we had $75 million of additional borrowing capacity available under our revolving credit facility. In addition, we may incur substantial indebtedness in the future. Although the secured credit facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and the indebtedness incurred in compliance with these qualifications could be substantial. If we incur additional debt, the risks associated with our leverage would increase.

Our indebtedness could have important consequences to investors. For example, it could:

•	increase our vulnerability to general economic downturns and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate requirements or require us to seek alternative sources of funds to service our debt;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to competitors that have less debt; and

•

limit, along with the financial and other restrictive covenants contained in the documents governing our indebtedness, among other things, our ability to borrow additional funds, make investments and incur liens.

In addition, debt under our secured credit facilities bears interest at floating rates. Accordingly, in the event that interest rates increase, our debt service expense will also increase. Borrowings under our revolving credit facility and our term loan A bear interest at a rate per annum between LIBOR plus 2.75% and LIBOR plus 3.50%, based upon the total leverage ratio in effect at the end of the most recent fiscal quarter for which specified financial statements have been delivered. Borrowings under our term loan B bear interest at a rate per annum, at our option, between LIBOR plus 2.75% and LIBOR plus 3.00%, if we choose to make LIBOR borrowings, or between the agent bank’s base rate plus 1.75% and the agent bank’s base rate plus 2.00%, if we choose to make base rate borrowings, in each case based upon the total leverage ratio in effect at the end of the most recent fiscal quarter for which specified financial statements have been delivered. In addition, we must pay a commitment fee on the daily unused portion of our revolving credit facility of 0.50% to 0.75%, based upon the total leverage ratio in effect at the end of the most recent fiscal quarter for which specified financial statements have been delivered. Interest is payable in cash on a quarterly basis, and the interest rate as of December 31, 2011 was (i) 4.91% for term loan A and (ii) 4.00% for term loan B. No amounts were outstanding under the revolving credit facility as of December 31, 2011. We made aggregate interest payments of $23.8 million and $87.8 million during the six months ended December 31, 2011 and the fiscal year ended June 30, 2011, respectively, including interest paid under our previous loan facilities. In addition, each term loan is payable in installments. We currently make quarterly principal payments of €2.3 million under term loan A and $2.0 million under term loan B. Term loan A matures in March 2017 and term loan B matures in March 2018. The final maturity date of the revolving credit facility is March 2017.

The terms of our secured credit facilities may restrict our current and future operations and may restrict our ability to respond to changes in our business and industry or to take certain actions.

Our secured credit facilities contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests. The secured credit facilities include covenants restricting, among other things, our ability to:

•	incur or guarantee additional indebtedness;

•	pay or declare dividends with respect to us or our restricted subsidiaries;

•	make investments;

•	sell assets;

•	incur or allow to exist liens;

•	wind up, liquidate or dissolve our affairs or enter into any merger, de-merger or consolidation;

•	engage in transactions with affiliates;

•	enter into sale leaseback transactions;

•	change fiscal periods; and

•	engage in certain business activities.

In addition, the secured credit facilities contain financial covenants, including a maximum leverage ratio covenant and a minimum interest coverage ratio covenant. For a more detailed description of such covenants, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and capital resources—Current financial condition.” A breach of any of the covenants under the secured credit facilities could result in a default under the secured credit facilities. If any such default occurs, the lenders under the secured credit facilities may elect to declare all outstanding borrowings, together with accrued interest and other amounts payable thereunder, to be immediately due and payable. The lenders under our secured credit facilities also have the right in these circumstances to terminate any commitments they have to provide further borrowings. In addition, following an event of default under the secured credit facilities, the lenders under those facilities will have the right to proceed against the collateral granted to them to secure the debt, which consists of substantially all of our assets including our available cash, the equity interests of our restricted subsidiaries and our intellectual property rights. If the debt under the secured credit facilities were to be accelerated, our assets may not be sufficient to repay our debt in full.

We depend upon key personnel, including our senior executives and technical and engineering staff, to operate our business effectively, and we may be unable to recruit or retain such personnel.

Our future success depends largely upon the continued service of our senior executive officers and other key management and technical personnel. If certain of our senior executives were to leave the Company, we may be placed at a competitive disadvantage. In addition, we may also need to increase the number of our technical, consulting and support employees to support new clients and the expanding needs of our existing clients. We may in the future experience difficulty in recruiting sufficient numbers of qualified personnel. If we are not successful in these recruiting efforts, our business, operating results and financial condition may be materially and adversely affected.

Changes to current accounting policies or in how such policies are interpreted or applied to our business could have a significant effect on our financial results.

New accounting pronouncements or a change in how US GAAP is interpreted or applied to our business could have a significant effect on our financial results. Our accounting policies that recently have been or may in the future be affected by changes in the accounting rules include revenue recognition, accounting for income taxes and accounting for goodwill and other intangible assets.

Our revenue recognition policy, in particular, is a key component of our results of operations and is based on complex rules that require us to make judgments and estimates. In applying our revenue recognition policy, we must determine what portions of our revenue are recognized currently and which portions must be deferred. Because different contracts may require different accounting treatment, it may be difficult for investors to properly assess our financial condition or operating results.

The effects of the global economic downturn may impact our business, operating results, financial condition or liquidity.

The recent global economic downturn has caused a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, an unprecedented level of intervention from the United States federal government, European and other foreign governments, decreased consumer confidence, overall slower economic activity and extreme volatility in credit, equity and fixed income markets. Although economic conditions have been improving, there can be no assurance that they will continue to do so or that there will be a complete recovery to historical levels. If the economic downturn continues or worsens, our business, operating results, financial condition or liquidity could be negatively affected in a number of ways. For example, if the economic downturn makes it difficult for our clients and suppliers to accurately forecast and plan future business activities, they may delay or decrease purchases of our software or reduce production of their products, which may in turn decrease our licensing revenue and adversely impact our operating results, as many of our software technologies are licensed on a per-unit fee basis.

Furthermore, as our clients face a weak economy, they may not be able to gain sufficient credit in a timely manner, which could result in an impairment of their ability to place orders with us or to make timely payments to us for previous purchases. If this occurs, our revenue may be reduced, thereby having a negative impact on our results of operations. In addition, we may be forced to increase our allowance for doubtful accounts and our days sales outstanding may increase, which would have a negative impact on our cash position, liquidity and financial condition. We cannot predict the timing or the duration of this or any other economic downturn in the economy and we are not immune to the effects of general worldwide economic conditions.

Political, regulatory and economic risks associated with our international operations could harm our business.

Our clients are located throughout the world. Inherent risks of doing business in international markets include:

•

our ability to enforce our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as do the United States and European countries, which increases the risk of unauthorized, and uncompensated, use of our technologies;

•	UK, US and foreign government trade restrictions, including those which may impose restrictions on importation of programming, technology or components to or from the United States or United Kingdom;

•	our ability to comply with applicable international laws and regulations governing our business and operations, including local consumer and safety laws, as well as license requirements;

•

foreign government taxes, regulations, and permit requirements, including foreign taxes that we may not be able to offset against taxes imposed upon us in the United States or United Kingdom, and other laws limiting our ability to repatriate funds to the United States or United Kingdom;

•	negative economic developments in economies around the world;

•	political instability, including the threat of war, terrorism or civil unrest;

•	burdens of complying with a variety of foreign laws;

•	changes in diplomatic and trade relationships;

•	difficulty in staffing and managing foreign operations, including as a result of increasingly restrictive immigration policies;

•	adverse fluctuations in foreign currency exchange rates and interest rates, including risks related to any interest rate swap or other hedging activities we undertake;

•	catastrophic events and natural disasters; and

•	the strength of international economies.

We may also incur substantial expense as a result of the imposition of new restrictions or changes in the existing legal and regulatory environments in the countries where we conduct our business.

We are subject to certain risks relating to our operations in Israel.

We have research and development facilities and clients in Israel. At December 31, 2011, 26% of our employees were based in Israel. Therefore, we are directly influenced by the political, economic and security conditions affecting Israel. Any major hostilities involving Israel, or the interruption or curtailment of trade or the movement of people within Israel or between Israel and other countries, could significantly harm our business, operating results and financial condition. Additionally, certain of our employees are currently required to perform annual reserve duty in the Israeli Defense Force, and are subject to being called for active military duty at any time. We cannot predict the effect of these obligations on us in the future.

New and existing government regulations may adversely affect our business.

The telecommunications, media, broadcast, satellite and cable television industries in which our clients operate are subject to extensive regulation by governmental agencies. These governmental agencies continue to oversee and adopt legislation and regulation over these industries, particularly in the areas of user privacy, consumer protection, online content distribution and the characteristics and quality of online products and services. Our clients are also regulated by numerous antitrust and competition laws in the United States, the European Union and other jurisdictions in which they operate. To the extent that they grow their businesses in a relatively concentrated market, they may experience increased regulatory scrutiny. Governmental authorities may make legal and regulatory changes, or interpret and apply existing laws, in ways that compel our clients to modify our technologies and services, incur substantial costs, expose them to unanticipated civil or criminal liability, or cause them to change their business practices. Any such changes to our clients’ operations could impact the technologies and services they obtain from us, which could materially and adversely affect our business, operating results and financial condition.

In addition, many laws and regulations are pending and may be adopted in the United States, Europe and other countries with respect to the internet. These laws may relate to many areas that impact our business, including copyright and other intellectual property rights, digital rights management, property ownership and taxation. These types of regulations are likely to differ between countries and other political and geographic divisions. Other countries that we operate in and political organizations are likely to impose or favor more and different regulation than that which has been proposed in the United States, thus furthering the complexity of compliance. In addition, state and local governments may impose regulations in addition to, inconsistent with, or stricter than federal regulations. Changes to or the interpretation of these laws could increase our costs, expose us to increased litigation risk, substantial defense costs and other liabilities or require us or our clients to change business practices. It is not possible to predict whether or when such legislation may be adopted, and the adoption of such laws or regulations, and uncertainties associated with their validity, interpretation, applicability and enforcement, could materially and adversely affect our business, operating results and financial condition.

We are subject to anti-corruption laws in the jurisdictions in which we operate, including the Foreign Corrupt Practices Act (“FCPA”) and the recently enacted UK Bribery Act of 2010 (the “UK Bribery Act”), and our failure to comply with these laws and regulations thereunder could result in penalties which could harm our reputation, business, and financial condition.

We are subject to the FCPA, which generally prohibits companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business. The FCPA also requires us to maintain adequate record-keeping and internal accounting practices to accurately reflect the transactions of the Company. Under the FCPA, companies operating in the United States may be held liable for actions taken by their strategic or local partners or representatives. Civil and criminal penalties may be imposed for violations of the FCPA and similar laws in other countries. We are also subject to the recently enacted UK Bribery Act. The UK Bribery Act is broader in scope than the FCPA in that it directly addresses commercial bribery in addition to bribery of government officials and it does not recognize certain exceptions, notably facilitation payments that are permitted by the FCPA. The Bribery Act also has wide jurisdiction. It covers any offense committed in the UK but proceedings can also be brought if a person who has a close connection with the UK commits the relevant acts or omissions outside the UK. The Act defines a person with a close connection as including British citizens, individuals ordinarily resident in the UK and bodies incorporated in the UK. The Act also provides that any organization that conducts part of its business in the UK, even if it is not incorporated in the UK, can be prosecuted for the corporate offense of failing to prevent bribery by an associated person, even if the bribery took place entirely outside the UK and the associated person had no connection with the UK.

We are in frequent contact with persons who may be considered “foreign officials” under the FCPA and UK Bribery Act, and therefore, are subject to an increased risk of potential FCPA and UK Bribery Act violations. In many foreign countries we operate in, particularly in those with developing economies, it may be common to engage in business practices that are prohibited by the FCPA or the UK Bribery Act. Conversely, our competitors may not be bound by the FCPA, the UK Bribery Act or other similar anti-corruption laws. There can be no assurance that all of our employees, distributors, dealers, and agents will not take actions in violation of our policies designed to ensure compliance with anti-corruption laws or these regulations. Any such violation, even if prohibited by our policies, could have an adverse effect on our business. In addition, contracts obtained as a result of bribery may be deemed unenforceable. If we do not properly implement practices and controls with respect to compliance with applicable anti-corruption laws, or if we fail to enforce those practices and controls properly, we may be subject to regulatory sanctions, including administrative costs related to governmental and internal investigations, civil and criminal penalties, injunctions and restrictions on our business activities, all of which could materially and adversely affect our business, operating results and financial condition.

Changes in, or interpretations of, tax rules and regulations, may adversely affect our effective tax rates.

We conduct operations worldwide and are subject to tax in the UK and various overseas tax jurisdictions. Our future effective tax rates could be unfavorably affected by changes in tax laws or the interpretation of tax laws or by changes in the valuation of our deferred tax assets and liabilities. Unanticipated changes in our tax rates could affect our future results of operations.

In addition, UK and various overseas tax authorities may examine our tax returns. We regularly assess the likelihood of outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. In making such assessments, we exercise judgment in estimating our provision for income taxes. While we believe our estimates are reasonable, we cannot provide any assurance that the final determination from these examinations will not be materially different from that reflected in our historical income tax provisions and accruals. Any adverse outcome from these examinations may have a material adverse effect on our business and operating results, which could cause the market for our share price to decline.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results, and current and potential investors could lose confidence in our financial reporting.

We have a complex business that is international in scope. Ensuring that we have adequate internal financial and accounting controls and procedures in place to help ensure that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We are continually in the process of documenting, reviewing and, if appropriate, improving our internal controls and procedures. If we or our independent registered public accountants identify areas for attention or improvement, implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems and take a significant period of time to complete.

Risks Related to this Offering and Ownership of Our Common Shares

An active and liquid trading market for our common shares may not develop.

Prior to this offering, our common shares have not been traded on any market. An active and liquid trading market for our common shares may not develop or be maintained after this offering. Liquid and active trading markets typically result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our common shares could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common shares, you could lose a substantial part or all of your investment in our common shares. The initial public offering price will be negotiated between us, the selling shareholders and representatives of the underwriters and may not be indicative of the market price of our common shares after this offering. Consequently, you may not be able to sell our common shares at prices equal to or greater than the price paid by you in the offering.

Our share price may be volatile, and purchasers of our common shares could incur substantial losses.

Our share price may be volatile. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common shares at or above the initial public offering price. The market price for our common shares may be influenced by many factors, including, but not limited to:

•	the recruitment or departure of key personnel;

•	quarterly or annual variations in our financial results or those of companies that are perceived to be similar to us;

•	market conditions in the industries in which we compete;

•	analysts’ reports or recommendations;

•	the failure of securities analysts to cover our common shares after this offering or changes in financial estimates by analysts;

•	the inability to meet the financial estimates of analysts who follow our common shares;

•	legal and regulatory developments in Bermuda, the United Kingdom, the United States and foreign countries where we operate;

•	and issuance of additional, new or changed securities;

•	investor perception of our company and of the industry in which we compete; and

•	general economic, political and market conditions.

A substantial portion of our total issued and outstanding common shares may be sold into the market at any time. This could cause the market price of our common shares to drop significantly, even if our business is doing well.

All of the shares being sold in this offering will be freely tradable without restriction or further registration under the federal securities laws, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. The remaining common shares issued and outstanding upon the closing of this offering are restricted securities as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration, including by reason of Rules 144 or 701 under the Securities Act. All of our restricted shares will be eligible for sale in the public market beginning in                     , subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144, and also the lock-up agreements described under “Underwriting” in this prospectus. The lock-up agreements entered into by our senior management contain an exception for shares pledged as collateral for personal loans. Under certain circumstances, the lenders under these loans could elect to foreclose on and sell these shares pursuant to an exemption under the Securities Act notwithstanding the lock-up agreements. Additionally, we intend to register all our common shares that we may issue under our employee benefit plans. Once we register these shares, they can be freely sold in the public market upon issuance, unless pursuant to their terms these share awards have transfer restrictions attached to them. Further, we have agreed under certain circumstances to file a registration statement to register the resale of the remaining shares held by the Nuclobel Entities, NDS Holdco and members of management, as well as to cooperate in certain public offerings of such shares. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction in the public market immediately upon the effectiveness of the registration statement, except for shares purchased by affiliates. Sales of a substantial number of our common shares, or the perception in the market that the holders of a large number of shares intend to sell, could reduce the market price of our common shares.

Our two largest shareholders control us and may act in a manner that advances their best interests and not necessarily those of other shareholders.

After this offering, we anticipate that the Nuclobel Entities and NDS Holdco, our two largest shareholders, will collectively own approximately     % of our issued and outstanding common shares, or     % if the underwriters exercise their over-allotment option in full. Prior to the completion of this offering, the Company, the Nuclobel Entities and NDS Holdco will enter into a shareholders’ agreement with respect to, among other things, their voting on certain matters requiring shareholder approval, including the election of directors. Collectively, the Nuclobel Entities and NDS Holdco will have the right to appoint a majority of our board of directors. As a result, we are and will be immediately after this offering jointly controlled by the Permira Funds and News Corporation, which will continue to control our board of directors and will be able to influence or control all matters requiring approval by our shareholders, including:

•	the election of directors;

•	mergers, amalgamations, consolidations, takeovers or other business combinations involving us;

•	the sale of all or substantially all of our assets and other decisions affecting our capital structure;

•	the amendment of our memorandum of association and our bye-laws; and

•	our voluntary winding up and dissolution.

The shareholders’ agreement will also provide that, to the maximum extent permitted by law, neither the Nuclobel Entities nor NDS Holdco shall have a fiduciary or similar duty to the other party, us and our subsidiaries or any of our shareholders, creditors, employees or other stakeholders. Additionally, the shareholders’ agreement will provide that, to the maximum extent permitted by law, neither the Nuclobel Entities nor NDS Holdco nor any of their respective representatives, nominees, permitted transferees and designees shall have any liability for breach or alleged breach of fiduciary or similar duty to the other party, us and our subsidiaries or any of our shareholders, creditors, employees or other stakeholders. Each of the parties will agree to waive any and all claims relating to any such breach or alleged breach of fiduciary or similar duty.

The contractual rights and limitations on liability and significant ownership by the controlling shareholders may delay, deter or prevent acts that may be favored by our other shareholders, including a change of control of us. The interests of the controlling shareholders may not always coincide with our interests or the interests of our other shareholders, and the controlling shareholders may seek to cause us to take courses of action that, in their judgment, could enhance their investment in us, but which might involve risks to our other shareholders or adversely affect us or our other shareholders, including investors in this offering. So long as the controlling shareholders have these contractual rights or limitations on liability or continue to indirectly own a significant amount of our outstanding common shares, even if such amount is less than 50%, the controlling shareholders will continue to be able to strongly influence or effectively control our decisions.

See also “Principal and Selling Shareholders” and “Certain Relationships and Related Party Transactions.”

Our capital structure and certain provisions of our bye-laws may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

The existence of authorized but unissued common shares and preference shares could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, amalgamation, scheme of arrangement or otherwise. Pursuant to our bye-laws, our preference shares may be issued in one or more series from time to time, and our board of directors is authorized to determine the rights, preferences, powers, qualifications, limitations and restrictions applicable to such shares. See “Description of Capital Stock—Share Capital Outstanding—Preference shares.”

Certain provisions of our bye-laws may make a change in control of us more difficult to effect. Our bye-laws will provide for a staggered board of directors consisting of three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms and each year one class of our directors will be elected by our shareholders. This classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us, even though a tender offer or change in control might be considered by our shareholders to be in their best interest.

Our bye-laws will also provide that persons validly standing for election as directors are elected by our shareholders by a plurality of the votes cast on the resolution. In addition, our bye-laws will provide that directors (other than directors designated by either the Nuclobel Entities or NDS Holdco, who may be removed only by the shareholder who designated such director) may be removed with or without cause for so long as we are a “controlled company” and only for cause if we are not a “controlled company,” and only by a resolution of our shareholders evidencing the affirmative vote of at least a majority of the votes attaching to all of our issued and outstanding common shares entitling the holder to attend and vote on such resolution, provided that notice of the shareholders meeting convened to remove the director is given to the director not less than 14 days prior to the meeting. Our bye-laws will also provide that shareholders seeking to nominate candidates for election as directors other than nominations of existing directors or made by or at the direction of our board of directors or to bring business before an annual meeting of shareholders must provide advance notice in writing to our corporate secretary. Finally, our bye-laws may only be rescinded, altered or amended upon approval by a resolution of the board of directors and by a resolution of our shareholders, as described in “Comparison of Shareholder Rights—Differences in Corporate Law—Amendment of bye-laws.”

The inclusion of these provisions may prevent a shareholder from receiving the benefit from any premium over the market price of our common shares offered by a bidder in a potential takeover. Even in the absence of an attempt to effect a change in management or a takeover attempt, these provisions may adversely affect the prevailing market price of our common shares if they are viewed as discouraging takeover attempts in the future.

We will be a “controlled company” within the meaning of NYSE rules and, as a result, will qualify for and will rely on exemptions from certain corporate governance requirements.

Upon completion of this offering, the Nuclobel Entities and NDS Holdco will continue to control a majority of the voting power of our issued and outstanding common shares, and we will be a “controlled company” within the meaning of NYSE corporate governance standards. Under NYSE rules, a company of which more than 50% of the voting power is held by a person or group of persons acting together is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of independent directors;

•	the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to elect to be treated as a controlled company and utilize all of these exemptions. Accordingly, shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

In addition, we will rely on the phase-in rules of the United States Securities and Exchange Commission, or the SEC, available to issuers who were not subject to the reporting requirements under the Exchange Act of 1934, as amended, or the Exchange Act, immediately prior to the effective date of the registration statement for such issuer’s initial public offering and the NYSE with respect to the independence of our audit committee. These rules permit us to have an audit committee that has one member that is independent on the listing date, a majority of members that are independent within 90 days of the effectiveness of the registration statement of which this prospectus forms a part and all members that are independent within one year after such effective date.

If you purchase our common shares in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our common shares is substantially higher than the net tangible book value per common share. Therefore, if you purchase our common shares in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per common share and the net tangible book value per common share after this offering. See “Dilution.”

We do not intend to pay dividends on our common shares and, consequently, your only opportunity to achieve a return on your investment is if the price of our shares appreciates.

We do not plan to declare dividends on our common shares in the foreseeable future. Consequently, your only opportunity to achieve a return on your investment in us will be if the market price of our common shares appreciates, which may not occur, and you sell your shares at a profit. There is no guarantee that the price of our common shares that will prevail in the market after this offering will ever exceed the price that you pay.

We are a Bermuda company and a significant portion of our assets are located outside the United States. As a result, it may be difficult for shareholders to enforce civil liability provisions of the federal or state securities laws of the United States.

We are a Bermuda exempted company. As a result, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions, including the United States.         of our directors upon consummation of this offering will not be residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for shareholders to effect service of process on such directors or any future non-resident directors in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions. We have been advised by Conyers Dill & Pearman Limited, our special Bermuda counsel, that there is no treaty in effect between the United States and Bermuda providing for enforcement of judgments of U.S. courts and that there are grounds upon which Bermuda courts may not enforce judgments of U.S. courts.

Bermuda law differs from the laws in effect in the United States and might afford less protection to shareholders.

Our shareholders could have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction of the United States. As a Bermuda company, we are governed by the Companies Act 1981 of Bermuda, as amended (the “Bermuda Companies Act”). The Bermuda Companies Act differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including the provisions relating to interested directors, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. Set forth below is a summary of these provisions, as well as modifications adopted pursuant to our bye-laws, which differ in certain respects from provisions of Delaware corporate law. Because the following statements are summaries of the material differences between Bermuda and U.S. corporate laws, they do not discuss all aspects of Bermuda law that may be relevant to us and our shareholders. For additional information regarding the differences between Bermuda and U.S. corporate laws, see “Description of Capital Stock” and “Comparison of Shareholder Rights.”

Interested Directors. Bermuda law provides and our bye-laws will provide, that as long as a director discloses a direct or indirect interest in any contract or arrangement with us as required by law, such director is entitled to vote in respect of any such contract or arrangement in which he or she is interested, unless disqualified from doing so by the chairman of the meeting, and such a contract or arrangement will not be voidable solely as a result of the interested director’s participation in its approval. In addition, the director will not be liable to us for any profit realized from the transaction. In contrast, under Delaware law, such a contract or arrangement is voidable unless it is approved by a majority of disinterested directors or by a vote of shareholders, in each case if the material facts as to the interested director’s relationship or interests are disclosed or are known to the disinterested directors or shareholders, or such contract or arrangement is fair to the corporation as of the time it is approved or ratified. Additionally, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Mergers and Similar Arrangements. The amalgamation of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company. Our bye-laws provide that an amalgamation, merger or similar transaction must be approved by a resolution of our shareholders evidencing the affirmative vote of at least a majority of the votes attaching to all of our issued and outstanding common shares entitling the holder to attend and vote on such resolution. Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation and is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares. Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the issued and outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.

Action by Written Consent. The Bermuda Companies Act provides that shareholders may take action by written consent. A resolution in writing is passed when it is signed by the members of the company who at the date of the notice of the resolution represent such majority of votes as would be required if the resolution had been voted on at a meeting or when it is signed by all the members of the company or such other majority of members as may be provided by the bye-laws of the company.

Shareholders’ Suit. Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders, for instance, or where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Our bye-laws will contain a provision by virtue of which we and our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer. Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

In addition, because we are not a U.S. company and many of our directors are not U.S. residents, it may be difficult for shareholders to effect service of process on such non-resident directors in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons. We have been advised by Conyers Dill & Pearman Limited, our special Bermuda counsel, that there is no treaty in effect between the United States and Bermuda providing for enforcement of judgments of U.S. courts and that there are grounds upon which Bermuda courts may not enforce judgments of U.S. courts.

Shareholders Meetings. Under our bye-laws, not less than ten nor more than sixty days’ notice of an annual general meeting must be given to each shareholder entitled to attend and vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting, by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting, by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is one or more persons present in person at the start of the meeting and representing in person or by proxy in excess of 50% of our total issued and outstanding voting shares.

Indemnification of Directors and Officers. We may indemnify our directors and officers in their capacity as directors or officers for any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which a director or officer may be guilty in relation to the company other than in respect of his own fraud or dishonesty. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his or her conduct was unlawful. In addition, we expect to enter into customary indemnification agreements with our directors and officers.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a U.S. issuer, which may limit the information publicly available to our shareholders.

We are a “foreign private issuer” as defined under U.S. securities laws. Even though we are subject to the informational requirements of the Exchange Act, as a foreign private issuer, we are exempt from certain informational requirements of the Exchange Act that U.S. issuers are subject to. As a result, our shareholders will have more limited information about the Company with which to evaluate our performance than they would if we were a U.S. issuer. Please refer to “Where You Can Find More Information” for additional information regarding such informational requirements.

We will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could affect our operating results.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934 and the rules and regulations of the NYSE. The requirements of these rules and regulations will increase our legal, accounting and financial compliance costs, will make some activities more difficult, time-consuming and costly and may also place undue strain on our personnel, systems and resources. The requirements of these rules and regulations may also make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage as was previously available. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors.” These factors include, but are not limited to:

•	any decline in our clients’ subscribers or failure of our solutions to enable our clients to grow their revenues per subscriber;

•	widespread availability of OTT content;

•	any decision by our clients not to use our technologies or adopt our technologies early in their development cycles;

•	any compromise of the security provided by our content and service protection systems and solutions or our failure to adapt such systems or solutions to changing technology;

•	any significant fluctuations and the unpredictability of our quarterly results;

•	our failure to complete our projects in a timely fashion to meet our clients’ requirements;

•	our inability to sell a significant number of smart cards we have purchased in advance or any substantial delays in realizing revenue from smart cards we have purchased;

•	our failure to properly manage our potential growth;

•	any reduction of purchase of our technology or services or termination of relationship with us by the limited number of large clients from which we derive a significant portion of our revenue;

•	our relationship with businesses in which News Corporation has an interest and which represent material portion of our revenue;

•	any legal uncertainties with respect to intellectual property protection;

•	fluctuations in foreign exchange rates;

•	our need to raise additional capital that may cause dilution to existing shareholders or restrict our operations;

•	our indebtedness that could adversely affect our financial health and could harm our ability to react to changes to our business;

•	the effects of the global economic downturn;

•	political, regulatory and economic risks associated with our international operations;

•	new and existing government regulations that may adversely affect our business; and

•	changes in, or interpretations of, tax rules and regulations.

You should specifically consider all of the numerous risks outlined under “Risk Factors.”

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

CORPORATE FORMATION AND REORGANIZATION

Our Formation

We were established through our original predecessor in 1988 as a joint venture of News Corporation, one of the world’s largest global media companies, and became a wholly owned subsidiary of News Corporation in 1992. In 1999, we listed on the NASDAQ Stock Exchange, and News Corporation remained our largest shareholder until February 2009 at which time we became a privately held company incorporated in England and Wales through our immediate predecessor, NDS Group Limited. Since that time, the Series B Shares of NDS Group Limited have been owned approximately 51% by the Nuclobel Entities, and approximately 49% by NDS Holdco, with directors and members of management owning less than 1% of the Series B Shares. Pursuant to agreements made at the time of the take-private transaction, the Nuclobel Entities and NDS Holdco have equal voting power in respect of their Series B Shares, and all other ordinary shares, including Series B Shares held by directors, members of management as well as an employee benefit trust, are non-voting. In addition, primarily as a result of subscriptions made at the time of the take-private transaction, directors and members of management of NDS Group Limited as well as an employee benefit trust also hold Series C Shares. The following members of management currently hold Series B Shares and Series C Shares: Michael Dick, Yorai Feldman, Alexander Gersh, Dave Habiger, Jonathan Hashkes, Raffi Kesten, Pyrros Koussios, Ismat Levin, David Nabozny, Derek Nottingham, Gorm Nielsen, Abraham Peled, Nigel Smith, Susan Taylor, Nicholas Thexton and Andrew Woodward.

On August 1, 2011, NDS Group Holdings Limited was incorporated under the laws of Bermuda as an exempted company to become the holding company for NDS Group Limited in connection with this offering and the Reorganization. At the time of incorporation, each of the Nuclobel Entities and NDS Holdco subscribed for 119 common shares of NDS Group Holdings Limited for each share of NDS Group Limited then held by it. As a result, the Nuclobel Entities currently own approximately 51% of the common shares of NDS Group Holdings Limited, and NDS Holdco currently owns approximately 49%. See “Principal and Selling Shareholders.”

NDS Group Limited’s Articles of Association adopted at the time of the take-private transaction include a mechanism to attribute value to the various classes of its share capital based upon the valuation of the company at an “exit event,” which will include this offering (“the waterfall calculation”). The waterfall calculation is a methodology whereby the implied equity value of NDS as of the date of an exit event is shared among the various classes of share capital. The Series C Shares held by directors and members of management have nominal value until the Series B Shares, including the shares held by the Nuclobel Entities, NDS Holdco and management, achieve a specified return. As a result, the value resulting from the waterfall calculation of the Series C Shares held by directors and members of management is more significantly impacted by changes in the enterprise value of NDS than are other series of ordinary shares.

Pursuant to the waterfall calculation, in the context of an initial public offering, the implied equity value of NDS would be calculated as the total number of common shares in NDS Group Holdings Limited, after giving effect to the offering and the Reorganization, multiplied by the initial public offering price. This amount is then attributed to the various classes of share capital as follows. First, the total implied equity value is reduced by (i) the aggregate offering price of the primary shares issued in this offering, applicable underwriting fees and all offering expenses; (ii) three percent of the total implied equity value less the amounts in clause (i) above (which is the portion attributable to the Series D Shares underlying outstanding options of NDS Group Limited, assuming all such options are vested); (iii) the aggregate initial investment amount paid by the holders of the Series B Shares, including the Nuclobel Entities, News Corporation and certain members of management, to acquire such shares; and (iv) the specified return to the holders of the Series B Shares. Of the remaining amount, eight percent is attributed to the Series C Shares and the remaining amount is attributed to the Series B Shares.

Once the attributions are determined, the Series C Shares held by directors and management will be redesignated into a number of Series B Shares that will be exchanged for our common shares in the Reorganization and, if necessary as described below, a number of Series E Shares that will be repurchased by

NDS Group Limited for nominal value and cancelled, and will not be exchanged for our common shares in the Reorganization. In addition, the Series D Shares underlying options of NDS Group Limited will be notionally redesignated into a number of Series B Shares, and thereafter such options will be exchanged for options over a number of common shares based upon the conversion ratio applicable to the Series B Shares. The ratio for determining the number of Series B Shares into which the Series C Shares will be redesignated is calculated by dividing the amount of the total implied equity value attributable to the Series C Shares determined as set forth above by the per share price of a Series B Share determined after calculating the amount of the total implied equity value attributable to the Series B Shares as set forth above. The resulting number is then divided by the number of issued and outstanding Series C Shares to establish the ratio. If the resulting ratio is less than one, then the difference between one and the ratio represents the additional ratio for determining the number of Series E Shares into which the Series C Shares will be redesignated. The same methodology will be used to notionally redesignate the Series D Shares underlying options, using the amount of the total implied equity value attributable to the Series D Shares and the number of such shares underlying outstanding options.

The following sets forth an example of the waterfall calculation. This calculation is for illustrative purposes only, and the final calculation will be made using the actual offering price to the public for common shares in this offering. For purposes of this example, we have assumed that the offering price is $20 per share; the Company receives primary gross proceeds of $100 million and pays $10 million in applicable underwriting fees and all offering expenses; the offering occurs on March 14, 2012; and 190 million common shares are issued and outstanding after giving effect to the Reorganization and this offering. As noted above, to determine amounts attributable to the various share classes, the total implied equity value is reduced by (i) the aggregate offering price of the primary shares issued in the offering, applicable underwriting fees and all offering expenses; (ii) three percent of the total implied equity value less the amounts in clause (i) above (which is the portion attributable to the Series D Shares underlying outstanding options of NDS Group Limited, assuming all such options are vested); (iii) the aggregate initial investment amount paid by the holders of the Series B Shares, including the Nuclobel Entities, News Corporation and directors and members of management, to acquire such shares; and (iv) the specified return to the holders of the Series B Shares. Of the remaining amount (the “surplus exit proceeds”), eight percent is attributed to the Series C Shares and the remaining amount is attributed to the Series B Shares. The following table illustrates the example (dollars in millions):

Total Implied Equity Value	$3,800.0
Less:
Primary proceeds, fees and expenses	110.0
Series D Shares (3% of total implied equity value less primary proceeds, fees and expenses)	110.7
Initial investment by holders of Series B Shares	1,810.0
Series B Share return (13% per annum)	832.3

Surplus Exit Proceeds:	$937.0

Amount attributable to Series B Shares:
92% of surplus exit proceeds	$862.0
Accrued capitalized interest	832.3
Initial investment	1,810.0

Total	$3,504.3

Amount attributable to Series C Shares (8% of surplus exit proceeds)	$75.0

Amount attributable to Series D Shares (3% of total implied equity value less primary proceeds, fees and expenses)	$110.7

Based on shares outstanding, the Series B Shares, Series C Shares and Series D Shares would have the following values per share:

Shares Outstanding	Value per Share
28,729,115 Series B Shares	$125.98
2,495,975 Series C Shares	$33.03
8,877,440 Series D Shares subject to outstanding options	$12.47

As a result, in the Reorganization, each Series B Share would be exchanged for approximately 6.10 common shares; each Series C Share would be exchanged for approximately 1.50 common shares; and each option over one Series D Share would be exchanged for an option over approximately 0.62 common share. In the Reorganization, of the total value attributable to the Series D Shares, only the value related to vested options will actually be attributed to the Series D Shares, and any remaining value will be reallocated to the Series B Shares and the Series C Shares in accordance with the economic value attributed to such shares in the above calculation. Series D Shares underlying unvested options will be deemed to have no value at the time of the Reorganization. Accordingly, to the extent there are unvested options at the time of the offering, the value of the Series B Shares and the Series C Shares will increase, resulting in an increase in the number of common shares for which such ordinary shares will be exchanged. The total number of common shares exchanged for Series D Shares underlying outstanding options will not change, however.

Our Reorganization

Prior to completion of this offering, we will effect the Reorganization pursuant to which we will acquire all of the outstanding equity interests of our predecessor, NDS Group Limited. To effect the Reorganization, pursuant to the equity implementation deed, or the implementation deed, dated August 10, 2011, by and among us, NDS Group Limited, and the shareholders of NDS Group Limited, each of the following transactions will occur consecutively:

•

Prior to the effective time of the registration statement of which this prospectus forms a part, each of the Nuclobel Entities and NDS Holdco will subscribe for one of our common shares in exchange for each Series B Share held by it, or              of our common shares in the aggregate.

•

Each Nuclobel Entity and NDS Holdco will transfer its Series B Shares to us, and we will issue and deliver to each of them certificates representing the number of common shares required to be issued as provided in the prior bullet. At such time, none of the Nuclobel Entities or NDS Holdco will own any ordinary shares of NDS Group Limited.

•	Following such issuance, we will effect the for consolidation of our common shares (the “Consolidation Ratio”).

•

Immediately following the determination of the initial public offering price in this offering, NDS Group Limited will make the waterfall calculation pursuant to its Articles of Association to determine the number of Series B Shares and Series E Shares into which the Series C Shares will be redesignated and the number of Series B Shares into which the Series D Shares underlying options will be notionally redesignated, as described above, and will effect the redesignation of the Series C Shares.

•	NDS Group Limited will repurchase any Series E Shares resulting from the redesignation for a nominal value and cancel all such shares.

•

Each remaining holder of Series B Shares will subscribe for that number of common shares, in exchange for each Series B Share held by it (including shares held as a result of the redesignation), that would have equaled a one-for-one exchange immediately prior to giving effect to the Consolidation Ratio, or              of our common shares in the aggregate, assuming the initial public offering price is equal to the mid-point of the estimated price range set forth on the cover page of this prospectus.

•

Each such holder of Series B Shares as described in the prior bullet will then transfer its Series B Shares to us, and we will issue and deliver to each of them certificates representing the number of common shares required to be issued as provided above.

•

Lastly, we will assume the NDS Group Limited 2009 Share Option Plan and, together with NDS Group Limited, will cause the exchange of all options to purchase Series D Shares outstanding thereunder for an equivalent number of options over our common shares (after giving effect to the Consolidation Ratio), which options will preserve the vesting period of the exchanged options.             of our common shares will be subject to options issued in such exchange, assuming the initial public offering price is equal to the mid-point of the estimated price range set forth on the cover page of this prospectus.

As a result of the foregoing, NDS Group Limited will become our wholly owned subsidiary. Upon completion of the Reorganization and this offering, we will be a holding company, our business will be conducted through NDS Group Limited and its subsidiaries, and the holders of NDS Group Limited ordinary shares prior to the Reorganization will hold the following percentages of our common shares, assuming the sale of              common shares in this offering at the mid-point of the estimated price range set forth on the cover page of this prospectus:

Entity	% of Common Shares Outstanding Assuming No Exercise of Over- allotment Option		% of Common Shares Outstanding Assuming Full Exercise of Over- allotment Option		% of Common Shares (Fully Diluted) Assuming No Exercise of Over-allotment Option		% of Common Shares (Fully Diluted) Assuming Full Exercise of Over-allotment Option
Nuclobel Entities		%		%		%		%
NDS Holdco		%		%		%		%
Members of Management		%		%		%		%
Option Holders	—		—			%		%

For an analysis of how the foregoing information would change if the initial public offering price is not equal to the midpoint of the estimated price range, see “Pricing Sensitivity Analysis.”

Corporate Structure

The following diagram illustrates our corporate structure following the Reorganization and this offering:

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data used throughout this prospectus from our own internal estimates as well as from studies conducted by third parties and industry or general publications, including Screen Digest, IDC, Solon, ZenithOptimedia and Datamonitor. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Estimates of historical growth rates in the markets where we operate are not necessarily indicative of future growth rates in such markets.

In this prospectus, we present information about our geographic markets. We define these markets by region and in accordance with the level of digital pay-TV penetration. Our developed markets consist of North America (United States and Canada) and Western Europe, which had digital pay-TV penetration of 72% and 40%, respectively, of all TV households in 2010, according to 2011 data published by Screen Digest. We define our emerging markets as those regions where digital pay-TV penetration is at an earlier stage, including Asia-Pacific, Central and Eastern Europe, Central and Latin America, and Middle East and Africa, which had digital pay-TV penetration of 24%, 22%, 20% and 9%, respectively, of all TV households in 2010, according to 2011 data published by Screen Digest. Under these definitions, certain of our developed markets include countries where digital pay-TV penetration is relatively lower, and our emerging markets include markets where digital pay-TV penetration is more mature, such as Australia, New Zealand, Japan and South Korea (which countries contributed in the aggregate approximately 3% to our revenue for the six months ended December 31, 2011).

In addition, in this prospectus, where we present information about our global market share as of December 31, 2011, such market share information is calculated by dividing our actual units deployed or households served by the global market size. The number of actual units deployed by us or our households served is based on our internal data as of December 31, 2011. Screen Digest’s overall market size data is generally reported on a calendar year basis.

CERTAIN TRADEMARKS

NDS®, VideoGuard®, VideoGuard Connect, MediaHighway® Fusion, XTV, Snowflake® and NDS Unified Headend are either trademarks or registered trademarks of NDS in one or more countries worldwide. This prospectus also includes trade names and trademarks of companies other than NDS. For the convenience of the reader, our clients sometimes are referred to by their common trading names and not the names of the specific legal entities with which we contract or the legal name of the parent entity of such party.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Bermuda exempted company. As a result, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions, including the United States.              of our directors upon consummation of this offering will not be residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for shareholders to effect service of process on such directors or any future non-resident director in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions. We have been advised by Conyers Dill & Pearman Limited, our special Bermuda counsel, that there is no treaty in effect between the United States and Bermuda providing for enforcement of judgments of U.S. courts and that there are grounds upon which Bermuda courts may not enforce judgments of U.S. courts.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our common shares in this offering will be approximately $          , assuming an initial public offering price of $           per share, the midpoint of the estimated price range set forth on the cover page of this prospectus and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the common shares sold by the selling shareholders. For an analysis of how the net proceeds from this offering to us change if the initial public offering price is not equal to the midpoint of the estimated price range, see “Pricing Sensitivity Analysis.”

We intend to contribute the net proceeds to us from this offering to NDS Group Limited, which will be our direct wholly owned subsidiary upon completion of the Reorganization. We expect NDS Group Limited to use the net proceeds for general corporate purposes, which may include working capital to fund our operations or for potential acquisitions, although we have no agreements with respect to any acquisitions at this time.

We believe this offering will allow us to provide greater transparency to our clients as well as provide us with publicly traded equity that may enhance our flexibility in pursuing strategic acquisitions and attracting and retaining top quality employees.

DIVIDEND POLICY

We do not intend to pay cash dividends on our common shares for the foreseeable future. We intend to retain all of our future earnings, if any, generated by our operations for the future development of our business. Our ability to pay cash dividends or to receive distributions or other transfers from our subsidiaries to enable us to pay cash dividends on our common shares may be restricted by the terms of the agreements governing our and our subsidiaries’ existing and future indebtedness. Additionally, we are subject to Bermuda legal constraints that may affect our ability to pay dividends on our common shares and make other payments; and our subsidiary NDS Group Limited is subject to English legal constraints that may affect its ability to make distributions to us. Under the Bermuda Companies Act, we may not declare or pay a dividend or make a distribution out of contributed surplus if there are reasonable grounds for believing that we are, or would after the payment be, unable to pay our liabilities as they become due or that the realizable value of our assets would thereby be less than our liabilities. The Bermuda Companies Act defines contributed surplus as including proceeds arising from donated shares, credits resulting from the redemption or conversion of shares at less than the amount set up as nominal capital and donations of cash and other assets to us. Under English company law, NDS Group Limited’s ability to pay dividends to us is limited to its distributable reserves, which are its accumulated, realized profits not previously utilized by a distribution or capitalization, less its accumulated, realized losses not previously written off in a reduction or reorganization of capital duly made. Any decision to pay dividends in the future is at the discretion of our board of directors and depends on our financial condition, results of operations, capital requirements and other factors that our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, our short-term debt and our capitalization as of December 31, 2011:

•	on an actual basis;

•	on a pro forma basis, giving effect to the Reorganization as described in “Corporate Formation and Reorganization”; and

•

on a pro forma as adjusted basis, giving effect to the pro forma adjustments and the sale of common shares in this offering by us at an assumed initial public offering price of $       per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and the application of the net proceeds to us therefrom.

This table should be read in conjunction with “Use of Proceeds,” “Pricing Sensitivity Analysis” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

As of December 31, 2011
	Actual	Pro Forma	Pro Forma As Adjusted
(unaudited)
(in thousands, except per share data)
Cash and cash equivalents	$	$	$

Short-term debt
Long-term debt(1)

Total debt	$	$	$

Shareholders’ equity:

Preferred Shares, $         par value per share,              shares authorized, no shares issued and outstanding, actual;             shares authorized, no shares issued and outstanding, pro forma;                  shares authorized, no shares issued and outstanding, pro forma as adjusted

Common Shares, $         par value per share,                  shares authorized,              shares issued and outstanding, actual;              shares authorized,              shares issued and outstanding, pro forma;                  shares authorized,                  shares issued and outstanding, pro forma as adjusted(2)

Additional paid-in capital
Total shareholders’ equity

Total capitalization	$	$	$

(1)	As of December 31, 2011, no amounts were outstanding under our revolving credit facility.
(2)	The pro forma and pro forma as adjusted information set forth in the above table excludes common shares issuable upon the exercise of outstanding options, at a weighted average exercise price of $ per share, giving pro forma effect to the Reorganization, common shares reserved for future issuance under our 2011 NDS Share Incentive Plan and 5,500,000 common shares reserved for future issuance under our NDS Employee Share Purchase Plan.

DILUTION

If you invest in our common shares, your interest will be diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share after this offering.

As of December 31, 2011, giving pro forma effect to the Reorganization, we had a net tangible book value of approximately $        , or $         per share. Net tangible book value per share represents total tangible assets less total liabilities divided by the number of common shares outstanding. After giving effect to the Reorganization and the sale of common shares by us in this offering and deducting estimated offering expenses payable by us in connection with this offering, our net tangible book value as of December 31, 2011 would have been approximately $      , or $       per share. This represents an immediate increase in net tangible book value of $         per share to existing shareholders and an immediate dilution of $         per share to new investors purchasing common shares in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price	$
Pro forma net tangible book value per share as of December 31, 2011
Increase in pro forma net tangible book value per share attributable to new investors
Pro forma net tangible book value per share after offering

Dilution per share to new investors	$

The following table sets forth, as of December 31, 2011, giving pro forma effect to the Reorganization and this offering, the total number of common shares owned by existing shareholders and to be owned by new investors, the total consideration paid and the average price per share paid by our existing shareholders and to be paid by new investors purchasing common shares in this offering. The calculation below is based on an assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%
New Investors			%			%

Total		100%		$	100%

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by all investors in this offering by $        , after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the selling shareholders and assuming that the number of shares offered by us and by the selling shareholders, as set forth on the cover page of this prospectus, remains the same. Each increase (decrease) of 1.0 million in the number of shares offered by us and by the selling shareholders would increase (decrease) total consideration paid by all investors in this offering by $         million, at the assumed initial public offering price of $         per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the selling shareholders. For a further analysis of how dilution may change if the initial public offering price is not equal to the midpoint of estimated price range, see “Pricing Sensitivity Analysis.”

If the underwriters’ over-allotment option to purchase              additional shares from the selling shareholders in this offering is exercised in full, the following will occur:

•

the number of our common shares held by existing shareholders after the completion of this offering will be             , or approximately     % of the total number of our common shares outstanding after this offering; and

•

the number of our common shares held by new investors in this offering after the completion of this offering will be             , or approximately     % of the total number of our common shares outstanding after this offering.

The tables and calculations above assume no exercise of outstanding options. As of             , giving pro forma effect to the Reorganization, there were              common shares issuable upon exercise of outstanding options at a weighted average exercise price of approximately $         per share. To the extent that the              outstanding options are exercised, there will be further dilution to new investors purchasing common shares in the offering. See “Description of Capital Stock.”

PRICING SENSITIVITY ANALYSIS

Throughout this prospectus we provide information assuming that the initial public offering price per common share in this offering is $        , which is the midpoint of the price range set forth on the cover page of this prospectus. However, some of this information will be affected if the initial public offering price per common share in this offering is different from the midpoint of the estimated price range. As further described in “Corporate Formation and Reorganization,” the number of ordinary shares of NDS Group Limited to be exchanged by certain members of management as part of the Reorganization and the number of ordinary shares subject to options outstanding under incentive plans of NDS Group Limited to be exchanged in the Reorganization for options over our common shares will vary depending upon the initial public offering price. Accordingly, the number of common shares of NDS Group Holdings Limited to be issued in exchange therefore will also vary and will impact the total number of our common shares outstanding upon completion of this offering and certain other information presented in this prospectus. To the extent the initial public offering price per common share in this offering is higher than the midpoint of the price range set forth on the cover page of this prospectus, and consequently, more shares are issued to members of management pursuant to the Reorganization, you will experience increased dilution as an investor in the offering. The following table presents how some of the information set forth in this prospectus would be affected by an initial public offering price per common share at the low-, mid- and high-points of the price range indicated on the cover page of this prospectus, assuming that the underwriters’ option to purchase additional common shares is not exercised and that the number of common shares offered remains the same as that set forth on the cover page of this prospectus.

Initial Public Offering Price per Common Share
	$		$		$
(unaudited)
(Dollars in millions, except share and per share data)
Outstanding Common Shares Following the Offering
Common shares held by the Public
Common shares held by the Nuclobel Entities
Common shares held by NDS Holdco
Common shares held by Management
Total common shares outstanding after the offering
Common shares subject to outstanding options under the 2011 NDS Share Incentive Plan:
Vested
Unvested
Total option shares
Ownership Percentages Following the Offering (Fully Diluted)
Percentage held by Public		%		%		%
Percentage held by the Nuclobel Entities		%		%		%
Percentage held by NDS Holdco		%		%		%
Percentage held by Management		%		%		%
Percentage held by Option Holders		%		%		%
Use of Proceeds
Proceeds from offering, net of underwriting discounts, to us	$		$		$
Estimated offering expenses to be borne by us	$		$		$

Remaining proceeds to us	$		$		$

Cash and Cash Equivalents and Capitalization
Cash and cash equivalents	$		$		$

Total debt
Additional paid-in-capital
Total shareholders’ equity

Total capitalization	$		$		$

Dilution
Pro forma net tangible book value per common share after the offering	$		$		$
Dilution in pro forma net tangible book value per common share to investors in this offering	$		$		$

SELECTED CONSOLIDATED FINANCIAL DATA

The consolidated statements of operations data for the years ended June 30, 2011, 2010 and 2009 and the consolidated balance sheet data as of June 30, 2011 and 2010 have been derived from the audited consolidated financial statements of NDS Group Limited, our predecessor for accounting purposes, included elsewhere in this prospectus. The consolidated statements of operations data for the years ended June 30, 2008 and 2007 and the consolidated balance sheet data as of June 30, 2009, 2008 and 2007 have been derived from our audited consolidated financial statements that are not included in this prospectus, adjusted for discontinued operations resulting from the disposition of our OpenBet business. The consolidated statements of operations data for the six months ended December 31, 2011 and 2010 and the consolidated balance sheet data as of December 31, 2011 have been derived from NDS Group Limited’s unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial data has been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of our financial condition as of such dates and our results of operations for such periods. NDS Group Limited’s historical results are not necessarily indicative of the results that may be expected in the future, and its interim results are not necessarily indicative of the results to be expected for the full fiscal year.

The unaudited pro forma as adjusted net income per share data for the six months ended December 31, 2011 and the year ended June 30, 2011 give effect to the Reorganization described under “Corporate Formation and Reorganization” and the sale of common shares in this offering by us at an assumed initial public offering price of $             per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and the application of the net proceeds to us therefrom as described under “Use of Proceeds,” as if each such transaction had occurred as of the beginning of the applicable period presented. The pro forma as adjusted information is presented for informational purposes only and is not necessarily indicative of what our results would have been had the transactions actually occurred on such dates nor is it indicative of our future performance.

You should read the selected consolidated financial data set forth below in conjunction with the sections “Corporate Formation and Reorganization,” “Use of Proceeds,” “Pricing Sensitivity Analysis” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with the consolidated financial statements and the related notes included elsewhere in this prospectus.

Statements of Operations Data	For the six months ended December 31,		For the year ended June 30,
	2011	2010	2011†	2010†	2009†	2008†	2007†
(in thousands)	(unaudited)
Revenue:
Software solutions	$129,146	$121,135	$256,596	$239,307	$225,556	$212,878	$163,400
Content and service protection	266,900	233,117	523,759	523,137	421,083	480,449	400,462
Integration services	80,948	90,192	176,506	126,116	120,641	115,351	112,400

Total revenue	$476,994	$444,444	$956,861	$888,560	$767,280	$808,678	$676,262

Operating expenses:
Cost of sales
Direct cost of sales	(61,810)	(51,872)	(132,682)	(183,197)	(123,420)	(122,833)	(101,374)
Professional services	(22,486)	(23,134)	(44,561)	(34,772)	(34,147)	(33,799)	(27,680)
Technology and development	(196,029)	(184,591)	(396,109)	(345,775)	(333,880)	(341,763)	(279,878)
Sales and marketing	(25,166)	(22,095)	(48,266)	(43,277)	(41,125)	(45,272)	(37,601)
General and administrative	(32,875)	(25,706)	(62,048)	(44,075)	(54,242)	(48,883)	(49,148)
Depreciation	(9,776)	(9,732)	(19,910)	(18,140)	(19,830)	(22,137)	(19,018)
Impairment and amortization of intangible assets	(2,103)	(6,024)	(8,286)	(12,838)	(23,790)	(12,628)	(10,706)

Total operating expenses	$(350,245)	$(323,154)	$(711,862)	$(682,074)	$(630,434)	$(627,295)	$(525,405)

Operating income	126,749	121,290	244,999	206,486	136,846	181,383	150,857
Interest and other expense, net	(65,371)	(89,212)	(205,583)	(66,269)	(76,602)	27,131	25,284
Costs of take-private transaction	—	—	—	—	(124,536)	(2,498)	—

Income (loss) from continuing operations before income tax expense	$1,378	$32,078	$39,416	$140,217	$(64,292)	$206,016	$176,141
Income tax expense	(15,294)	(12,666)	(25,497)	(32,642)	(12,008)	(55,524)	(47,011)

Net income (loss) from continuing operations	$46,084	$19,412	$13,919	$107,575	$(76,300)	$150,492	$129,130
Net income of discontinued operations(1)	—	6,206	8,586	9,207	13,258	9,603	6,597
Gain on disposal of discontinued operations	—	—	229,681	—	—	—	—

Net income (loss)	$46,084	$25,618	$252,186	$116,782	$(63,042)	$160,095	$135,727

Basic net income (loss) per Series A ordinary share
Basic net income (loss) per share from continuing operations					$(1.64)	$2.59	$2.26
Basic net income per share from discontinued operations(1)					0.29	0.17	0.11

Basic net income (loss) per share					$(1.35)	$2.76	$2.37

Diluted net income (loss) per Series A ordinary share
Diluted net income (loss) per share from continuing operations					$(1.64)	$2.55	$2.22
Diluted net income per share from discontinued operations(1)					0.29	0.17	0.11

Diluted net income (loss) per share					$(1.35)	$2.72	$2.33

Weighted average Series A ordinary shares outstanding
Basic					9,889,208	16,022,358	15,226,347
Diluted					9,889,208	16,959,004	16,161,946
Basic net income (loss) per Series B ordinary share
Basic net income (loss) per share from continuing operations	$1.60	$0.68	$0.48	$3.75	$(1.64)	$2.59	$2.26
Basic net income per share from discontinued operations(1)	—	$0.21	8.30	0.32	0.29	0.17	0.11

Basic net income (loss) per share	$1.60	$0.89	$8.78	$4.07	$(1.35)	$2.76	$2.37

Statements of Operations Data	For the six months ended December 31			For the year ended June 30,
	2011		2010	2011†		2010†	2009†	2008†	2007†
	(unaudited)
Diluted net income (loss) per Series B ordinary share
Diluted net income (loss) per share from continuing operations		$1.60	$0.68		$0.48	$3.75	$(1.64)	$2.55	$2.22
Diluted net income per share from discontinued operations(1)		—	0.21		8.30	0.32	0.29	0.17	0.11

Diluted net income (loss) per share		$1.60	$0.89		$8.78	$4.07	$(1.35)	$2.72	$2.33

Weighted average Series B ordinary shares outstanding
Basic		28,727,625	28,709,115		28,709,115	28,706,230	36,682,086	42,001,000	42,001,000
Diluted		28,727,625	28,709,115		28,709,115	28,706,230	36,682,086	42,001,000	42,001,000
Pro forma, as adjusted, basic net income per common share (unaudited)	$			$

Pro forma, as adjusted, diluted net income per common share (unaudited)	$			$

Pro forma, as adjusted, weighted average shares outstanding
Basic (unaudited)

Diluted (unaudited)

Non-Financial Metrics

(in millions, unaudited)
Households(2)(4)		125.7	100.1		109.7	91.1	68.7	56.0
Unique new deployments(3)(4)		25.7	25.9		58.0	41.6	42.8	41.4

Balance Sheet Data	As of December 31,	As of June 30,
	2011	2011†	2010†	2009†	2008†	2007†
(in thousands)	(unaudited)
Cash and cash equivalents	$57,575	$44,502	$119,145	$115,740	$734,992	$592,750
Other current assets	345,728	350,816	288,164	289,729	281,845	252,703
Non-current assets	283,343	299,149	356,331	356,106	359,312	299,400

Total assets	$686,646	$694,467	$763,640	$761,575	$1,376,149	1,144,853

Current portion of long-term debt	19,862	21,294	39,039	48,384	—	—
Other current liabilities	217,994	244,395	221,235	284,174	294,230	202,526
Non-current portion of long-term debt	1,002,473	1,039,255	1,357,734	1,418,290	—	—
Other non-current liabilities	123,356	117,919	131,299	99,312	151,514	204,054
Shareholders’ equity	(677,039)	(728,396)	(985,667)	(1,088,585)	930,405	738,273

Total liabilities and shareholders’ equity	$686,646	$694,467	$763,640	$761,575	$1,376,149	$1,144,853

(†)	Fiscal year 2011 included 53 weeks while fiscal years 2010, 2009, 2008 and 2007 included 52 weeks.
(1)	In January 2011, we sold the OpenBet business, which operated as a separate segment involved in the development and sale of software systems and applications in the betting and gaming market, for net cash consideration of $292 million, as we no longer considered the OpenBet business to be core to our strategy. We have classified the OpenBet business under discontinued operations for all periods covered herein and in the accompanying consolidated financial statements.
(2)	Households refers to total households using conditional access solutions.
(3)	Unique new deployments means an instance of middleware, DVR software or EPG newly deployed.
(4)

We track a number of non-financial measures to help monitor and evaluate our performance. Because our software solutions revenues are derived largely from the number of our software technologies deployed to our clients’ subscribers, we track total unique new deployments as a measure of the penetration and use of our technologies in consumer markets. One unique new deployment may consist of any combination of our software solutions. Therefore, we also individually track the mix of new deployments of middleware, DVR software and EPG. To help us evaluate our performance in content and service protection, we track total households using our content and service protection technologies. For each of our three largest clients, we use publicly available data on households served by such clients. For all other clients, we generally calculate the number of households based on our internal data on active set-top boxes and other devices using our content and service protection solutions deployed per region and regional Screen Digest data on the average number of active digital pay-TV set-top boxes per pay-TV household in such region. The Screen Digest regional data on average number of active digital pay-TV set-top boxes per pay-TV household does not take into account the demographic mix or pay-TV operator concentrations in a particular region and therefore will not reflect patterns of higher-than-average or lower-than-average set-top boxes per household for NDS clients’ subscriber bases in that region. Although we believe that the number of set-top boxes per household of our clients’ subscribers generally approximates the average in a given region, in certain markets our clients’ subscriber bases may be above the average in terms of pay-TV set-top boxes per household, and average data may not be representative of all instances. However, we believe such data is helpful for evaluating growth trends in content and service protection.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled “Risk Factors” included elsewhere in this prospectus.

On August 1, 2011, NDS Group Holdings Limited was incorporated under the laws of Bermuda to become the holding company for NDS Group Limited in connection with this offering and the Reorganization. See “Corporate Formation and Reorganization” for a complete description of the Reorganization. NDS Group Holdings Limited has not, and prior to the completion of the Reorganization is not expected to, conducted any operating activities other than in connection with the preparation of this offering and the Reorganization. Accordingly, financial information for NDS Group Holdings Limited and a discussion and analysis of its results of operations and financial condition for the period of its operations prior to the Reorganization would not be meaningful and are not presented.

You should read the following discussion of our results of operations and financial condition together with the financial statements of NDS Group Limited, our predecessor for accounting purposes, included elsewhere in this prospectus. NDS Group Limited’s fiscal year ends on the Sunday closest to June 30. Fiscal year 2011 included 53 weeks, with the 53rd week falling in the fourth fiscal quarter, while fiscal years 2010 and 2009 included 52 weeks. All references to the six-month periods ended December 31, 2011 and December 31, 2010 relate to the 26 weeks ended January 1, 2012 and the 26 weeks ended December 26, 2010, respectively. For convenience purposes, NDS Group Limited continues to date its financial statements as of June 30 or December 31, as applicable. Comparability of our results of operations between fiscal year 2011 and fiscal years 2010 and 2009 is not materially affected by the difference of one week in the respective lengths of each fiscal year.

Introduction

Management’s discussion and analysis of financial condition and results of operations is intended to help provide an understanding of our financial condition, changes in financial condition and results of operations, and is organized as follows:

•

Overview of our Business—This section provides a general description of our business and developments that have occurred since July 1, 2008 that we believe are important in understanding our results of operations and financial condition or to disclose known future trends. We explain our main sources of revenue, costs and expenses and how these items are presented in our results of operations. We also identify and explain certain non-financial measures that we consider to be important to an understanding of our results of operations.

•

Results of Operations—This section provides an analysis of our results of operations for each of the six-month periods ended December 31, 2011 and 2010 and each of the three years in the period ended June 30, 2011. In addition, a brief description is provided of significant transactions and events that impact the comparability of the results being analyzed.

•

Liquidity and Capital Resources—This section provides an analysis of our cash flows for each of the six-month periods ended December 31, 2011 and 2010 and each of the three years in the period ended June 30, 2011. It includes a discussion of the financial capacity available to fund our future commitments and obligations, as well as a discussion of other financing arrangements.

•

Critical Accounting Policies and Estimates—This section discusses our revenue and other accounting policies that we consider important to an understanding of our results of operations, and that require significant judgment and estimates on the part of management in application. Note 2 to the accompanying audited consolidated financial statements as of June 30, 2011 and 2010 and for the three years ended June 30, 2011, 2010 and 2009 summarizes our significant accounting policies.

Overview of our Business

We are a leading global provider of end-to-end software solutions to the pay-television industry. We supply pay-TV operators with core software systems that enable them to deliver a differentiated viewing experience to their subscribers anytime, anywhere and on any device while ensuring that only paying viewers receive content. Based on market share information derived from 2011 Screen Digest data, over one-third of the world’s digital pay-TV households rely on our technologies to discover, navigate or interact with content.

The key software technologies in our end-to-end solutions include:

•

Middleware. Our middleware software, similar to an operating system, enables operation of set-top boxes and the delivery of content over both broadcast and broadband networks as well as over-the-top (“OTT”) to broadband connected set-top boxes.

•	Digital Video Recorder (“DVR”) Software. Our DVR software enables pay-TV subscribers to record content as well as pause and rewind “live” TV.

•	Electronic Program Guide (“EPG”). Our EPG software families allow subscribers to easily and intuitively discover, navigate and interact with content and features provided by the platform operator.

•	Conditional Access (“CA”) and Digital Rights Management (“DRM”). These technologies ensure that only paying subscribers can access content.

•

Unified Headend Systems. These software systems ensure that the right content, accompanied by the appropriate data describing the content (“metadata”), is delivered to the subscriber anytime, anywhere and on any device.

In addition, our integration and service capabilities enable us to be a long-term strategic partner to our clients and deliver a holistic, integrated solution rather than a set of standalone technologies. We work closely with our clients to seamlessly integrate our own software as well as to combine our software components with components from third-parties to create tailored software solutions. We also offer our clients after-sale services, including ongoing support and maintenance. We believe the growing complexity of pay-TV software systems and the need to incorporate a growing range of advanced features into cohesive software solutions will continue to drive demand for our integration services.

Our main clients are the digital pay-TV operators that utilize a broadcast and/or a broadband infrastructure to deliver video and data to multiple subscribers over multiple devices, including hybrid set-top boxes, connected-TVs, tablets and smart phones, in addition to traditional televisions. During the six months ended December 31, 2011 and the year ended June 30, 2011, our three largest clients were DIRECTV in the United States, BSkyB in the United Kingdom and Ireland, and SKY Italia in Italy, which contributed 18% and 17%, 15% and 15%, and 8% and 8% of our total revenue for the period, respectively. We have supplied solutions to BSkyB since its launch in 1989, to DIRECTV since its launch in 1994 and to SKY Italia and its predecessor since 2000. News Corporation, one of our controlling shareholders, owned 100% of SKY Italia and approximately 39% of BSkyB as of December 31, 2011. News Corporation is not affiliated with DIRECTV. Other clients in which News Corporation had an interest contributed an additional 6% and 10% in the aggregate to our total revenues in the six months ended December 31, 2011 and the year ended June 30, 2011, respectively. We expect that a limited number of clients, including clients in which News Corporation has an interest, will continue to contribute a significant portion of our revenue for the foreseeable future.

We work with suppliers of other components of broadcast and broadband platforms, such as broadcast equipment, network equipment, set-top box and residential gateway manufacturers. We integrate our software with the products manufactured by these suppliers to provide platform operators with the required end-to-end system functionality. A particular platform operator may purchase all software components from us or some components from us and some from our competitors. We often act as prime contractor or sometimes as a sub-contractor when we supply a system to a client.

We operate and manage our continuing business as a single segment. There are no separate divisions or profit centers. We assess the financial performance of our business by reviewing specific revenue streams in the aggregate and by client. We assess our costs by considering individual cost centers and their aggregation into the general cost categories as described below.

Since July 1, 2009, our business has grown through winning additional clients and through selling additional solutions and services to existing clients. The increase in number of unique devices shipped to our clients during fiscal 2011 reflects the fact that many of our clients have increased the volumes of more sophisticated technologies purchased from us and deployed to their subscribers, such as advanced DVR software technologies, set-top boxes with high-definition and hybrid broadcast/broadband functionality. We expect demand from our clients to continue to focus on more sophisticated technologies. We have hired additional employees to undertake the work required to meet our delivery and service obligations to clients. We continue to invest in technology and development to drive innovation and the development of new and improved offerings for our clients. Our total headcount has increased from 3,740 as of June 30, 2009 to 5,293 as of December 31, 2011. We expect our headcount to continue to rise in the near term, albeit at a slower rate. We seek to earn long-term revenues from the expansion of our clients’ subscriber bases without continuous modification to our existing software elements. As such, substantially all of our technical employees work on projects expected to generate additional long-term revenues. In addition, from time to time we may increase the number of employees to work on discrete projects that we expect to generate near-term incremental revenues. For this reason, there is generally not a direct relationship between our revenues and our operating expenses. If revenues from these projects do not meet our expectations, our margins could deteriorate and we may be required to reduce the number of employees.

We compete both to attract new clients and to retain our existing clients. A significant portion of our revenue is dependent upon the size of our clients’ subscriber bases, the growth in their subscriber bases and the related quantities of set-top boxes and applications deployed to their subscribers. The number of households using our technologies has increased from 68.7 million as of June 30, 2009 to 125.7 million as of December 31, 2011 as our existing clients expanded their subscriber bases and we added new clients. Our ability to continue to increase this number will be dependent on a number of factors, many of which are beyond our control, such as the viability of our clients, changes in technologies and general economic conditions.

Our results are also impacted by general trends in the digital media industry. The global media sector has been undergoing a major transformation through the ongoing adoption of and conversion of analog media to digital content and digital delivery of content. In developed markets digital media trends and increased competition from new entrants are compelling pay-TV operators to invest in technology at an ever-increasing pace in order to differentiate their product offerings. The number of households in developed markets using our technologies has increased from 35.8 million as of June 30, 2009 to 41.7 million as of December 31, 2011. In many emerging markets, the rise of a large middle class that can afford pay-TV services is driving a dramatic rise in digital pay-TV penetration. The number of households in emerging markets using our technologies has increased from 32.9 million as of June 30, 2009 to 84.0 million as of December 31, 2011. We believe both of these trends will provide opportunities for us to grow our business in future periods, and, in particular, we expect that emerging markets will provide a more significant growth opportunity for us.

The prices we can charge in emerging markets are typically lower than those charged to clients in developed markets, reflecting a lower level of sophistication in the technology currently supplied.

Revenue can vary from period to period as some of our revenue reflects a small number of relatively large orders for our technology and services. These generally have long sales and order cycles, and delivery and acceptance of our solutions and services fluctuates over the course of these cycles. We earn revenue from the initial supply of a solution and seek to earn incremental revenues as our clients grow their subscriber bases and expand their deployment of our technologies. Such growth generates ongoing revenues from the sale of additional smart cards, the receipt of additional license fees or royalties as further unique devices are deployed, and the provision of additional support and maintenance services, which are typically charged based on the number of households using technology supplied by us. Over 70% of our revenue in the six months ended December 31, 2011 and in each of the three years in the period ended June 30, 2011 was earned subsequent to the initial supply of a customer solution and the associated software. Our accounting policies often require us to defer revenue until after our clients have deployed our solutions. We seek to enter into long-term service arrangements with clients. This may entail minimal revenue during a project’s deployment phase, but more significant revenue in later periods should the project help our clients attract and retain subscribers and sell advanced solutions and services to them.

Until February 5, 2009, we were a public company controlled by News Corporation, with a minority of our shares listed on the NASDAQ market. On February 5, 2009, we completed a series of transactions (“the take-private transaction”) that resulted in our becoming a private company, with approximately 49% of our shares being owned by an affiliate of News Corporation and approximately 51% being owned by Nuclobel Lux 1 S.àr.l. and Nuclobel Lux 2 S.àr.l. (the “Nuclobel Entities”), two companies controlled by funds (collectively, the “Permira Funds”) advised by Permira Advisers LLP and associated entities (“Permira”). By virtue of the rights attaching to shares and pursuant to a shareholders’ agreement, no party controls the Company and decisions over major issues require the agreement of both News Corporation and the Permira Funds. As part of the take-private transaction, we received equity capital from the Permira Funds and drew down on bank facilities totaling $1,254 million. The cash raised, together with a substantial portion of our accumulated cash balances, was used to buy back all of our shares that were owned by public shareholders and to reduce News Corporation’s shareholding to approximately 49% of our revised equity capital. Part of the consideration due to News Corporation was satisfied by issuing a Vendor Loan Note of $242 million.

During the two years ended June 30, 2010, our OpenBet® business, which operated as a separate segment involved in the development and sale of applications in the betting and gaming market, acquired two additional subsidiaries. In January 2011, we sold the OpenBet business, including the subsidiaries acquired in the two years ended June 30, 2010, for net cash consideration of $292 million, as we no longer considered the OpenBet business to be core to our strategy. We have classified the OpenBet business as a discontinued operation for all periods covered by this discussion and in the accompanying consolidated financial statements.

In March 2011, we took advantage of favorable market conditions and the cash raised from the sale of our OpenBet business to refinance our debt structure (“the refinancing”). We repaid all existing bank facilities and the Vendor Loan Note to News Corporation, together with all accrued and unpaid interest, and drew down on new bank facilities that require us to pay substantially lower interest rates. The new bank facilities are secured by substantially all of our assets and comprise a US dollar term loan of $800 million, a Euro term loan of €183 million, and a multi-currency revolving credit facility of $75 million. Prior to the refinancing, we recorded a revaluation of our borrowings due to fluctuations in exchange rates within our consolidated statement of operations, which caused significant volatility. We expect such volatility to be substantially reduced as a result of the refinancing because we will recognize currency translations within other comprehensive income. However, our international operations are exposed to fluctuations in exchange rates and we expect such fluctuations to continue to impact our operating results.

On August 1, 2011, NDS Group Holdings Limited was incorporated under the laws of Bermuda to become the holding company for NDS Group Limited in connection with this offering and the Reorganization that will be completed prior to the closing of this offering. See “Corporate Formation and Reorganization” for a complete description of the Reorganization. Pursuant to the terms of the Reorganization, all of the capital stock of NDS Group Limited will be exchanged for newly issued common shares of NDS Group Holdings Limited and all the outstanding options to purchase ordinary shares of NDS Group Limited will be exchanged for options to purchase common shares of NDS Group Holdings Limited. As a result, NDS Group Limited will become a wholly owned subsidiary of NDS Group Holdings Limited. In connection with the Reorganization and this offering, share options granted subsequent to the take-private transaction that have vested will become exercisable and, as a result, a compensation expense will be recorded upon completion of this offering for those awards that are vested. Unrecognized expense as of December 31, 2011 amounted to $18.3 million.

Basis of presentation

In order for readers to gain an understanding of our results of operations, we set out below the basis of preparation of the main components of our revenue, costs and expenses and certain non-financial measures that we use to monitor our performance.

Revenue

We derive revenue from:

1. Fees for the supply of initial software solution and subsequent additional functionality and maintenance services. The technologies supplied under this heading include middleware, EPG, DVR software and OTT components. We earn royalties and license fees based on the number of new individual software components deployed by our clients on devices used by their subscribers. Additionally, we may charge fees for the supply of initial software components, for the supply of additional features and functions and for the maintenance of those components. We refer to such fees as “Software solutions revenues.”

2. Fees from the licensing of service and content protection software systems, the sale of smart cards and the provision of system and security maintenance services. Under this heading we include all our revenues from content and service protection technologies. These fees are typically based on the number of smart cards supplied and the number of households and/or smart cards or software components utilized on devices authorized on a particular platform. Additional fees may be charged for the customization and installation of the service and content protection system components. We charge fees to maintain those components and preserve the security of the system. Our fees may be reduced if the security of the system is compromised. We refer to fees from the licensing of service or content protection technologies, the sales of smart cards and the provision of security maintenance services as “Content and service protection revenues.”

3. Fees for the provision of systems integration and professional services. These fees are typically based on or related to the amount of manpower required to perform the services. These fees may be generated under self-contained contracts, or may form part of a larger arrangement including the supply of our technologies and other services. We refer to such fees as “Integration and services revenues.”

These different types of fees are presented as three separate revenue streams in “Results of Operations” because they are influenced by different external factors. An individual client may generate fees from one or more revenue streams.

Our clients are located throughout the world. We distinguish between revenues from clients in developed markets and clients in emerging markets because the commercial terms and level of technological sophistication may be different. For a description of how we define developed and emerging markets, see “Market and Industry Data.”

A summary of the accounting guidance that we follow to measure and record the revenue from the elements we supply is given below under “Critical accounting policies and estimates.”

Costs and expenses

Our costs and expenses consist of physical and processing costs of smart cards; royalties paid for the right to use and sub-license certain intellectual property rights owned by third parties; personnel, travel and facilities costs; depreciation; and the impairment and amortization of intangible assets, such as intellectual property rights that we have acquired for incorporation within our technologies.

A smart card is a hardware device consisting of a semiconductor chip embedded in a plastic card that provides a platform operator with a means of expanding its usage of the previously supplied conditional access system. The costs of smart cards include the costs of the integrated circuits manufactured by third-party suppliers, the micro-module that houses the computer chips, the plastic body of the smart cards, and processing costs. We do not manufacture smart cards, but our engineers design computer chips that are embedded into smart cards. We arrange for the computer chips to be manufactured and assembled into smart cards by third-party suppliers. We then process the smart cards at either of our two smart card processing plants located in the United Kingdom and the United States, prior to delivery to clients. Smart card costs are dependent upon the costs of raw materials, including the cost of computer chips, plastic and assembly, the costs of our card processing facilities (which includes the labor cost of our employees working within this activity), and the quantity of smart cards purchased and processed in any period.

Royalty costs paid to third parties are typically charged on a per-unit basis, depending on which of our components exploit rights owned by the relevant licensor. We may pay for such rights periodically as components are deployed, or procure limited or unlimited licenses to use, the costs of which are matched with the relevant revenues.

We classify as “direct cost of sales” the costs of smart cards, the costs of royalties, and the cost of other hardware and services procured from third parties as part of the deliverables under our arrangements with clients.

Personnel and facilities costs are allocated into four categories: professional services; technology and development; sales and marketing; and general and administrative. The allocation depends upon the function being performed or managed by the individual employees. We have employees and facilities in the United Kingdom, the United States, Canada, Israel, India, France, Sweden, Germany, Singapore, Hong Kong, South Korea, China and Australia.

Professional services costs consist primarily of personnel and related costs, including travel and a share of facilities costs attributable to those of our employees who are providing security, integration, maintenance and other services to our clients.

Technology and development costs consist mainly of personnel and related costs, including an allocation of facilities costs, attributable to our technical employees who are developing and customizing our technology. These costs also include consumables, consultancy costs and travel costs, and are stated net of the benefit of grants and other incentives received, in particular from the French Government. We seek to earn long-term revenues from the expansion of our clients’ subscriber bases without continuous modification to our software elements. As such, substantially all of our technology and development costs are incurred while working on projects that are expected to generate additional long-term revenues but prior to being able to demonstrate technological feasibility. For this reason, there is generally not a direct relationship between our revenues and our technology and development costs in any period and therefore we do not consider it meaningful to allocate any portion of technology and development costs to cost of sales.

Sales and marketing costs mainly consist of personnel and related costs, including an allocation of facilities costs, of our sales and marketing employees in the United Kingdom, Europe and the Middle East, the United States and the Asia-Pacific region. Marketing costs also include advertising, consultancy, exhibitions, marketing communications and demonstration activities.

General and administrative costs consist primarily of personnel, facilities, consultancy, and legal and administration costs. Should we become a public company, it is likely that our general and administrative costs will increase.

We separately report the cost of depreciation of technical equipment and leasehold improvements used in our business. We also separately report the impairment and amortization of intangible assets, most of which have been acquired through business combinations.

A summary of the accounting guidance that we follow to measure and record elements of costs and expenses is given below under “Critical accounting policies and estimates.”

Non-financial measures

We track a number of non-financial measures to help monitor and evaluate our performance. Because our software solutions revenues are derived largely from the number of our software technologies deployed to our clients’ subscribers, we track total unique new deployments as a measure of the penetration and use of our technologies in consumer markets. One unique new deployment may consist of any combination of our software solutions. Therefore, we also individually track the mix of new deployments of middleware, DVR software and EPG.

To help us evaluate our performance in content and service protection, we track total households using our content and service protection technologies. For each of our three largest clients, we use publicly available data on households served by such clients. For all other clients, we generally calculate the number of households based on our internal data on active set-top boxes and other devices using our content and service protection solutions deployed per region and regional Screen Digest data on the average number of active digital pay-TV set-top boxes per pay-TV household in such region. The Screen Digest regional data on average number of active digital pay-TV set-top boxes per pay-TV household does not take into account the demographic mix or pay-TV operator concentrations in a particular region and therefore will not reflect patterns of higher-than-average or lower-than-average set-top boxes per household for NDS clients’ subscriber bases in that region. Although we believe that the number of set-top boxes per household of our clients’ subscribers generally approximates the average in a given region, in certain markets our clients’ subscriber bases may be above the average in terms of pay-TV set-top boxes per household and average data may not be representative of all instances. However, we believe such data is helpful for evaluating growth trends in content and service protection.

Results of Operations

The following table presents our historical results of operations for the applicable periods:

	For the six months ended December 31,		For the year ended June 30,
(in thousands)	2011	2010	2011(†)	2010(†)	2009(†)
Revenue:
Software solutions	$129,146	$121,135	$256,596	$239,307	$225,556
Content and service protection	266,900	233,117	523,759	523,137	421,083
Integration and services	80,948	90,192	176,506	126,116	120,641

Total revenue	476,994	444,444	956,861	888,560	767,280

Cost of Sales:
Direct cost of sales	(61,810)	(51,872)	(132,682)	(183,197)	(123,420)
Professional services	(22,486)	(23,134)	(44,561)	(34,772)	(34,147)
Technology and development	(196,029)	(184,591)	(396,109)	(345,775)	(333,880)
Sales and marketing	(25,166)	(22,095)	(48,266)	(43,277)	(41,125)
General and administrative	(32,875)	(25,706)	(62,048)	(44,075)	(54,242)
Depreciation	(9,776)	(9,732)	(19,910)	(18,140)	(19,830)
Impairment and amortization of intangible assets	(2,103)	(6,024)	(8,286)	(12,838)	(23,790)

Operating income	126,749	121,290	244,999	206,486	136,846
Interest and other expense, net	(65,371)	(89,212)	(205,583)	(66,269)	(76,602)
Costs of take-private transaction	—	—	—	—	(124,536)

Income (loss) from continuing operations before income tax expense	61,378	32,078	39,416	140,217	(64,292)
Income tax expense	(15,294)	(12,666)	(25,497)	(32,642)	(12,008)

Net income (loss) from continuing operations	46,084	19,412	13,919	107,575	(76,300)
Net income of discontinued operations	—	6,206	8,586	9,207	13,258
Gain on disposal of discontinued operations	—	—	229,681	—	—

Net income (loss)	$46,084	$25,618	$252,186	$116,782	$(63,042)

(†)	Fiscal year 2011 included 53 weeks while fiscal years 2010 and 2009 included 52 weeks.

Since July 1, 2009, our business has grown through winning additional clients and selling additional solutions and services to existing clients. We have hired additional employees to undertake the work required to meet our delivery and service obligations to clients. We continue to invest in technology and development. As a consequence, our revenues and our operating income have increased.

During the year ended June 30, 2010, we substantially completed a planned program of smart card replacement at BSkyB which commenced during the year ended June 30, 2009. This program, for which we had been paid in previous years, generated non-cash revenues of $46.8 million and operating income of $28.0 million for the year ended June 30, 2010, with no equivalent for the year ended June 30, 2011. Non-cash revenues from this program were $23.8 million higher and operating income was $15.9 million higher in the year ended June 30, 2010 than in the year ended June 30, 2009.

During the year ended June 30, 2011, we completed the refinancing, which resulted in additional interest and other expenses of approximately $46.9 million.

During the year ended June 30, 2011, we sold our OpenBet business, which resulted in a gain of $229.7 million which was exempt from taxation.

Prior to the refinancing in March 2011, part of our debt was denominated in US dollars, part in euros and part in pounds sterling. Fluctuations in exchange rates resulted in a loss of less than $0.4 million and $60.6 million on revaluation of our borrowings being recorded with our consolidated statement of operations for the six months ended December 31, 2011 and the year ended June 30, 2011, respectively, compared to a gain of $72.9 million in the year ended June 30, 2010 and net losses of $15.8 million for the year ended June 30, 2009. Following the refinancing, substantially all of our euro-denominated debt is held by a subsidiary entity whose functional currency is euros. We expect that this will substantially reduce future volatility within our consolidated statement of operations because the consequence of translating our debt balances will be recognized within other comprehensive income. Foreign exchange gains of $27.9 million were recorded in other comprehensive income in the six months ended December 31, 2011. Foreign exchange losses of $13.1 million were recorded in other comprehensive income in the year ended June 30, 2011.

Our international operations are inherently exposed to fluctuations in currency exchange rates, which impacts our operating results. In the six months ended December 31, 2011 and the fiscal year ended June 30, 2011, approximately 35% and 36% of our revenue, respectively, and approximately 71% and 70% of our operating expenses, respectively, were denominated in currencies other than the U.S. dollar. Additionally, as of December 31, 2011, approximately 22% of our long-term debt was denominated in euros.

During the year ended June 30, 2009, we incurred costs associated with the take-private transaction of $124.5 million.

As a percentage of revenues, elements of our operating income were as follows:

	For the six months ended December 31,		For the year ended June 30,
(percentages of total revenue)	2011	2010	2011(†)	2010(†)	2009(†)
Revenue
Software solutions	27.1%	27.3%	26.8%	26.9%	29.4%
Content and service protection	56.0%	52.5%	54.7%	58.9%	54.9%
Integration and services	16.9%	20.2%	18.5%	14.2%	15.7%

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of sales
Direct cost of sales	(13.0%)	(11.7%)	(13.9%)	(20.6%)	(16.1%)
Professional services	(4.7%)	(5.2%)	(4.7%)	(3.9%)	(4.5%)
Technology and development	(41.1%)	(41.4%)	(41.3%)	(39.0%)	(43.4%)
Sales and marketing	(5.3%)	(5.0%)	(5.0%)	(4.9%)	(5.4%)
General and administrative	(6.9%)	(5.8%)	(6.4%)	(5.0%)	(7.1%)
Depreciation	(2.0%)	(2.2%)	(2.1%)	(2.0%)	(2.6%)
Impairment and amortization of intangible assets	(0.4%)	(1.4%)	(1.0%)	(1.4%)	(3.1%)

Operating income	26.6%	27.3%	25.6%	23.2%	17.8%

(†)	Fiscal year 2011 included 53 weeks while fiscal years 2010 and 2009 included 52 weeks.

Our revenue mix and direct cost of sales were affected by the planned program of smart card replacement referred to above.

Our key non-financial performance measures were as follows:

	For the six months ended December 31,		For the year ended June 30,
(in millions, except number of employees)	2011	2010	2011	2010	2009
Unique new deployments:
To clients in developed markets	16.3	15.2	34.1	23.7	27.4
To clients in emerging markets	9.4	10.7	23.9	17.9	15.4

Total	25.7	25.9	58.0	41.6	42.8

Households:
Developed markets	41.7	38.5	39.8	37.0	35.8
Emerging markets	84.0	61.6	69.9	54.1	32.9

Total	125.7	100.1	109.7	91.1	68.7

Total number of employees, end of period	5,293	4,799	5,094	4,489	3,740

The increase in the number of unique devices shipped reflects the fact that many of our clients have increased the volumes of more sophisticated technologies purchased from us and deployed to their subscribers, such as advanced DVR software technologies, set-top boxes with high-definition and hybrid broadcast/broadband functionality. The number of households using our technology has increased as our clients have increased their subscriber levels and as we have won new clients. We have continued to invest in employees, especially those involved in technology and development, to drive innovation and the development of new and improved offerings for our clients.

Six months ended December 31, 2011 compared to the six months ended December 31, 2010

	For the six months ended December 31,
(in thousands)	2011	2010
Revenue	$476,994	$444,444

Operating income	126,749	121,290
Interest and other expense, net	(65,371)	(89,212)

Income from continuing operations before income tax expense	61,378	32,078
Income tax expense	(15,294)	(12,666)

Net income from continuing operations	46,084	19,412
Net income of discontinued operations	—	6,206

Net income	$46,084	$25,618

Comparisons of our financial performance are impacted by fluctuations in foreign exchange rates. The principal foreign currency exchange rates that affect our results of operations and consolidated balance sheets are:

	Average exchange rate for the six months ended December 31,		Period end exchange rate as of December 31,
	2011	2010	2011	2010
US dollar / Sterling	1.5903	1.5642	1.5540	1.5444
US dollar / Euro	1.3784	1.3215	1.2963	1.3122
Israeli shekel / US dollar	3.6402	3.7150	3.8106	3.5905
Indian rupee / US dollar	48.378	45.705	53.065	45.123

We believe that fluctuations in exchange rates did not materially affect our revenues, but decreased our operating income by approximately $3.6 million, or 3%, compared to what would have been recorded had the exchange rates prevailing during the six months ended December 31, 2011 remained at the levels prevailing during the six months ended December 31, 2010.

The effect of other operating factors on individual elements of our financial statements is discussed below. The main points of discussion relate to our continuing operations.

Revenue

Revenue for the periods under review was as follows:

	For the six months ended December 31,
(in thousands)	2011	2010	Change	% change
Software solutions	$129,146	$121,135	$8,011	7%
Content and service protection	266,900	233,117	33,783	14%
Integration and services	80,948	90,192	(9,244)	(10%)

Total revenue	$476,994	$444,444	$32,550	7%

Revenue from clients in developed markets	$276,652	$290,776	$(14,124)	(5%)
Revenue from clients in emerging markets	200,342	153,668	46,674	30%

Total revenue	$476,994	$444,444	$32,550	7%

Software solutions revenue – The 7% increase in revenue from software solutions was due to a change in mix between developed and emerging markets. The recognition of revenues from new clients and from the delivery of enhancements to several of our major clients is dependent on the timing of satisfaction of all our revenue recognition criteria and, therefore, this component of our revenues tends to fluctuate from period to period.

The number of unique new deployments was as follows:

	For the six months ended December 31,
(in millions)	2011	2010	Change	% change
Unique new deployments to clients in developed markets	16.3	15.2	1.1	7%
Unique new deployments to clients in emerging markets	9.4	10.7	(1.3)	(12%)

Total unique new deployments	25.7	25.9	(0.2)	(1%)

In particular, the number of middleware, DVR software and EPG unique new deployments were as follows:

	For the six months ended December 31,
(in millions)	2011	2010
Middleware unique new deployments	19.2	18.5
DVR software unique new deployments	6.7	5.7
EPG unique new deployments	5.8	7.5

Content and service protection revenue – Content and service protection revenue was 15% higher in the six months ended December 31, 2011 than in the six months ended December 31, 2010. This was primarily due to substantially higher revenues in China.

The number of households using our content and service protection solutions increased as follows:

	For the six months ended December 31,
(in millions)	2011	2010	Change	% change
Households in developed markets	41.7	38.5	3.2	8%
Households in emerging markets	84.0	61.6	22.4	36%

Total households	125.7	100.1	25.6	26%

Integration and services revenue – The 10% decline in revenues from integration and services was primarily due to the timing of revenue recognition on integration projects.

Operating expenses

Operating expenses for the periods under review were as follows:

	For the six months ended December 31,
(in thousands)	2011	2010	Change	% change
Cost of sales:
Direct cost of sales	$61,810	$51,872	$9,938	19%
Professional services	22,486	23,134	(648)	(3%)
Technology and development expenses	196,029	184,591	11,438	6%
Sales and marketing expenses	25,166	22,095	3,071	14%
General and administrative expenses	32,875	25,706	7,169	28%
Depreciation	9,776	9,732	44	0%
Impairment and amortization of intangible assets	2,103	6,024	(3,921)	(65%)

Total operating expenses	$350,245	$323,154	$27,091	8%

Direct cost of sales increased due to higher smart card costs, which in turn was due to higher volumes. Expenses associated with systems and services revenues and royalty expenses were both higher in the six months ended December 31, 2011 compared to the corresponding period in the previous fiscal year, due to changes in revenue mix.

The main elements of professional services costs, technology and development expenses, sales and marketing expenses, and general and administrative expenses are employee costs, facilities costs, travel costs and legal expenses. Our number of employees, including contractors, has changed over the period under review as follows:

	For the six months ended December 31,
	2011	2010
Number of employees, beginning of period	5,094	4,489
Net additions	199	310

Number of employees, end of period	5,293	4,799

Of which:
Technology and development	4,545	4,115
Professional services	258	232
Sales and marketing	221	199
General and administrative	269	253

	5,293	4,799

The increase in employees for the six months ended December 31, 2011 was due to an increase in the number of projects on which we are working in expectation of additional contracts with clients.

Professional services costs decreased by 3% for the six months ended December 31, 2011 compared to the six months ended December 31, 2010. The effect of the increase in headcount was more than offset by the effect of currency movements. Technology and development expenses increased by 6% for the six months ended December 31, 2011 compared to the six months ended December 31, 2010. The effects of increases in headcount and higher travel costs were partially offset by the recognition in the six months ended December 31, 2011 of the benefit of $14.7 million of grants from the French Government, an increase of $2.3 million over the benefit recognized in the corresponding period of the prior fiscal year. In addition, during the six months ended December 31, 2011, we deferred $6.7 million of technology and development costs related to the development of specific enhancements to our Fusion middleware. Such costs satisfied the criteria for capitalization under ASC 985-20-25, Costs of software to be sold, leased, or otherwise marketed. These costs will be amortized against future revenues once the software enhancements are ready to be delivered to customers. Amounts capitalized prior to June 30, 2011 were not significant. Sales and marketing expenses increased by 14%, principally as a result of higher employee headcount used in this function, higher travel costs and higher costs of attendance at trade shows. General and administrative expenses increased by 28% due to higher audit, tax compliance and legal expenses, as well as higher employee costs and the effect of currency movements.

Depreciation expense for the six months ended December 31, 2011 was stable compared to the six months ended December 31, 2010. Amortization expense decreased by 65% for the six months ended December 31, 2011 compared to the six months ended December 31, 2010, as other intangible assets acquired by way of business combinations reached the end of their originally expected useful lives.

No expenses have been recorded in either of the six months ended December 31, 2011 or six months ended December 31, 2010 in respect of equity-based compensation. Since February 2009, we have granted options to certain employees over our Series D Shares, but because the share options are not exercisable unless and until there is an exit event (subject to a vesting rate condition), and such an exit event could not be considered to be probable as of December 31, 2011 or December 31, 2010, no expense has been recorded for equity-based compensation. Unrecognized expenses as of December 31, 2011 amounted to $18.3 million.

In January 2012, the Supreme Court of the United States of America denied a petition to hear the challenge by EchoStar Satellite Corporation, now known as Dish Network LLC, EchoStar Communications Corporation, EchoStar Technologies Corporation and NagraStar LLC, a joint venture company between the EchoStar parties and Kudelski Group (collectively, “EchoStar”), to a United States Court of Appeals for the Ninth Circuit decision in which we were stated to be the sole prevailing party in a lawsuit between EchoStar and us. The Supreme Court’s denial ended EchoStar’s challenge to the United States Court of Appeals for the Ninth Circuit’s award against EchoStar in August 2010, which awarded us $18 million and the release of a further $4.3 million of funds held in escrow pending the appeals process. We expect to record a gain of approximately $22 million in the three-month period ending March 31, 2012 as a result of this item. The gain will be recorded as a reduction in general and administration costs, the line item in which the costs of the original litigation were original recorded in the years 2003 to 2011.

Operating income

As a consequence of the factors outlined above, operating income for the six months ended December 31, 2011 was $126.7 million, compared to $121.3 million in the corresponding period of the previous year.

Interest and other expense, net

Interest and other expense, net was $65.4 million for the six months ended December 31, 2011, compared to $89.2 million in the six months ended December 31, 2010. Elements of interest and other expense, net were as follows:

	For the six months ended December 31,
(in thousands)	2011	2010
Interest on long-term debt	$23,108	$66,006
Amortization of debt issuance costs	2,252	3,296
Foreign exchange losses on long-term debt	350	31,504
Foreign exchange gains on cash	(1,194)	163
Changes in fair value of foreign exchange forward purchase contracts	37,031	(13,825)
Losses on interest rate swaps	4,100	2,620
Other interest	(276)	(552)

Total interest and other expense, net	$65,371	$89,212

The lower expense for interest on long-term debt reflects the lower interest rates applicable to our debt and lower gross debt as a consequence of the refinancing which occurred in March 2011. Prior to the refinancing in March 2011, part of our debt was denominated in US dollars, part in euros and part in pounds sterling. Fluctuations in exchange rates resulted in a loss of $31.5 million on revaluation of our borrowings being recorded within our consolidated statement of operations for the six months ended December 31, 2010. Following the refinancing, all of our euro-denominated debt other then amounts borrowed under our revolving credit facility, is held by an entity whose functional currency is euros and the consequence of translating our debt balances are recognized within other comprehensive income. Foreign exchange gains of $27.9 million were recorded within other comprehensive income and losses of $0.4 million were recorded within interest and other expense, net in the six months ended December 31, 2011 as a result of revaluing our long-term debt. Changes in the fair value of foreign exchange forward purchase contracts reflect movements in the value of the Israeli shekel and Indian rupee.

Income tax expense

For the six months ended December 31, 2011, we recorded an income tax expense of $15.3 million on income before taxes of $61.4 million, an effective tax rate of 24.9%. This includes a charge of $0.9 million in respect of uncertain tax positions and interest and $0.2 million in respect of changes in the rate of UK corporation tax. We incurred taxes on profits earned in overseas jurisdictions and suffered withholding taxes on certain revenue receipts from clients for which full double tax relief may not be available. We continue to benefit from research and development tax credits. As a consequence of all these factors, our effective tax rate is lower than the statutory UK tax rate of 25.75%. Income tax expense for the six months ended December 31, 2010 was $12.7 million on income before taxes of $32.1 million, which was an effective tax rate of 39.5%. This was higher than the UK statutory rate for the year of 27.0% due to valuation reserves being created in respect of net UK losses.

Our total reserve for uncertain tax positions as of December 31, 2011, excluding interest and penalties was $3.6 million, compared to $11.7 million as of June 30, 2011. The accumulated amount of interest and penalties accrued as of December 31, 2011 and June 30, 2011 was $0.7 million and $0.6 million, respectively. Approximately $3.6 million of unrecognized tax benefits as of December 31, 2011 would affect our future effective tax rate if realized. During the six months ended December 31, 2011, we resolved uncertain tax positions amounting to $8.0 million. Resolution had no effect on our income tax expense and involved immaterial cash payments. We do not presently anticipate that remaining accruals for uncertain income tax positions will significantly increase or decrease in the next 12 months; however, actual developments in this area could differ from those currently expected.

Discontinued operations

In January 2011, we sold our OpenBet business, whose results are shown as discontinued operations in the six months ended December 31, 2010.

Net income

As a consequence of the factors outlined above, net income for the six months ended December 31, 2011 was $46.1 million, compared to $25.6 million in the six months ended December 31, 2010.

Year ended June 30, 2011 compared to the year ended June 30, 2010

	For the year ended June 30,
(in thousands)	2011†	2010†
Revenue	$956,861	$888,560

Operating income	244,999	206,486
Interest and other expense, net	(205,583)	(66,269)

Income from continuing operations before income tax expense	39,416	140,217
Income tax expense	(25,497)	(32,642)

Net income from continuing operations	13,919	107,575
Net income of discontinued operations	8,586	9,207
Gain on disposal of discontinued operations	229,681	—

Net income	$252,186	$116,782

(†)	Fiscal year 2011 included 53 weeks while fiscal year 2010 included 52 weeks.

Comparisons of our financial performance are impacted by fluctuations in foreign exchange rates. The principal foreign currency exchange rates that affect our results of operations and consolidated balance sheets are:

	Average exchange rate for the year ended June 30,		Period end exchange rate as of June 30,
	2011	2010	2011	2010
US dollar / Sterling	1.5893	1.5800	1.6072	1.4981
US dollar / Euro	1.3607	1.3881	1.4529	1.2333
Israeli shekel / US dollar	3.6144	3.7796	3.3803	3.8624
Indian rupee / US dollar	45.356	46.697	44.583	46.290

Fluctuations in exchange rates have increased our revenues by approximately $7.2 million, or 1%, and increased our operating income by approximately $6.2 million, or 3%, compared to what would have been recorded had the exchange rates prevailing during the year ended June 30, 2011 remained at the levels prevailing during the year ended June 30, 2010.

The effect of other operating factors on individual elements of our financial statements is discussed below. The main points of discussion relate to our continuing operations.

Revenue

Revenue for the periods under review was as follows:

	For the year ended June 30,
(in thousands)	2011†	2010†	Change	% change
Software solutions	$256,596	$239,307	$17,289	7%
Content and service protection	523,759	523,137	622	0%
Integration and services	176,506	126,116	50,390	40%

Total revenue	$956,861	$888,560	$68,301	8%

Revenue from clients in developed markets	$578,545	$574,779	$3,766	1%
Revenue from clients in emerging markets	378,316	313,781	64,535	21%

Total revenue	$956,861	$888,560	$68,301	8%

(†)	Fiscal year 2011 included 53 weeks while fiscal year 2010 included 52 weeks.

Software solutions revenue—The 7% increase in revenue from software solutions was due to higher deployments to clients in emerging markets and changes in the mix of software solutions delivered. The recognition of revenues from new clients and from the delivery of enhancements to several of our major clients is dependent on the timing of satisfaction of all our revenue recognition criteria and, therefore, this component of our revenues tends to fluctuate from period to period.

The number of unique new deployments was as follows:

	For the year ended June 30,
(in millions)	2011	2010	Change	% change
Unique new deployments to clients in developed markets	34.1	23.7	10.4	44%
Unique new deployments to clients in emerging markets	23.9	17.9	6.0	34%

Total unique new deployments	58.0	41.6	16.4	39%

In particular, the number of middleware, DVR software and EPG new deployments were as follows:

	For the year ended June 30,
(in millions)	2011	2010
Middleware new deployments	42.9	29.7
DVR software new deployments	10.9	8.6
EPG new deployments	17.0	13.0

Content and service protection revenue—Content and service protection revenue was flat overall between the year ended June 30, 2011 and the year ended June 30, 2010. During the year ended June 30, 2010, we completed a planned program of smart card replacement at BSkyB that had started in the prior year, but which generated revenue of $46.8 million during the year ended June 30, 2010. We also supplied a substantial number of smart cards to a client in China during the year ended June 30, 2010 with a much lower equivalent transaction in the year ended June 30, 2011. This was offset by higher revenues in Latin America and Europe.

The number of households using our content and service protection solutions increased as follows:

	For the year ended June 30,
(in millions)	2011	2010	Change	% change
Households in developed markets	39.8	37.0	2.8	8%
Households in emerging markets	69.9	54.1	15.8	29%

Total households	109.7	91.1	18.6	20%

Integration and services revenue—The 40% increase in revenues from systems integration and professional services was primarily due to a higher level of services supplied to clients in North America.

Operating expenses

Operating expenses for the periods under review were as follows:

	For the year ended June 30,
(in thousands)	2011†	2010†	Change	% change
Cost of sales:
Direct cost of sales	$132,682	$183,197	$(50,515)	(28%)
Professional services	44,561	34,772	9,789	28%
Technology and development expenses	396,109	345,775	50,334	15%
Sales and marketing expenses	48,266	43,277	4,989	12%
General and administrative expenses	62,048	44,075	17,973	41%
Depreciation	19,910	18,140	1,770	10%
Impairment and amortization of intangible assets	8,286	12,838	(4,552)	(35%)

Total operating expenses	$711,862	$682,074	$29,788	4%

(†)	Fiscal year 2011 included 53 weeks while fiscal year 2010 included 52 weeks.

Direct cost of sales decreased due to the lower volumes of smart cards sold and lower royalties accrued as due to licensors of intellectual property rights incorporated within our technologies. Direct cost of sales for the year ended June 30, 2010 included a charge of $18.8 million related to the planned program of smart card replacement at BSkyB referred to above. Direct cost of sales for the year ended June 30, 2010 also included a charge of $12.4 million related to the settlement of a dispute over royalties paid in respect of past periods and a charge of $22.3 million related to contract payments previously deferred but which were written off following renegotiation of contractual terms with a client.

The main elements of professional services costs, technology and development expenses, sales and marketing expenses, and general and administrative expenses are employee costs, facilities costs, travel costs and legal expenses. Our number of employees, including contractors, has changed over the period under review as follows:

	For the year ended June 30,
	2011	2010
Number of employees, beginning of period	4,489	3,740
Net additions	605	749

Number of employees, end of period	5,094	4,489

Of which:
Technology and development	4,383	3,822
Professional services	240	242
Sales and marketing	211	186
General and administrative	260	239

	5,094	4,489

The increase in employees for the year ended June 30, 2011 was due to an increase in the number of projects on which we are working and in expectation of additional contracts with clients.

Professional services costs increased by 28% for the year ended June 30, 2011 compared to the year ended June 30, 2010, due to increases in headcount and higher travel costs. Technology and development expenses increased by 15% for the year ended June 30, 2011 compared to the year ended June 30, 2010. The effect of increases in headcount and higher travel costs were compounded by the effect of currency movements. Sales and marketing expenses increased by 12%, principally as a result of higher employee headcount used in this function and higher travel costs. General and administrative expenses increased by 41% due to higher audit, tax compliance and legal expenses, as well as higher employee costs and the effect of currency movements.

Depreciation expense increased by 10% for the year ended June 30, 2011 compared to the year ended June 30, 2010, reflecting the increased level of technical equipment used in our business. Amortization expense decreased by 35% for the year ended June 30, 2011 compared to the year ended June 30, 2010, as other intangible assets acquired by way of business combinations reached the end of their originally expected useful lives.

No expenses have been recorded in either of the two years ended June 30, 2011 or June 30, 2010 in respect of equity-based compensation. Since the take-private transaction, we have granted options to certain employees over Series D Shares as described more fully in Note 13 in the accompanying consolidated financial statements. Because the share options are not exercisable unless and until there is an exit event, which includes this offering (subject to a vesting rate condition), and such an exit event could not be considered to be probable as of June 30, 2011 or June 30, 2010, no expense has been recorded for equity-based compensation. Unrecognized expenses as of June 30, 2011 amounted to $18.5 million.

Operating income

As a consequence of the factors outlined above, operating income for the year ended June 30, 2011 was $245.0 million, compared to $206.5 million in the corresponding period of the previous year.

Interest and other expense, net

Interest and other expense, net was $205.6 million for the year ended June 30, 2011, compared to $66.3 million in the year ended June 30, 2010. Elements of interest and other expense, net were as follows:

	For the year ended June 30,
(in thousands)	2011†	2010†
Interest on long-term debt	$106,651	$128,337
Amortization of debt issuance costs	41,430	6,698
Foreign exchange losses (gains) on long-term debt	60,559	(72,901)
Foreign exchange losses on cash	1,839	3,103
Changes in fair value of foreign exchange forward purchase contracts	(21,266)	(6,559)
Losses on interest rate swaps	13,598	8,403
Penalty paid on early repayment of bank debt	3,967	—
Other interest	(1,195)	(812)

Total interest and other expense, net	$205,583	$66,269

(†)	Fiscal year 2011 included 53 weeks while fiscal year 2010 included 52 weeks.

The lower expense for interest on long-term debt reflects the lower interest rates applicable to our debt following the refinancing which occurred in March 2011. Amortization of debt issuance costs for the year ended June 30, 2011 includes $35.7 million of accelerated amortization recorded as a consequence of the refinancing. Unamortized debt issuance costs amounted to $26.4 million as of June 30, 2011. We also incurred a penalty of $4.0 million due to the early repayment of our bank debt as a consequence of the refinancing.

Prior to the refinancing in March 2011, part of our debt was denominated in US dollars, part in euros and part in pounds sterling. Fluctuations in exchange rates resulted in a gain of $72.9 million on revaluation of our borrowings being recorded with our consolidated statement of operations for the year ended June 30, 2010, compared to a loss of $60.6 million for the year ended June 30, 2011. Following the refinancing, substantially all of our euro-denominated debt is held by an entity whose functional currency is euros. We expect that this will substantially reduce future volatility within our consolidated statement of operations because the consequence of translating our debt balances will be recognized within other comprehensive income. Net losses on interest rate swaps recorded within our consolidated statement of operations for the year ended June 30, 2011 includes $7.2 million transferred from other comprehensive income on de-designation of certain contracts as effective cash flow hedges and $0.4 million of subsequent changes in fair value of those derivative instruments.

Income tax expense

For the year ended June 30, 2011, we recorded an income tax expense of $25.5 million on income before taxes of $39.4 million, an effective tax rate of 64.7%. We incurred taxes on profits earned in overseas jurisdictions and suffered withholding taxes on certain revenue receipts from clients for which full double tax relief may not be available. We generated taxable losses in the UK overall in the year ending June 30, 2011, largely as a result of the foreign exchange losses on long-term debt, losses on interest rate swaps and early repayment penalties and accelerated amortization of debt issuance costs as a consequence of the refinancing. Total losses carried forward as of June 30, 2011 could provide a future tax benefit of $44.8 million. Although these losses are expected to be available for future use, their usability to reduce future taxable income is not more likely than not. Accordingly we have increased the valuation allowance against the potential value of future tax benefits arising from losses carried forward by $25.0 million to $44.5 million. This is partly offset by a net reduction of $2.7 million in our liability for uncertain tax positions, based on our updated assessment as to how our uncertain tax positions might be resolved. We maintain a provision for uncertain tax positions of $11.7 million as of June 30, 2011 and are currently unable to predict when such uncertain tax positions may be resolved.

Our income tax expense for the year ended June 30, 2010 was $32.6 million on income before taxes of $140.2 million, which is an effective tax rate of 23.3%. This was lower than the UK statutory rate for the year of 28.0% due to certain profits being taxed at lower rates and due to the effect of our claiming certain tax credits and enhanced deductions for eligible research and development expenditures.

Discontinued operations

In January 2011, we sold our OpenBet business and recorded a gain of $229.7 million for the year ended June 30, 2011, inclusive of accumulated foreign exchange gains transferred from other comprehensive income of $4.7 million. The disposal was exempt from taxation.

Revenue from discontinued operations was $55.0 million for the year ended June 30, 2010 compared to $53.8 million in the period during fiscal 2011 through to disposal. Higher proportionate revenues were a consequence of higher client activity, the effect of changes in foreign exchange rates and the impact of the acquisition by the OpenBet business of Alphameric Limited in May 2010. Income before taxes was $14.0 million for the year ended June 30, 2010 compared to $12.1 million in the period during fiscal 2011 through to disposal. Revenue increases were more than offset by higher employee costs, higher property costs and higher legal expenses. As a consequence, net income decreased from $9.2 million for the year ended June 30, 2010 compared to $8.6 million in the period during fiscal 2011 through to disposal.

Net income

As a consequence of the factors outlined above, net income for the year ended June 30, 2011 was $252.2 million, compared to $116.8 million in the year ended June 30, 2010.

Year ended June 30, 2010 compared to the year ended June 30, 2009

	For the year ended June 30,
	2010	2009
(in thousands)
Revenue	$888,560	$767,280

Operating income	$206,486	$136,846
Interest and other expense, net	(66,269)	(76,602)
Costs of take-private transaction	—	(124,536)

Income (loss) from continuing operations before income tax expense	140,217	(64,292)
Income tax expense	(32,642)	(12,008)

Net income (loss) from continuing operations	107,575	(76,300)
Net income of discontinued operations	9,207	13,258

Net income (loss)	$116,782	$(63,042)

Comparisons of our financial performance are impacted by fluctuations in foreign exchange rates. The principal foreign currency exchange rates that affect our results of operations and consolidated balance sheets are:

	Average exchange rate for the year ended June 30,		Period end exchange rate as of June 30,
	2010	2009	2010	2009
US dollar / Sterling	1.5800	1.5952	1.4981	1.6518
US dollar / Euro	1.3881	1.3684	1.2333	1.4077
Israeli shekel / US dollar	3.7796	3.8479	3.8624	3.9548
Indian rupee / US dollar	46.697	47.713	46.290	48.115

Fluctuations in exchange rates have increased our revenue by approximately $6.2 million, or 0.7%, and increased our operating income by approximately $5.8 million, or 2.8%, compared to what would have been recorded had the exchange rates prevailing during the year ended June 30, 2010 remained at the levels prevailing during the year ended June 30, 2009.

The effect of other operating factors on individual elements of our financial statements is discussed below. The main points of discussion relate to our continuing operations.

Revenue

Revenue for the periods under review was as follows:

	For the year ended June 30,
(in thousands)	2010	2009	Change	% change
Software solutions	$239,307	$225,556	$13,751	6%
Content and service protection	523,137	421,083	102,054	24%
Integration and services	126,116	120,641	5,475	5%

Total revenue	$888,560	$767,280	$121,280	16%

Revenue from clients in developed markets	$574,779	$492,955	$81,824	17%
Revenue from clients in emerging markets	313,781	274,325	39,456	14%

Total revenue	$888,560	$767,280	$121,280	16%

Software solutions revenue—The 6% increase in revenue from software solutions was due to higher deployments to clients in emerging markets and changes in the mix of software solutions delivered. The recognition of revenues from new clients and from the delivery of enhancements to several of our major clients is dependent on the timing of satisfaction of all our revenue recognition criteria and, therefore, this component of our revenues tends to fluctuate from period to period.

The number of unique new deployments was as follows:

	For the year ended June 30,		For the year ended
(in millions)	2010	2009	Change	% change
Unique new deployments to clients in developed markets	23.7	27.4	(3.7)	(14%)
Unique new deployments to clients in emerging markets	17.9	15.4	2.5	16%

Total unique new deployments	41.6	42.8	(1.2)	(3%)

In particular, the numbers of middleware, DVR software and EPG new deployments were as follows:

	For the year ended June 30,
(in millions)	2010	2009
Middleware new deployments	29.7	30.1
DVR software new deployments	8.6	8.1
EPG new deployments	13.0	9.9

Content and service protection revenue—The 24% increase in content and service protection revenues was due to an increase in the number of households using our content and service protection solutions and an increase in the number of smart cards delivered in the period. In particular, during the year ended June 30, 2010, we delivered of a large number of smart cards to new clients in China. We also completed a planned program of smart card replacement at BSkyB that had started in the previous year, but which generated $46.8 million in revenue in the year ended June 30, 2010, compared to $23.0 million in the year ended June 30, 2009.

The number of households using our content and service protection revenue increased as follows:

	For the year ended June 30,
(in millions)	2010	2009	Change	% change
Households in developed markets	37.0	35.8	1.2	3%
Households in emerging markets	54.1	32.9	21.2	64%

Total households	91.1	68.7	22.4	33%

Integration and services revenue—The 5% increase in revenues from systems integration and professional services was primarily due to services supplied to a new client in the United States.

Operating expenses

Operating expenses for the periods under review were as follows:

	For the year ended June 30,
(in thousands)	2010	2009	Change	% change
Cost of sales:
Direct cost of sales	$183,197	$123,420	$59,777	48%
Professional services	34,772	34,147	625	2%
Technology and development expenses	345,775	333,880	11,895	4%
Sales and marketing expenses	43,277	41,125	2,152	5%
General and administrative expenses	44,075	54,242	(10,167)	(19%)
Depreciation	18,140	19,830	(1,690)	(9%)
Impairment and amortization of intangible assets	12,838	23,790	(10,952)	(46%)

Total operating expenses	$682,074	$630,434	$51,640	8%

Direct cost of sales increased due to the higher volumes of smart cards sold and higher royalties accrued as due to licensors of intellectual property rights incorporated within our technologies. Direct cost of sales for the year ended June 30, 2010 included a charge of $18.8 million related to the planned program of smart card replacement at BSkyB compared to $10.9 million in the year ended June 30, 2009. Direct cost of sales for the year ended June 30, 2010 also included a charge of $12.4 million related to the settlement of a dispute over royalties paid in respect of past periods and a charge of $22.3 million related to contract payments previously deferred but which were written off following renegotiation of contractual terms with a client.

Our number of employees, including contractors, has changed over the period under review as follows:

	For the year ended June 30,
	2010	2009
Number of employees, beginning of period	3,740	3,777
Net additions	749	(37)

Number of employees, end of period	4,489	3,740

Of which:
Technology and development	3,822	3,132
Professional services	242	203
Sales and marketing	186	180
General and administrative	239	225

	4,489	3,740

The increase in employee numbers in the year ended June 30, 2010 was due to an increase in the number of projects on which we are working and in expectation of additional contracts with clients. The bulk of the increase was in India, but there were targeted additions in other regions. The small decrease in employee numbers in the year ended June 30, 2009 was due to a refocusing of resources on certain key projects and ceasing to work on some other less significant projects.

Operating expenses in the year ended June 30, 2009 included $10.8 million in respect of equity-based compensation. The arrangements that gave rise to equity-based compensation expenses for periods prior to February 5, 2009 were terminated on completion of the take-private transaction. Since February 5, 2009, the Company has granted options to certain employees over Series D Shares as described more fully in Note 13 in the accompanying consolidated financial statements. For the reasons noted above, no expense has been recorded for equity-based compensation since February 5, 2009.

Professional services costs increased by 2% for the year ended June 30, 2010 compared to the year ended June 30, 2009, due to increases in headcount and higher travel costs. Technology and development expenses increased by 4% from the year ended June 30, 2009 to the year ended June 30, 2010. The effect of increases in headcount and higher travel costs were offset by the effect of currency movements. Sales and marketing expenses increased by 5%, principally as a result of higher employee headcount used in this function and higher travel costs. General and administrative expenses decreased by 19%. Higher employee costs in 2010 were offset by lower legal expenses, lower equity-based compensation expenses, and the absence of a charge of $7.4 million in the year ended June 30, 2009 incurred as a result of vacating a property which we identified as being surplus to our requirements.

Depreciation expense decreased by 9% due to accelerated depreciation being recorded in the year ended June 30, 2009 following the decision to vacate a property previously occupied by the Company.

Amortization expense decreased by 46%, primarily as a result of an impairment charge of $11.3 million recorded in the year ended June 30, 2009. During the year ended June 30, 2009, it became apparent that expected synergies from the CastUp reporting unit, a business acquired in 2008, were not being realized. As a consequence of identifying indicators of impairment, an impairment charge of $1.9 million was recorded against the book value of finite-lived intangibles of the CastUp reporting unit. An impairment test resulted in goodwill of $9.4 million being impaired to zero book value.

Operating income

As a consequence of the factors outlined above, operating income in the year ended June 30, 2010 was $206.5 million, compared to $136.8 million in the year ended June 30, 2009.

Take-private transaction costs

In the year ended June 30, 2009 we incurred costs of $124.5 million in connection with the take-private transaction, as follows:

(in thousands)
Legal, professional and investment banking expenses	$54,661
Modification of terms of unvested equity awards	28,825
Other costs	10,220
Fees paid to News Corporation and Permira	30,305
Fees paid to members of the Independent Committee	525

$124,536

Interest and other expense, net

Interest and other expense, net was $66.3 million in the year ended June 30, 2010, compared to $76.6 million in the year ended June 30, 2009. Elements of interest and other expense, net were as follows:

	For the year ended June 30,
(in thousands)	2010	2009
Interest on long-term debt	$128,337	$46,342
Amortization of debt issuance costs	6,698	4,852
Foreign exchange losses (gains) on long-term debt	(72,901)	15,788
Foreign exchange losses on cash	3,103	6,998
Changes in fair value of foreign exchange forward purchase contracts	(6,559)	14,096
Losses (gains) on interest rate swaps	8,403	1,354
Gain arising on debt buy-back	—	(3,368)
Other interest	(812)	(9,460)

Total interest and other expenses, net	$66,269	$76,602

Prior to the take-private transaction, we had no borrowings and substantial cash balances. As a result of the take-private transaction, after February 5, 2009 we had substantially lower cash balances and assumed indebtedness of $1,496 million. The increase in interest on long-term debt and amortization of debt issuance costs reflects the fact that our debt was outstanding for the full year ended June 30, 2010 but only for part of the year ended June 30, 2009. Other interest, which comprises mainly interest received on cash deposits, was substantially reduced.

Prior to the refinancing in 2011, part of our debt was denominated in US dollars, part in euros and part in pounds sterling. Fluctuations in exchange rates have resulted in a gain of $72.9 million on translation of our debt in the year ended June 30, 2010, compared to a net loss of $15.8 million in the year ended June 30, 2009. The loss in the year ended June 30, 2009 is net of a gain of $35.4 million arising on a forward exchange contract entered into prior to completion of the take-private transaction to secure the exchange rate at which some of the debt raised would be denominated in euros. Additionally, we recorded losses within our consolidated statement of operations from holding cash in currencies other than US dollars of $3.1 million in the year ended June 30, 2010, compared to losses of $7.0 million in the year ended June 30, 2009. Net losses on revaluations of derivative financial instruments recorded within our consolidated statement of operations amounted to $1.8 million in the year ended June 30, 2010, compared to $15.5 million in the year ended June 30, 2009.

During the year ended June 30, 2009, we purchased $53.5 million (nominal) of our bank loans at a discount, resulting in a gain of $3.4 million.

Income tax expense

Our income tax expense in the year ended June 30, 2010 was $32.6 million on income before taxes of $140.2 million, which was an effective tax rate of 23.3%. This is lower than the UK statutory rate for the year of 28.0% due to certain profits being taxed at lower rates and due to the effect of our claiming certain tax credits and enhance deductions for eligible research and development expenditures.

Despite recording a loss before income taxes of $64.3 million in the year ended June 30, 2009, we incurred an income tax expense of $12.0 million. We incurred taxes on profits earned in overseas jurisdictions and suffered withholding taxes on certain revenue receipts from clients for which full double tax relief was not available. Certain of the costs incurred in connection with the take-private transaction were not allowable and we have recognized a liability in respect of the uncertain tax treatment of other such costs. Additionally, our overall loss position resulted in losses for future use whose usability to reduce future taxable income is not more likely than not. Accordingly we recognized a valuation allowance against the potential value of future tax benefits arising from losses carried forward. See note 11 to our consolidated financial statements for further analysis of our income tax expense.

Discontinued operations

Revenue from our discontinued operations increased from $46.2 million in the year ended June 30, 2009 to $55.0 million in the year ended June 30, 2010 as a consequence of higher client activity and the effect of changes in foreign exchange rates. Income before taxes decreased from $16.6 million in the year ended June 30, 2009 to $14.0 million in the year ended June 30, 2010 as a consequence of the revenue increases being more than offset by higher employee costs, higher property costs and higher legal expenses. As a consequence, net income decreased from $13.3 million in the year ended June 30, 2009 to $9.2 million in the year ended June 30, 2010.

Net income

As a consequence of the factors outlined above, we recorded net income of $116.8 million in the year ended June 30, 2010, compared to a net loss of $63.0 million in the year ended June 30, 2009.

Quarterly results

The following table sets forth our quarterly unaudited consolidated statement of operations data for each of the eight quarters in the two years ended June 30, 2011 and for two quarters ended December 31, 2011. In management’s opinion, the data has been prepared on the same basis as the audited consolidated financial statements included in this prospectus and reflects all necessary adjustments for a fair presentation of this data. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	For the three months ended
(in thousands)	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Revenue
Software solutions	$52,419	$62,632	$55,978	$68,278	$58,966	$62,169	$54,843	$80,618	$66,959	$62,187
Content and service protection	144,026	113,894	149,252	115,965	109,740	123,377	139,529	151,113	109,334	157,566
Integration and services	27,327	38,420	28,626	31,743	41,600	48,592	36,067	50,247	37,593	43,355

Total revenue	223,772	214,946	233,856	215,986	210,306	234,138	230,439	281,978	213,886	263,108

Operating expenses
Cost of sales
Direct cost of sales	(46,275)	(42,604)	(64,449)	(29,869)	(23,845)	(28,027)	(36,449)	(44,361)	(23,261)	(38,549)
Professional services	(7,577)	(8,349)	(9,644)	(9,202)	(12,024)	(11,110)	(10,754)	(10,673)	(11,236)	(11,250)
Technology and development	(74,455)	(85,122)	(93,687)	(92,511)	(84,348)	(100,243)	(101,831)	(109,687)	(95,388)	(100,641)
Sales and marketing	(10,730)	(11,544)	(10,567)	(10,436)	(10,332)	(11,763)	(11,962)	(14,209)	(13,602)	(11,564)
General and administrative	(10,629)	(10,367)	(10,617)	(12,462)	(9,868)	(15,838)	(15,741)	(20,601)	(17,957)	(14,918)
Depreciation	(4,505)	(4,570)	(4,550)	(4,515)	(4,759)	(4,973)	(4,769)	(5,409)	(4,964)	(4,812)
Impairment and amortization of intangible assets	(3,100)	(3,112)	(3,093)	(3,533)	(3,168)	(2,856)	(1,136)	(1,126)	(1,115)	(988)
Total operating expenses	(157,271)	(165,668)	(196,607)	(162,528)	(148,344)	(174,810)	(182,642)	(206,066)	(167,523)	(182,722)

Operating income	66,501	49,278	37,249	53,458	61,962	59,328	47,797	75,912	46,363	80,386
Interest and other expense, net	(46,726)	(25,088)	9,987	(4,442)	(72,999)	(16,213)	(106,848)	(9,523)	(40,030)	(25,341)

Income (loss) from continuing operations before income tax expense	19,775	24,190	47,236	49,016	(11,037)	43,115	(59,051)	66,389	6,333	55,045
Income tax credit (expense)	(4,222)	(5,308)	(10,546)	(12,566)	4,069	(16,735)	32,231	(45,062)	(1,880)	(13,414)

Net income (loss) from continuing operations	15,553	18,882	36,690	36,450	(6,968)	26,380	(26,820)	21,327	4,453	41,631
Net income of discontinued operations	3,472	3,055	3,520	(840)	3,405	2,801	2,380	—	—	—
Gain on disposal of discontinued operations	—	—	—	—	—	—	229,707	(26)	—	—

Net income (loss)	$19,025	$21,937	$40,210	$35,610	$(3,563)	$29,181	$205,267	$21,301	$4,453	41,631

Liquidity and capital resources

Current financial condition

As of December 31, 2011 and June 30, 2011, we had cash and cash equivalents of $57.6 million and $44.5 million, respectively.

As of December 31, 2011, we had undrawn capacity of $75 million under our revolving credit facility, and our outstanding debt was as follows:

(in thousands)	December 31, 2011
Term loan A	$228,335
Term loan B	794,000
Revolving credit facility	—

Total outstanding debt	$1,022,335

The expected debt repayment schedule is:

(in thousands)	Estimated as of December 31, 2011
To be repaid during the remainder of year ending June 30, 2012	9,931
To be repaid during year ending June 30, 2013	22,827
To be repaid during year ending June 30, 2014	31,723
To be repaid during year ending June 30, 2015	31,723
To be repaid during year ending June 30, 2016	61,377
To be repaid thereafter	864,754

1,022,335

In connection with the refinancing, we entered into new bank facilities (“the Credit Agreement”) on March 10, 2011, consisting of a €183 million term loan A, an $800 million term loan B and a $75 million multi-currency revolving credit facility. Substantially all of our assets are pledged as security for the borrowings under the Credit Agreement.

Term loan A is denominated in euros and is repayable in quarterly installments through March 10, 2017. Term loan B is denominated in US dollars and is repayable in quarterly installments through March 10, 2018. We borrowed $58.2 million of our new $75 million multi-currency revolving credit facility immediately upon completion of the refinancing, and no amounts were outstanding as of December 31, 2011. Drawings, repayments and interest periods under the revolving credit facility can be determined by the Company within customary parameters. The final maturity date of the revolving credit facility is March 10, 2017.

Borrowings under our revolving credit facility and our term loan A bear interest at a rate per annum between LIBOR plus 2.75% and LIBOR plus 3.50%, based upon the total leverage ratio in effect at the end of the most recent fiscal quarter for which specified financial statements have been delivered. Borrowings under our term loan B bear interest at a rate per annum, at our option, between LIBOR plus 2.75% and LIBOR plus 3.00%, if we choose to make LIBOR borrowings, or between the agent bank’s base rate plus 1.75% and the agent bank’s base rate plus 2.00%, if we choose to make base rate borrowings, in each case based upon the total leverage ratio in effect at the end of the most recent fiscal quarter for which specified financial statements have been delivered. In addition, we must pay a commitment fee on the daily unused portion of our revolving credit facility of 0.50% to 0.75%, based upon the total leverage ratio in effect at the end of the most recent fiscal quarter for which specified financial statements have been delivered. Interest is payable in cash on a quarterly basis, and the interest rate as of December 31, 2011 was (i) 4.91% for term loan A and (ii) 4.00% for term loan B. We have hedged part of our exposure to variable interest rates by the use of interest rate swaps. See further discussion under “Quantitative and Qualitative Disclosures about Market Risk,” below.

The Credit Agreement contains maintenance covenants that require us to comply with certain financial ratios covering such matters as interest coverage and leverage on a quarterly basis. The Credit Agreement specifies a maximum leverage ratio level and a minimum interest coverage ratio for each quarter starting the quarter ending June 30, 2011 as follows:

Test Period	Total Leverage Ratio	Consolidated Interest Coverage Ratio
June 30, 2011	5.25 to 1.00	2.65 to 1.00
September 30, 2011	5.25 to 1.00	2.65 to 1.00
December 31, 2011	5.25 to 1.00	2.65 to 1.00
March 31, 2012	4.75 to 1.00	3.00 to 1.00
June 30, 2012	4.75 to 1.00	3.00 to 1.00
September 30, 2012	4.50 to 1.00	3.10 to 1.00
December 31, 2012	4.50 to 1.00	3.10 to 1.00
March 31, 2013	4.25 to 1.00	3.30 to 1.00
June 30, 2013	4.25 to 1.00	3.30 to 1.00
September 30, 2013 and thereafter	4.00 to 1.00	3.50 to 1.00

Upon the consummation of this offering, if our pro forma total leverage ratio, after giving effect to this offering and the application of the net proceeds to us therefrom, for the test period last ended prior to date of this offering is less than 3.25 to 1.00 and no penalties or fines are due and owing under the Credit Agreement, then (i) the maximum total leverage ratio test level will adjust to 4.00 to 1.00 and (ii) the minimum consolidated interest coverage ratio test level will adjust to 3.50 to 1.00 for all test periods on and after such date.

The leverage ratio is calculated by dividing our total indebtedness at the end of each quarter by the earnings before interest, tax, amortization and depreciation for the 12 months ending on the last day of the quarter, adjusted for non-recurring and other items specifically defined in the Credit Agreement. The interest coverage ratio is calculated by dividing the same adjusted amount by the net interest expense for the applicable period. As of December 31, 2011, we were in compliance with the above ratios. As of such date, our total leverage ratio was 3.67 to 1.00, below the maximum ratio of 5.25 to 1.00, and our consolidated interest coverage ratio was 5.01 to 1.00, above the minimum ratio of 2.65 to 1.00.

The Credit Agreement also contains customary affirmative and negative covenants, including covenants that impose restrictions on how we can operate the business and make investments or dispositions. Our failure to comply with the covenants set forth in the Credit Agreement would result in an event of default allowing the lenders thereunder to accelerate the outstanding loans and foreclose on the collateral securing the obligations thereunder, as and when provided therein.

The Credit Agreement also provides for mandatory partial prepayment should we, amongst other things, generate cash in excess of certain defined amounts in any fiscal year, but no such additional payments were required in respect of the year ended June 30, 2011. Excess cash generally equates to the sum of cash generated from operations, less cash used in investing activities, less mandatory and voluntary repayments. We are required to repay an amount equal to: (i) 50% of the excess cash, if the leverage ratio at the end of any fiscal year starting the year ending June 2012 is greater than 3.25 to 1.0; (ii) 25% of the excess cash, if the leverage ratio is less than or equal to 3.25 to 1.0 but greater than 2.75 to 1.0; or (iii) none of the excess cash, if the leverage ratio is less than or equal to 2.75 to 1.0. The Company does not believe that any such required payments would have a material adverse effect on its liquidity position.

The principal uses of cash that affect our liquidity position include principal and interest payments on our debt, purchases of smart cards, royalty payments, operational expenditures, capital expenditures and income tax payments. Our principal source of cash from operating activities is receipts from clients.

We continue to invest in technical equipment for use in research and development and in supporting our clients. We have evaluated, and expect to continue to evaluate, possible acquisitions and disposals of certain parts of our business. Such transactions may be material and may involve cash, our securities and/or the assumption of additional indebtedness.

Taking into account our expected operations, our revolving credit facility and our cash balances as of December 31, 2011, as well as our assessment of the risk factors affecting our business, we anticipate that we will have sufficient cash to fund our operating activities, meet our obligations for principal and interest payments on our borrowings and fund planned capital expenditures for at least the next 12 months.

Sources and uses of cash—six months ended December 31, 2011 compared to the six months ended December 31, 2010

A summary of our sources and uses of cash is as follows:

	For the six months ended December 31,
(in thousands)	2011	2010
Net cash flows of operating activities of continuing operations	$27,524	$88,058
Net cash flows of operating activities of discontinued operations	—	8,132

Net cash flows provided by operations	$27,524	$96,190

Net cash flows of investing activities of continuing operations	(10,332)	(11,259)
Net cash flows of investing activities of discontinued operations	—	(422)

Net cash flows of investing activities	$(10,332)	$(11,681)

Net cash flows of financing activities	$(945)	$(22,954)

Net cash inflow	$16,247	$61,555

The decrease in net cash flows from operating activities of continuing operations for the six months ended December 31, 2011 compared to the six months ended December 31, 2010 was due to higher payments related to operating expenses. Employee bonuses in respect of fiscal year 2010 were paid during that year whereas employee bonuses for fiscal year 2011 were paid during the six months ended December 31, 2011. The decrease in net cash outflows from investing activities of continuing operations for the six months ended December 31, 2011 compared to the six months ended December 31, 2010 was due to a net reduction in restricted cash.

Net cash flows from financing activities in the six months ended December 31, 2011 and 2010 comprised:

	For the six months ended December 31,
(in thousands)	2011	2010
Gross borrowings under revolving credit facility	$50,705	$—
Gross repayments under revolving credit facility	(51,055)	—
Scheduled repayments of term loan A and term loan B	(10,306)	—
Other repayments of long-term debt	—	(22,954)
Proceeds from repayment of loans to management	10,037	—
Proceeds from sale of shares	787	—
Cost of shares purchased by employee benefit trust	(1,113)

Net cash flows of financing activities	$(945)	$(22,954)

During the six months ended December 31, 2011, we made gross borrowings under the revolving credit facility of $50.7 million which were repaid during the period. As of December 31, 2011, no amounts were due under the revolving credit facility. During the six months ended December 31, 2011, we also made scheduled repayments under our term loan A and term loan B totaling $10.3 million.

As part of the take-private transaction, we advanced loans of approximately $7.5 million to certain members of the senior management team (including certain of our directors and officers). A further $0.3 million was advanced during the year ended June 30, 2010 and $1.3 million in July 2011. On July 21, 2011, all of the loans together with all accrued interest were repaid. The total of loans plus accrued interest repaid was $10.0 million. Because the loans were advanced to fund purchases of shares in the Company, the repayment of loans and interest has been classified as a financing cash flow.

As of June 30, 2011, an employee benefit trust controlled by us owned 218,495 Series C Shares. During the six months ended December 31, 2011, these shares were sold by the employee benefit trust to one of our executives for cash consideration of $0.8 million. During the six months ended December 31, 2011, the employee benefit trust purchased 3,818 Series B Shares and 70,046 Series C Shares from one of our employees for aggregate consideration of $1.1 million, and these shares were owned by the employee benefit trust as of December 31, 2011.

Sources and uses of cash—year ended June 30, 2011 compared to the year ended June 30, 2010

A summary of our sources and uses of cash is as follows:

	For the year ended June 30,
(in thousands)	2011†	2010†
Net cash flows of operating activities of continuing operations	$129,914	$88,336
Net cash flows of operating activities of discontinued operations	9,946	23,127

Net cash flows provided by operations	$139,860	$111,463

Net cash flows of investing activities of continuing operations	(24,278)	(32,830)
Cash from disposal of discontinued operations	291,831	—
Net cash flows of investing activities of discontinued operations	(457)	(25,514)

Net cash flows of investing activities	$267,096	$(58,344)

Net cash flows of financing activities	(486,426)	(46,531)

Net cash inflow (outflow)	$(79,470)	$6,588

(†)	Fiscal year 2011 included 53 weeks while fiscal year 2010 included 52 weeks.

The increase in net cash flows from operating activities of continuing operations for the year ended June 30, 2011 compared to the year ended June 30, 2010 was due to higher client receipts and lower tax payments, offset in part by higher payments of operating expenses. The decrease in net cash flows from operating activities of discontinued operations was due to higher payments of operating expenses, offset in part by higher client receipts.

The decrease in net cash outflows from investing activities of continuing operations for the year ended June 30, 2011 compared to the year ended June 30, 2010 was due to lower payments for purchases of investments, offset in part by higher payments for property, plant and equipment. For the year ended June 30, 2011, we also received the proceeds from sale of our OpenBet business. The decrease in net cash outflows from investing activities of discontinued operations was due to lower payments for business combinations, offset in part by higher payments for property, plant and equipment.

Net cash flows from financing activities, all of which were attributable to our continuing operations, were materially affected by the refinancing, as follows:

	For the year ended June 30,
(in thousands)	2011†	2010†
Proceeds from long-term debt	$1,110,727	$—
Repayment of long-term debt	(1,569,705)	(46,756)
Costs of raising debt finance	(27,448)	—
Proceeds from other share issuances	—	225

Net cash flows of financing activities	$(486,426)	$(46,531)

(†)	Fiscal year 2011 included 53 weeks while fiscal year 2010 included 52 weeks.

Prior to the refinancing, all of the interest due on the Vendor Loan Note and part of the interest due on our bank debt was settled by the issuance of payment in kind (“PIK”) notes with the same terms as the original debt instruments. All interest due under the Credit Agreement is payable in cash.

Proceeds from long-term debt for the year ended June 30, 2011 comprised the initial drawings under the Credit Agreement, including $58.2 million initially drawn on our revolving credit facility. Repayment of long-term debt for the year ended June 30, 2011 comprised contractual amortization payments under our previous bank facilities, additional repayments due as a consequence of cash generated in the year ended June 30, 2010, repayment of all principal and accumulated PIK notes under our previous bank facilities, repayment of the Vendor Loan Note together with all accumulated PIK notes, plus repayment of $58.2 million of the revolving credit facility that was drawn down at the refinancing. Repayment of long-term debt for the year ended June 30, 2010 comprised contractual amortization payments under our previous bank facilities and additional repayments due as a consequence of cash generated in the year ended June 30, 2009.

Sources and uses of cash—year ended June 30, 2010 versus the year ended June 30, 2009

A summary of our sources and uses of cash is as follows:

	For the year ended June 30,
(in thousands)	2010	2009
Net cash flows of operating activities of continuing operations	$88,336	$99,878
Net cash flows of operating activities of discontinued operations	23,127	7,113

Net cash flows provided by operations	$111,463	$106,991

Net cash flows of investing activities of continuing operations	(32,830)	(14,955)
Net cash flows of investing activities of discontinued operations	(25,514)	(5,005)

Net cash flows of investing activities	(58,344)	(19,960)

Net cash flows of financing activities	$(46,531)	$(671,604)

Net cash inflow (outflow)	$6,588	$(584,573)

The decrease in net cash flows from operating activities of continuing operations was due to higher interest payments and higher payments of operating expenses offset by higher client receipts. The increase in net cash flows from operating activities of discontinued operations was due to higher client receipts, offset in part by higher payments of operating expenses.

The increase in net cash outflows from investing activities of continuing operations was due to higher payments for purchases of investments and higher payments for property, plant and equipment. The increase in net cash outflows from investing activities of discontinued operations was due to higher payments for business combinations.

Net cash flows from financing activities, all of which were attributable to our continuing operations, were materially affected by the take-private transaction, as follows:

	For the year ended June 30,
(in thousands)	2010	2009
Net payments in respect of take-private transaction:
Proceeds from issue of new shares	$—	$926,549
Proceeds from equity awards	—	68,560
Payments to holders of Series A ordinary shares	—	(1,207,715)
Payments to holders of Series B ordinary shares	—	(1,524,528)
Cash expenses paid	—	(95,711)

Net payments in respect of take-private transaction	—	$(1,832,845)
Proceeds from other share issuances	225	1,115
Proceeds from long-term debt	—	1,254,000
Repayments of long-term debt	(46,756)	(50,000)
Costs of raising debt finance	—	(51,551)
Excess tax benefits from employee stock options	—	7,677

Net cash flows of financing activities	$(46,531)	$(671,604)

Proceeds from long-term debt in the year ended June 30, 2009 comprised the draw down on our bank facilities on February 5, 2009. Repayments of long-term debt in the year ended June 30, 2010 comprised contractual amortization payments under the former bank facilities and additional repayments due as a consequence of cash generated in the year ended June 30, 2009. Repayments of long-term debt in the year ended June 30, 2009 represent the purchase by us of $53.5 million (nominal) of our bank borrowings at a discount of $3.4 million.

Off-balance sheet arrangements

We have no off-balance sheet arrangements, as defined in Item 303 of Regulation S-K.

Contractual obligations

We have commitments under certain firm contractual arrangements (“firm commitments”) to make future payments. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. In addition we have obligations to make interest and principal payments under our loan agreements. The following table summarizes our material firm commitments as of June 30, 2011. Excluding scheduled debt repayments and currency movements, such commitments have not materially changed since such date:

	Payments Due by Period
(in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Repayment of long-term debt(1)	$1,060,549	$21,294	$59,204	$102,408	$877,643
Cash interest on long-term debt	264,677	44,869	86,113	79,846	53,849
Interest rate swaps (net settlement)	11,479	2,696	5,816	2,967	—
Forward currency purchase contracts (gross)	230,259	217,558	12,701	—	—
Operating lease obligations	73,860	27,166	31,684	12,580	2,430
Smart card purchase obligations(2)	24,416	24,416	—	—	—
Minimum royalty payments(3)	42,654	20,020	10,651	10,651	1,332
Other long-term obligations reflected on the balance sheet under GAAP(4)	86,646	—	—	—	86,646

Total(5)	$1,794,540	$358,019	$206,169	$208,452	$1,021,900

(1)	Includes current portion.
(2)	Represents the value of open purchase orders placed with vendors as of June 30, 2011.
(3)	In addition to the minimum royalty payments, we may be obliged to make further payments to licensors of intellectual property rights, depending on the number of devices shipped which incorporate licensed technologies.
(4)	Comprising accrued expenses for post-retirement liabilities. The entire obligation has been shown as falling due after more than five years. It is not possible to determine the exact timing of payments under this liability, but amounts payable within five years are not expected to be material.
(5)	We are unable to estimate reliably the timing of future payments related to uncertain tax positions, therefore, $11.7 million of tax liabilities as of June 30, 2011 has been excluded from the table above.

In the normal course of business, we provide, and from time to time make payments in respect of, indemnification agreements of varying scope, including warranties concerning the security of our smart cards, limited product warranties and indemnification of clients against claims of intellectual property infringement made by third parties arising from the use of our solutions or services. Also, we may be subject to liquidated damages in the event of late delivery of goods or services. The nature of these commitments has been considered in determining the revenue and costs recognized in the accompanying consolidated financial statements. Costs are accrued for known warranty and indemnification issues if a loss is probable and can be reasonably estimated. Historically, costs related to these warranties and indemnification agreements have not been significant, but because potential future costs are highly variable, we are unable to estimate the maximum potential impact of these guarantees on our future results of operations.

The nature of our business is such that we may be subject to claims by third parties alleging infringements of various intellectual property rights. We intend to vigorously defend ourselves against any such claims. Where a liability arising from these claims is probable, an accrual is made based on our management’s best estimate. It is not considered that any resulting liability in excess of amounts accrued in our consolidated financial statements as of December 31, 2011 would materially affect our financial position.

Amounts payable by us under certain licensing agreements are subject to audit rights held by the licensor and the terms of such agreements may be open to subjective interpretation. We settle our liabilities under such contracts based on our assessment of the amounts due. However, we may be subject to claims that the amounts paid are incorrect. It is not considered that any resulting liability in excess of amounts accrued in our consolidated financial statements as of June 30, 2011 would materially affect our financial position.

We experience routine litigation in the normal course of our business. We believe that none of our pending litigation will have a material adverse effect on our consolidated financial condition, future results of operations or liquidity.

Our operations are subject to tax in the UK and various overseas jurisdictions and, as a matter of course, we are regularly audited by UK and overseas tax authorities. We believe that we have appropriately accrued for the expected outcome of all pending tax matters and do not currently anticipate that the ultimate resolution of pending tax matters will have a material adverse effect on our consolidated financial condition, future results of operations or liquidity.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). The arrangements under which we supply technologies and services to our clients are complex and require us to make an assessment as to the most appropriate way to recognize revenue in accordance with US GAAP.

An accounting policy is considered to be critical if it is important to our financial condition and results, and if it requires significant judgment and estimates on the part of management in its application. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, our observance of trends in our industry, information provided by our clients and information from other outside sources, as appropriate. Actual results may differ from the judgments under different assumptions or conditions. The development and selection of these critical accounting policies have been determined by our management and the related disclosures have been reviewed with the Audit Committee of the Board of Directors of NDS Group Limited. For a summary of our significant accounting policies, see Note 2 to the accompanying consolidated financial statements.

Revenue Recognition Accounting Policies

We derive revenue from the licensing of software, the sale of smart cards, the provision of maintenance services, the customization of software, systems integration services, the provision of other hardware, and the provision of other services, including consultancy and design. In the discussion below, we refer to these different sources of revenue as “elements.” For presentation purposes, we group together revenue from multiple elements into one of three different revenues streams: software solutions, content and service protection, and integration and services. We earn revenues from the initial supply of a solution and seek to earn incremental revenues as our clients grow their subscriber bases and expand their deployment of our technologies. Such subscriber growth generates ongoing revenues from the sale of additional smart cards, the receipt of additional license fees or royalties as further unique devices are deployed, and the provision of additional support and maintenance services, which are typically charged based on the number of households using technology supplied by us. Over 70% of our revenue in the six months ended December 31, 2011 and in each of the three years in the period ended June 30, 2011 was earned subsequent to the initial supply of a customer solution and the associated software. Revenue from the supply of an initial solution comprises fees for the customization of software and associated design and systems integration services. Subsequent to the supply of an initial solution, we also earn revenue from the supply of additional software elements which provide further features and functions as enhancements to the initial system as well as revenue generated from royalties and maintenance services.

In assessing how to recognize revenue under a particular arrangement, we first make a judgment as to whether the arrangement includes more-than-incidental software elements. If an arrangement contains more-than-incidental software elements, the relevant accounting guidance is contained within Accounting Standards Codification (“ASC”) 985, Software (“ASC 985”), as issued by the Financial Accounting Standards Board (“FASB”). If an arrangement is not within the scope of ASC 985, then the more general guidance contained in ASC 605—Revenue (“ASC 605”) is relevant. Revenue from the licensing and customization of software and from systems integration is accounted for under ASC 985. Revenue from the sale of smart cards and the provision of maintenance services is initially accounted for under ASC 985 if these elements are supplied as part of an initial system. The smart card is a hardware device which provides the platform operator with a means of expanding its usage of the previously-supplied conditional access system by authorizing additional subscribers onto the system. In many instances, revenue from the sale of smart cards and the provision of maintenance services is accounted for under ASC 605 because the sale of these items continue long after the original software has been supplied and are frequently the subject of new, materially amended, or separate contractual arrangements. Revenue from the provision of other hardware, and the provision of other services, including consultancy and design, is typically accounted for under ASC 605 because there are no software deliverables associated with such arrangements.

Multiple Element Arrangements

We are required to consider whether an arrangement contains multiple elements and, if so, to apply the relevant guidance to ascribe a value to each separate element. Additionally, we are required to consider if multiple arrangements should be aggregated and considered as a single arrangement.

In October 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-13, “Multiple Deliverable Revenue Arrangements,” which amended the accounting standards for revenue arrangements with multiple deliverables. This guidance was applied in the year ended June 30, 2011 to contracts entered into or materially modified after June 15, 2010. When a sales arrangement contains multiple elements, such as hardware and software components, licenses and/or services, we allocate revenue to each element based on a selling price hierarchy. The selling price of an element is based on its vendor specific objective evidence (“VSOE”) if available, third party evidence (“TPE”) if VSOE is not available, or estimated selling price (“ESP”) if neither VSOE nor TPE is available. In multiple element arrangements where more-than-incidental software deliverables are included, revenue is allocated to each separate unit of accounting for each of the non-software elements and to the software elements as a group using the relative selling prices of each of the elements in the arrangement based on the aforementioned selling price hierarchy. If the arrangement contains more than one software element, the arrangement consideration allocated to the software elements as a group is then allocated to each software element using the guidance for recognizing software revenue, as amended, which is based on VSOE.

In October 2009, the FASB also issued ASU No. 2009-14, “Certain Revenue Arrangements that Include Software Elements.” ASU No. 2009-14 removed from the scope of software revenue recognition guidance tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality.

For the years ended June 30, 2010 and 2009 and for later periods in respect of contracts entered into before, and not materially modified after, June 15, 2010, we follow the previous guidance for revenue arrangements with multiple deliverables prior to the adoption of ASU No. 2009-13. For a sales arrangement with multiple elements, we allocate revenue to each element based on its relative fair value, or for software, based on VSOE of fair value. In the absence of fair value for a delivered element, we first allocate revenue to the fair value of the undelivered elements and the residual revenue to the delivered elements. Where the fair value for an undelivered element cannot be determined, we defer revenue for all elements until the undelivered elements are delivered or the Company can determine VSOE of fair value for any remaining undelivered elements.

The new accounting guidance is effective for revenue arrangements entered into or materially modified after June 15, 2010. The standards permit prospective or retrospective adoption as well as early adoption, and we chose to adopt the guidance as of the effective date on a prospective basis. The new guidance did not have a material effect on our revenue in the year ended June 30, 2011 because substantially all of our revenue in the year ended June 30, 2011 was derived from contracts entered into prior to, and not materially modified after, June 15, 2010. However, the new guidance could have a material impact on revenues recognizable in future periods.

We evaluate each element in an arrangement to determine whether it represents a separate unit of accounting. An element constitutes a separate unit of accounting when: (i) the delivered element(s) have value to the client on a standalone basis, and (ii) delivery of the undelivered element(s) is probable and substantially in our control. When both criteria are met, revenue is recognized for each element separately in accordance with the relevant guidance.

We have concluded that no element supplied as part of an initial system has standalone value until the system has been accepted. Elements supplied after an initial system has been accepted have standalone value and are treated as units of accounting separate from the initial system. Accordingly, the following scenarios may arise:

•

License and royalty income continues to arise as additional units are deployed by our client and we also provide ongoing maintenance. In this circumstance, the obligations are set out in the initial contract. The items are treated as separate units of accounting because once the initial system has been accepted we have VSOE of fair value for maintenance. License and royalty income is only recognized when the amounts become fixed or determinable.

•	We provide smart cards and maintenance under a single arrangement. In this circumstance, we apply the residual method to defer an amount of revenue equal to the VSOE of fair value of future smart card delivery obligations and recognize such revenue when the smart cards are delivered. The residual amount is attributed to maintenance and is recognized over the term of the arrangement once it has become fixed or determinable. No example of this type of arrangement was entered into or materially modified after June 15, 2010.

•

We provide additional smart cards as demanded by the client. These are covered by a separate purchase order and do not contain other delivery obligations but may generate incremental royalty revenue as well as smart card revenue. At this stage the smart cards have value to the client on a standalone basis and accordingly, the obligations are considered to be standalone deliverables with revenue recognized when the smart cards are delivered or when the fee becomes fixed or determinable, whichever is later.

•

We provide additional software elements which may involve additional systems integration. These obligations are documented in separate contracts or change requests. Because we do not have VSOE of fair value of individual software elements or the associated systems integration, revenue is deferred and only recognized when all the software elements have been accepted.

In summary, our main revenue elements are recognized and grouped together within our different revenue streams as follows:

Revenue Recognized
Element	Included within revenue stream	For items arising prior to initial system acceptance	For items arising subsequent to initial system acceptance
Licenses and royalties	— Software solutions — Content and service protection	On initial system acceptance(1)	When the fee is fixed or determinable

Smart cards	— Content and service protection	On initial system acceptance(1)	The later of: — Delivery; or — When the fee is fixed or determinable

Software customization	— Software solutions — Content and service protection	On initial system acceptance(2)	On acceptance(2)

System integration	— Software solutions — Content and service protection — Integration and services	On initial system acceptance(1) (2)	On acceptance of the related software(2)

Maintenance	— Software solutions — Content and service protection — Integration and services	On initial system acceptance(1)	Over term of arrangement, subject to amount being fixed or determinable

Consultancy and design	— Integration and services	N/A	Over term of arrangement

Hardware	— Software solutions — Content and service protection	On initial system acceptance(1) (3)	On delivery

(1)	Amounts are deferred until initial system acceptance because they are combined with commitments for software customization and system integration services, for which no VSOE of fair value is available.
(2)	If customization occurs over an extended period of time and costs and sales price can be reliably estimated, then revenue is recognized using the percentage-of-completion method.
(3)	Or on delivery if hardware element falls within ASU No. 2009-14.

A more detailed explanation of how we apply the revenue recognition guidance to separate elements is as follows:

Licenses and royalties—License and royalty income arising prior to acceptance of an initial system or prior to the delivery of all software elements is deferred until the system has been accepted and all software elements have been delivered because it is not possible to determine the VSOE of fair value of any undelivered software elements. License and royalty income continues to arise after the system solution software has been delivered as further devices are deployed by the client to its subscribers. Such revenue is recognized when it is fixed or determinable, which is typically when we receive reports from the platform operator or the set-top box manufacturer of the number of units manufactured or deployed. Where license fees and royalties include an element of post-contract support, the revenue is recorded over the term of the license, limited to the extent that cash amounts due under the contract are received.

Smart cards—We sell smart cards, which are a hardware component essential for the client to be able to use software components of a conditional access system. Small volumes of smart cards may be supplied before the software components have been accepted by the client. Because smart cards supplied as part of an initial system, or prior to acceptance of an initial system, have no standalone value until the system is complete, they are not identifiable as a separate unit of accounting until after the system is complete. Accordingly, revenue is deferred until the system has been accepted and all software elements delivered. Subsequent to the delivery and acceptance of the initial software components, we generate revenue from the ongoing sale of smart cards under separate agreements. Revenue derived from sales of smart cards is recognized upon delivery of the smart cards in accordance with contractual terms and when the fee is fixed or determinable. In instances where the amount charged to the client is dependent upon the number of smart cards in use in a particular period, the fee may only become fixed or determinable once the necessary reports have been received from the platform operator. Such arrangements generate an on-going monthly revenue stream, are frequently bundled with maintenance services, and may result in no revenue being recognized when the smart cards are delivered.

Software customization—Most of the arrangements under which we supply software require software components to be customized and integrated. Arrangements that involve customization of our software components are accounted for as long-term contracts. Revenue is generally deferred until all elements have been delivered or until we have VSOE of fair value of the undelivered elements. For arrangements that involve customization of our software components to form a complete system over an extended period of time, we generally recognize revenue using the percentage-of-completion method based on the percentage of costs incurred to date compared to the total estimated costs to complete the contract. When revenues or costs associated with such contracts cannot be reliably estimated or the contract contains other inherent uncertainties, revenues are deferred until the project is complete and client acceptance is obtained. When current estimates of total contract revenue and contract costs indicate a contract loss, the loss is recognized in the period it becomes evident.

Services—We perform various services including systems integration, maintenance, and consultancy and design. Systems integration services are essential to the functionality of software elements and are accounted for in a manner consistent with that followed for the associated software because it is typically not possible to treat the software and the integration service as separate units of accounting. Revenue from software maintenance is recognized over the period that these services are delivered. In some instances, the maintenance of security includes a requirement to replace a population of smart cards with a supply of “changeover cards” which is considered a separate unit of accounting. In such instances, an amount of the maintenance income is deferred and is recognized when the changeover cards are delivered. The amount of such maintenance revenue to be deferred is based on the VSOE of the fair value of the undelivered future changeover cards. No such arrangements were entered into, or materially modified, after June 15, 2010. All other services are accounted for under general revenue recognition guidelines. For fixed fee arrangements, revenue for services is generally recognized ratably over the contract term. For service arrangements priced on a time and materials basis, revenue is recognized monthly as earned.

Other hardware—We may supply other hardware components as part of the delivery of the software system. In situations where this aids the efficiency of systems integration and software development and testing, the hardware components are considered to be a means of delivery of software components and not separable deliverables in their own right. In such circumstances, the revenue from hardware is deferred until the associated software revenue is recognized. Following the adoption of ASU No. 2009-14, where hardware is supplied other than as a means of delivering the software, and where it can be treated as a separate unit of accounting, revenue is recognized upon delivery. Such arrangements typically have no undelivered elements after delivery has occurred. The adoption of ASU No. 2009-14 did not have a material effect on our revenue in the fiscal year ended June 30, 2011 because substantially all of our revenue in the year ended June 30, 2011 was derived from contracts entered into prior to, and not materially modified after, June 15, 2010. However, the new guidance could have a material impact on revenues recognizable in future periods.

Use of estimates

The preparation of our consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and accompanying disclosures. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from the estimates.

Capitalization of costs

Where we incur costs in the development of software to be sold, we are required to capitalize such costs in accordance with ASC 985-20—Costs of Software to Be Sold, Leased, or Marketed. The guidance lays out detailed criteria to be assessed in determining when costs should be capitalized, principally that costs should only be capitalized once technical feasibility has been established. We are required to exercise judgment to determine whether technical feasibility has in fact been established. The nature of our development projects for clients on which we worked in the periods through June 30, 2011 was such that the costs generally do not satisfy the criteria to be capitalized under ASC 985-20. During the six months ended December 31, 2011 we capitalized development costs of $6.7 million.

Goodwill and other intangible assets

We have significant intangible assets, primarily intellectual property rights and goodwill arising from business combinations. We account for business combinations under the purchase method of accounting. The total cost of acquisitions is allocated to the underlying net assets acquired, based on their respective estimated fair market values. Goodwill is recorded as the difference between the cost of acquiring an entity and the estimated fair market values assigned to its tangible and identifiable intangible net assets at the date of acquisition. On July 1, 2009, we adopted the provisions of ASC 805, Business Combinations (“ASC 805”), which significantly changes accounting guidance for business combinations on a prospective basis in a number of areas, including the treatment of contingent consideration, pre-acquisition contingencies, transaction costs, and restructuring costs. Determining the fair market value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates, asset lives and market multiples. The assessment of fair value for goodwill and purchased intangible assets is based on factors that market participants would use in an orderly transaction in accordance with the new accounting guidance for the fair value measurement of non-financial assets. Goodwill is subject to an annual impairment test (or more often if circumstances dictate) which we perform in the fourth quarter of our fiscal year. Definite-lived intangible assets are amortized over their expected useful lives and the remaining useful life is re-assessed from time to time. Definite-lived intangible assets are subject to an impairment test when indicators of impairment exist. If we identify an impairment in the value of goodwill or other intangible assets, we record an impairment charge in the period in which it is identified. The judgments made in determining the estimated fair market value assigned to each class of intangible assets acquired, as well as their useful lives and any potential impairment, can significantly impact our operating income.

Litigation, indemnity and intellectual property claims

Certain of our clients and other third parties have from time to time made allegations and/or filed claims against us or made claims under indemnities provided in our contracts. The existence of these matters require us to make estimates of the likely outcome of the actions or potential claims and to make a cost accrual for any liabilities where it is probable that we will make a settlement or be subject to an adverse court ruling. The judgments made in assessing the amount, if any, of cost accruals required can significantly impact our operating income.

Income taxes

Our operations are subject to tax in the UK and various overseas jurisdictions. Estimating income tax liabilities and the recoverability of deferred tax assets requires us to make estimates of the outcome of pending tax matters as well as the positions to be taken in the tax returns to be filed in respect of the year ending June 30, 2011. Our effective tax rates differ from the statutory rate, primarily due to losses against which a valuation reserve has been established, the tax impact of foreign operations, research and development tax credits, tax audit settlements and transfer pricing adjustments.

We adjust our reserves based upon any changes in facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. Judgment is also required in determining if a valuation allowance should be recorded against deferred tax assets. Should we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

Our provision for income taxes is subject to volatility and could be adversely impacted by earnings being lower than anticipated and any pending matters with the relevant tax authorities. Certain matters are the subject of ongoing discussions with the relevant tax authorities. Based upon our assessment of those ongoing discussions, we believe that we have appropriately accrued for the expected outcome of all pending tax matters and we do not currently anticipate that the ultimate resolution of pending tax matters will have a material adverse effect on our consolidated financial position, future results of operations or liquidity.

Inventory

We hold inventory of smart cards and their components in anticipation of demand from our clients. Because smart cards supplied to different pay-TV platform operators are unique or contain unique features, particular types of smart cards held in inventory may not be useable by other clients. The lead times for smart card procurement are frequently much longer than the period covered by firm order commitments from our clients. Accordingly, we may have to make inventory purchases in anticipation of client orders that may never be received and we may purchase inventory some months in advance of smart cards being supplied to our clients. We assess the need for inventory reserves as of each balance sheet date based on anticipated client demand. A shortfall in future demand compared with our expectations could materially affect our future results of operations.

Hedging instruments

We hold derivative financial instruments to act as a partial hedge against the effect on future cash flows of changes in foreign exchange rates and interest rates. Accounting guidance for such instruments is particularly complex, especially when determining whether hedge accounting is appropriate or can be continued. We have to make periodic assessments as to whether hedges have been, and are expected to continue to remain, effective. Additionally, we are required to make assessments of the fair value of the financial instruments using well-established, but complex, valuation techniques. Each of our hedging instruments is characterized as a Level 2 security and is valued using observable market data, being published rates. Given the relative reliability of the inputs we use to value our hedging instruments, we do not believe that the nature of estimates and assumptions affected by levels of subjectivity and judgment is material to the valuation of our instruments. However, any changes in our assessments of factors surrounding these financial instruments, including their value, could materially affect our future results of operations.

Equity-based compensation

We have issued equity-based awards to certain of our directors, officers and employees. Under ASC 718, Compensation—Stock Compensation (“ASC 718”), we are required to determine the grant date fair value of such awards.

NDS Group Limited’s Articles of Association adopted at the time of the take-private transaction include a mechanism to attribute value to the various classes of its share capital based upon the valuation of NDS at an “exit event,” which will include this offering (“the waterfall calculation”). The waterfall calculation is a methodology whereby the implied equity value of NDS as of the date of an exit event is shared between the various classes of share capital. The waterfall calculation will be used to determine the number of Series B Shares (or options over Series B Shares) into which the Series C Shares and the Series D Shares underlying outstanding options of NDS Group Limited will be redesignated in connection with the Reorganization. The Series B Shares (or options over Series B Shares), including those resulting from the redesignation, will be exchanged for common shares (or options over common shares) of NDS Group Holdings Limited in the Reorganization. In the context of an initial public offering, the implied equity value of NDS would be calculated as the total number of common shares in NDS Group Holdings Limited, after giving effect to the offering and the Reorganization, multiplied by the initial public offering price. Please refer to “Corporate Formation and Reorganization—Our Reorganization” for a more complete description of the waterfall calculation and the Reorganization. An exit event could also include a private sale of some or all of the shares held by NDS Holdco or the Nuclobel Entities to an unrelated third party or a winding up or dissolution of NDS Group Limited. In such a situation the implied equity value of the Company and the waterfall calculation would also be used to attribute value to each class of shares.

Share purchases

Since the take-private transaction, certain of our directors and officers have acquired Series B Shares and Series C Shares. The Series B Shares held by directors and officers and the Series C Shares are non-voting. The fair value of the ordinary shares issued to our directors, officers and employees was determined by applying the principles of the waterfall calculation to the equity value of the Company estimated as of the date of each award using generally accepted valuation methodologies as described more fully below. No equity compensation cost arises in respect of these awards because we determined the price paid for the shares was not less than the fair value of those shares, estimated as of the date of purchase.

Share options

Share options granted since February 5, 2009 have been only in respect of our Series D Shares and have been made under the NDS Group Limited 2009 Share Option Plan (described in “Management—Share Incentive Plan”). The Series D Shares are non-voting. Options have been awarded to certain employees and to one director of NDS Group Limited. The share options granted subsequent to the take-private transaction are not exercisable unless and until there is an exit event (subject to a vesting rate condition of 25% on each anniversary of the award). We use the Black-Scholes option-pricing model to value share options. This model requires us to make estimates of the fair value of the underlying shares and expected volatility as well as assumptions as to expected option life. We are required to record an equity-based compensation expense with respect to vested options when an exit event is considered probable. For all periods from February 5, 2009 through December 31, 2011, no expense has been recorded for equity-based compensation because we have considered that an exit event cannot be considered to be probable. Unrecognized expense as of December 31, 2011 amounted to $18.3 million. Upon consummation of this offering, a compensation expense will be recorded for those awards that are vested.

For purposes of estimating the fair value of each option using the Black-Scholes option-pricing method, we used the following assumptions for the periods presented:

	Awarded in the year ended June 30,
	2012(1)	2011	2010	2009
Expected life of share option	2.6 years	2.5 years	3.6 years	3.9 years
Assumed dividend yield	N/A	N/A	N/A	N/A
Expected share price volatility	39%	40%	35%	35%
Risk-free interest rate	0.3%	1.0%	1.5%	1.7%

(1)	Through February 12, 2012

The expected life of the options was based on a probability-weighted assumption as to the timing of an exit event and assuming that options would be exercised at the earlier of the exit event and time-based vesting. The dividend yield was nil because the Company does not expect to pay any dividends for the foreseeable future. The expected share price volatility was derived from the share price of the Company when it was a public company, measured over a period equivalent to the expected life of the options to December 31, 2008, being approximately the date at which an active market in NDS’ traded shares effectively ceased in connection with the take-private transaction. This measure of volatility is not significantly different from the volatility in the share price of comparable companies, measured historically for periods equivalent to the expected lives of the awards to the date of the award. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The risk-free interest rate was based on the implied yield of US Treasury bonds of terms equivalent to the expected life of each option award, measured as of the date of each award. The fair value of the Series D Shares was estimated by applying the principles of the waterfall calculation to an estimated equity value of the Company measured as of each grant date using generally accepted valuation methodologies, as more fully described below.

If any of the assumptions used in the Black-Scholes model changes significantly, stock-based compensation expense for future awards may differ materially compared with the awards previously granted. Similarly, had we used different assumptions from those noted above for the periods presented, unrecognized expense may have been materially different.

Fair Value of Ordinary Shares

The fair value of our ordinary shares for financial reporting purposes can be estimated by applying the principles of the waterfall calculation to an estimate of the Company’s total equity value at any given point in time. The estimated total equity value can be determined by estimating the Company’s enterprise value, adjusted for net debt, including the proceeds to be received from exercise of share options. Because our ordinary shares were not publicly traded during the periods presented, we considered numerous objective and subjective factors in valuing our different classes of ordinary shares as at each valuation date in accordance with the guidance in the American Institute of Certified Public Accountants Practice Aid Valuation of Privately-Held Company Equity Securities Issued as Compensation, as more fully described below. We believe that we have used reasonable methodologies, approaches and assumptions in assessing and determining the fair value of our different classes of ordinary shares for financial reporting purposes.

We estimated the equity value of the Company by applying the income (or discounted cash flow) approach valuation methodology. This was validated against prospective valuation multiples and by reference to option pricing techniques, adopting the Monte Carlo simulation model.

The key steps of the income approach are as follows:

1.	Estimation of the total expected proceeds for an exit event distributable to all classes of ordinary shares.

2.	Allocation of the expected proceeds to repayment of long-term debt and then to all classes of ordinary shares, the latter being based on the distribution waterfall.

3.	Estimation of the present value of the expected distributions to the various classes of ordinary shares, adopting individual discount rates derived from the estimated cost of equity for the various classes of ordinary shares.

4.	Consideration of discounts for lack of control and lack of marketability.

Step 1: Expected proceeds—In estimating the expected proceeds for a given exit date scenario, we applied a discounted cash flow methodology to estimate the enterprise value of the Company at the corresponding future point in time, based on the latest budget and four-year plan. For each given exit scenario, we discounted all future cash flows from that point in time. We then made the following adjustments to the gross expected proceeds to estimate the equity value: We first deducted estimated transaction costs, to account for the cost of realizing the investment. We then deducted the forecasted net debt implied by the budget and four-year plan, having regard to the repayment terms of our long-term debt. As the exit event was expected to take place by way of an initial public offering, we further reduced the equity value to reflect the discount typically required in order to sell shares in such an offering.

In making assumptions regarding the expected date of an exit event, we generally assumed that an exit event became more likely as we moved away from the take-private transaction, and our assumption was further impacted by a potential transaction considered, but not completed, in late 2010. As we moved forward with plans to consider an initial public offering, we revised our assumptions for the later awards to assume that a transaction would either occur in the near term or would be delayed significantly. We made the following assumptions regarding a potential exit date: 2012 through 2015 for the fiscal 2009 awards; 2012 through 2014 for the fiscal 2010 awards; 2011 through 2013 for the fiscal 2011 awards; and 2011 through 2015 for the fiscal 2012 awards.

Step 2: Allocation of expected proceeds—This applies the principles of the waterfall calculation to allocate the expected proceeds amongst the various classes of ordinary shares according to their contractual rights.

Step 3: Present value of returns—After determining the future payout to each class of ordinary shares, we then discounted these amounts at their respective costs of equity to determine the present value of the expected payouts, using a discount rate reflecting the risks attributable to each different class of ordinary share. We made the following assumptions regarding discount rate:

Class of ordinary shares
	Series B	Series C	Series D
Discount Rate
Fiscal 2009 Awards	12% – 23%	36% – 44%	17% – 27%
Fiscal 2010 Awards	11% – 12%	40% – 43%	14% – 21%
Fiscal 2011 Awards	N/A	N/A	14% – 21%
Fiscal 2012 Awards (through February 12, 2012)	11% – 12%	23% – 24%	14% – 18%

Step 4: Application of discounts for lack of control and lack of marketability—As each of the classes of ordinary shares issued or options over ordinary shares awarded to directors, officers and employees are illiquid minority shareholdings in the Company with no voting rights, we considered the application of discounts for lack of control and lack of marketability to derive the fair value of each class of ordinary shares that were the subject of purchases or awards. In determining the potential discount for lack of control, we gave primary consideration to the structure and economics of the take-private transaction and the resulting disadvantages to minority shareholders. The fair value of the Series B Shares and the Series C Shares included a discount for lack of marketability. In determining the fair value of Series D Shares, no adjustment was made for the lack of marketability since the options themselves would only be exercisable at an exit event, at which time the underlying shares would be marketable.

As a cross check to the expected proceeds calculated in Step 1, we also applied the market comparable approach to estimate the fair value of the Company. Under this approach, we considered the enterprise value / EBITDA multiples implied by the forecast exit enterprise values (taken as a proxy for gross expected proceeds) by comparison to the entry multiple for the take-private transaction and the expected returns for similar private equity transactions. For the fiscal 2010 awards, we also compared the equity value of the Company with an implied valuation based on a transaction that was being discussed during the fall of 2010 but which was not completed.

In addition, we also considered option pricing methodology as a way of validating the results of the income approach. Although Series C Shares are not options in the share capital, they effectively constitute a right to participate in the future growth in the enterprise value of the Company (the underlying asset) after all Series B Shares receive a specified return, as set out in the waterfall. As a result, the value of the Series C Shares is potentially volatile in nature. In effect, any movement in the enterprise value of the Company will translate into a more significant movement in the value of the Series C Shares than in other series. The commonly accepted method to value options, the Black Scholes model, cannot be used to value the Series C Shares because it lacks the versatility to consider the varying levels of the payout to the different classes of ordinary shares, the transaction costs and the initial public offering discounts, all of which are a function of the projected level of enterprise value and which also then impact the value of the Series C Shares. To reflect these variables we have adopted a Monte Carlo simulation model for the purpose of cross checking the value of the Series C Shares under the income approach. In addition, the model also produces a cross check for valuation of the Series B Shares. The Monte Carlo simulation model uses the main assumptions and equations behind the Black Scholes model, but it is a more flexible option valuation tool which allows us to consider the dynamic relationship between the Company’s enterprise value, the transaction costs, the level of IPO discount and the quantum of the payouts to the various classes of ordinary shares.

None of these comparisons and cross-checks was materially different from the implied value resulting from the income approach outlined above. In addition, when estimating the total equity value as provided under the above valuation methodologies, we also considered other factors, such as business developments, including the abandoned transaction considered in late 2010; expected changes in our business; market conditions affecting our industry; and our performance compared to that of public companies that we consider comparable in terms of size, service offering and maturity. There is inherent uncertainty in the assumptions used in estimating total equity value.

Fiscal 2009 awards

In connection with the take-private transaction, certain directors and officers purchased 212,140 Series B Shares at a price of $63.00 per share and 2,183,980 Series C Shares at a price of $2.40 per share. As a result of the factors described above, we concluded that the price paid was not less than the fair value of the shares. On April 30, 2009, we granted options to purchase 2,871,250 Series D Shares. We estimated that the fair value of the Series D Shares at that time was $4.85 per share, based on the factors described above. This was used as an input to the Black-Scholes model which together with the other assumptions gave an estimated grant date fair value of options awarded of $0.99 per share option.

Fiscal 2010 awards

On December 23, 2009, an officer purchased 5,400 Series B Shares at a price of $63.00 per share and 93,500 Series C Shares at a price of $2.40 per share. As a result of the factors described above, we concluded that the price paid was not less than the fair value of the shares. On February 5, 2010, we granted options to purchase 3,759,210 Series D Shares. We estimated that the fair value of the Series D Shares at that time was $7.15 per share, based on the factors described above. This was used as an input to the Black-Scholes model which together with the other assumptions gave an estimated grant date fair value of the options awarded of $2.35 per share option. The increase in fair value compared with the fiscal 2009 award was primarily due to changes in the estimated enterprise value reflecting growth in the business and changes in the discount rate.

Fiscal 2011 awards

On February 5, 2011, we granted options to purchase 2,437,600 Series D Shares and on July 2, 2011 we granted options to purchase 155,000 Series D Shares. We estimated that the weighted average fair value of the Series D Shares at that time was $8.29 per share, based on the factors described above. This was used as an input to the Black-Scholes model which together with the other assumptions gave an estimated weighted average grant date fair value of the options awarded of $2.98 per share option. The increase in fair value compared with the fiscal 2010 award was primarily due to changes in the estimated enterprise value reflecting growth in the business and the fact that an exit event was considered to be more imminent.

Fiscal 2012 awards (through February 12, 2012)

On July 15, 2011, a director purchased 20,000 Series B Shares at a price of $67.00 per share and 218,495 Series C Shares at a price of $3.60 per share. As a result of the factors described above, we concluded that the price paid was not less than the fair value of the shares. On August 25, 2011, we granted options to purchase 125,000 Series D Shares. We estimated that the fair value of the Series D Shares at that time was $7.50 per share, based on the factors described above. This was used as an input to the Black-Scholes model which together with the other assumptions gave an estimated grant date fair value of the options awarded of $1.80 per share option. The decrease in fair value compared with the fiscal 2011 award was primarily due to market depreciation in the period in which the options were granted as well as the fact that options were awarded to a director who would be restricted in his ability to sell the underlying shares.

Based upon the assumed initial public offering price of $             per share, the mid-point of the price range set forth on the cover page of this prospectus, the aggregate intrinsic values of vested and unvested options to purchase Series D Shares outstanding as of                     , 2011 were approximately $             million and $             million, respectively.

Earnings per share

We have multiple classes of share capital, each with different rights. In determining our earnings per share, we are required to make a judgment as to how much of our net income or net loss in each period should be attributed to each class of shares. An explanation of the methodology followed in making that assessment is given in Note 4 to the accompanying consolidated financial statements.

Upon completion of the Reorganization, it is expected that NDS Group Holdings Limited will have a single class of common shares. As of the date hereof it is not possible to determine the relationship between the historic earnings per share of NDS Group Limited and any pro-forma earnings per common share of NDS Group Holdings Limited.

Recent accounting pronouncements

For a summary of other recent accounting pronouncements, see Note 2 to our consolidated financial statements.

The FASB is discussing potential new accounting pronouncements which, if finalized in the form currently being proposed, could potentially materially affect how we report revenues and how we account for properties that we occupy under operating leases.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to foreign exchange risks, interest rate risks, credit risks and liquidity risks arising from financial instruments and operational factors. Certain of these risks are hedged as further described below.

Foreign currency risk

A risk inherent in international operations is the exposure to fluctuations in currency exchange rates. In the six months ended December 31, 2011 and the fiscal year ended June 30, 2011, approximately 35% and 36% of our revenue, respectively, and approximately 71% and 70% of our operating expenses, respectively, were denominated in currencies other than the US dollar. Additionally, as of December 31, 2011, approximately 22% of our long-term debt was denominated in euros.

To mitigate the risks associated with the reported value of future cash flows, we have entered into forward currency purchase contracts to fix the rate at which we can purchase, in exchange for US dollars, substantially all of our cash requirements in Israeli shekels through June 2013 and Indian Rupees through December 2012. These forward currency contracts fail to meet the technical requirements that would permit them to be designated as hedge arrangements under ASC 815, Derivatives and Hedging. The notional value of contracts existing as of December 31, 2011 was $322.5 million.

We have operating assets including cash, accounts receivable, accounts payable and accrued expenses denominated in a variety of currencies, some of which are held by our overseas entities. We have no hedges in respect of our net investment in foreign operations. We expect to remit excess retained earnings of foreign subsidiaries to the extent that such retained earnings are not permanently reinvested and where remittance is advantageous for business operations, tax or cash management reasons. We generally convert such amounts into US dollars upon receipt.

We had non-US dollar borrowings of €176.1 million as of December 31, 2011. We denominated part of our borrowings in euros to mitigate the currency exchange risk associated with future cash flows and the measurement of key covenant ratios associated with our obligations under our new facilities. We consider that we have a “natural” hedge over the long term. However we are exposed to short term fluctuations in the value of our euro-denominated borrowings. We estimate that a 10% change in the value of the euro against the US dollar would change the value of our euro-denominated borrowings by approximately $23 million, and that such a change would be recorded within other comprehensive income.

Interest rate risk

Following the refinancing in March 2011, our borrowings bear interest at a margin over floating rates. We pay interest quarterly and therefore our interest expense is exposed to changes in three-month market interest rates.

In order to achieve a greater degree of certainty over our future interest payment obligations, we have entered into a series of interest rate swaps that we have designated as cash flow hedging instruments under ASC 815, Derivatives and Hedging. These pay fixed-receive variable interest rate swaps cover approximately 55% of the amortized principal amount of our term loan borrowings for the period through March 2015. The notional values of these interest rate swap contracts existing as of December 31, 2011 were $435.1 million related to the US Dollar denominated loans and €96.3 million related to the euro denominated loans.

We estimate that the effect of a change of 100 basis points in three-month market interest rates would change our annual interest expense (in respect of the un-hedged portion of our borrowings) by approximately $5 million, all of which would be recorded within our consolidated statement of operations.

Credit risk

We extend customary trade credit to our clients and therefore we are exposed to credit risk. As of December 31, 2011, 48% of gross accounts receivable were due from four clients. Five clients together comprised 40% of gross accounts receivable as of June 30, 2011. No other client individually comprised more than 5% of gross accounts receivable as of either December 31, 2011 or June 30, 2011. Our history of bad debt expense and impairment of accounts receivable has not been material. Credit risk is assessed when making judgments concerning revenue recognition.

The credit risk associated with our forward currency purchase contracts and interest swap agreements is mitigated by using counter-parties with appropriate credit ratings. As of December 31, 2011, we did not anticipate any non-performance by counterparties.

Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. These deposits may be redeemed upon demand or have original terms of up to three months. They are maintained with financial institutions of reputable credit and therefore bear minimal credit risk.

Liquidity risk

We hold substantially all of our cash and cash equivalents in on-demand accounts or on deposit of terms of up to three months so as to mitigate its liquidity risk. We can also draw on our revolving credit facility on one business day’s notice for US dollar borrowings or on three business days’ notice for other currencies, subject to the aggregate borrowing limit of $75.0 million.

Market price risk

There is no material difference between the carrying amounts and fair value of our financial instruments. We neither hold nor issue financial instruments for trading purposes. We have no fair value hedges.

BUSINESS

Overview

We are a leading global provider of end-to-end software solutions to the pay-television industry. We supply pay-TV operators with core software systems that enable them to deliver a differentiated viewing experience to their subscribers anytime, anywhere and on any device while ensuring that only paying viewers receive content. Based on market share information derived from 2011 Screen Digest data, over one-third of the world’s digital pay-TV households rely on our technologies to discover, navigate or interact with content.

Our clients include many of the largest cable, satellite and broadband pay-TV operators, including Astro, Bharti, Bouygues Telecom, BSkyB, Canal Plus, CCTV, Cox, DIRECTV, Kabel Deutschland, Sky Deutschland, SKY Italia, TataSky, UPC (a unit of Liberty Global) and Vodafone. We believe we are the partner of choice to the world’s leading pay-TV operators due to our sophisticated software solutions, our end-to-end capabilities, our proven security track record and our ability to deliver complex integration services.

We provide the entire suite of core pay-TV software. Our ability to integrate any combination of our software technologies as well as those of third parties within our clients’ systems enables us to provide a complete solution. The key software technologies in our end-to-end solutions include:

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Middleware. Our middleware software, similar to an operating system, enables operation of set-top boxes and delivery of content over both broadcast and broadband networks as well as OTT to broadband connected set-top boxes.

•	Digital Video Recorder Software. Our DVR software enables pay-TV subscribers to record content as well as pause and rewind “live” TV.

•	Electronic Program Guide. Our EPG software families allow subscribers to easily and intuitively discover, navigate and interact with content and features provided by the platform operator.

•	Conditional Access and Digital Rights Management. These technologies ensure that only paying subscribers can access content.

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Unified Headend Systems. These software systems ensure that the right content, accompanied by the appropriate data describing the content, is delivered to the subscriber anytime, anywhere and on any device.

We believe we are a market leader in middleware (approximately 214 million total units deployed and approximately 22% global market share of active units), DVR software (approximately 47 million total units deployed and approximately 40% global market share of active units) and conditional access (approximately 125 million households representing approximately 28% global market share based on households served), based on market information derived from 2011 Screen Digest data.

Since our inception in 1988, we have emphasized continuous investment in T&D to drive innovation in our industry and the development of new and improved offerings for our clients. We have invested over $1 billion in T&D since December 2008. Our technological leadership and considerable innovation advantage are demonstrated by a number of industry accolades and over 545 patents issued and over 500 patents pending worldwide as of December 31, 2011.

The global media sector has been undergoing a major transformation through the ongoing adoption of and conversion to digital content and digital delivery of content. We believe this, in parallel with the proliferation of personal computers, mobile devices, the internet and increasing penetration of broadband connectivity, provides significant opportunities for us in developed and emerging markets. According to 2011 data published by Screen Digest, of the world’s almost 1.3 billion TV households, only 43% had converted to digital as of December 31, 2010. In addition, we believe the need to fund the ever increasing cost of premium content is driving the adoption of subscription-based business models that rely on technologies like ours. According to Screen Digest data published in 2011, digital pay-TV households will grow at an estimated 12.1% compound annual growth rate from 384 million in 2010 to 606 million in 2014.

The increased availability and variety of digital content, together with the enhanced mobility and proliferation of internet-connectable devices such as connected-TVs, tablets and smart phones, and progressively lower consumer electronic equipment costs, are transforming consumer demand for digital content. Consumers are increasingly demanding:

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Choice of Content. Consumers want the broadest choice and diversity of content, regardless of whether the content is delivered through traditional broadcast networks, internet protocol-based broadband networks or over-the-top.

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Quality of Experience. Consumers expect to utilize the latest viewing technology, such as high definition (HD)-TV and three-dimensional (3D)-TV as well as highly functional, intuitive and robust user interfaces for content discovery and navigation.

•	Convenience of Viewing. Consumers demand the flexibility to view content anytime, anywhere and on any device.

In the evolving digitally-connected world, the fundamental requirements of content security, as well as improved functionality and convenience, are critical to the growth of the pay-TV industry. We believe these factors create significant opportunities for us in both developed and emerging markets. We further believe we are well positioned to benefit from these trends given our sophisticated software solutions, our end-to-end capabilities, our proven security track record and our ability to deliver complex system integration services.

In developed markets, digital media trends and increased competition from new entrants are compelling pay-TV operators to invest in technology at an ever increasing pace in order to differentiate their product offerings. We believe we are well positioned to capitalize on this attractive growth opportunity given our industry leading innovation capacity and expertise in delivering complex end-to-end solutions. Our growth in developed markets is driven in part by the prevalence of broadband connectivity and the proliferation of connected devices leading to new revenue generating opportunities for our clients utilizing OTT technology. We cooperate closely with pay-TV operators to develop and deliver hybrid set-top boxes that integrate OTT technology and content. We believe that our hybrid technologies and digital rights management solutions will substantially enrich the current TV-viewing experience and assist our clients in attracting new subscribers.

In many emerging markets, the growing middle class is driving a dramatic rise in digital pay-TV penetration which is expected to have a 16.7% compound annual growth rate from 220 million households in 2010 to 408 million households in 2014 according to 2011 data published by Screen Digest. We believe our strong relationships with leading pay-TV providers in China, India and Latin America, including Bharti, CCTV, DIRECTV Latin America, Hathway and Tata Sky, combined with the more rapid adoption of digital pay-TV and new services, such as DVRs, in many emerging markets as the cost of the devices used in such services declines, provide further growth opportunities. Emerging markets represent a growing part of our revenue, increasing from 39% and 27% for the six months ended December 31, 2008 and the fiscal year ended June 30, 2008, respectively, to 42% and 40% for the six months ended December 31, 2011 and the fiscal year ended June 30, 2011, respectively. For a description of how we define developed and emerging markets see “Market and Industry Data.” The following illustration shows our classification of the developed and emerging markets in which we operate:

We derive our revenue primarily from the licensing of our technologies and software components and fees for the delivery of services. Key revenue drivers include the number of subscribers of pay-TV operators using our solutions and the number of devices deployed utilizing some or all of our software components. We act as a trusted partner for our clients, entering into long-term contracts, typically with a duration of approximately five years, which provide visibility into our long-term performance. In the six months ended December 31, 2011 and the fiscal year ended June 30, 2011, we generated $477 million and $957 million in revenue, operating income of $127 million and $245 million at a margin of 27% and 26%, and net income of $46 million and $252 million, respectively.

Our Industry

The TV market is the largest segment of the global media industry, according to a 2011 report by Datamonitor. The pay-TV industry has been undergoing a number of changes, most dramatically the switch from analog to digital, the resulting adoption of high definition TV, the adoption of personal recording via DVRs, and more recently, the adoption of hybrid delivery (broadcast and broadband), which all help redefine the way content is created, distributed and viewed. The market for pay-TV software solutions is growing due to a number of trends including growth in the availability of digital content, growth in sales of high-end televisions and mobile devices, decreasing costs of consumer equipment, increased availability of broadband connectivity, rising content costs and the rapid growth of digital pay-TV penetration in many emerging markets.

Evolution of Consumer Habits. Consumers continue to seek integrated solutions that aggregate all types of content (broadcast and pay-TV premium content and internet including over-the-top, user-generated content, and social media) across a variety of connected devices including TVs, computers, tablets and smart phones. In addition, they have been increasingly adopting DVRs, 3D content, video on demand services, IP-based services, interactive services and other features and services enabled by the digital medium.

Proliferation of Consumer Devices. The recent proliferation of internet-connectable devices, including connected-TVs, tablets and smart phones, has been driven by increased affordability and functionality. According to 2011 data from IDC, the number of internet-connectable devices globally is expected to grow at a 15.5% compound annual growth rate from 2.3 billion devices in 2010 to over 4.1 billion devices in 2014. Additionally, the number of internet-connectable TV devices is expected to grow at a 86.2% compound annual growth rate from 53 million devices globally in 2010 to 635 million devices globally in 2014 according to 2011 data published by Screen Digest.

Growth in Emerging Markets. Emerging markets such as China, India and Latin America offer opportunities through continued economic expansion and a growing middle class that can afford pay-TV services. Increasing disposable income among consumers in many emerging markets is driving the adoption of pay-TV in households that previously relied solely on traditional free-to-air television.

Increasing Cost of Content. We believe the need to fund the increasing cost of premium content, which is growing at a faster rate than advertising revenue, is driving the adoption of subscription-based business models that rely on technologies like ours. In addition, pay-TV operators are focused on securing and protecting their content.

The rapid growth of global digitization and adoption of subscription-based TV models are evidenced by:

Growth in Digital TV Households. By 2014, 914 million households are expected to have adopted digital TV according to 2011 data published by Screen Digest. Emerging markets digital TV households are expected to increase at a 16.7% compound annual growth rate from 220 million in 2010 to 408 million in 2014. Developed markets digital TV households are expected to increase at a 4.8% compound annual growth rate from 164 million to 198 million over the same period.

Growth in Subscription TV Households. According to data from Screen Digest published in 2011, the number of worldwide digital pay-TV households is expected to increase at an 12.1% compound annual growth rate from 384 million in 2010 to 606 million in 2014 with growth mainly driven by emerging market households which are expected to increase at a 16.7% compound annual growth rate over the same period. Digital pay-TV penetration totaled 23% of television households as of December 31, 2010 in emerging markets (compared to 54% in developed markets) and is forecasted to reach 38% by 2014.

Pay-TV operators invest in new technologies to deliver the solutions that help meet the needs of an increasingly demanding subscriber base. Additionally, there are a number of different types of technologies and solutions needed to address these demands resulting in significant complexities when it comes to delivering a seamless, integrated solution. Pay-TV operators therefore are increasingly seeking to work with technology providers that offer comprehensive, end-to-end solutions and have a successful track record of delivering complex integration services.

Our Technologies and Solutions

The shifts in content delivery technologies and consumer behavior are driving our clients to seek enhanced offerings. Consumers are demanding a more compelling viewer experience, wider choices of content and the ability to receive content on any device. We work with our clients to develop a vision for their subscriber experience and translate that vision into a complete end-to-end solution. Our highly innovative technologies enable pay-TV operators to make their service offerings more attractive to consumers and thereby attract more paying viewers.

Through our continuous investment in technology and development, we have created a comprehensive suite of software technologies and components. We can combine our own technologies or integrate them with components from third parties to create tailored end-to-end solutions for each of our clients. We offer technologies across two broad categories, software solutions and content and service protection, augmenting them with a number of integration services.

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Software Solutions. Our software solutions seek to enhance the viewing experience by providing more compelling functionality to the subscriber for discovering, navigating and interacting with content (27% of revenue for the six months ended December 31, 2011).

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Content and Service Protection. Our content and service protection solutions seek to protect the integrity of pay-TV operators’ business models by ensuring only paying viewers can receive content (56% of revenue for the six months ended December 31, 2011).

•	Integration and Services. Our integration capabilities allow us to offer tailored end-to-end solutions to our clients (17% of revenue for the six months ended December 31, 2011).

Software Solutions

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Middleware. Middleware is a complex layer of software for pay-TV systems similar to an operating system that allows, among other things, the switching of channels, the concurrent operation of electronic program guides, the deployment of advanced graphical user interfaces and the ability to augment the TV viewing experience with information retrieved from the web. Most importantly, middleware allows an operator to provide a consistent and reliable platform on which to offer TV services to subscribers. MediaHighway, our family of middleware technology, is a global market leader, deployed in approximately 214 million total devices with approximately 22% market share of active units as of December 31, 2011, based on market information derived from 2011 Screen Digest data. In addition, our middleware technology is increasingly engineered to embrace broad-based deployment where a large part of the functionality of traditional middleware software is performed entirely at the core of the network. Through the use of powerful software tools, we have simplified the adoption of our software on any combination of hardware and chipsets. We have therefore enabled our clients to select essentially any set-top box vendor and focus their attention on creating a more powerful user experience by deploying compelling applications instead of customizing applications for different set-top box platforms. The most recent version of our middleware technology enables the advanced functionalities of hybrid set-top boxes, integrating broadcast and broadband into a single device. We believe MediaHighway positions us well to capitalize on the growing demand for wider integration of OTT content with mainstream broadcast content.

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Digital Video Recorder Software. DVR software enables “anytime” viewing of content by allowing consumers to record content and play it back at a time of their choosing. Our XTV DVR software is deployed in approximately 47 million total devices with approximately 40% global market share of active units for DVR software as of December 31, 2011, based on market information derived from 2011 Screen Digest data. XTV includes infrastructure for the latest advanced DVR capabilities, such as progressive download, video on demand, support for external expansion disks and multi-room DVR functionality, which allows the viewing of content from the DVR on any device in the household. Additionally, our technology provides a whole new range of revenue opportunities for pay-TV providers, including dynamic advertising, securely stored content and accurate audience measurement. According to 2011 data published by Screen Digest, the number of DVR devices in emerging markets is expected to increase at a compound annual growth rate of 34.1% between 2010 and 2014. We believe that DVR shipments will continue to increase, largely driven by the willingness of pay-TV operators to satisfy their subscribers’ time-shifting behaviors and the rapid adoption in emerging markets of new services.

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Electronic Program Guides. EPGs are the viewer-facing interfaces that enable subscribers to discover and navigate the rapidly expanding content effortlessly. Our EPG solutions have been deployed in more than 221 million devices and enable our clients to differentiate themselves by providing an all-inclusive EPG that is both intuitive and user-friendly. The latest version of our EPG software, Snowflake, provides an advanced graphical user interface with intuitive content discovery and navigation functionality. Our EPGs can be tailored to accommodate our clients’ specifications and can operate on a variety of set-top boxes, from legacy set-top boxes to the most advanced set-top box or home media server architectures. Our EPGs also have the flexibility to accommodate our clients’ branding and desired look-and-feel, allowing them to offer viewers the same ease of use to which they are accustomed, whether they consume media content on their connected TVs, computers, tablets or smart phones. We believe growing technological complexity, device proliferation and expanding content choice will continue to drive greater demand for differentiated EPG solutions.

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Unified Gateway Software. Our unified gateway software combines the functionality of a broadband internet router and a set-top box to facilitate the distribution of content around a home via internet protocols (“IP”). Our software allows the delivery of content and data over broadcast and broadband networks to any connected TV, set-top box or other viewing device. We believe that the need for home networks to deliver more content to more devices will lead to increased demand for our unified gateway, which streamlines complex content delivery and makes it possible for operators to migrate services from traditional digital cable systems to all-IP delivery or mixtures of the two. Our unified gateway software also allows us to provide additional content protection within the home network.

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Dynamic Advertising. Our dynamic advertising technology allows pay-TV operators to deliver targeted customized TV advertising to an individual subscriber or to a group of subscribers. Our dynamic advertising solutions enable pay-TV operators to use detailed subscriber demographic information and accompanying viewing data in order to deliver specified advertisements for specific clients or groups of clients. We believe that the increasingly fragmented TV landscape and the increased measurability and addressability enabled by today’s technology will drive demand for our dynamic advertising solutions.

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Service Delivery Platform. Our SDP provides an underlying software layer that enables the creation of web-based applications that allow users to control TV devices and the creator of TV-based applications that allow users to access web-based content, including social media. We believe our clients’ need to create a richer TV experience that incorporates subscribers’ growing engagement with web-based media and mobile devices will drive demand for our SDP.

Content and Service Protection

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Conditional Access. Our conditional access systems use encryption to ensure that only paying subscribers can receive content. The content is then decrypted using either a smart card installed in the set-top box or highly secure software directly integrated into the set-top box. Our VideoGuard technology family is the most widely deployed conditional access system, with approximately 125 million households served, representing a global market share of approximately 28% based on households served as of December 31, 2011, based on market information derived from 2011 Screen Digest data. Our ongoing investment in technology development has spurred continuous technological innovation, resulting in VideoGuard’s proven security track record. For our VideoGuard conditional access systems, instead of utilizing off-the-shelf smart cards, we design our own chips that we integrate into smart cards on behalf of our clients. In addition, VideoGuard relies on our proprietary encryption algorithm and other related security technologies, enabling pay-TV operators to offer their subscribers a variety of subscription packages or paid-for content. We believe demand for conditional access solutions will remain robust as our clients increasingly need to protect premium content and as digital pay-TV penetration continues to increase in emerging markets.

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Digital Rights Management. Our VideoGuard Connect family of DRM solutions enables our clients to protect content that is delivered to devices other than set-top boxes. VideoGuard Connect relies on security techniques similar to those used by VideoGuard to protect content from piracy. A number of large pay-TV operators such as BSkyB, Cox, DIRECTV and others rely on VideoGuard Connect to deliver premium content to multiple devices. As more of our clients seek to enable subscribers to access content across a variety of devices, we expect demand for our DRM solutions to increase.

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Unified Headend Systems. Our unified headend is the core software that enables our pay-TV clients to deliver content and the associated metadata to any device. Our unified headend is a scalable end-to-end solution that allows our clients to manage content across broadcast and broadband platforms through a single server, rather than a separate headend for each. A number of our largest pay-TV clients, including BSkyB and UPC, have started converting their existing headend infrastructure to our unified headend infrastructure. We believe that increasing system complexity for our clients as well as the need to deliver both broadcast and broadband content will drive greater demand for our unified headend solutions.

Integration and Services. Our integration and service capabilities enable us to be a long-term strategic partner to our clients and deliver a holistic, integrated solution rather than a set of standalone products. We work closely with our clients to seamlessly integrate our own software as well as to combine our software components with software components from third parties to create tailored solutions. We also offer our clients after-sale services, including ongoing support and maintenance. We believe the growing complexity of pay-TV software systems and the need to incorporate a growing range of advanced features into cohesive software solutions will continue to drive demand for our integration services.

Our Competitive Strengths

We believe the following competitive strengths uniquely position us to be the partner of choice for leading pay-TV operators:

Leading Global Provider of Pay-TV Software Solutions. We believe our leading position makes us the partner of choice to the world’s pay-TV operators as they seek to grow their business and look to us to help them deploy additional features and functionality.

Sophisticated End-to-End Solutions. We believe our end-to-end solutions portfolio provides a rich user-centric experience and enhances the value proposition to our clients’ subscribers. Our pay-TV software solutions include middleware, EPG, DVR software, CA and DRM. We believe our individual software technologies are competitive on a standalone basis and are even more compelling as part of our end-to-end solutions, given the complex and integrated nature of pay-TV operators’ systems.

Ability to Perform Complex Integrations. We have a proven track record of delivering complex multi-vendor integration projects. Our clients seek customized solutions incorporating some or all of our technologies that are adapted to their specific needs and choices of set-top box hardware and infrastructure. We seamlessly integrate any combination of our software components with third-party software components. We believe our extensive relationships with key industry participants provide us a unique ability to promote the adoption of our solutions across the infrastructure chosen by our clients. Given our long-standing relationships with many of our clients, we believe we are well positioned to integrate new solutions into their existing infrastructure. Furthermore, we believe our integration expertise and capabilities help us to penetrate new markets and to win new clients.

Technological Leadership and Proven Ability to Innovate. Our commitment to continuous investment in technology and development drives innovation and new technology development. Over 75% of our workforce is involved in technology and development, where we have invested in excess of $1 billion since June 2008. We cooperate closely with some of our key clients that consistently strive to be at the forefront of the technology-adoption curve. These clients adopt our latest technologies at an early development stage and help us refine the specifications of our new solutions to accelerate the innovation cycle. Our approach has led to a number of industry accolades, including the 2012 TV Innovation Award for our Snowflake® EPG, awarded by IMS Research in January 2012, the Red Dot Product Design Award for one of our remote control designs, awarded by Design Zentrum Nordrhein Westfalen in July 2011, and the Enterprise and Innovation Award, awarded by the Institute for Education Business Excellence in October 2010, and a strong intellectual property portfolio including over 545 patents issued and over 500 patents pending worldwide as of December 31, 2011.

Global Blue Chip Client Base. We serve many of the leading pay-TV operators, which provides us with a platform for further growth as they drive industry innovation, adopt and market new services and expand their subscriber base. Across both developed and emerging markets, we have long-term relationships with many of the largest cable, satellite and broadband pay-TV operators, including Astro, Bharti, Bouygues Telecom, BSkyB, CCTV, Cox, DIRECTV, Kabel Deutschland, Sky Deutschland, SKY Italia, TataSky, UPC (a unit of Liberty Global) and Vodafone. Our clients include four of the top five digital pay-TV operators in North America, three of the top five in Western Europe and two of the top five in emerging markets based on number of subscribers according to 2011 data published by Screen Digest. We have never suffered a loss of a significant client to a competitor.

Proven Security Track Record. We believe the NDS brand is synonymous with advanced technology, proven security and high-quality service. Our solutions protect over $50 billion in pay-TV revenues. Our security track record is a direct result of our long-term investment in developing and maintaining key proprietary security technologies, such as our proprietary encryption techniques and our custom designed smart card chips. Content has become more expensive and is increasingly becoming a key differentiator for pay-TV operators to attract and retain consumers. Our clients are increasingly looking to deploy the most sophisticated security technologies to protect and monetize their content. We believe our reputation for security positions us well to work with new and existing clients to capitalize on this trend.

Experienced Management Team with Demonstrated Ability to Execute. We are led by an experienced and entrepreneurial management team with a strong track record of developing NDS into a global technological pioneer and a leading pay-TV industry solutions provider. Our management team has a deep understanding and appreciation of technology and a proven ability to consistently innovate and expand our technological leadership while at the same time deliver growth.

Our Strategy

Our goal is to provide pay-TV operators with innovative solutions that enable the delivery, discovery and navigation of digital content while protecting their content distribution revenue streams. Our strategy to maintain our leadership position in both developed and emerging markets and grow our business has six key components:

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Create Solutions to Enhance our Clients’ Offering and Ability to Add Subscribers. Our clients’ challenge is to increase their subscriber base by providing the widest choice of quality digital content, both using linear and on-demand models, with powerful content discovery and navigation capabilities. Our interests are closely aligned with those of our clients as our revenue depends in part on the growth of their pay-TV subscriber base and their ability to sell new services. By continuing to innovate and expand the scope and reach of our solutions, we help our clients deliver the best possible user experience to their subscribers.

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Pursue New Clients and Global Growth Opportunities. We are committed to continuing our global expansion, particularly in emerging markets. We intend to leverage our end-to-end suite of software technologies and components, our existing client base of leading global pay-TV operators, our strong brand and reputation and our historical track record of success to drive new client wins. By targeting the leading pay-TV providers within emerging markets, we intend to benefit from the growth trends in these markets.

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Capitalize on the Emerging Internet TV and OTT Ecosystem. Our software solutions and technologies, such as our hybrid middleware, DRM and unified headend software systems, facilitate the secure delivery and consumption of all types of content by seamlessly integrating OTT content with broadcast and pay-TV content through multiple connected devices. We are developing solutions to support innovative web-centric business models for our clients that can deliver both mainstream and long-tail content anytime, anywhere and on any device.

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Increase Share of Client Technology Spending. Our leading positions in middleware, DVR software and CA provide us with an attractive platform from which to cross-sell additional solutions to our clients. We also seek to leverage the competitive advantage of our end-to-end offering and our proven systems integration capability. As clients’ system environments become more complex and pay-TV operators continue to reduce the number of suppliers they use and seek to rely more heavily on software-based solutions, we intend to capitalize on our leading positions and solutions to increase our share of client technology spending.

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Build upon our Technology Innovation Leadership. We believe that our continuous investment in technology and development and collaboration with our clients and other technology suppliers are central to our innovation leadership. We have worked together with successful early adopters to drive product demand to the mass market with innovative solutions such as dynamic advertising, high definition DVR software and a hybrid TV solution and more recently, a number of solutions allowing pay-TV operators to embrace OTT content delivery and content from social networks. We intend to build upon our existing technology base and develop the next generation of innovative video content services for consumers. We seek to provide solutions that allow our clients to provide a wider choice of content and increased quality and convenience of the viewing experience by making the consumption of content, anytime, anywhere and on any device a reality.

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Pursue Selective Strategic Alliances and Acquisitions to Augment Growth. We have a successful track record of making and integrating strategic acquisitions and intend to continue to pursue selective strategic alliances and acquisitions to complement our business. We have relationships with several set-top box vendors, chip manufacturers, system integrators and video on demand server systems.

Technology and Development

We have a team of approximately 4,800 employees who focus on professional services, technology and development, and technical support efforts. Our T&D function includes research and development done in close cooperation with our clients. This has included the development of new technology, enhancements to existing solutions and the customization of our solutions to client systems. We also have a dedicated new initiatives team focused on more advanced research related to future technology and solutions. Our professional services and T&D functions include large groups of software engineers in several research centers, the largest of which is in Bangalore, India, with approximately 2,000 employees, and the second largest of which is in Israel, with approximately 1,360 employees. We also have research facilities in the United Kingdom, France, United States, Korea, China and Sweden. Our largest T&D projects are related to the further development of advanced middleware, EPG and DVR technologies, and the ongoing development of our content and service protection solutions. Our new initiatives team focuses on various leading edge projects, OTT and dynamic advertising solutions. In addition to in-house new technology development, we occasionally acquire and license technologies from third parties to complement our own technology and development efforts. Our total expenditures on professional services and technology and development for the six months ended December 31, 2011 and the fiscal years ended June 30, 2011 and 2010 were $219 million, $441 million and $381 million, respectively.

Intellectual Property

Our technology and intellectual property are critical to our success. We rely on a combination of patent, copyright and trademark laws, trade secrets, licenses, confidentiality agreements and contractual provisions to protect our proprietary rights. As of December 31, 2011, we held over 545 patents issued and had over 500 patents pending (of which 93 have satisfied the conditions for patentability in the applicable jurisdictions and have been allowed by the applicable regulatory authorities), worldwide. Our new technology is often developed in response to the business requirements of our clients and their subscribers’ demands. Although we retain the intellectual property rights with respect to technology we develop for our clients, we may grant them a period of exclusivity with respect to such technology or a portion of such technology, which may be limited in time, region or scope. In order to facilitate relationships with new clients, we have performed, and may in the future perform, professional technology and development services for our clients updating their proprietary technology where they retain the intellectual property rights to the technology enhancements we develop. We also generally enter into confidentiality and non-disclosure agreements with our employees, clients and suppliers.

We have developed a number of techniques that allow us to send specially disguised and encoded messages that disable or alter the operating characteristics of our technology. These technologies allow our clients to disable the access to content by their delinquent subscribers. In addition, they allow our clients to combat signal theft more effectively by altering the operating characteristics of all valid smart cards in a way that would make counterfeit smart cards incompatible with the signals transmitted by our clients. We have developed sophisticated protocols for transmitting authorization, entitlement and other control messages to smart cards already in operation in the subscribers’ households.

We actively consider how to best protect our technology, which may include patents. We then analyze the particular technology and consider a number of criteria, including the business case and feasibility, in determining whether to apply for a patent for the technology. If we deem it appropriate, we proceed with the patent application process. In addition, we implement policies and procedures to safeguard our intellectual property, such as copyright registration, copyright notices on documentation to be distributed outside the company, and non-publication of material where we have decided not to proceed with a patent filing. We continually review our intellectual property decisions, as well as our security policies and procedures, in order to ensure that our intellectual property is protected appropriately.

Sales and Marketing

Our global sales and marketing efforts are organized into three geographical regions, which include Europe, Middle East, Africa and Latin America; Asia-Pacific; and North America. We have a head office overseeing our sales and marketing efforts in each region that is supported by regional marketing activities designed to promote awareness of our company and our solutions and services in each region. For Europe, Middle East, Africa and Latin America, we have a head office in France and a regional office in Germany as well as sales people based in our headquarters in the United Kingdom. For Asia-Pacific, we have a head office in Singapore and regional offices in Australia, China, Hong Kong and India. For North America, we have two offices in the United States.

Our sales efforts utilize a direct sales model and include a total of approximately 220 employees dedicated to our sales and marketing efforts. While we are continuously seeking to attract and develop relationships with new clients, we also work with existing clients to add new or updated solutions to the suite of technology we provide to them.

Clients

We have long-term relationships with many of the largest cable, satellite and broadband pay-TV operators, including Astro, Bharti, Bouygues Telecom, BSkyB, Canal Plus, CCTV, Cox, DIRECTV, Kabel Deutschland, Sky Deutschland, SKY Italia, TataSky, UPC (a unit of Liberty Global) and Vodafone. As of December 31, 2011, June 30, 2011 and 2010, our top ten clients accounted for 72%, 65% and 72%, respectively, of our revenue. While a limited number of clients contribute a significant portion of our revenue, and are expected to continue to do so, our client concentration has declined as we have expanded our client base to include additional clients in emerging markets. Our clients are geographically diversified. For the six months ended December 31, 2011 and the fiscal years ended June 30, 2011 and 2010, revenue from developed markets equaled $277 million, $579 million and $575 million, respectively, and revenue from emerging markets equaled $200 million, $378 million and $314 million, respectively.

During the six months ended December 31, 2011 and the fiscal years ended June 30, 2011 and 2010, our two largest clients were DIRECTV in the United States and BSkyB in the United Kingdom and Ireland. DIRECTV contributed approximately 18%, 17% and 19% to our revenue, respectively, for the six months ended December 31, 2011 and the fiscal years ended June 30, 2011 and 2010, and BSkyB contributed approximately 15%, 15% and 20% to our revenue, respectively, for the six months ended December 31, 2011 and the fiscal years ended June 30, 2011 and 2010. Pursuant to our security services agreement with DIRECTV (as amended, the “DIRECTV Agreement”), DIRECTV selected NDS as its exclusive provider of conditional access goods and services, including smart cards, as well as development, support, maintenance and enhancement of DIRECTV’s conditional access systems. The DIRECTV Agreement also provides for the replacement of the smart cards supplied by NDS to DIRECTV on a periodic basis throughout the duration of the agreement and obligates NDS to provide replacement smart cards in the event of certain security breaches during the term of the agreement and a period of 18 months following termination. The DIRECTV Agreement expires on June 30, 2013, although DIRECTV is currently permitted to initiate a competitive assessment for the purposes of transitioning from NDS to an alternative provider of conditional access technologies and services and to terminate the agreement upon certain breaches of the agreement. The DIRECTV Agreement provides for certain licenses of NDS technology to survive transition and termination of the agreement. Pursuant to our conditional access agreement with BSkyB (as amended, the “BSkyB Agreement”), NDS has agreed to provide, among other things core system, head-end, EPG and interactive security solutions and associated smart card hardware to BSkyB as well as technology support and systems security for BSkyB’s digital pay-TV platform. The BSkyB Agreement expires on September 30, 2018, subject to early termination by either party in the event of counterparty insolvency or if certain obligations under the agreement are not fulfilled. The BSkyB Agreement requires BSkyB to provide two years’ advance notice of non-renewal and allows for a renewal for an additional three year period on the same terms following expiration of the contract term. Businesses in which News Corporation has an interest, including BSkyB, contributed approximately 29%, 33% and 37% to our total revenue, respectively, for the six months ended December 31, 2011 and the fiscal years ended June 30, 2011 and 2010. Additional information about our business transactions with related parties is provided in “Certain Relationships and Related Party Transactions” and in Note 14 to our consolidated financial statements.

Competition

We compete with different companies in different technology areas. In the area of content discovery and navigation, our main competitors are Apple Inc., Cisco Systems, Inc., Google Inc., Microsoft Corporation and Rovi Corporation. In middleware, our main competitors are OpenTV (a unit of Kudelski SA) and Scientific Atlanta (a unit of Cisco) as well as technologies developed by Microsoft. We also compete with middleware technologies developed by set-top box manufacturers and chipset vendors. For content and service protection, our main competitors are Motorola, Inc., Nagra (a unit of Kudelski SA) and Scientific Atlanta. Technologies developed by companies such as Microsoft and Verimatrix also compete with our DRM and content protection technologies. Our DVR technologies compete against products sold by Motorola, OpenTV, Scientific Atlanta and TiVo Inc. Our solutions also compete with those created by the internal development teams of our clients. In the area of OTT TV, many of the competitors listed above are also developing or offering technologies, as are numerous development stage companies. Where we provide systems integration and professional services, we compete against many of the companies listed above as well as the more traditional systems integration companies and consultancies, such as Accenture and IBM.

We compete both to attract new clients and to retain our existing clients. In addition, some of the companies that currently operate in the set-top box and/or software business, but that have not historically been active competitors of ours, may, through acquisitions or the development of their own resources, seek to enter and obtain significant market share in our current or planned business areas.

Suppliers

We do not manufacture smart cards, but our engineers design the chipsets that are embedded in our smart cards. We arrange for the chipsets and integrated circuits to be manufactured and assembled by third-party suppliers. We purchase the chipsets that are embedded within our smart cards from third-party manufacturers. There are very few companies with the manufacturing skills and capacity to supply our requirements for smart card chips, especially given the sophistication of our designs. Smart card costs are dependent upon the costs of raw materials, including the cost of chipsets, plastic and assembly, and the quantity of smart cards purchased and processed in any period. We typically use at least two manufacturers for a particular generation of smart card for a particular client to minimize any disruption to supply or lack of availability of manufacturing capacity at our chipset suppliers that could harm our ability to deliver smart cards to our clients or could negatively affect our operating margins.

Seasonality

Our business generally is not seasonal. However, demand for our solutions is influenced by a variety of factors including, among other things, the significant portion of our business generated by individual projects for a small number of clients; the timing of our clients’ marketing campaigns and product introductions; the speed of technological changes, evolving industry standards and frequent technology enhancements; the demand for products that incorporate our technology; the variability of demand for smart cards which are client specific and purchased in advance of our clients’ orders; the long lead times associated with client contracts; the variable development cycle for new technologies; and the introduction of new technology by us, our clients or our competition, causing our quarterly results to vary. For instance, there may be increased sales prior to the soccer World Cup, the launch of 3D technology by our clients or the Olympics reflecting heightened consumer demand ahead of these events.

Employees

We had approximately 5,300 employees as of December 31, 2011. Approximately 750, 530, 1,355, 285 and 2,370 of our employees were employed in the United Kingdom, Europe, the Middle East, North America and Asia-Pacific, respectively, as of December 31, 2011. The following table sets forth the number of our full-time employees and contractors by function as of December 31, 2011:

Functional Area	Number of Employees	% of Employees
Technology and development	4,545	86%
Professional services	258	5%
Sales and marketing	221	4%
General and administrative	269	5%

Total	5,293	100%

Approximately 600 of our employees are represented by unions or works councils. We consider our relationship with our employees to be generally good and have not experienced interruptions of operations due to labor disagreements.

Properties

Our headquarters are in Middlesex, England. We operate from a number of facilities, principally located in the United Kingdom, France, India, Israel and the United States. All of our facilities are leased. Our larger facilities are as follows:

Location	Purpose	Facility Size (sq. ft.)
Bangalore, India	T&D	259,905
Jerusalem, Israel	T&D and customer support	232,834
Issy-les-Moulineaux, France	Customer support and T&D	103,839
Costa Mesa, California	Principal offices for our U.S. operations, including smart card processing and distribution and professional services	69,658
Chandlers’ Ford, England	T&D and professional services	59,000
Staines, England	Executive and administrative offices, professional services and T&D	40,258
Seoul, South Korea	Customer support and T&D	28,825
Maidenhead, England	Smart card processing and distribution and professional services	20,495
Beijing, China	Customer support	9,730
London, Ontario, Canada	Professional services and T&D	8,000
New York, New York	Customer support	3,233

We believe that our properties are in good operating condition and adequately serve our current business operations. We also anticipate that suitable additional or alternative space, including those under lease options, will be available at commercially reasonable terms for future expansion.

Regulation

The telecommunications, media, broadcast, satellite and cable television industries in which our clients operate are subject to extensive regulation by governmental agencies such as the Federal Communications Commission in the United States, the Office of Communications in the United Kingdom and the European Telecommunications Office in the European Union. These and similar governmental agencies in the jurisdictions in which our clients operate continue to oversee and adopt legislation and regulation over these industries, particularly in the areas of user privacy, consumer protection, online content distribution and the characteristics and quality of online products and services, and their regulation and oversight of our clients may affect our business, indirectly in the development of our solutions, or directly through the decisions by market participants to adopt our products and services. Regulation of our clients, which differs from jurisdiction to jurisdiction, and future changes or additions to such regulation, may affect our ability to sell technologies and services.

In addition, many laws and regulations are pending and may be adopted in the United States, Europe and other countries with respect to the internet. These laws may relate to many areas that impact our business, including copyright and other intellectual property rights, digital rights management, property ownership and taxation. These types of regulations are likely to differ between countries and other political and geographic divisions. Moreover, state and local governments may impose regulations in addition to, inconsistent with, or stricter than federal regulations. Changes to or the interpretation of these laws could increase our costs, expose us to increased litigation risk, substantial defense costs and other liabilities or require us or our clients to change business practices.

Environmental Matters

We are subject to federal, state, local and foreign environmental laws and regulations governing, among other matters, emissions and discharges into the air and water as well as waste management activities. We have made and will continue to make, as necessary, capital and other expenditures to comply with environmental laws and regulations. We do not, however, expect capital or other expenditures for environmental compliance to be material.

Legal Proceedings

We are subject to litigation in the normal course of our business. We record an associated liability when a loss is probable and the amount is reasonably estimable. We do not believe that any of our pending litigation will have a material adverse effect on our consolidated financial condition, future results of operations or liquidity.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding the executive officers and directors of NDS and NDS Group Limited, as of the completion of this offering. Unless otherwise noted, the business address of each of our executive officers and directors is One London Road, Staines, Middlesex, United Kingdom TW18 4EX.

Name	Position	Age
Abraham Peled	Executive Chairman and Director	66
Dave Habiger	Chief Executive Officer and Director	42
Alexander Gersh	Chief Financial Officer	47
Raffi Kesten	Senior Vice President and Chief Operating Officer	58
Pyrros Koussios	Senior Vice President, Corporate Development	46
Ismat Levin	Vice President, General Counsel and Secretary	45
Gorm Nielsen	Senior Vice President, Strategy and Business Development	48
Andrew Woodward	Vice President and Group Finance Controller	48

Abraham Peled has been a Director since 1995 and served as Chief Executive Officer from 1995 to July 2011. In addition, Dr. Peled advises News Corporation with respect to various technology matters. In 2006, Dr. Peled was appointed as Chairman of the Board of Directors. Prior to joining us, Dr. Peled served as Senior Vice President for Business Development at Elron Electronic Industries in Israel from 1993 to 1995. From 1974 to 1993, Dr. Peled held various positions, most recently as Vice President for Systems and Software, in the Research Division at International Business Machines. We believe Dr. Peled should be a Director because of his extensive knowledge of our business, significant experience with technology and software and history of leadership at technology companies.

Dave Habiger has been our Chief Executive Officer and a Director since July 2011. Mr. Habiger founded Providence Productions in 1991. In 1993, Mr. Habiger joined Sonic Solutions. Mr. Habiger became the Chief Executive Officer of Sonic Solutions in 2005 and served as Chief Executive Officer until Sonic Solutions was purchased by Rovi Corporation in early 2011. Prior to becoming Chief Executive Officer of Sonic Solutions, Mr. Habiger was its President and Chief Operating Officer. Mr. Habiger currently serves as a Director of RealD Inc. We believe Mr. Habiger should be a Director because of his technological and managerial background and extensive experience with our industry.

Alexander Gersh joined us in 2005 as Chief Financial Officer. Prior to joining us, Mr. Gersh was Chief Financial Officer at FLAG telecom, from 2003 to 2005 and was Executive Vice President and Chief Financial Officer at NextiraOne North America from 2002 to 2003. Mr. Gersh has also held senior international finance roles at British Telecommunications and Motorola in the United Kingdom and Russia. Mr. Gersh is a Director and Chairman of the Audit Committee for Black Earth Farming LTD, a company involved in the acquisition and subsequent management of agricultural assets in Russia. Mr. Gersh is a Certified Public Accountant.

Raffi Kesten has been our Senior Vice President and Chief Operating Officer since 2006. Mr. Kesten joined us in 1996 as Vice President and General Manager of NDS Technologies Israel Limited, an indirect subsidiary of ours. Prior to joining us, Mr. Kesten held senior operating positions at various companies in Israel, including Indigo, Intel and Tadiran.

Pyrros Koussios has been our Senior Vice President, Corporate Development, since 1999. In this capacity, Mr. Koussios is responsible for strategy and corporate development. Prior to joining us, Mr. Koussios worked at Cable & Wireless for five years, where Mr. Koussios held various sales and business development related roles. Prior to that, Mr. Koussios founded a start-up data networking company in Switzerland.

Ismat Levin joined us in May 1993 and is our Vice President, General Counsel and Secretary. Prior to joining us, Ms. Levin worked at the London City law firm of SNR Denton. Ms. Levin has been a member of our Executive Committee since 1995 and also serves as a Director of several of our affiliated entities. Ms. Levin is a Solicitor.

Gorm Nielsen joined us in 1993 and is our Senior Vice President of Strategy and Business Development. Mr. Nielsen also serves as a Director of several of our affiliated entities. Prior to joining us, Mr. Nielsen held positions at News Corporation and Deloitte Haskins & Sells in London. Mr. Nielsen is a Chartered Accountant.

Andrew Woodward joined us in 1994 and is our Vice President and Group Financial Controller. Mr. Woodward also serves as a Director of several of our affiliated entities. Prior to joining us, Mr. Woodward held positions at News Corporation and Arthur Andersen.

Board Composition

Upon consummation of this offering, our board of directors will be reconstituted to consist of not more than eleven directors, including, pursuant to the shareholders’ agreement to be entered into in connection with this offering, up to three directors designated by each of the Nuclobel Entities and NDS Holdco, two members of management, initially Dr. Peled and Mr. Habiger, and one independent director within the meaning of the NYSE rules and the rules of the SEC and Rule 10A-3 of the Exchange Act, for the purpose of audit committee membership. Each of the Nuclobel Entities and NDS Holdco shall have the right to nominate up to one additional independent director. One such additional independent director will be added to our board within 90 days of the effectiveness of the registration statement of which this prospectus forms a part and an additional such independent director will be added within one year following such effective date. Our initial independent director will be a person who is a financial expert within the meaning of the applicable rules of the SEC and the NYSE.

We intend to avail ourselves of the “controlled company” exception under NYSE listing rules, which exempts us from the requirements that a listed company must have a majority of independent directors on its board of directors and that its compensation and nominating and corporate governance committees be composed entirely of independent directors.

Our bye-laws will provide for a staggered board of directors consisting of three classes of directors that are, as nearly as possible, of equal size. Each class of directors will be elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. The initial terms of the Class I, Class II and Class III directors will expire in 2013, 2014 and 2015, respectively. At each succeeding annual general meeting, successors to the class of directors whose term expires at that annual general meeting will be elected for a three-year term.

Board Committees

We intend to be a “controlled company” upon completion of this offering for purposes of the rules of the NYSE. A controlled company is one of which more than 50% of its voting power is held by an individual, group or another company. Under NYSE rules, a controlled company may elect not to comply with certain NYSE corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (3) the requirement that the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (4) the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees. After completion of this offering more than 50% of our voting power will continue to be held by the Nuclobel Entities and NDS Holdco, and we intend to elect to be treated as a controlled company and thus avail ourselves of these exemptions. As a result, although we will adopt charters for our audit, nominating and corporate governance and compensation committees and intend to conduct annual performance evaluations of these committees, our board of directors will not consist of a majority of independent directors nor will our nominating and corporate governance and compensation committees consist of independent directors. Accordingly, so long as we are a “controlled company,” you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE.

Our board of directors will have an audit committee, compensation committee and nominating and governance committee, and may have such other committees as the board of directors shall determine from time to time. Each of the standing committees of the board of directors will have the composition and responsibilities described below.

Upon consummation of this offering, the Audit Committee will include one or more independent directors and will consist of             ,             , and             . The Audit Committee will operate pursuant to a charter approved by the board of directors. The Audit Committee will review and, as it deems appropriate, will recommend to our board of directors our internal accounting and financial controls and the accounting principles and auditing practices and procedures to be employed in preparation and review of our financial statements. The Audit Committee will also make recommendations to the Board concerning the engagement of independent public auditors and the scope of the audit to be undertaken by such auditors. Within one year following the effective date of the registration statement of which this prospectus forms a part, the Audit Committee will be comprised solely of independent directors.

The Compensation Committee will consist of             ,             and             . The Compensation Committee will operate pursuant to a charter approved by the board of directors. The Compensation Committee will review and, as it deems appropriate, will recommend to the board of directors goals and objectives, policies, practices and procedures relating to our executive compensation plans, general compensation plans and employee benefit plans. The Compensation Committee will also perform the duties or responsibilities assigned to it under any such plan or other such duties or responsibilities as delegated to it by the board of directors.

The Nominating and Corporate Governance Committee will consist of                 ,             and             . The Nominating and Corporate Governance Committee will operate pursuant to a charter approved by the board of directors. The Nominating and Corporate Governance Committee is responsible for identifying, screening and recommending candidates to the board of directors for board membership. The Nominating and Corporate Governance Committee will review and, as it deems appropriate, will make recommendations to the board of directors relating to board composition and procedures, board committees and corporate governance.

Compensation of Directors and Executive Officers

For the fiscal year ended June 30, 2011, we paid an aggregate of approximately $3,958,774 (based on conversion rates of 3.6769 NIS to 1.0000 USD, 0.6348 GBP to 1.0000 USD and 0.7491 EUR to 1.0000 USD, as applicable) in compensation and benefits in kind (excluding bonuses) to our executive officers, excluding Dave Habiger who was hired on July 25, 2011. We also paid an aggregate of approximately $3,140,786 (utilizing the same exchange rates) in bonuses to our executive officers in respect of the fiscal year ended June 30, 2011, and also paid a project-based bonus of $333,734 (utilizing the same exchange rates) to one of our executive officers in respect of performance in fiscal year 2011. The bonuses to executive officers are discretionary and are set by our compensation committee. The total amount set aside or accrued by us to provide pension, retirement or similar benefits for our executive officers and directors for the fiscal year ended June 30, 2011 was approximately $293,236 (utilizing the same exchange rates). We did not pay any compensation to our non-executive directors.

Employment Agreements

We have entered into employment agreements with the following executive officers: Mr. Habiger, Mr. Koussios, Mr. Gersh, Mr. Kesten and Dr. Peled. The employment agreements contain termination notice periods between six and twelve months. All of the agreements provide that the executive officer may be terminated for cause at any time, without advance notice. Mr. Habiger’s employment agreement provides for severance pay upon (i) a termination of the executive officer’s employment without cause or (ii) the resignation of the executive officer within two years following a change in control event. The employment agreements for Mr. Koussios, Mr. Gersh and Mr. Kesten provide for severance pay upon a termination of the executive officer’s employment by the Company without cause. Dr. Peled’s employment agreement provides for a lump-sum payment for liquidated damages upon a termination of employment by the Company without cause before July 1, 2012. These employment agreements contain post-termination restrictive covenants, including post-termination non-competition and non-solicitation covenants. These covenants typically last for a period of at least six months post-termination.

Share Incentive Plans

Share Option Plan

In 2009 NDS Group Limited adopted the 2009 Share Option Plan in order to attract and retain the best personnel, to provide additional incentives to employees and promote the success of our business. The plan permits the grant of options to purchase Series D Shares. The maximum number of Series D Shares that may be issued pursuant to options under the plan is 8,877,440. As of the date of this prospectus, NDS has granted options to purchase all such Series D Shares available under this plan at a weighted average exercise price of $6.32. As part of the Reorganization we will assume the 2009 Share Option Plan and all outstanding options to purchase ordinary shares of NDS Group Limited will be exchanged for options to purchase            common shares of the Company under such plan, which options will preserve the vesting period that had been applicable prior to the exchange, based on the assumed initial public offering price of             per share, the midpoint of the estimated price range set forth on the cover page of this prospectus. For an analysis of how the foregoing will be impacted if the initial public offering price is not equal to the midpoint of the estimated price range, see “Pricing Sensitivity Analysis.” See also “Corporate Formation and Reorganization.” We intend to file with the SEC a registration statement on Form S-8 covering the shares issuable under the assumed plan. After this offering, no further options will be granted under this plan.

Plan Administration. The plan is administered by our compensation committee.

Eligibility. The plan permits the grant of options to our employees, or those of any of our subsidiaries.

Option Exercise Price. The exercise price is determined at the grant date to be the greater of the market value of a share at the grant date and $6.30 per share, in each case as adjusted by the compensation committee on a fair and reasonable basis to take into account any variation in our capital after February 5, 2009.

Vesting. In general, the options vest in equal annual installments on each of the first four anniversaries of the date of grant. The compensation committee has the discretion to permit accelerated vesting in such circumstances that it determines.

Termination of Employment. In the event an option holder is a “good leaver,” the option holder will be entitled, in the discretion of the compensation committee (i) to a cash payment in cancellation of such option holder’s vested options or (ii) to retain the portion of the option holder’s options that have vested. In the event an option holder is not a “good leaver,” all options held by such option holder will automatically lapse; however, the compensation committee may, in its discretion, treat the option holder as a “good leaver” in respect of all or some of his or her options.

Transfer Restrictions. The options are non-transferable.

Amendment. The compensation committee may amend or vary the rules of the plan at any time, provided that, in general, no changes may be made which would (i) prejudice the rights of existing option holders without the prior consent of a majority of such option holders or (ii) be inconsistent with the key terms of the plan without the prior consent of a designated member of management.

2011 Share Incentive Plan

We have adopted the 2011 NDS Share Incentive Plan. The 2011 NDS Share Incentive Plan will be used to make new grants of equity-based awards after this offering. The purposes of the 2011 NDS Share Incentive Plan are to align the long-term financial interests of employees, directors, consultants, and other service providers of the Company and its affiliates with those of the Company’s shareholders, to attract and retain those individuals by providing compensation opportunities that are competitive with other companies, and to provide incentives to those individuals who contribute significantly to the long-term performance and growth of the Company and its affiliates. To accomplish these purposes, the 2011 NDS Share Incentive Plan may permit the issuance of share options, share appreciation rights, restricted shares, deferred shares, share units, performance shares, other share-based awards and cash-based awards.

Summary of Plan Terms. Ten percent of our issued and outstanding common shares as of the offering will be reserved and available for issuance under the 2011 NDS Share Incentive Plan. When Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”) becomes applicable to us, the maximum aggregate awards that may be granted during any fiscal year to any individual will be 5,000,000 shares.

The 2011 NDS Share Incentive Plan will initially be administered by our board of directors, although it may be administered by either our board of directors or any committee of our board of directors, including a committee that complies with the applicable requirements of Section 162(m) of the Code, Section 16 of the Exchange Act and any other applicable legal or stock exchange listing requirements (the board or committee referred to above being sometimes referred to as the plan administrator). The plan administrator may interpret the 2011 NDS Share Incentive Plan and may adopt, alter and repeal rules and make all other determinations necessary or desirable for the administration of the 2011 NDS Share Incentive Plan.

The 2011 NDS Share Incentive Plan permits the plan administrator to select the employees, directors, independent contractors and consultants who will receive awards, to determine the terms and conditions of those awards, including but not limited to the exercise price, the number of common shares subject to awards, the term of the awards and the vesting schedule applicable to awards, and to amend the terms and conditions of outstanding awards.

We may issue both non-qualified share options and “incentive stock options” or “ISOs” (within the meaning of Section 422 of the Code) under the 2011 NDS Share Incentive Plan. The option exercise price of all share options granted under the 2011 NDS Share Incentive Plan will be determined by the plan administrator, subject to any requirements in Section 422 of the Code, but in no event shall the exercise price be less than the par value of the shares or less than 100% of the fair market value of the common shares on the date of grant. The term of all share options granted under the 2011 NDS Share Incentive Plan will be determined by the plan administrator, subject to any requirement in Section 422 of the Code, but may not exceed ten years. Each share option will be exercisable at such time and pursuant to such terms and conditions as determined by the plan administrator in the applicable share option agreement.

Unless the applicable share option agreement provides otherwise, in the event of an optionee’s termination of employment or service for any reason other than for cause, disability or death, such optionee’s share options (to the extent exercisable at the time of such termination) generally will remain exercisable until 90 days after such termination and then expire. Share options that were not exercisable on the date of any such termination will expire at the close of business on the date of such termination; provided, however, that if a participant’s employment terminates prior to the end of any applicable notice period, any unvested share options that would have vested prior to the end of such notice period will vest on the date of termination. Unless the applicable share option agreement provides otherwise, in the event of an optionee’s termination of employment or service due to disability or death, such optionee’s unvested share options will immediately vest and all options will remain exercisable until one year after such termination and will then expire. In the event of an optionee’s termination of employment or service for cause, such optionee’s outstanding share options, whether vested or unvested, will expire at the commencement of business on the date of such termination.

Share appreciation rights (“SARs”) may be granted under the 2011 NDS Share Incentive Plan either alone or in conjunction with all or part of any option granted under the 2011 NDS Share Incentive Plan. A free-standing SAR granted under the 2011 NDS Share Incentive Plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a common share over a specified price fixed by the plan administrator (which shall be no less than fair market value at the date of grant and in no event shall the exercise price be less than the par value of the shares). An SAR granted in conjunction with all or part of an option under the 2011 NDS Share Incentive Plan entitles its holder to receive, at the time of exercise of the SAR and surrender of such all or part of the related option, an amount per share equal to the excess of the fair market value (at the date of exercise) of a common share over the exercise price of the related share option. In the event of a participant’s termination of employment or service, SARs will be exercisable at such times and subject to such terms and conditions as are applicable to options.

Restricted shares, deferred shares, other share-based awards, cash awards and performance shares may be granted under the 2011 NDS Share Incentive Plan. The plan administrator will determine the purchase price (which in no event will be less than the par value of the shares), vesting schedule and performance objectives, if any, applicable to the grant of restricted shares, deferred shares, other share-based awards, cash awards and performance shares. Participants with restricted shares and performance shares generally have all of the rights of a shareholder. During the restricted period, deferred shares may be credited with dividend equivalent rights, if the award agreement so provides. The maximum cash award that any “covered employee” (within the meaning of Section 162(m) of the Code) may receive with respect to a cash award in respect of any annual performance period is $5,000,000. Subject to the provisions of the 2011 NDS Share Incentive Plan and applicable award agreement, the plan administrator has sole discretion to provide for the lapse of restrictions in installments or the acceleration or waiver of restrictions (in whole or part) under certain circumstances, including, without limitation, the attainment of certain performance goals, a participant’s termination of employment or service or a participant’s death or disability.

In the event of a merger, amalgamation, consolidation, reorganization, recapitalization, share dividend or other change in corporate structure affecting the common shares, an equitable substitution or proportionate adjustment shall be made, as may be determined by the plan administrator, in (i) the aggregate number of common shares reserved for issuance under the 2011 NDS Share Incentive Plan, (ii) the maximum number of common shares that may be subject to awards granted to any participant in any calendar year, (iii) the kind, number and exercise price (which in no event will be less than the par value of the shares) subject to outstanding share options and SARs granted under the 2011 NDS Share Incentive Plan, and (iv) the kind, number and purchase price of common shares subject to outstanding awards of restricted shares, deferred shares, performance shares or other share-based awards granted under the 2011 NDS Share Incentive Plan.

Unless otherwise determined by the plan administrator and evidenced in an award agreement or employment agreement, in the event that a change in control occurs and a participant’s employment is terminated without cause on or after the effective date of the change in control but prior to twelve months following the change in control, then any unvested or unexercisable portion of any award carrying a right to exercise shall become fully vested and exercisable, and the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to an award granted under the 2011 NDS Share Incentive Plan will lapse and such unvested awards will be deemed fully vested and any performance conditions imposed with respect to such awards will be deemed to be fully achieved. For awards not subject to Section 409A of the Code, the plan administrator, in its discretion, may terminate all outstanding awards within the 60 day period including and preceding the date of the change in control for the payment of cash or in-kind consideration. For awards that are subject to Section 409A of the Code, the plan administrator may, in its discretion and if permissible, terminate such awards in accordance with Section 409A of the Code. Under the 2011 NDS Share Incentive Plan and unless otherwise provided in an employment agreement, the term change in control generally means: (i) any person or entity (other than any of our affiliates or any managing director, general partner, director, limited partner, officer or employee of any such affiliate) becomes the beneficial owner of our securities representing 50% or more of our then-outstanding voting power; (ii) the consummation of a merger of NDS Group Holdings Limited or any of our subsidiaries with any other corporation, if the shareholders of NDS Group Holdings Limited do not, as a result of such merger, own, directly or indirectly, more than fifty percent (50%) of the combined voting power of the then outstanding voting securities of NDS Group Holdings Limited or any successor resulting from such merger, in substantially the same proportion as their ownership of the combined voting power of the voting securities of NDS Group Holdings Limited outstanding immediately before such merger; (iii) a change in the majority of the membership of the board of directors without approval of two-thirds of the directors who constituted the board of directors at the time this offering is consummated, or whose election was previously so approved; or (iv) our shareholders approve a plan of complete liquidation or dissolution of the company or there is consummated an agreement for the sale or disposition of all or substantially all of our assets, other than (a) a sale of such assets to an entity, at least 50% of the voting power of which is held by our shareholders following the transaction in substantially the same proportions as their ownership of the company immediately prior to the transaction or (b) a sale or disposition of such assets immediately following which our board of directors immediately prior to such sale constitute at least a majority of the board of directors of the entity to which the assets are sold or disposed, or, if that entity is a subsidiary, the ultimate parent thereof. The completion of this offering will not be a change of control under the 2011 NDS Share Incentive Plan.

The 2011 NDS Share Incentive Plan provides our board of directors with authority to amend, alter or terminate the 2011 NDS Share Incentive Plan, but no such action may impair the rights of any participant with respect to outstanding awards without the participant’s consent. The plan administrator may amend an award, prospectively or retroactively, but no such amendment may impair the rights of any participant without the participant’s consent. Unless the board of directors determines otherwise, shareholder approval of any such action will be obtained if required to comply with applicable law. The 2011 NDS Share Incentive Plan will terminate on the tenth anniversary of the effective date of the 2011 NDS Share Incentive Plan (although awards granted before that time will remain outstanding in accordance with their terms).

We intend to file with the SEC a registration statement on Form S-8 covering the shares issuable under the 2011 NDS Share Incentive Plan.

United States Federal Income Tax Consequents of Plan Awards. The following is a summary of certain United States Federal income tax consequences of awards under the 2011 NDS Share Incentive Plan. It does not purport to be a complete description of all applicable rules, and those rules (including those summarized here) are subject to change.

An optionee generally will not recognize taxable income upon the grant of a non-qualified share option. Rather, at the time of exercise of such non-qualified share option, the optionee will recognize ordinary income for income tax purposes in an amount equal to the excess of the fair market value of the shares purchased over the exercise price. We generally will be entitled to a tax deduction at such time and in the same amount that the optionee recognizes ordinary income. If shares acquired upon exercise of a non-qualified share option are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of such exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the optionee) depending upon the length of time such shares were held by the optionee.

In general, no taxable income is realized by a participant upon the grant of an ISO. If shares of common stock are issued to a participant (“option shares”) pursuant to the exercise of an ISO granted under the 2011 NDS Share Incentive Plan and the participant does not dispose of the option shares within the two-year period after the date of grant or within one year after the receipt of such option shares by the participant (a “disqualifying disposition”), then, generally (i) the participant will not realize ordinary income upon exercise and (ii) upon sale of such option shares, any amount realized in excess of the exercise price paid for the option shares will be taxed to such participant as capital gain (or loss). The amount by which the fair market value of the common stock on the exercise date of an ISO exceeds the purchase price generally will constitute an item which increases the participant’s “alternative minimum taxable income.” If option shares acquired upon the exercise of an ISO are disposed of in a disqualifying disposition, the participant generally would include in ordinary income in the year of disposition an amount equal to the excess of the fair market value of the option shares at the time of exercise (or, if less, the amount realized on the disposition of the option shares), over the exercise price paid for the option shares. Subject to certain exceptions, an option generally will not be treated as an ISO if it is exercised more than three months following termination of employment. If an ISO is exercised at a time when it no longer qualifies as an ISO, such option will be treated as an nonqualified stock option as discussed above. In general, we will receive an income tax deduction at the same time and in the same amount as the participant recognizes ordinary income.

A participant who is granted a share appreciation right will not recognize ordinary income upon receipt of the share appreciation right. At the time of exercise, however, the participant will recognize compensation income equal to the value of any cash received and the fair market value on the date of exercise of any shares received in excess of the exercise price. We will not be entitled to a deduction upon the grant of a share appreciation right, but generally will be entitled to a compensation deduction for the amount of compensation income the participant recognizes upon the participant’s exercise of the share appreciation right. The participant’s tax basis in any shares received will be the fair market value on the date of exercise and, if the shares are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of the shares on the date of exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the participant) depending upon the length of time such shares were held by the participant.

A participant generally will not be taxed upon the grant of a restricted share or performance award, but rather will recognize ordinary income in an amount equal to the fair market value of the shares at the time the shares are no longer subject to a substantial risk of forfeiture (within the meaning of the Code). We generally will be entitled to a deduction at the time when, and in the amount that, the participant recognizes ordinary income on account of the lapse of the restrictions. A participant’s tax basis in the shares will equal their fair market value at the time the restrictions lapse, and the participant’s holding period for capital gains purposes will begin at that time. Any cash dividends paid on the shares before the restrictions lapse will be taxable to the participant as additional compensation (and not as dividend income). Under Section 83(b) of the Code, a participant may elect to recognize ordinary income at the time the restricted or performance shares are awarded in an amount equal to their fair market value at that time over any amount paid for the shares, notwithstanding the fact that such shares are subject to restrictions and a substantial risk of forfeiture. If such an election is made, no additional taxable income will be recognized by such participant at the time the restrictions lapse, the participant will have a tax basis in the shares equal to their fair market value on the date of their award, and the participant’s holding period for capital gains purposes will begin at that time. We generally will be entitled to a tax deduction at the time when, and to the extent that, ordinary income is recognized by such participant.

In general, the grant of deferred shares will not result in income for the participant or in a tax deduction for us. Upon the settlement of such an award, the participant will recognize ordinary income equal to the aggregate fair market value of the payment received, and we generally will be entitled to a tax deduction in the same amount.

With respect to other awards under the 2011 NDS Share Incentive Plan, generally when the participant receives payment with respect to an award, the amount of cash and fair market value of any other property received will be ordinary income to the participant, and we generally will be entitled to a tax deduction in the same amount.

Employee Share Purchase Plan

In connection with this offering, we intend to adopt an employee share purchase plan (the “ESPP”). The ESPP will generally be designed to encourage employees to become shareholders and to increase their ownership of our common shares. The ESPP is expected to comply with the requirements of Section 423 of the Code, and to make available to the participants the tax advantages provided thereby.

We intend to reserve 5,500,000 of our common shares for issuance under the ESPP, which will be administered by the compensation committee of our board of directors. We expect that full and part-time employees who have been employed by us or any of our subsidiaries that are designated from time to time for participation in the plan for twelve months will be eligible to participate, however, an employee may not be granted rights to purchase shares under the ESPP if such employee: (i) immediately after the grant would own stock (including options to purchase stock) possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or (ii) holds rights to purchase shares under the ESPP that would accrue at a rate that exceeds $15,000 worth of our shares for each calendar year that the rights remain outstanding.

The ESPP will be implemented through a series of six-month long offering periods. Participants will be permitted to purchase our common shares through payroll deductions ranging from 1%-10% of their eligible compensation. During each offering period, a participant may not purchase common shares in excess of $7,500 divided by the share price on the first day of the offering period.

Participant contributions will be used to purchase shares at the end of each six-month offering period. The purchase price of such shares will be 85% of the lower of the fair market value of our common shares on the first trading day of the offering period or on the last trading day of the offering period. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares, provided that the participants withdraw at least ten days prior to the end of the offering period. Participation will end automatically upon a termination of employment with us.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of the transactions we have engaged in since July 1, 2008 with our directors and officers and beneficial owners of more than five percent of our voting securities and their affiliates.

Take-Private Transaction

In conjunction with the take-private transaction, NDS Group Limited, the investors and certain members of our management entered into a shareholders’ agreement, which we refer to as the 2009 shareholders’ agreement, dated February 6, 2009, which sets forth certain terms governing NDS Group Limited’s capital structure, composition and authority of the board of directors, registration rights, transfer restrictions and certain other terms. Pursuant to the 2009 shareholders’ agreement, following completion of the take-private transaction, each of Permira and News Corporation was also entitled to receive from us an annual management fee of $1.0 million in half-yearly installments until all of our assets or equity interests are sold to a third party or, in respect of either of the Permira Funds or News Corporation, until it ceases to hold any of our equity securities. For each of the fiscal years ended June 30, 2011, June 30, 2010 and June 30, 2009, Permira and News Corporation each received a management fee of $1.0 million, $1.0 million and $0.4 million from us, respectively. Pursuant to the 2009 shareholders’ agreement, we have also agreed to reimburse Permira and News Corporation for their fees and expenses incurred in connection with this offering (other than underwriting discounts) and the Reorganization. The 2009 shareholders’ agreement will terminate upon consummation of this offering, and we expect to enter into a new shareholders’ agreement as described below. Upon termination of the 2009 shareholders’ agreement, Permira and News Corporation will receive aggregate payments from us of $4.0 million.

In connection with the take-private transaction, we issued a vendor loan note to a subsidiary of News Corporation. The amount outstanding at June 30, 2010 was $274.9 million plus accrued interest amounting to $14.1 million. The principal amount of the vendor loan note, together with accrued interest thereon, amounting in the aggregate to $315.8 million was repaid in cash as part of our refinancing transactions in March 2011 as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview of our Business.”

In addition, in connection with the take-private transaction, NDS Group Limited made loans to certain members of management in the aggregate amount of approximately $7.5 million. Additional loans totaling $0.3 million were made during the year ended June 30, 2010 to certain members of management and an additional loan of $1.3 million was made in July 2011. All loans to management were repaid in full in accordance with their terms prior to or on July 21, 2011. Additional loans to members of management totaling approximately $4.2 million were made and repaid in February 2009.

Moreover, on completion of the take-private transaction, we paid a fee to Permira of $15.5 million and a fee to News Corporation of $14.8 million and reimbursed legal, professional and investment banking fees of $17.9 million to Permira and $17.7 million to News Corporation.

Corporation Reorganization

Pursuant to the terms of the implementation deed, all of the interests in NDS Group Limited will be exchanged for newly issued common shares of NDS Group Holdings Limited and, as a result, NDS Group Limited will become our wholly owned subsidiary. See “Corporate Formation and Reorganization.”

Arrangements with Investors in Connection with IPO

Shareholders’ Agreement

In connection with this offering, we will enter into a shareholders’ agreement with the Nuclobel Entities (together with their respective permitted transferees, the “Nuclobel Parties”), News Corporation and NDS Holdco

(together with News Corporation, the “News Parties”) with respect to certain governance matters. The shareholders’ agreement will provide, among other things, the Nuclobel Parties and the News Parties with the contractual right to each nominate one or more designees for election to our board of directors based on the percentage of our outstanding common shares owned by such parties and subject to certain minimum ownership thresholds. As long as the Nuclobel Parties and the News Parties collectively hold more than 50% of our issued and outstanding common shares, our board will consist of not more than eleven (11) directors, comprised as follows: (i) the Nuclobel Parties and the News Parties will each have the right, but not the obligation, to nominate up to three (3) directors for election to our board, (ii) our chief executive officer, (iii) our chairman and (iv) the remaining directors will be independent directors nominated by the board within the meaning of the Exchange Act and NYSE listed company rules, provided that each of the Nuclobel Parties and the News Parties have the right to nominate one such independent director. When the Nuclobel Parties and the News Parties collectively own, in the aggregate, 50% or less of our issued and outstanding common shares, our board will consist of not more than thirteen (13) directors and the Nuclobel Parties and the News Parties shall each have the right, but not the obligation, to nominate, (i) two (2) directors for election to our board if such party owns greater than or equal to 15% of our then issued and outstanding common shares, or (ii) one (1) director for election to our board if such party owns less than 15% and greater than or equal to 5% of our then issued and outstanding common shares. Generally, any director who is designated by either the Nuclobel Parties or the News Parties may only be removed by the affirmative vote or written consent of such designating shareholder.

Our board will be divided into three classes designated Class I, Class II and Class III, consisting (as nearly as possible) of one-third of the total number of directors, although Class I will initially consist of three (3) directors and Class II and Class III will each initially consist of four (4) directors. Class I directors will be originally elected for a term expiring in 2013, Class II Directors will be originally elected for a term expiring in 2014, and Class III Directors will be originally elected for a term expiring in 2015. The directors who are designated by each of the Nuclobel Parties and the News Parties will be apportioned equitably within an applicable class as compared to the director designees of the other designating shareholder.

Each of the Nuclobel Parties and the News Parties who has nominated at least one director for election to our board and does not have a director nominated by such shareholder on a particular committee is entitled to designate an “observer” on such committee, provided that any such board committee may request, and such “observer” will comply with such request, that the “observer” remove him or herself from all or any portion of a meeting of the board committee to the extent the board committee determines removal is appropriate.

The shareholders’ agreement will also provide that for so long as the Nuclobel Parties and the News Parties collectively own, in the aggregate, more than 50% of our then issued and outstanding common shares, certain actions by us or our subsidiaries will require the unanimous approval of each of such party’s director designees in addition to other approvals as required by law and our memorandum of association and bye-laws; provided, however, that if either of the Nuclobel Parties or the News Parties owns less than 15% of our then issued and outstanding common shares, the unanimous approval of such party’s director designees is no longer required. The actions requiring such unanimous approval include change of control transactions, the disposition or acquisition of assets or equity in excess of $100 million, the incurrence of indebtedness in excess of $200 million, making any loan, advance or capital contribution in excess of $200 million, equity issuances in excess of $50 million, the approval and registration of equity securities in connection with a public offering, changes to our jurisdiction of incorporation or the nature of our or our subsidiaries’ business, changes to our jurisdiction of incorporation, hiring or removing the chief executive officer, the commencement or settlement of any litigation over $25 million, any dissolution, liquidation, reorganization or bankruptcy proceeding involving us or our subsidiaries, approving the annual operating budget and changing the number of directors on our board. When the Nuclobel Parties and the News Parties collectively no longer own more than 50% of our issued and outstanding common shares, these approval rights will no longer apply.

Until February 6, 2014, or if earlier, the date that the Nuclobel Parties owns less than 15% of our issued and outstanding shares, the Nuclobel Entities will have the exclusive right to determine the timing and size of any secondary offering of our shares owned by the Nuclobel Parties and the News Parties. In such event, the News Parties have the right to request that its shares be included in such secondary offering.

The shareholders’ agreement will also provide that, to the maximum extent permitted by law, neither the Nuclobel Parties nor the News Parties shall have a fiduciary or similar duty to the other party, us and our subsidiaries or any of our shareholders, creditors, employees or other stakeholders. Additionally, the shareholders’ agreement will provide that, to the maximum extent permitted by law, neither the Nuclobel Parties nor the News Parties nor any of their respective representatives, nominees and designees shall have any liability for breach or alleged breach of fiduciary or similar duty to the other party, us and our subsidiaries or any of our shareholders, creditors, employees or other stakeholders. Each of the parties will agree to waive any and all claims relating to any such breach or alleged breach of fiduciary or similar duty.

Registration Rights Agreement

On or prior to the consummation of this offering, we will enter into a registration rights agreement with the Nuclobel Parties, the News Parties, and certain other holders including current members of our management. Until February 6, 2014, or if earlier, the date that the Nuclobel Parties owns less than 15% of our issued and outstanding shares (the “Lapse Date”), the Nuclobel Entities will have the exclusive right to determine the form, timing and size of any secondary offering of our shares owned by the Nuclobel Parties, the News Parties and such other holders. In such event, the News Parties and such other holders will have certain rights to participate in any such secondary offering. Pursuant to the registration rights agreement, the Nuclobel Parties and the News Parties will each have certain rights to require us to register our common shares held by them. Such of the Nuclobel Parties and the News Parties will have an unlimited number of such demand registrations, which may be underwritten. The demand registration rights may be exercised at any time by the Nuclobel Parties, and at any time following the Lapse Date by the News Parties, subject to applicable lock-up agreements relating to this offering. Any demand for registration may only be made if the shares requested to be sold by the demanding holders in such offering are reasonably expected to have an aggregate market value of at least $100 million. The Company and the other parties to the registration rights agreement will have certain “piggyback” registration rights with respect to demand registrations by the Nuclobel Parties and the News Parties providing the Company and the other parties to the registration rights agreement with the right to include the common shares owned by them in any such offering. In addition, in the event that we are registering additional common shares for sale to the public, whether on our own behalf or on behalf of the Nuclobel Parties, the News Parties or other holders, the parties to the registration rights agreement will have certain “piggyback” registration rights providing them the right to include the common shares owned by them in any such registration. All expenses of such registrations (including both demand and “piggyback” registrations), other than underwriting discounts and commissions and transfer taxes incurred in connection with registrations, will be borne by us. See “Shares Eligible for Future Sale—Lock-up Agreements” and “Shares Eligible for Future Sale—Registration Rights.”

Management Shareholders’ Agreement

Prior to completion of this offering, we will enter into a shareholders’ agreement with certain members of our management (which includes all of our executive officers) and certain of our directors, the Nuclobel Entities and the News Parties. Pursuant to this management shareholders’ agreement, the members of management will agree to certain non-competition and non-solicitation provisions during the term of their employment and for one year following their employment. In addition, such members of management will agree not to disclose certain confidential information about us.

Relationship with News Corporation

We conduct commercial transactions with News Corporation and its subsidiaries, affiliates and other entities in which News Corporation has a significant interest. Those businesses include two of our three largest clients. To the extent that News Corporation exerts influence or control over such entities, there can be no assurance that our existing or future agreements with such clients are or will be on terms at least as favorable to us as could have been obtained from unrelated third parties. Technology and services for digital pay-TV platform operators are supplied to SKY Italia, STAR TV and News America Marketing, which are subsidiaries of News Corporation. The Company also supplies services to BSkyB, FOXTEL, Sky Deutschland, Sky Network Television and Tata Sky, all of which are entities in which News Corporation has an equity interest. During the six months ended December 31, 2011 and the fiscal years ended June 30, 2011, 2010 and 2009, approximately 29%, 33%, 37% and 38%, respectively, of our total revenues were derived from affiliates of News Corporation and businesses in which News Corporation has a continuing interest. Any new contracts, or significant amendments to our existing contracts, with News Corporation or its affiliates will be subject to the related party transactions policy described below.

In addition, pursuant to a master intercompany agreement between NDS Finance Limited, a subsidiary of the Company, and News Corporation, dated February 6, 2009, News Corporation previously provided certain employee benefits administration and human resource services, and continues to provide certain payroll, global purchasing, internal audit and legal services to us and certain of our subsidiaries and we provide office and payroll services to certain subsidiaries of News Corporation. We and News Corporation each receive reimbursement for the costs of services provided to the other party. Costs reimbursed to News Corporation by the Company under such arrangements (which includes the majority of our payroll and related expenses for our UK employees) were $55.0 million, $103.5 million, $116.5 million and $143.5 million for the six months ended December 31, 2011 and the fiscal years ended June 30, 2011, 2010 and 2009, respectively.

From November 2009 to November 2011, our professional services and technology and development activities in Canada were conducted through a contract for services with News Corporation, and payment for such activities began in 2010. Costs of services relating to such activities were $2.7 million, $6.2 million and $1.7 million for the six months ended December 31, 2011 and the fiscal years ended June 30, 2011 and 2010, respectively, constituting 1.4%, 1.6% and 0.5% of our T&D costs for the respective period. In November 2011, the contract for services was terminated and we assumed the lease and the employment contracts relating to such activities. We have full ownership of all the intellectual property rights resulting from such activities.

Please refer to note 14 to our consolidated financial statements and note 11 to our condensed consolidated financial statements for additional information regarding our relationship with News Corporation.

Indemnification Agreements

We expect to enter into indemnification agreements with our officers and directors prior to the consummation of this offering. These indemnification agreements will provide, among other things, that we will indemnify our officers and directors, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements that they may be required to pay in actions or proceedings which they are or may be made a party by reason of any such person’s position as a director, officer or other agent of the Company, subject to, and to the maximum extent permitted by, applicable law.

Statement of Policy Regarding Related Party Transactions

Prior to the closing of this offering we will adopt a set of related party transaction policies designed to minimize potential conflicts of interest arising from any dealings we may have with our affiliates and to provide appropriate procedures for the disclosure, approval and resolution of any real or potential conflicts of interest which may exist from time to time. Such policies will provide, among other things, that all related party transactions will be approved or ratified by the Audit Committee of the board of directors, after considering all relevant facts and circumstances, including, without limitation, the benefit and perceived benefit, or lack thereof, to us, opportunity costs of alternative transactions, the materiality and character of the related party’s direct or indirect interest, and the actual or apparent conflict of interest of the related party, and after determining that the transaction is in, or not inconsistent with, our best interests.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our common shares as of             ,             , giving pro forma effect to the Reorganization, by:

•	each of the selling shareholders;

•	each person known to us to own beneficially more than 5% of our common shares;

•	each of our directors and executive officers on completion of this offering; and

•	all of our directors and executive officers on completion of this offering as a group.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities. Common shares that may be acquired by an individual or group within 60 days of             ,             , pursuant to the exercise of options or warrants, is deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. The underwriters have an option to purchase up to              additional common shares from the selling shareholders to cover over-allotments.

Unless otherwise indicated, the address for each listed director and executive officer is: One London Road, Staines, Middlesex, United Kingdom TW18 4EX. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares.

	Shares Beneficially Owned Before the Reorganization and the Offering(1)		Pro Forma Shares Owned After the Reorganization and Before the Offering(2)(3)		Shares Being Sold in This Offering		Pro Forma Shares Beneficially Owned After the Reorganization and the Offering
							Over-Allotment Option Not Exercised(3)(4)		Over-Allotment Option Exercised in Full(3)(4)
Name and Address of Beneficial owner	Number	Percent	Number	Percent	Number	Percent	Number	Percent	Number	Percent
Principal Shareholders
Nuclobel Entities(5)(6)	14,518,798	51%
NDS Holdco(5)(7)	13,960,872	49%

Directors and Executive Officers
Abraham Peled	—	*
Dave Habiger	—	*
Alexander Gersh	—	*
Raffi Kesten	—	*
Pyrros Koussios	—	*
Ismat Levin	—	*
Gorm Nielsen	—	*
Andrew Woodward	—	*
All directors and executive officers as a group (8 persons)	—	*

*	Less than 1%.
(1)	13,960,872, or approximately 49%, of our common shares were held in the United States by NDS Holdco, our only record holder in the United States.
(2)	Assumes the completion of the Reorganization prior to the closing of this offering and an initial public offering price equal to the midpoint of the estimated price range of the cover page of this prospectus. See “Corporate Formation and Reorganization” and “Pricing Sensitivity Analysis.”

(3)	Ordinary shares of NDS Group Limited issued to certain members of management in the waterfall calculation, and, therefore, the number of our common shares issued to them in the Reorganization, will depend on the initial public offering price. For an analysis of how the number of shares received by management in the Reorganization would change if the initial public offering price is not equal to the midpoint of the estimated price range, see “Pricing Sensitivity Analysis.”
(4)	Assumes the completion of the Reorganization as described in footnote (2) and consummation of this offering.
(5)	The Company, the Nuclobel Entities and NDS Holdco intend to enter into a shareholders’ agreement with respect to, among other things, their voting on certain matters requiring shareholder approval and the composition of the board of directors, and each may as a consequence thereof be deemed to have or share voting power with respect to all of our common shares held by the parties to the shareholders’ agreement. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Shares—Our two largest shareholders control us and may act in a manner that advances their best interests and not necessarily those of other shareholders.”
(6)	As of , 2012 (A) on an actual basis, (B) giving pro forma effect to the Reorganization, (C) giving pro forma effect to the Reorganization and the offering, assuming that underwriters’ over-allotment option is not exercised, and (D) giving pro forma effect to the Reorganization and the offering, assuming that the underwriters’ over-allotment option is exercised in full, the Nuclobel Entities, held , , and common shares, respectively, representing %, %, % and % of the total number of our common shares outstanding, respectively, as follows: Nuclobel Lux 1 S.àr.l, which is 100% owned by Nuclobel Topco 1 S.àr.l, which in turn is 100% owned by P4 Sub Continuing L.P. 1 (“P4 Continuing 1”), whose manager is Permira IV Managers L.P., held , , and common shares, respectively; and Nuclobel Lux 2 S.àr.l, which is (x) 95.80% owned by Permira IV Continuing L.P. 2 (“P IV Continuing 2”), whose manager is Permira IV Managers L.P., (y) 3.27% owned by Permira Investments Limited (“PIL”), and (z) 0.93% owned by P4 Co-Investment L.P. (together with P4 Continuing 1, P IV Continuing 2 and PIL, the “Permira Investment Funds”), whose general partner is Permira IV G.P. L.P., held , , and common shares, respectively. P4 Continuing 1 and P IV Continuing 2 are together known as “Permira IV.”

Permira IV Managers L.P. may be deemed to have investment powers and beneficial ownership with respect to the shares owned by the Permira Investment Funds by virtue of being manager of Permira IV and by virtue of co-investment arrangements between the entities comprising the Permira Investment Funds. Nigel Carey, Paul Cutts, John Marren, Thomas Lister and Peter Gibbs are directors of Permira IV Managers Limited, the general partner of Permira IV Managers L.P., and, as such, may be deemed to have beneficial ownership with respect to the common shares held or controlled by the Permira Investment Funds.

            ,              and              were appointed to our board of directors by the Nuclobel Entities.             ,              and             are members of Permira Advisers LLP.

The address of each of the entities and persons identified in this note is c/o Permira IV Managers L.P., Trafalgar Court, Les Banques, Guernsey, Channel Islands GY1 3QL.

(7)

As of                     , 2012 (A) on an actual basis, (B) giving pro forma effect to the Reorganization, (C) giving pro forma effect to the Reorganization and the offering, assuming that underwriters’ over-allotment option is not exercised, and (D) giving pro forma effect to the Reorganization and the offering, assuming that the underwriters’ over-allotment option is exercised in full, NDS Holdco held             ,             ,              and              common shares, respectively, representing     %,     %,     % and     % of the total number of our common shares outstanding, respectively. NDS Holdco is a Delaware corporation and wholly-owned subsidiary of News America Incorporated (“News America”), a Delaware corporation and wholly-owned subsidiary of News Publishing Australia Limited (“News Publishing” and together with News America and News Corporation, the

“News Entities”), which in turn is a Delaware corporation and is approximately 1.4% owned by News America and 98.6% owned by News Corporation.

Each of the News Entities is a beneficial owner of the common shares owned by NDS Holdco by virtue of its direct or indirect ownership of 100% of the equity interests and/or voting control of NDS Holdco.

The directors of News Corporation may be deemed to have investment powers and beneficial ownership with respect to the common shares held by NDS Holdco.

            ,              and              were appointed to our board of directors by NDS Holdco.

The address of NDS Holdco is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle, Delaware 19801, United States. The address of News Corporation, News America and News Publishing and of each of the persons identified in this note is 1211 Avenue of the Americas, New York, New York 10036, United States.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our memorandum of association and bye-laws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the memorandum of association and bye-laws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

We are an exempted company organized under the Bermuda Companies Act. The rights of our shareholders will be governed by Bermuda law and our memorandum of association and bye-laws. The Bermuda Companies Act differs in some material respects from laws generally applicable to Delaware corporations, which differences have been highlighted in the section captioned “Comparison of Shareholder Rights—Differences in Corporate Law.”

Share Capital Outstanding

Following this offering, our authorized share capital will consist of              common shares, par value $         per share, and              preference shares, par value $         per share.

Pursuant to our bye-laws, subject to the requirements of any stock exchange on which our shares are listed and to any resolution of the shareholders to the contrary, our board of directors is authorized to issue any of our authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares.

Common shares

There will be              common shares issued and outstanding, assuming no exercise of outstanding options to purchase              common shares, after giving effect to the Reorganization and the sale of the common shares offered hereby, assuming the initial public offering price is equal to the midpoint of the estimated price range set forth on the cover page of this prospectus. All issued and outstanding common shares are fully paid and non-assessable, and the common shares to be issued upon completion of this offering will be fully paid and non-assessable. The number of ordinary shares of NDS Group Limited to be exchanged by management for common shares issued in the Reorganization will be based on the actual per-share initial public offering price. For an analysis of how the number of ordinary shares exchanged by management would change if the initial public offering price is not equal to the midpoint of the estimated price range, see “Pricing Sensitivity Analysis.”

Voting rights. The holders of common shares will be entitled to one vote per share on all matters to be voted upon by the shareholders.

Dividend rights. A company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realisable value of the company’s assets would thereby be less than its liabilities. Each common share will be entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares. See “Dividend Policy.”

Rights upon liquidation. In the event of our liquidation, dissolution or winding up, the holders of common shares will be entitled to share ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any issued and outstanding preference shares.

Other rights. The holders of our common shares will have no preemptive or conversion rights or other subscription rights. There will be no redemption or sinking fund provisions applicable to the common shares.

Preference shares

Pursuant to Bermuda law and our bye-laws, our board of directors will be authorized to provide for the issuance of one or more series of preference shares having such number of shares, designations, dividend rates, voting rights, conversion or exchange rights, redemption rights, liquidation rights and other powers, preferences and rights as may be determined by the board without any further shareholder approval. Preference shares, if issued, would have priority over common shares with respect to dividends and other distributions, including the distribution of our assets upon liquidation. Although we have no present plans to issue any preference shares, the issuance of preference shares could decrease the amount of earnings and assets available for distribution to the holders of common shares, could adversely affect the rights and powers, including voting rights, of common shares and could have the effect of delaying, deterring or preventing a change in control of us or an unsolicited acquisition proposal.

Calls and Assessments

Any common shares that we issue in the future that are not fully paid will be subject to calls by our board of directors. Our board of directors may make such calls on common shares that have not been fully paid as they think fit. Our shares will be non-assessable when no further sums are required to be paid by the holders thereof in connection with the issue thereof.

Variation of Rights

If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (i) with the consent in writing of the holders of a majority of the issued shares of that class; or (ii) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of two or more persons holding at least a majority of the issued shares of the relevant class is present. Our bye-laws will specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares. In addition, the creation or issue of preference shares ranking prior to common shares will not be deemed to vary the rights attached to common shares or, subject to the terms of any other series of preference shares, to vary the rights attached to any other series of preference shares.

Election and Removal of Directors

Our bye-laws will provide that our board shall consist of not less than three and not more than fifteen directors as the board may from time to time determine. Upon consummation of this offering, our board of directors will be reconstituted to consist of not more than eleven directors, including, pursuant to the shareholders’ agreement to be entered into in connection with this offering, up to three directors designated by each of the Nuclobel Entities and NDS Holdco, two members of management, initially Dr. Peled and Mr. Habiger, and one independent director within the meaning of the NYSE rules and the rules of the SEC and Rule 10A-3 of the Exchange Act, for the purpose of audit committee membership. Each of the Nuclobel Entities and NDS Holdco shall have the right to nominate up to one additional independent director. One such additional independent director will be added to our board within 90 days of the effectiveness of the registration statement of which this prospectus forms a part and an additional such independent director will be added within one year following such effective date. Thereafter our board will remain at this size subject to our bye-laws. There are no provisions relating to retirement of directors upon reaching any age limit.

Our bye-laws will provide that persons validly standing for election as directors are to be elected by our shareholders by a plurality of the votes cast on the resolution.

Our bye-laws will provide that the board of directors be divided into three classes that are, as nearly as possible, of equal size. Each class of directors will be elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. The initial terms of the Class I, Class II and Class III directors will expire in 2013, 2014 and 2015, respectively. At each succeeding annual general meeting, successors to the class of directors whose term expires at that annual general meeting will be elected for a three year term.

Subject to the rights under the shareholders’ agreement described below, the board of directors will have the power to appoint a director to fill a casual vacancy on the board resulting on the occurrence of certain events and, subject to authorization by the shareholders in the general meeting, to fill any vacancy in the board’s number left unfilled at a general meeting. Any director of any class elected by our board to fill a vacancy shall hold office for a term that coincides with the remaining term of the other directors of that class. Our shareholders’ agreement provides that in the event of a vacancy on the board caused by the death, disability, resignation or removal of a director who was designated to the board by either the Nuclobel Entities or NDS Holdco, the designating shareholder will be entitled to nominate a replacement to the board. In addition, our shareholders’ agreement provides that in the event there is a reduction in the number of directors that either the Nuclobel Entities or NDS Holdco is entitled to designate, then such respective shareholder will determine which of its designated directors that it wishes to remove from the board and the vacancy or vacancies created thereby will be filled by an individual appointed by our board of directors.

Any shareholder wishing to propose for election as a director someone who is not an existing director or is not proposed by our board must give notice of the intention to propose the person for election. Where a person is to be proposed for election as a director at an annual general meeting by a shareholder, that notice must be given not less than 90 days nor more than 120 days before the anniversary of the last annual general meeting prior to the giving of the notice or, in the event the annual general meeting is called for a date that is not 25 days before or after such anniversary, the notice must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was mailed to shareholders or the date on which public disclosure of the date of the annual general meeting was made. Where a director is to be elected at a special general meeting, that notice must be given not later than 10 days following the earlier of the date on which notice of the special general meeting was mailed to shareholders or the date on which public disclosure of the date of the special general meeting was made. Such proposal must be made in accordance with the procedures set forth in our bye-laws.

Our bye-laws will provide that directors (other than directors designated by either the Nuclobel Entities or NDS Holdco, who may be removed only by the shareholder who designated such director) may be removed with or without cause for so long as we are a “controlled company” and only for cause if we are not a “controlled company,” and only by a resolution of our shareholders evidencing the affirmative vote of at least a majority of the votes attaching to all of our issued and outstanding common shares entitling the holder to attend and vote on such resolution, provided that notice of the shareholders meeting convened to remove the director is given to the director not less than 14 days prior to the meeting. The director will be entitled to attend the meeting and be heard on the motion for his removal. Our shareholders’ agreement will provide that if either the Nuclobel Entities or NDS Holdco notifies us of its desire to remove, with or without cause, any director previously designated by it, such designating shareholder may take all reasonable actions within their control to cause the removal of such director.

Shareholder Meetings

Our bye-laws will provide that special general meetings of the shareholders may be called by our chief executive officer, the chairman of our board, or our board of directors. Shareholders holding at least one-tenth of our paid up share capital entitled to vote at general meetings may requisition our board of directors to call a special meeting.

The quorum required for a general meeting of shareholders will be one or more persons present in person at the start of the meeting and representing in person or by proxy in excess of 50% of our total issued and outstanding voting shares.

Shareholder Action by Written Consent

Our bye-laws will permit our shareholders to act by written consent without a meeting as long as such consent is signed by all of the shareholders who are entitled to attend and vote at the general meeting; provided, however, that for so long as the Nuclobel Entities and NDS Holdco collectively own more than 50% of the outstanding shares, the resolution is passed when it is signed by shareholders who represent such majority of votes as would be required if the resolution was voted on at a meeting of shareholders at which all shareholders entitled to attend and vote were present and voting. Resolutions to remove an auditor or a director on our board of directors may not be approved by written consent, and must be voted on at a duly called meeting of the shareholders.

Amendments to Certain Provisions of our Bye-Laws

Subject to the shareholders’ agreement, an amendment to our bye-laws will require the affirmative votes of a majority of the votes cast of our board of directors and the affirmative votes of a majority of the votes cast of our shareholders.

Arrangements with our Shareholders

For a description of the agreements with certain of our shareholders, see “Certain Relationships and Related Party Transactions—Shareholders’ Agreement” and “Certain Relationships and Related Party Transactions—Registration Rights Agreement”

Certain Provisions of Bermuda Law

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares.

The Bermuda Monetary Authority has given its consent for the issue and free transferability of all of the common shares that are the subject of this offering to and between non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

This prospectus will be filed with the Registrar of Companies in Bermuda pursuant to Part III of the Bermuda Companies Act. In accepting this prospectus for filing, the Registrar of Companies in Bermuda shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.

Certain Other Provisions of our Bye-Laws

The following is a summary of certain provisions of our bye-laws that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

The authorized but unissued common shares and our preference shares will be available for future issuance by the board of directors in one or more series, subject to any resolutions of the shareholders. Pursuant to our bye-laws, our board of directors is authorized to determine the rights, preferences, powers, qualifications, limitations and restrictions applicable to such shares. See “Description of Capital Stock—Share Capital Outstanding—Preference shares.” Additional common or preference shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued common shares and preference shares could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, amalgamation, scheme of arrangement or otherwise.

Certain provisions of our bye-laws may make a change in control of us more difficult to effect. Our bye-laws will provide for a staggered board of directors consisting of three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms and each year one class of our directors will be elected by our shareholders. The initial terms of the directors in the first, second and third classes will expire in 2013, 2014 and 2015, respectively. We believe that classification of our board of directors will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors. This classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us, even though a tender offer or change in control might be considered by our shareholders to be in their best interest. Our bye-laws will also provide that persons validly standing for election as directors are elected by our shareholders by a plurality of the votes cast on the resolution. In addition, our bye-laws will provide that directors (other than directors designated by either the Nuclobel Entities or NDS Holdco, who may be removed only by the shareholder who designated such director) may be removed with or without cause for so long as we are a “controlled company” and only for cause if we are not a “controlled company,” and only by a resolution of our shareholders evidencing the affirmative vote of at least a majority of the votes attaching to all of our issued and outstanding common shares entitling the holder to attend and vote on such resolution, provided that notice of the shareholders meeting convened to remove the director is given to the director not less than 14 days prior to the meeting. Our bye-laws will also provide that shareholders seeking to nominate candidates for election as directors other than nominations of existing directors or made by or at the direction of our board of directors or to bring business before an annual meeting of shareholders must provide advance notice in writing to our corporate secretary. Finally, our bye-laws may only be rescinded, altered or amended upon approval by a resolution of the board of directors and by a resolution of our shareholders, as described in “Comparison of Shareholder Rights—Differences in Corporate Law—Amendment of bye-laws.”

Listing

We have applied to list our common shares on the NYSE under the symbol “NDSG.”

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common shares is Computershare Limited.

COMPARISON OF SHAREHOLDER RIGHTS

Differences in Corporate Law

You should be aware that the Companies Act 1981, as amended, of Bermuda, which applies to us, differs in certain material respects from laws generally applicable to U.S. companies incorporated in the State of Delaware and their stockholders. The following is a summary of material differences between the Bermuda Companies Act (including modifications pursuant to our bye-laws that will be adopted by us) and Bermuda common law applicable to us and our shareholders and the provisions of the Delaware General Corporation Law applicable to U.S. companies organized under the laws of Delaware and their stockholders.

Duties of directors

The Bermuda Companies Act authorizes the directors of a company, subject to its bye-laws, to exercise all powers of the company except those that are required by the Bermuda Companies Act or the company’s bye-laws to be exercised by the shareholders of the company. Our bye-laws will provide that our business is to be managed and conducted by our board of directors. At common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to make a personal profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

The Bermuda Companies Act imposes a duty on directors and officers of a Bermuda company:

•	to act honestly and in good faith with a view to the best interests of the company; and

•	to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Bermuda Companies Act also imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company. Under Bermuda law, directors and officers generally owe fiduciary duties to the company itself, not to the company’s individual shareholders or members, creditors, or any class of either shareholders, members or creditors. Our shareholders may not have a direct cause of action against our directors. Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its stockholders. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to stockholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the company. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the company and its stockholders take precedence over any interest possessed by a director, officer or controlling stockholder and not shared by the stockholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the company.

Interested directors

Bermuda law provides, and our bye-laws will provide, that a transaction entered into by us in which a director has an interest will not be voidable by us and such director will not be liable to us for any profit realized pursuant to such transaction as a result of such interest, provided the nature of the interest is disclosed at the first opportunity either at a meeting of directors or in writing to the directors. Our bye-laws will provide that, after a director has made such a declaration of interest, he is allowed to be counted for purposes of determining whether a quorum is present and to vote on a transaction in which he has an interest, unless disqualified from doing so by the chairman of the relevant board meeting.

Under Delaware law, such transaction would not be voidable if (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) such material facts are disclosed or are known to the stockholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote on the matter or (iii) the transaction is fair as to the company as of the time it is authorized, approved or ratified. Under Delaware law, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Voting rights and quorum requirements

Under Bermuda law, the voting rights of our shareholders are regulated by our bye-laws and, in certain circumstances, the Bermuda Companies Act. Our bye-laws will provide that, at any general meeting, one or more persons present in person at the start of the meeting and representing in person or by proxy in excess of 50% of the total issued and outstanding voting shares, shall constitute a quorum for the transaction of business at that meeting. Generally, except as otherwise provided in the bye-laws or the Bermuda Companies Act, any action or resolution requiring approval of the shareholders may be passed by a simple majority of votes cast, except for the election of directors which requires only a plurality of the votes cast. Any individual who is a shareholder of our company and who is present at a meeting may vote in person, as may any corporate shareholder that is represented by a duly authorized representative at a meeting of shareholders. Our bye-laws will also permit attendance at general meetings by proxy, provided the instrument appointing the proxy is in the form specified in the bye-laws or such other form as the board may determine. Under our bye-laws, each holder of common shares will be entitled to one vote per common share held.

Under Delaware law, unless otherwise provided in a company’s certificate of incorporation, each stockholder is entitled to one vote for each share of stock held by the stockholder. Delaware law provides that unless otherwise provided in a company’s certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of stockholders. In matters other than the election of directors, with the exception of special voting requirements related to extraordinary transactions, and unless otherwise provided in a company’s certificate of incorporation or bylaws, the affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote at a meeting in which a quorum is present is required for stockholder action, and the affirmative vote of a plurality of shares present in person or represented by proxy and entitled to vote at the meeting is required for the election of directors.

Amalgamations, mergers and similar arrangements

The amalgamation of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company. Our bye-laws provide that an amalgamation, merger or similar transaction must be approved by a resolution of our shareholders evidencing the affirmative vote of at least a majority of the votes attaching to all of our issued and outstanding common shares entitling the holder to attend and vote on such resolution.

Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation and is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the issued and outstanding shares entitled to vote on such transaction. A stockholder of a company participating in certain merger and consolidation transactions may, under certain circumstances, be entitled to appraisal rights, such as having a court to determine the fair value of the stock or requiring the company to pay such value in cash. However, such appraisal right is not available to stockholders if the stock received in such transaction is listed on a national securities exchange.

Takeovers

An acquiring party is generally able to acquire compulsorily the common shares of minority holders of a company in the following ways:

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By a procedure under the Bermuda Companies Act known as a “scheme of arrangement.” A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme of arrangement.

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If the acquiring party is a company, by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, by notice compulsorily acquire the shares of any non-tendering shareholder on the same terms as the original offer unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

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Where the acquiring party or parties hold not less than 95% of the shares or a class of shares of the company, by acquiring, pursuant to a notice given to the remaining shareholders or class of shareholders, the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Delaware law provides that a parent corporation, by resolution of its board of directors and without any stockholder vote, may merge with any subsidiary of which it owns at least 90% of each class of its capital stock. Upon any such merger, and in the event the parent corporate does not own all of the stock of the subsidiary, dissenting stockholders of the subsidiary are entitled to certain appraisal rights. Delaware law also provides, subject to certain exceptions, that if a person acquires 15% of voting stock of a company, the person is an “interested stockholder” and may not engage in “business combinations” with the company for a period of three years from the time the person acquired 15% or more of voting stock.

Action by written consent

The Bermuda Companies Act provides that shareholders may take action by written consent. A resolution in writing is passed when it is signed by the members of the company who at the date of the notice of the resolution represent such majority of votes as would be required if the resolution had been voted on at a meeting or when it is signed by all the members of the company or such other majority of members as may be provided by the bye-laws of the company.

Shareholders’ suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws.

Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it. When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Our bye-laws will contain a provision by virtue of which our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer.

Class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

In addition, because we are not a U.S. company and many of our directors are not U.S. residents, it may be difficult for shareholders to effect service of process on such non-resident directors in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons. We have been advised by Conyers Dill & Pearman Limited, our special Bermuda counsel, that there is no treaty in effect between the United States and Bermuda providing for enforcement of judgments of U.S. courts and that there are grounds upon which Bermuda courts may not enforce judgments of U.S. courts.

Indemnification of directors and officers

Section 98 of the Bermuda Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company.

Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Bermuda Companies Act. Section 98 of the Bermuda Companies Act further provides that a company may advance moneys to an officer or auditor for the costs, charges and expenses incurred by the officer or auditor in defending any civil or criminal proceedings against them, on condition that the officer or auditor shall repay the advance if any allegation of fraud or dishonesty is proved against them.

We will adopt provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our bye-laws will provide that the shareholders waive all claims or rights of action that they may have, individually or in right of the Company, against any of our directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Bermuda Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We will purchase, prior to the completion of this offering, and maintain a directors’ and officers’ liability policy for such a purpose. We expect to enter into indemnification agreements with our officers and directors prior to the consummation of this offering. See “Certain Relationships and Related Party Transactions.”

Under Delaware law, a corporation may include in its certificate of incorporation a provision that, subject to the limitations described below, eliminates or limits director liability to the corporation or its stockholders for monetary damages for breaches of their fiduciary duty of care. Under Delaware law, a director’s liability cannot be eliminated or limited for (i) breaches of the duty of loyalty, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) the payment of unlawful dividends or expenditure of funds for unlawful stock purchases or redemptions, or (iv) transactions from which such director derived an improper personal benefit.

Delaware law provides that a corporation may indemnify a director, officer, employee or agent of the corporation against any liability or expenses incurred in any civil, criminal, administrative or investigative proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful, except that in any action brought by or in the right of the corporation, such indemnification may be made only for expenses (not judgments or amounts paid in settlement) and may not be made even for expenses if the officer, director or other person is adjudged liable to the corporation (unless otherwise determined by the court). In addition, under Delaware law, to the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to above, he or she must be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by that party. Furthermore, under Delaware law, a corporation is permitted to maintain directors’ and officers’ insurance.

Meeting of shareholders

Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year. Bermuda law also provides that a special general meeting of shareholders may be called by the board of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings.

Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of stockholders.

Notice of shareholder meetings

Bermuda law requires that shareholders be given at least five days’ advance notice of any general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting.

Under Delaware law, a company is generally required to give written notice of any meeting not less than 10 days nor more than 60 days before the date of the meeting to each stockholder entitled to vote at the meeting.

Dividends and other distributions

Under Bermuda law, a company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of the company’s assets would thereby be less than its liabilities. “Contributed surplus” is defined for purposes of section 54 of the Bermuda Companies Act to include the proceeds arising from donated shares, credits resulting from the redemption or conversion of shares at less than the amount set up as nominal capital and donations of cash and other assets to the company. Issued share capital is the aggregate par value of the company’s issued shares, and share premium is the aggregate amount paid for issued shares over and above their par value. Share premium accounts may be reduced in certain circumstances.

Under Delaware law, subject to any restrictions contained in the company’s certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Inspection of corporate records

Members of the general public have the right to inspect our public documents available at the office of the Registrar of Companies in Bermuda and our registered office in Bermuda, which will include our memorandum of association (including its objects and powers) and certain alterations to our memorandum of association. Our shareholders will have the additional right to inspect our bye-laws, minutes of general meetings and audited financial statements, which must be presented to the annual general meeting of shareholders.

The register of members of a company is also open to inspection by shareholders without charge and members of the general public on payment of a fee. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than 30 days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Bermuda Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Delaware law requires that a company, within 10 days before a meeting of stockholders, prepare and make available a complete list of stockholders entitled to vote at the meeting. This list must be open to the examination of any stockholder for any purpose relating to the meeting for a period of at least 10 days prior to the meeting during ordinary business hours and at the principal place of business of the company. Delaware law also permits a stockholder to inspect the company’s books and records if the stockholder can establish that he or she is a stockholder of the company, the stockholder has complied with Delaware law with respect to the form and manner of making demand for inspection of corporate records and the inspection by the stockholder is for a proper purpose.

Shareholder proposals

Under Bermuda law, shareholder(s) may, as set forth below and at their own expense (unless the company otherwise resolves), require the company to: (i) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution that the shareholder(s) may properly move at the next annual general meeting; and/or (ii) circulate to all shareholders entitled to receive notice of any general meeting a statement in respect of any matter referred to in any proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for such a requisition is either: (i) any number of shareholders representing not less than 5% of the total voting rights of all shareholders entitled to vote at the meeting to which the requisition relates; or (ii) not less than 100 shareholders.

Delaware law does not include a provision restricting the manner in which nominations for directors may be made by stockholders or the manner in which business may be brought before a meeting, although restrictions may be included in a Delaware corporation’s certificate of incorporation or bylaws.

Amendment of organizational documents

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Certain amendments to the memorandum of association may require approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued and outstanding share capital have the right to apply to the Bermuda courts for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Bermuda Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their designees as such holders may appoint in writing for such purpose. No application may be made by the shareholders voting in favor of the amendment.

Under Delaware law, amendment of the certificate of incorporation, which is the equivalent of a memorandum of association, of a company must be made by a resolution of the board of directors setting forth the amendment, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote or directing that the proposed amendment be considered at the next annual meeting of the stockholders. Delaware law requires that, unless a greater percentage is provided for in the certificate of incorporation, a majority of the outstanding voting power of the corporation is required to approve the amendment of the certificate of incorporation at the stockholders’ meeting. If the amendment would alter the number of authorized shares or par value or otherwise adversely affect the powers, preferences or special rights of any class of a company’s stock, the holders of the issued and outstanding shares of such affected class, regardless of whether such holders are entitled to vote by the certificate of incorporation, are entitled to vote as a class upon the proposed amendment. However, the number of authorized shares of any class may be increased or decreased, to the extent not falling below the number of shares then outstanding, by the affirmative vote of the holders of a majority of the stock entitled to vote, if so provided in the company’s original certificate of incorporation.

Amendment of bye-laws

Our bye-laws will provide that the bye-laws may only be rescinded, altered or amended upon approval by a resolution of our board of directors and by a resolution of our shareholders.

Under Delaware law, unless the certificate of incorporation or bylaws provide for a different vote, holders of a majority of the voting power of a corporation and, if so provided in the certificate of incorporation, the directors of the corporation have the power to adopt, amend and repeal the bylaws of a corporation.

Dissolution

Under Bermuda law, a solvent company may be wound up by way of a shareholders’ voluntary liquidation. Prior to the company entering liquidation, a majority of the directors shall each make a statutory declaration, which states that the directors have made a full enquiry into the affairs of the company and have formed the opinion that the company will be able to pay its debts within a period of twelve months of the commencement of the winding up and must file the statutory declaration with the Bermuda Registrar of Companies. The general meeting will be convened primarily for the purposes of passing a resolution that the company be wound up voluntarily and appointing a liquidator. The winding up of the company is deemed to commence at the time of the passing of the resolution.

Under Delaware law, a corporation may voluntarily dissolve (i) if a majority of the board of directors adopts a resolution to that effect and the holders of a majority of the issued and outstanding shares entitled to vote thereon vote for such dissolution; or (ii) if all stockholders entitled to vote thereon consent in writing to such dissolution.

TAXATION

Material U.S. Federal Income Tax Consequences

The following discussion is a summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of common shares by U.S. Holders (as defined below). Subject to the qualifications set forth herein, to the extent that this discussion states legal conclusions under U.S. federal income tax law as to the material U.S. federal income tax consequences of an investment in common shares, it constitutes the opinion of Skadden, Arps, Slate, Meagher & Flom LLP. This discussion is based on the Code, its legislative history, existing and proposed U.S. Treasury Regulations promulgated thereunder, judicial decisions, administrative pronouncements, each as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect.

This discussion is not a complete analysis or description of all potential tax consequences to U.S. Holders and does not address all tax considerations that may be relevant to all categories of potential purchasers (such as dealers or traders in securities, commodities, or currencies, tax-exempt investors, investors whose “functional currency” is not the U.S. dollar, investors who own directly, indirectly or by attribution ten percent or more of the voting shares of NDS, banks, financial institutions, thrifts, regulated investment companies, insurance companies, grantor trusts, individual retirement accounts or other tax-deferred accounts, investors that hold common shares as part of a “hedging,” “integrated,” “conversion” or constructive sale transaction or a “straddle,” persons who have ceased to be U.S. citizens or to be taxed as resident aliens, investors liable for the alternative minimum tax, investors holding common shares in connection with a permanent establishment or a fixed base through which a holder carries on business or performs services outside the United States). Further, this summary does not address state, local, foreign, federal estate, gift or other tax laws.

The discussion is limited to U.S. Holders of common shares that (i) are initial purchasers of common shares pursuant to the offering (ii) will hold such common shares as capital assets under the Code (generally, property held for investment) and (iii) use the U.S. Dollar as their functional currency. The term “U.S. Holder” means a beneficial owner of common shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

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a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organised in or under the laws of the United States or any state thereof (including the District of Columbia);

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust: (a) the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds common shares, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partnerships holding common shares (and partners in such partnerships) should consult their tax advisors concerning the associated tax consequences.

Distributions with respect to the common shares

Any cash distributions paid on NDS common shares out of its current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income. Because NDS does not intend to determine its earnings and profits on the basis of United States federal income tax principles, U.S. holders should expect that any distribution paid will generally be reported to them as a “dividend” for United States federal income tax purposes. Dividends received on NDS common shares will not be eligible for the dividends received deduction allowed to corporations but should constitute “qualified dividend income” eligible for the preferential fifteen percent capital gain tax rate for individuals and other non-corporate taxpayers that meet specified requirements (including a minimum holding period requirement) for dividends received in taxable years beginning before January 1, 2013. Non-corporate taxpayers should consult their tax advisors about their eligibility for such preferential tax rate.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes. The rules with respect to foreign tax credits are complex and U.S. holders are urged to consult their independent tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or exchange of common shares

A U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of NDS common shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such NDS common shares. The ability to deduct any loss may be subject to limitations. If you are an individual, capital gain or loss generally will be long-term if your holding period in the NDS common shares is more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes.

Passive foreign investment company considerations

NDS will be considered a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year in which, after applying look through rules, either at least seventy-five percent of its gross income is passive income or at least fifty percent of the average quarterly value of all of its gross assets for the taxable year produce or are held for the production of passive income. Based on current income, assets and activities, the Company believes that it is not currently, and is not likely to become in the near future, a PFIC. However, the determination of whether NDS is or will be a PFIC must be made annually as at the close of each taxable year. There can be no assurances that NDS will not be considered to be a PFIC for any taxable year. If NDS were to be treated as a PFIC for any taxable year during which a U.S. Holder held common shares, adverse tax consequences could apply to the U.S. Holder. A mark-to-market election may be available to U.S. Holders that may mitigate some of the adverse consequences resulting from NDS’s treatment as a PFIC. Subject to specified limitations, a United States person may make a “qualified electing fund” election (“QEF election”) with respect to its investment in a PFIC in which the United States person owns shares (directly or indirectly) of the PFIC. In order for a U.S. Holder to be able to make a QEF election, we must provide such U.S. Holders with specified information. Because we do not intend to provide U.S. Holders with the information needed to make such an election, prospective investors should assume that the QEF election will not be available in the event that NDS were to be treated as a PFIC. U.S. Holders should consult their tax advisors regarding the application of PFIC rules to their investments in common shares.

Backup withholding and information reporting

The paying agent or the financial intermediary through which a U.S. Holder holds common shares may be required to file information returns with the Internal Revenue Service (the “IRS”) with respect to dividends and disposal proceeds paid to such U.S. Holder, unless the U.S. Holder is an exempt recipient, such as a corporation. Additionally, if a U.S. Holder that is subject to information reporting fails to provide its taxpayer identification number and other information to such paying agent or financial intermediary in the required manner, or in the case of dividend payments, fails to make specified certifications, such U.S. Holder may be subject to backup withholding (currently at a rate of twenty-eight percent). Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Pursuant to recently enacted legislation, an individual U.S. Holder may be required to submit to the IRS information with respect to his or her beneficial ownership of common shares and may be subject to penalties for failing to submit such information to the IRS. U.S. Holders should consult their tax advisors regarding the possible implications of this new legislation on their investment in common shares.

Bermuda Tax Considerations

To the extent that this discussion relates to matters of Bermuda tax law, it constitutes the opinion of Conyers Dill & Pearman Limited, our special Bermuda counsel. At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance, by written instrument dated August 12, 2011, from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common shares. Future sales of substantial amounts of our common shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common shares in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have             common shares issued and outstanding, assuming no exercise of any options outstanding as of                     , 2012, and after giving effect to the Reorganization as described in “Corporate Formation and Reorganization,” assuming the initial public offering price is equal to the midpoint of the estimated price range set forth on the cover page of this prospectus. For an analysis of how the shares outstanding will be impacted if the initial public offering price is not equal to the midpoint of the estimated price range, see “Pricing Sensitivity Analysis.”

Of these shares, the             shares, or             shares if the underwriters exercise their over-allotment option to purchase additional shares in full, sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased by any of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act, or Rule 144. The remaining existing common shares are “restricted securities” under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 of the Securities Act, or Rule 701. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date
On the date of this prospectus.
After 90 days from the date of this prospectus.
After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).
At various times after 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

Rule 144

In general, under Rule 144, beginning 90 days after the date of this offering, an affiliate who has beneficially owned restricted shares for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the number of common shares then outstanding, which will equal              shares immediately after this offering, assuming no exercise of the underwriters’ over-allotment option to purchase additional shares, and (ii) the average weekly reported volume of trading of our common shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale. Sales by affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and the availability of current public information about us.

Following this offering, a person that is not an affiliate of ours at the time of, or at any time during the three months preceding, a sale and who has beneficially owned restricted shares for at least six months, may sell shares without complying with the volume limitation, manner of sale or notice provisions described above, and any such person who has beneficially owned restricted shares for at least one year may sell shares without complying with the abovementioned restrictions and the current public information requirement.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common shares, the personal circumstances of the shareholder and other factors.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates, subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

We have agreed under certain circumstances to file a registration statement to register the resale of the remaining shares held by the Nuclobel Entities, NDS Holdco and certain members of management, as well as to cooperate in certain public offerings of such shares. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates.

Share Plans

As part of the Reorganization, existing options to purchase NDS Group Limited ordinary shares will be exchanged for options to purchase an aggregate of              common shares of NDS, assuming the initial public offering price is equal to the midpoint of the estimated price range set forth on the cover page of this prospectus. For an analysis of how the number of shares subject to options will be impacted if the initial public offering price is not equal to the midpoint of the estimated price range, see “Pricing Sensitivity Analysis.” An additional              common shares will be available for future grants under our 2011 NDS Share Incentive Plan and an additional 5,500,000 common shares will be available for purchase under our NDS Employee Share Purchase Plan.

Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all common shares subject to outstanding options or issuable pursuant to our 2011 NDS Share Incentive Plan and our NDS Employee Share Purchase Plan. Shares registered under such registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions with us or the contractual restrictions described below.

Lock-up Agreements

We, the selling shareholders and our directors, officers and the other holders of substantially all of our outstanding shares and share options have agreed that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. LLC, Goldman, Sachs & Co. and J.P. Morgan Securities LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common shares beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) or any other securities so owned convertible into or exercisable or exchangeable for shares of common shares;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares; or

•	file any registration statement with the SEC relating to the offering of any common shares or any securities convertible into or exercisable or exchangeable for common shares,

whether any such transaction described in the first two bullet points above is to be settled by delivery of common shares or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC, Goldman, Sachs & Co. and J.P. Morgan Securities LLC on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any common shares or any security convertible into or exercisable or exchangeable for common shares. The lock-up agreements entered into by certain of our officers and directors also contain certain exceptions, including an exception for an aggregate of approximately 144,447 common shares pledged as collateral to secure personal loans. Under certain circumstances, the lenders under these loans could elect to foreclose on and sell these shares pursuant to an exemption under the Securities Act. However, subject to certain exceptions, the lenders have agreed to observe the above restrictions applicable to such directors and officers.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Goldman, Sachs & Co. and J.P. Morgan Securities LLC are acting as representatives and joint book-running managers. Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and UBS Securities LLC are also acting as joint book-running managers for the offering. The underwriters have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
UBS Securities LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the common shares subject to their acceptance of the shares from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the common shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         per share. After the initial offering of the common shares, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Certain of the selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to         additional common shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the common shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional common shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of common shares listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional         common shares.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling shareholders	$	$	$
Proceeds, before expenses, to the selling shareholders	$	$	$

The estimated offering expenses payable by us exclusive of the underwriting discounts and commissions are approximately $            , which includes legal, accounting and printing costs and various other fees associated with registering and listing our common shares. The underwriters have agreed to reimburse the Company for up to $                 of expenses in connection with the offering.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of common shares offered by them.

We have applied to list our common shares on the NYSE under the symbol “NDSG.”

We, the selling shareholders and our directors, officers and the other holders of substantially all of our outstanding shares and share options have agreed that, subject to certain exceptions, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any common shares beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act or any other securities so owned convertible into or exercisable or exchangeable for common shares;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares; or

•	file any registration statement with the SEC relating to the offering of any common shares or any securities convertible into or exercisable or exchangeable for common shares,

whether any such transaction described in the first two bullet points above is to be settled by delivery of common shares or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any common shares or any security convertible into or exercisable or exchangeable for common shares. The lock-up agreements entered into by certain of our officers and directors also contain an exception for an aggregate of approximately 144,447 common shares pledged as collateral to secure personal loans. Under certain circumstances, the lenders under these loans could elect to foreclose on and sell these shares pursuant to an exemption under the Securities Act notwithstanding the lock-up agreements.

The 180 day restricted period described in the immediately preceding paragraph will be extended if:

•	during the last 17 days of the 180 day restricted period we issue an earnings release or material news or a material event relating to us occurs, or

•	prior to the expiration of the 180 day restricted period, we announce that we will release earnings results during the 16 day period beginning on the last day of the 180 day period,

in which case the restrictions described in the immediately preceding paragraph will continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The representatives, in their sole discretion, may release the common shares and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common shares and other securities from lock-up agreements, the representatives will consider, among other factors, the holder’s reasons for requesting the release, the number of common shares and other securities for which the release is being requested and market conditions at the time. Before the effectiveness of any written consent of the representatives relating to any of our officers or directors during the 180 day period, (1) the representatives will notify us of the impending release or waiver of any restriction at least three business days before the effective date of the release or waiver and (2) the Company has agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver, except where the release or waiver is effected solely to permit a transfer of common shares that is not for consideration and where the transferee has agreed in writing to be bound by the terms of the lock-up agreement.

In order to facilitate the offering of the common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional common shares. The underwriters can close out a covered short sale by exercising the option to purchase additional common shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional common shares. The underwriters may also sell shares in excess of the option to purchase additional common shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, common shares in the open market to stabilize the price of the common shares. These activities may raise or maintain the market price of the common shares above independent market levels or prevent or retard a decline in the market price of the common shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions. In connection with this offering, the underwriters may engage in passive market making transactions in the common shares on the NYSE in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during the period before the commencement of offers or sales of common shares and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the common shares. However, if all independent bids are lowered below the passive market maker’s bid, that bid must be lowered when specified purchase limits are exceeded.

We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act or contribute to payments the underwriters may be required to make in respect thereof.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of our common shares to underwriters for sale to their online brokerage account holders. internet distributions will be allocated by the representative to underwriters that may make internet distributions on the same basis as other allocations.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. From time to time, certain of the underwriters and their affiliates have performed, and may in the future perform, various financial advisory, commercial banking, investment banking and other services for us and our affiliates in the ordinary course of their business, for which they received or will receive customary fees and expenses. For example, affiliates of Morgan Stanley & Co. LLC, Goldman, Sachs & Co., J.P. Morgan Securities LLC and UBS Securities LLC acted as joint bookrunners and are acting as lenders and, in the case of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, agents, under our existing secured credit facilities, and affiliates of Morgan Stanley & Co. LLC and UBS Securities LLC have also engaged in hedging transactions with us in connection with the secured credit facilities. For a description of the secured credit facilities and the hedging instruments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and capital resources.”

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Relationship with Solebury Capital LLC

Pursuant to an engagement agreement, we retained Solebury Capital LLC, or Solebury, a FINRA member, to provide certain financial consulting services (which do not include underwriting services) in connection with this offering. Solebury’s services include deal structuring, fee and economics recommendations, distribution strategy recommendations and preparation of presentation materials. We agreed to pay Solebury, only upon successful completion of this offering, a fee of $725,000 in connection with any offering in which the aggregate gross proceeds are less than or equal to $500,000,000, and an additional $850 for each $1,000,000 of gross proceeds thereafter, up to a maximum fee of $1,150,000. We also agreed to reimburse Solebury for reasonable and duly documented out-of-pocket expenses up to a maximum of $20,000 and have provided indemnification of Solebury pursuant to the engagement agreement. Solebury is not acting as an underwriter and has had no contact with any public or institutional investor on behalf of the Company or the underwriters and we will not identify, solicit or engage directly with potential investors. In addition, Solebury will not underwrite or purchase any of our common shares in this offering or otherwise participate in any such undertaking.

Pricing of the Offering

Prior to this offering, there has been no public market for our common shares. The initial public offering price was determined by negotiations between us, the selling shareholders and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of our common shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or our common shares in any jurisdiction where action for that purpose is required. Accordingly, our common shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with our common shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our common shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our common shares to be offered so as to enable an investor to decide to purchase any of our common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of our common shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our common shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the common shares has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii)	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	a person associated with the company under section 708(12) of the Corporations Act; or

(iv)	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b)	you warrant and agree that you will not offer any of the common shares for resale in Australia within 12 months of that common shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Chile

The shares are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

EXPENSES RELATED TO THIS OFFERING

Set forth below are the main expenses in connection with this offering, other than the underwriting discounts and commissions, which we will be required to pay. All amounts are estimated, except the SEC registration fee, the listing fee and the filing fee of the Financial Industry Regulatory Authority, Inc., or FINRA.

SEC registration fee		$11,460
FINRA filing fee		$10,500
Listing fee	$
Legal fees and expenses	$
Accounting fees and expenses	$
Printing fees	$
Other fees and expenses	$

Total	$

LEGAL MATTERS

The validity of the common shares offered by this prospectus will be passed upon for us by Conyers Dill & Pearman Limited, our special Bermuda counsel, with respect to Bermuda law. Selected legal matters as to U.S. law in connection with this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. The underwriters have been represented in connection with this offering by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of NDS Group Limited and its subsidiaries as of June 30, 2011 and 2010, and for each of the three years in the period ended June 30, 2011, 2010 and 2009 included in this prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement, and have been included in reliance on their report given on their authority as experts in accounting and auditing. The offices of Ernst & Young LLP are located at 1 More London Place, London, SE1 2AF, United Kingdom.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, which includes exhibits, schedules and amendments, under the Securities Act with respect to this offering of our securities. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by rules and regulations of the SEC. We refer you to the registration statement and its exhibits for further information about us, our securities and this offering.

Immediately upon the effectiveness of the registration statement, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. For the fiscal year ended June 30, 2012, and for all subsequent years, our annual report on Form 20-F will be due within 120 days following the end of that year. As a foreign private issuer, we are exempt from certain informational requirements of the Exchange Act which U.S. issuers are subject to, including the annual report on Form 10-K, quarterly report on Form 10-Q, current report on Form 8-K upon the occurrence of certain material events and the proxy rules under Section 14 of the Exchange Act. In addition, as a foreign private issuer we are exempt from the proxy solicitation rules under the Exchange Act. Furthermore, the insider reporting and short-swing profit provisions under Section 16 of the Exchange Act are not applicable to us. Therefore, our shareholders will not know on a timely basis when our officers, directors and principal shareholders purchase or sell our common shares. We intend to fulfill all informational requirements that do apply to us as a foreign private issuer under the Exchange Act by filing the more limited version of the annual report for foreign private issuers on Form 20-F and current reports on Form 6-K with the SEC but will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Notwithstanding our exemption from the Exchange Act requirement to file quarterly reports on Form 10-Q, we intend to file such reports on a quarterly basis. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 or visit the SEC website for further information on the operation of the public reference rooms.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
NDS Group Limited Audited Consolidated Financial Statements as of June 30, 2011 and 2010 and for the Years Ended June 30, 2011, 2010 and 2009
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Operations	F-3
Consolidated Statements of Comprehensive Income	F-4
Consolidated Balance Sheets	F-5
Consolidated Statements of Cash Flows	F-6
Consolidated Statements of Equity	F-7
Notes to Consolidated Financial Statements	F-9

NDS Group Limited Unaudited Condensed Consolidated Financial Statements as of December 31, 2011 and for the Six Months Ended December 31, 2011 and 2010
Unaudited Consolidated Statements of Operations	F-47
Unaudited Consolidated Statements of Comprehensive Income	F-48
Consolidated Balance Sheets	F-49
Unaudited Consolidated Statements of Cash Flows	F-50
Unaudited Consolidated Statements of Equity	F-51
Notes to the Unaudited Condensed Consolidated Financial Statements	F-52

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NDS Group Limited:

We have audited the accompanying consolidated balance sheets of NDS Group Limited as of June 30, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, cash flows and equity for each of the three years in the period ended June 30, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NDS Group Limited at June 30, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2011, in conformity with U.S. generally accepted accounting principles.

/s/    Ernst & Young LLP

London, England

September 30, 2011

NDS Group Limited

Consolidated Statements of Operations

	For the year ended June 30,
(in thousands, except per share amounts)	2011		2010	2009
Revenue (including $76,041, $75,672 and $191,113 from related parties in the years ended June 30, 2011, 2010 and 2009, respectively)		$956,861	$888,560	$767,280

Cost of sales
Direct cost of sales (exclusive of items shown separately below)		(132,682)	(183,197)	(123,420)
Professional services		(44,561)	(34,772)	(34,147)
Technology and development		(396,109)	(345,775)	(333,880)
Sales and marketing		(48,266)	(43,277)	(41,125)
General and administrative		(62,048)	(44,075)	(54,242)
Depreciation		(19,910)	(18,140)	(19,830)
Impairment and amortization of intangible assets		(8,286)	(12,838)	(23,790)

Operating income		244,999	206,486	136,846
Interest and other expense, net (including interest payable to related parties of $26,823, $34,452 and $12,497 in the years ended June 30, 2011, 2010 and 2009, respectively)		(205,583)	(66,269)	(76,602)
Costs of take-private transaction (including $65,946 payable to related parties)		—	—	(124,536)

Income (loss) from continuing operations before income tax expense		39,416	140,217	(64,292)
Income tax expense		(25,497)	(32,642)	(12,008)

Net income (loss) from continuing operations		13,919	107,575	(76,300)
Net income of discontinued operations		8,586	9,207	13,258
Gain on disposal of discontinued operations		229,681	—	—

Net income (loss)		$252,186	$116,782	$(63,042)

Net income (loss) per share:
Series B ordinary shares
Basic and diluted net income (loss) per share from continuing operations		$0.48	$3.75	$(1.64)
Basic and diluted net income per share from discontinued operations		$8.30	$0.32	$0.29

Basic and diluted net income (loss) per share		$8.78	$4.07	$(1.35)

Series A ordinary shares
Basic and diluted net loss per share from continuing operations				$(1.64)
Basic and diluted net income per share from discontinued operations				$0.29

Basic and diluted net loss per share				$(1.35)

Unaudited basic and diluted pro forma net income per share	$

For clarity of presentation, other elements of these consolidated statements of operations resulting from transactions with related parties are disclosed in Note 14.

The accompanying notes are an integral part of these consolidated financial statements.

NDS Group Limited

Consolidated Statements of Comprehensive Income

	For the year ended June 30,
(in thousands)	2011	2010	2009
Net income (loss)	$252,186	$116,782	$(63,042)

Other comprehensive income (loss):
Gains (losses) on cash flow hedges	$(8,543)	$(16,087)	$(3,524)
Transferred to income statement	13,220	8,403	1,354

Net gains (losses) on cash flow hedges in other comprehensive income	$4,677	$(7,684)	$(2,170)

Foreign exchange gains (losses)	$2,912	$(8,509)	$(30,427)
Transferred to income statement on disposal of discontinued operations	(4,697)	—	—

Net foreign exchange gains (losses)	$(1,785)	$(8,509)	$(30,427)

Actuarial gains (losses) on defined benefit pension plan	$67	$(538)	$2,159

Total other comprehensive income (loss), before income tax	$2,959	$(16,731)	$(30,438)
Income taxes on items of other comprehensive income (loss)	2,126	2,302	3

Total other comprehensive income (loss), net of income taxes	$5,085	$(14,429)	$(30,435)

Net comprehensive income (loss)	$257,271	$102,353	$(93,477)

The accompanying notes are an integral part of these consolidated financial statements.

NDS Group Limited

Consolidated Balance Sheets

(in thousands, except share amounts)	June 30, 2011	June 30, 2010
ASSETS
Current Assets:
Cash and cash equivalents	$44,502	$119,145
Restricted cash	6,536	5,573
Accounts receivable, net	188,772	134,431
Other current assets	100,993	89,720
Inventories, net	54,515	58,440

Total current assets	395,318	407,309
Property, plant and equipment, net	47,225	44,370
Goodwill	78,309	121,067
Other intangibles, net	17,836	39,930
Other non-current assets	155,779	150,964

Total assets	$694,467	$763,640

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$21,294	$39,039
Accounts payable	36,840	19,305
Deferred income	71,996	73,384
Other current liabilities	135,559	128,546

Total current liabilities	265,689	260,274
Long-term debt	1,039,255	1,357,734
Deferred income	—	11,440
Other non-current liabilities	117,919	119,859

Total liabilities	$1,422,863	$1,749,307

Shareholders’ equity:
Series B ordinary shares(1) 28,709,115 shares outstanding as of June 30, 2011 and 2010	$287	$287
Series C ordinary shares(1) 2,495,975 shares outstanding as of June 30, 2011 and 2010	25	25
Series C ordinary shares owned by Employee Benefit Trust 218,495 shares as of June 30, 2011 and 2010	(525)	(525)
Additional paid-in capital	428,347	428,347
Accumulated deficit	(1,175,607)	(1,427,793)
Accumulated other comprehensive income	19,077	13,992

Total shareholders’ equity	$(728,396)	$(985,667)

Total liabilities and shareholders’ equity	$694,467	$763,640

(1)	Authorized share capital includes 52,000,000 Series B ordinary shares and 2,495,975 Series C ordinary shares as of June 30, 2011 and June 30, 2010. Other authorized share capital is disclosed in Note 12.

For clarity of presentation, elements of these consolidated balance sheets resulting from transactions with related parties are disclosed in Note 14.

The accompanying notes are an integral part of these consolidated financial statements.

NDS Group Limited

Consolidated Statements of Cash Flows

	For the year ended June 30,
(in thousands)	2011	2010	2009
Cash flows from operating activities:
Net income (loss)	$252,186	$116,782	$(63,042)
Adjustments to reconcile net income to net cash provided by operating activities:
Net income from discontinued operations	(8,586)	(9,207)	(13,258)
Gain on disposal of discontinued operations	(229,681)	—	—
Take-private transaction costs	—	—	124,536
Amortization expense	8,286	12,838	23,790
Depreciation expense	19,910	18,140	19,830
Equity-based compensation expense	—	—	10,797
Excess tax benefits from employee stock options	—	—	(7,677)
Foreign exchange losses (gains) on long-term debt	60,559	(72,901)	15,788
Foreign exchange losses on cash	1,839	3,103	6,998
Non-cash interest	48,718	49,247	8,252
Changes in fair value of derivative financial instruments	(15,505)	(6,561)	14,098
Impairment of investments	300	—	—
Amortization of deferred costs of issuing debt	41,430	6,698	4,852
Gain on buy-back of long-term debt	—	—	(3,368)
Deferred taxes	3,495	5,066	(3,200)
Changes in operating assets and liabilities:
Inventory	(2,137)	17,878	8,872
Deferred income	(7,013)	(61,295)	(64,493)
Receivables and other assets	(90,707)	(358)	11,102
Payables and other liabilities	73,459	(11,385)	5,231
Accrued interest	(26,206)	14,144	15,063
Current taxes	(433)	6,147	(14,293)

Net cash flows of operating activities of continuing operations	129,914	88,336	99,878
Net cash flows of operating activities of discontinued operations	9,946	23,127	7,113

Net cash provided by operations	$139,860	$111,463	$106,991

Cash flows from investing activities:
Purchases of property, plant & equipment	$(23,308)	$(20,816)	$(14,022)
Purchases of investments	(227)	(12,566)	—
Movement in restricted cash	(743)	552	155
Proceeds from sale of discontinued operations	291,831	—	—
Payments in respect of acquisitions	—	—	(1,088)

Net cash flows of investing activities of continuing operations	267,553	(32,830)	(14,955)
Net cash flows of investing activities of discontinued operations	(457)	(25,514)	(5,005)

Net cash flows of investing activities	$267,096	$(58,344)	$(19,960)

Net payments in respect of take-private transaction	$—	$—	$(1,832,845)
Proceeds from other share issuances	—	225	1,115
Proceeds of long-term debt	1,110,727	—	1,254,000
Repayments of long-term debt	(1,569,705)	(46,756)	(50,000)
Costs of raising debt finance	(27,448)	—	(51,551)
Excess tax benefits from employee stock options	—	—	7,677

Net cash flows of financing activities of continuing operations	(486,426)	(46,531)	(671,604)
Net cash flows of financing activities of discontinued operations	—	—	—

Net cash flows of financing activities	$(486,426)	$(46,531)	$(671,604)

Net cash inflow (outflow)	$(79,470)	$6,588	$(584,573)
Cash and cash equivalents, beginning of period	119,145	115,740	728,712
Foreign exchange movements	4,827	(3,183)	(28,399)

Cash and cash equivalents, end of period	$44,502	$119,145	$115,740

Supplementary information:
Cash interest received	$859	$285	$11,058
Cash interest paid	$(87,772)	$(72,842)	$(24,652)
Taxes paid	$(22,435)	$(21,429)	$(29,501)

The accompanying notes are an integral part of these consolidated financial statements.

NDS Group Limited

Consolidated Statements of Equity

(in thousands)	Series A ordinary shares(1)	Series B ordinary shares(1)	Series C ordinary shares(1)	Shares owned by Employee Benefit Trust(1)	Deferred shares(1)	Additional paid-in Capital	Accumulated Other Comprehensive Income	Retained earnings	Total shareholders’ Equity
As of July 1, 2008	$162	$420	$—	$—	$64,103	$590,663	$58,856	$216,201	$930,405
Comprehensive income	—	—	—	—	—	—	(30,435)	(63,042)	(93,477)
Equity-based compensation	—	—	—	—	—	39,620	—	—	39,620
Settlement of equity awards	29	—	—	—	—	67,354	—	—	67,383
Excess tax benefits from settlement of equity-based awards	—	—	—	—	—	7,678	—	—	7,678
Cancellation of Deferred shares	—	—	—	—	(64,103)	64,103	—	—	—
Distributions to holders of Series A ordinary shares	(191)	—	—	—	—	(1,207,524)	—	—	(1,207,715)
Distributions to holders of Series B ordinary shares	—	(280)	—	—	—	(68,514)	—	(1,697,734)	(1,766,528)
Issue of new Series B ordinary shares	—	147	—	—	—	928,652	—	—	928,799
Issue of new Series C ordinary shares	—	—	25	—	—	5,975	—	—	6,000
Cost of shares purchased by Employee Benefit Trust	—	—	—	(750)	—	—	—	—	(750)

As of June 30, 2009	$—	$287	$25	$(750)	$—	$428,007	$28,421	$(1,544,575)	$(1,088,585)

(1)	For clarity of presentation, share numbers are separately presented in Note 12.

The accompanying notes are an integral part of these consolidated financial statements.

(in thousands)	Series A ordinary shares(1)	Series B ordinary shares(1)	Series C ordinary shares(1)	Shares owned by Employee Benefit Trust(1)	Deferred shares(1)	Additional paid-in Capital	Accumulated Other Comprehensive Income	Retained earnings	Total shareholders’ Equity
As of June 30, 2009	$—	$287	$25	$(750)	$—	$428,007	$28,421	$(1,544,575)	$(1,088,585)
Comprehensive income	—	—	—	—	—	—	(14,429)	116,782	102,353
Issue of new Series B ordinary shares	—	—	—	—	—	340	—	—	340
Cost of shares sold by Employee Benefit Trust	—	—	—	225	—	—	—	—	225

As of June 30, 2010	$—	$287	$25	$(525)	$—	$428,347	$13,992	$(1,427,793)	$(985,667)
Comprehensive income	—	—	—	—	—	—	5,085	252,186	257,271

As of June 30, 2011	$—	$287	$25	$(525)	$—	$428,347	$19,077	$(1,175,607)	$(728,396)

(1)	For clarity of presentation, share numbers are separately presented in Note 12.

The accompanying notes are an integral part of these consolidated financial statements.

NDS Group Limited

Notes to Consolidated Financial Statements

Note 1. Description of business

NDS Group Limited (the “Company”) is domiciled in the United Kingdom, incorporated in Great Britain and registered in England and Wales. The Company is engaged in the business of supplying pay-television platform operators and other digital content owners with enabling technologies and end-to-end solutions for the distribution of paid-for digital content to consumers. The Company has clients throughout the world and has research and development facilities, customer support operations and administrative offices in the United Kingdom, Israel, France, Sweden, Germany, India, China, Singapore, Hong Kong, South Korea, Australia and the United States.

There is a common management structure across the Company, which ensures that the various subsidiary entities of the continuing business operate in a coordinated and complementary manner. The continuing business of the Company is managed as a single operating unit or segment.

In January 2011, the Company disposed of its OpenBet business (see Note 5). The OpenBet business comprised several subsidiaries which operated together as a separate segment of the Company’s business. The results of the OpenBet business are classified as discontinued operations in these consolidated financial statements.

Note 2. Summary of significant accounting policies

These consolidated financial statements of the Company are stated in U.S. dollars, and have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). Unless the text indicates otherwise, all financial information, except share and per share amounts, is stated in thousands of U.S. dollars.

The Company’s fiscal year ends on the Sunday closest to June 30. Fiscal year 2011 included 53 weeks, with the 53rd week falling in the fourth fiscal quarter, while fiscal years 2010 and 2009 included 52 weeks. All references to June 30, 2011, June 30, 2010 and June 30, 2009 relate to the twelve month periods ended July 3, 2011, June 27, 2010 and June 28, 2009, respectively. For convenience purposes, the Company continues to date its financial statements as of June 30.

The significant accounting policies adopted by the Company are summarized below.

Principles of consolidation

The consolidated financial statements include the accounts of all controlled subsidiaries. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by ASC 810, Consolidation (“ASC 810”), and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated in accordance with ASC 810. The Company has no relationships with variable interest entities. All significant intercompany accounts and transactions have been eliminated in consolidation.

Acquisitions of controlled entities are accounted for using the purchase method of accounting. The results and cash flows of businesses acquired or sold are consolidated for the periods from or to the date on which control passed to or from the Company. When the Company ceases to have a controlling interest in a consolidated subsidiary, a gain or loss is recognized in net income upon deconsolidation.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Because of the use of estimates inherent on the financial reporting process, actual results could differ from those estimates.

Foreign currency

The reporting currency of the Company is the U.S. dollar. The functional currency of each of the entities which are consolidated in these financial statements is the currency of the primary economic environment in which each entity operates.

Normal trading activities denominated in foreign currencies are recorded in the functional currency of the relevant entity at actual exchange rates as of the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are reported at the rates of exchange prevailing at the balance sheet date, with any resulting gain or loss being recorded in the consolidated statement of operations.

The results and cash flows of entities whose functional currency is not the U.S. dollar are converted into U.S. dollars at the average rates of exchange during the period and their balance sheets at the rates prevailing at the balance sheet date. Resulting foreign exchange differences are recorded in other comprehensive income. On disposal of an entity whose functional currency is not the U.S. dollar, the accumulated foreign exchange differences attributable to that entity are transferred from other comprehensive income and form part of the gain recorded on disposal of that entity.

Cash, cash equivalents and restricted cash

Cash and cash equivalents consist of cash on hand, cash deposits with banks repayable on demand and fixed term cash deposits with banks with original maturities of three months or less.

Restricted cash is held to support guarantees issued by banks to various vendors, principally lessors of leasehold properties occupied by the Company. The Company could access the restricted cash subject to providing acceptable alternative security to the vendors.

Cash, cash equivalents and restricted cash balances are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. These deposits may be redeemed upon demand or have original terms of up to three months. They are maintained with financial institutions of reputable credit and therefore bear minimal credit risk.

Inventories

Inventories are valued at the lower of cost (calculated on a first in, first out basis) or market value. Cost represents purchase price and, in respect of manufactured or processed items, includes an appropriate proportion of production overheads. Market value is based on estimated selling price, less further costs expected to be incurred to completion and disposal. A reserve is established for obsolete, slow-moving or defective items where appropriate.

Contract work-in-progress represents the cost of purchased goods and services and the direct labor cost of work undertaken for client contracts, where such costs can be clearly related to development and integration work for which the associated revenue has not been recognized.

Where the Company has supplied smart cards and other hardware as an integral part of a support and maintenance contract but has received no initial sale consideration, the cost of the smart cards is deferred and amortized over the term of the support and maintenance contract.

Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation is recorded using the straight-line method over estimated useful lives of three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of their useful lives or the life of the lease. Costs associated with the repair and maintenance of property are expensed as incurred.

The Company leases premises which it occupies under operating leases with third party landlords. Rentals, net of incentives, are recorded in the consolidated statement of operations on a straight-line basis over the primary term of the lease. Incentive payments related to leasehold improvements are deferred and recorded in the consolidated statement of operations on a straight-line basis over the primary term of the lease. Cash received under such incentive arrangements is included within net cash provided by operating activities.

Changes in circumstances, such as technological advances, changes to the Company’s business model or capital strategy or changes to business plans in different locations, could result in the actual useful lives differing from the Company’s estimates. In those cases where the Company determines that the useful life of buildings and equipment should be shortened, the Company would depreciate the asset over its revised remaining useful life thereby increasing depreciation expense. An impairment test is conducted if circumstances indicate that the carrying value may not be recoverable and any impairment is recorded in the consolidated statement of operations in the period in which it is identified.

Goodwill and other intangible assets

Intangible assets comprise goodwill, intellectual property rights (including patents, licenses over patents, copyrights, designs and know-how relating to developed technologies) and acquired client relationships. Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination, and is recorded as the difference between the cost of acquired businesses and the amounts assigned to their tangible and identifiable intangible net assets. The Company has no indefinite-lived intangible assets other than goodwill. Goodwill is tested for impairment at least annually or more frequently if circumstances indicate that the carrying value is impaired. Any impairment is recorded in the consolidated statement of operations in the period in which it is identified.

Impairment tests for goodwill have been carried out in the fourth quarter of each fiscal year by comparing a reporting unit’s fair value to its carrying value. Fair value has been based on discounted cash flow forecasts derived from the budget for the forthcoming year and projections for the following three years which together form a four-year business plan approved by senior management. Projected revenues were derived from an analysis of performance of existing contracts and assumptions about new business, both from existing clients and new clients. Projected costs were based on assumptions about the headcount required to support the projected revenue.

Intellectual property rights purchased or licensed by the Company are included at cost as other intangible assets and are amortized on a straight-line basis over their useful economic lives. Intellectual property rights and client relationships acquired by way of business combination are included within other intangible assets at fair value estimated as of the date of acquisition. The useful lives of purchased or licensed intellectual property rights and client relationships are considered on a case-by-case basis. The estimates of the periods over which benefits will accrue to the Company in respect of other intangible assets have ranged from three to fourteen years. An impairment test is conducted if circumstances indicate that the carrying value may not be recoverable and any impairment is recorded in the consolidated statement of operations in the period in which it is identified.

Financial instruments

All derivative financial instruments are recorded at fair value. Where the derivative financial instrument is held in a designated effective hedge relationship, movements in fair value are recorded within other comprehensive income until such time as the contract is settled, whereupon the realized gains or loss is recorded within finance expense, net in the consolidated statement of operations. Changes in fair value of derivative financial instruments not held as part of an effective hedge relationship are recorded within the consolidated statement of operations.

Revenue recognition

Revenue is derived from the licensing of software, the sale of smartcards, the provision of maintenance services, the customization of software, systems integration services, the provision of other hardware, and the provision of other services, including consultancy and design. The Company earns revenues from the initial supply of a solution and aims to earn incremental revenues as its clients grow their subscriber bases and expand their deployment of the Company’s technologies. Such growth generates ongoing revenues from the sale of additional smart cards, the receipt of additional license fees or royalties as further unique devices are deployed, and the receipt of additional support and maintenance services, which are typically charged based on the number of households using technology supplied by the Company. Over 70% of the Company’s revenue in each of the three years ended June 30, 2011 was earned subsequent to the supply of a customer solution and the associated software. Revenue from the supply of an initial solution comprises fees for the customization of software and associated design and systems integration services. Subsequent to the supply of an initial solution, the Company also earns revenue from the supply of additional software elements which provide further features and functions as enhancements to the initial system.

The Company recognizes revenue when persuasive evidence of an arrangement exists, the fees are fixed or determinable, the product or service has been delivered and collectability is reasonably assured. Revenue is stated net of value added and similar taxes. If an arrangement contains more-than-incidental software elements, the relevant accounting guidance is contained within ASC 985—Software (“ASC 985”). If an arrangement is not within the scope of ASC 985, then the more general guidance contained in ASC 605—Revenue (“ASC 605”) is relevant. Revenue from the licensing and customization of software and from systems integration is accounted for under ASC 985. Revenue from the sale of smart cards and the provision of maintenance services is initially accounted for under ASC 985 if these elements are supplied as part of an initial system. The smart card is a hardware device which provides the platform operator with a means of expanding its usage of the previously-supplied conditional access system by authorizing additional subscribers onto the system. In many instances, revenue from the sale of smart cards and the provision of maintenance services is accounted for under ASC 605 because the sale of these items continue long after the original software has been supplied and are frequently the subject of new, materially amended, or separate contractual arrangements. Revenue from the provision of other hardware, and the provision of other services, including consultancy and design, is usually accounted for under ASC 605 because there are no software deliverables associated with such arrangements.

The Company limits the amount of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services or other future performance obligations. Where incremental revenue is receivable based on the number of devices deployed but is not dependent on future delivery of software, revenue is recognized when it becomes fixed or determinable, which is typically when the Company has been notified that the devices are deployed. The Company’s contracts are not subject to customer-specified return or refund privileges.

Multiple Element Arrangements

In October 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-13, “Multiple Deliverable Revenue Arrangements,” which amended the accounting standards for revenue arrangements with multiple deliverables. This guidance was applied in the year ended June 30, 2011 to contracts entered into or materially modified after June 15, 2010. When a sales arrangement contains multiple elements, such as hardware and software components, licenses and/or services, the Company allocates revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (“VSOE”) if available, third party evidence (“TPE”) if VSOE is not available, or estimated selling price (“ESP”)

if neither VSOE nor TPE is available. In multiple element arrangements where more-than-incidental software deliverables are included, revenue is allocated to each separate unit of accounting for each of the non-software deliverables and to the software deliverables as a group using the relative selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. If the arrangement contains more than one software deliverable, the arrangement consideration allocated to the software deliverables as a group is then allocated to each software deliverable using the guidance for recognizing software revenue, as amended, which is based on VSOE.

In October 2009, the FASB also issued new guidance to remove from the scope of software revenue recognition guidance tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality.

For the years ended June 30, 2010 and 2009 and for later periods in respect of contracts entered into before, and not materially modified after, June 15, 2010, the Company follows the previous guidance for revenue arrangements with multiple deliverables prior to the adoption of ASU No. 2009-13. For a sales arrangement with multiple elements, the Company allocates revenue to each element based on its relative fair value, or for software, based on VSOE of fair value. In the absence of fair value for a delivered element, the Company first allocates revenue to the fair value of the undelivered elements and the residual revenue to the delivered elements. Where the fair value for an undelivered element cannot be determined, the Company defers revenue for the delivered elements until the undelivered elements are delivered or the fair value is determinable for the remaining undelivered elements.

The new accounting guidance is effective for revenue arrangements entered into or materially modified after June 15, 2010. The standards permit prospective or retrospective adoption as well as early adoption. The Company adopted the guidance as of the effective date on a prospective basis. The new guidance has not had a material effect on the Company’s revenue in the year ended June 30, 2011. This is because substantially all of the Company’s revenue in the year ended June 30, 2011 is derived from contracts entered into prior to, and not materially modified after, June 15, 2010. However, the new guidance could have a material impact on revenues recognizable in future periods.

The Company evaluates each deliverable in an arrangement to determine whether they represent separate units of accounting. A deliverable constitutes a separate unit of accounting when: i) the delivered element(s) have value to the client on a stand-alone basis, and (ii) delivery of the undelivered element(s) is probable and substantially in the control of the Company. When both criteria are met, revenue is recognized for each element separately in accordance with the relevant guidance.

In practice, the Company usually concludes that no element supplied as part of an initial system has standalone value until the system has been accepted. Once an initial system has been accepted, subsequent sales of smart cards and the provision of services are treated as separate units of accounting. A substantial proportion of the Company’s revenue is derived from the sale of smart cards and the provision of maintenance and other services not involving software, from arrangements entered into or substantially modified after the acceptance of the initial system. System enhancements and the provision of additional software features are typically dealt with via a change request process under which terms are negotiated as and when the specification is agreed and are usually considered as separate contractual arrangements from the arrangement for the initial system supply. Again, in practice, the Company usually concludes that a change request involving one or more software elements cannot be separated into different units of accounting because it is not possible to identify VSOE of fair value for each undelivered element.

In applying the revenue recognition guidance, the Company recognizes revenue for separate elements as follows:

Licenses and royalties—License and royalty income arising prior to acceptance of an initial system or prior to the delivery of all software elements is deferred until the system has been accepted and all software elements have been delivered. This is because it is not possible to determine the VSOE of fair value of any undelivered software elements. License and royalty income continues to arise after the system solution software has been delivered as further devices are deployed by the client to its subscribers. Such revenue is recognized when it is fixed or determinable, which is typically when the Company receives reports from the platform operator or the set-top box manufacturer of the number of units deployed or manufactured. Where license fees and royalties include an element of post-contract support, the revenue is recorded over the term of the license, limited to the extent that cash amounts due under the contract are received.

Smart cards—The Company sells smart cards which are a hardware component essential for the client to be able to use software components of a conditional access system. Small volumes of smart cards may be supplied before the software components have been accepted by the client. Because smart cards supplied as part of an initial system, or prior to acceptance of an initial system, have no stand-alone value until the system is complete, they are not identifiable as a separate unit of accounting until after the system is complete. Accordingly, revenue is deferred until the system has been accepted and all software elements delivered. Subsequent to the delivery and acceptance of the initial software components, the Company generates revenue from the ongoing sale of smart cards, typically under a separate arrangement. Revenue derived from sales of smart cards is recognized upon delivery of the smart cards in accordance with contractual terms and when the fee is fixed or determinable. In instances where the amount charged to the client is dependent upon the number of smart cards in use in a particular period, the fee may only become fixed or determinable once the necessary reports have been received from the platform operator. Such arrangements generate an on-going monthly revenue stream, are frequently bundled with maintenance services, and may result in no revenue being recognized when the smart cards are delivered. Appropriate provision is made for warranty and similar arrangements agreed with clients.

Software customization and integration—Most of the arrangements under which the Company supplies software require software components to be customized and integrated. Arrangements that involve customization of the Company’s software components are accounted for as long-term contracts. Revenue is generally deferred until all elements have been delivered or until the Company has VSOE of fair value of the undelivered elements. For arrangements that involve customization of the Company’s software components to form a complete system over an extended period of time, the Company generally recognizes revenue using the percentage-of-completion method based on the percentage of costs incurred to date compared to the total estimated costs to complete the contract. When revenues or costs associated with such contracts cannot be reliably estimated or the contract contains other inherent uncertainties, revenues are deferred until the project is complete and client acceptance is obtained. When current estimates of total contract revenue and contract costs indicate a contract loss, the loss is recognized in the period it becomes evident.

Services—The Company performs various services including consultancy, design, integration, development, support and security maintenance services for platform operators. Services performed that are essential to the functionality of software deliverables are accounted for in a manner consistent with that followed for the associated software since it is usually not possible to treat the software and the integration or development service as separate units of accounting. Revenue from software maintenance, technical support and unspecified upgrades is generally recognized over the period that these services are delivered. In some instances, the maintenance of security includes a requirement to replace a population of smart cards with a supply of “changeover cards” which is considered a separate unit of accounting. In such instances, an amount of the maintenance income is deferred and is recognized when the changeover cards are delivered. The amount of such maintenance revenue to be deferred is based on the VSOE of the fair value of the undelivered future changeover cards. No such arrangements were entered into, or materially modified, after June 15, 2010. All other services are accounted for under general revenue recognition guidelines. For fixed fee arrangements, revenue for services is generally recognized ratably over the contract term. For service arrangements priced on a time and materials basis, revenue is recognized monthly as earned.

Other hardware—The Company may supply other hardware components as part of the delivery of the software system. In situations where this aids the efficiency of systems integration and software development and testing, the hardware components are considered to be a means of delivery of software components and not separable deliverables in their own right. In such circumstances the revenue from hardware is deferred until the associated software revenue is recognized. Where hardware is supplied other than as a means of delivering the software, and where it can be treated as a separate unit of accounting, revenue is recognized upon delivery. Such arrangements typically have no undelivered elements after delivery has occurred.

Deferred income

Revenue billed but not recognized is recorded in the Company’s consolidated balance sheet as deferred income. Where the revenue is expected to be recognized within one year of the balance sheet date, the deferred income is classified as a current liability; otherwise it is classified as a non-current liability.

Payments to clients

In certain situations, the Company has made payments to clients at the inception of a contract which it was envisaged would be repaid out of future revenues over the term of the contract. Such payments are initially recorded within other assets and subsequently released to the consolidated income statement on a straight-line basis over the term of the contract, as a reduction in revenue. During the year ended June 30, 2010, certain arrangements which had involved such payments were materially modified or terminated and the unamortized payments were expensed.

	For the year ended June 30,
(in thousands)	2011	2010	2009
Deferred, beginning of period	$820	$25,888	$27,978
Payments made in the period	—	5,612	4,435
Amortized as a reduction in revenue	(625)	(8,351)	(6,525)
Residual amount expensed	—	(22,329)	—

Deferred, end of period	$195	$820	$25,888

Direct cost of sales

Direct cost of sales comprises the costs of smart cards, hardware and services purchased for delivery to the client as an integral part of an arrangement and royalties payable to third parties for the use of licensed intellectual property rights forming an integral part of an arrangement with a client.

Research and development costs

Research and development costs are expensed as incurred and, so far as they relate to continuing operations, are included as part of technology and development expenses within the consolidated statement of operations. Amounts incurred were: Year ended June 30, 2011 – $226 million; Year ended June 30, 2010 – $198 million; Year ended June 30, 2009 – $203 million. Capitalization of the development costs of software intended for sale commences upon the establishment of technological feasibility, which is generally when the Company has completed all planning, designing, coding and testing activities that are necessary to establish that the software can be produced to meet its design specifications including functions, features, and technical performance requirements. To date, software development costs incurred between the establishment of technological feasibility and the general availability of the product for sale have not been material.

Advertising costs

Advertising costs are expensed as incurred and, so far as they relate to continuing operations, are included as part of sales and marketing expenses within the consolidated statement of operations. Advertising costs amounted to $0.6 million, $0.5 million and $0.5 million in the year ended June 30, 2011, 2010 and 2009, respectively.

Income taxes

The Company accounts for income taxes using the asset and liability approach for financial accounting and reporting for income taxes. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances are established where management determines that it is more likely than not that some portion or all of a deferred tax asset will not be realized. Deferred taxes have not been provided on the cumulative undistributed earnings of foreign subsidiaries to the extent amounts are expected to be reinvested indefinitely.

From time to time, the Company engages in transactions in which the tax consequences may be subject to uncertainty. Significant judgment is required in assessing and estimating the tax consequences of these transactions. In determining the Company’s tax provision for financial reporting purposes, the Company establishes a reserve for uncertain tax positions unless such positions are determined to be more likely than not of being sustained upon examination by the taxing authorities, based on the technical merits of each position. The Company recognizes interest and penalty charges related to uncertain tax positions as income tax expense, which is consistent with the recognition in prior reporting periods.

Comprehensive income

The components of accumulated other comprehensive income are as follows:

(in thousands)	Foreign currency translation adjustments	Gains and losses on cash flow hedges	Pension plan adjustments	Total accumulated other comprehensive income
July 1, 2008	$66,848	$—	$(7,992)	$58,856
Movement in the year	(30,427)	(2,170)	2,159	(30,438)
Tax on movement in the year	—	608	(605)	3

June 30, 2009	36,421	(1,562)	(6,438)	28,421
Movement in the year	(8,509)	(7,684)	(538)	(16,731)
Tax on movement in the year	—	2,151	151	2,302

June 30, 2010	$27,912	$(7,095)	$(6,825)	$13,992

Movement in the year	(1,785)	4,677	67	2,959
Tax on movement in the year	3,504	(1,361)	(17)	2,126

June 30, 2011	$29,631	$(3,779)	$(6,775)	$19,077

Equity-based compensation

ASC 718, Compensation–Stock Compensation (“ASC 718”) requires that the cost resulting from all equity-based payment transactions be recognized in the consolidated financial statements. ASC 718 establishes fair value as the measurement objective in accounting for equity-based payment arrangements and requires all companies to apply a fair-value-based measurement method in accounting for generally all equity-based payment transactions with employees. Where the terms of an employee equity-based compensation award include a performance condition, no expense is recorded unless and until the Company assesses that the performance condition is probable of being met. The Company has chosen to measure the fair value of each award as a single unit and to attribute the value of the award using a straight-line method.

Government incentives

The Company benefits from various government incentives in certain countries in which it operates. The Company has received grants from the government of the State of Israel towards the cost of certain property, plant and equipment. Such grants are treated as a reduction in the cost of the related asset. The Company has received grants from the French Government towards the cost of certain research and development projects. Such grants are treated as a reduction in research and development costs in the consolidated statement of operations. In certain jurisdictions, the Company benefits from reduced income tax rates and/or the benefit of certain tax allowances. Such benefits reduce the Company’s income tax expense.

Recent accounting pronouncements

In addition to the changes effective July 1, 2010 regarding revenue recognition which are discussed above, the following new accounting pronouncements are relevant to the Company:

On July 1, 2009, the Company adopted the provisions of ASC 805, Business Combinations (“ASC 805”), which significantly changed the Company’s accounting for business combinations on a prospective basis in a number of areas, including the treatment of contingent consideration, pre-acquisition contingencies, transaction costs, and restructuring costs. In addition, under ASC 805, changes in an acquired entity’s deferred tax assets and uncertain tax positions after the measurement period are included in income tax expense. Adoption of ASC 805 had no impact on the Company’s net income from continuing operations. The Company’s net income from discontinued operations was reduced by approximately $0.8 million in the year ended June 30, 2010 as a result of adopting ASC 805.

In June 2010, the Company adopted the provisions of ASC 715, Compensation–Retirement Benefits, which expand the disclosure requirements of defined benefit plans. The expanded disclosure requirements include: (i) investment policies and strategies; (ii) the major categories of plan assets; (iii) the inputs and valuation techniques used to measure plan assets; (iv) the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period; and (v) significant concentrations of risk within plan assets. (See Note 16).

In December 2010, the FASB issued authoritative guidance which modifies the requirements of step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The Company will adopt this guidance in the first quarter of fiscal 2012. The Company does not believe that adoption of this guidance will have a material effect on its consolidated financial statements.

In June 2011, the FASB issued an amendment to ASC 220, Comprehensive Income, which requires companies to present net income and other comprehensive income in a single continuous statement, or in two separate, but consecutive, statements. These consolidated financial statements comply with the revised guidance.

In January 2010, the FASB issued new guidance for fair value measurements and disclosures. The guidance improves disclosures about fair value measurements by requiring a greater level of disaggregated information and more robust disclosures about valuation techniques and inputs to fair value measurements. In addition, the guidance requires separate disclosure of amounts of significant transfers in and out of Levels 1 and 2 of the fair value hierarchy and a reconciliation of fair value measurements using significant unobservable inputs (Level 3 of the fair value hierarchy). The Company has adopted the disclosure requirements of this standard, which did not have a material impact on its consolidated financial statements.

Subsequent events

These consolidated financial statements include an evaluation of subsequent events through September 30, 2011, the date on which these consolidated financial statements were available to be issued.

Note 3. Take-private transaction

Prior to February 5, 2009, a minority of the Company’s share capital (comprising all of the issued Series A ordinary shares ) was publicly-owned and traded on NASDAQ, with the majority of the Company’s share capital (comprising all of the issued Series B ordinary shares and Deferred Shares of £1 each) being owned by a wholly owned subsidiary of News Corporation. On February 5, 2009, the Company completed a series of transactions (the “take-private transaction”) under which the Company became a privately-owned company, owned 51 percent by Nuclobel Lux 1 S.à r.l. and Nuclobel Lux 2 S.à r.l. (together, the “Nuclobel Entities”), two newly incorporated companies formed by funds (the “Permira Funds”), which are advised by Permira Advisers LLP and associated entities (collectively with the Permira Funds, “Permira”), and 49 percent by News Corporation. The take-private transaction was recommended to holders of Series A ordinary shares by an Independent Committee comprising the independent non-executive Directors of the Company.

The take-private transaction included a Scheme of Arrangement under Part 26 of the UK Companies Act 2006, and was effected by means of:

(1)	cancelling all of the outstanding Series A ordinary shares, (including shares represented by the American Depositary Shares of the Company and which were traded on NASDAQ) in exchange for consideration of $63.00 per Series A ordinary share in cash;

(2)	canceling approximately 67 percent of the Series B ordinary shares held by NDS Holdco, Inc. for consideration of $63.00 per Series B ordinary share, paid in a combination of cash and loan notes issued by the Company; and then

(3)	issuing to the Nuclobel Entities new Series B ordinary shares representing 51 percent of the Company’s then outstanding Series B ordinary shares.

The Company funded the cancellation payments through utilization of existing cash, through $1,254 million of new bank debt, and through a Vendor Loan Note of $242 million issued to News Corporation.

Prior to completion of the take-private transaction, the terms of all outstanding unvested equity awards were modified to allow for immediate vesting and all then-outstanding vested equity awards were settled by issuing new Series A ordinary shares to enable holders to participate in the take-private transaction. Additionally, all of the Company’s Deferred shares of £1 each, which were all owned by NDS Holdco, Inc., were cancelled for no consideration.

On February 6, 2009, the shareholdings of News Corporation were marginally diluted as a result of the subscription for new Series B ordinary shares and new Series C ordinary shares in Company by certain members of the Company’s management.

Costs associated with the take-private transaction in the year ended June 30, 2009 were as follows:

(in thousands)
Legal, professional and investment banking expenses	$54,661
Modification of terms of unvested equity awards	28,825
Other costs	10,220
Fees paid to News Corporation and Permira	30,305
Fees paid to members of the Independent Committee	525

$124,536

Legal, professional and investment banking expenses includes $35.6 million of expenses that were incurred by News Corporation and the Permira Funds and which were charged to the Company.

Cash payments in connection with the take-private transaction in the year ended June 30, 2009 were as follows:

(in thousands)
Total costs, as above	$(124,536)
Add back expense for modification of terms of unvested equity awards	28,825

(95,711)

Proceeds from equity awards	68,560
Payments to holders of Series A ordinary shares	(1,207,715)
Payments to holders of Series B ordinary shares	(1,524,528)
Proceeds from issue of new shares	926,549

Net cash out flow	$(1,832,845)

Non-cash payments in connection with the take-private transaction comprised the issue of a Vendor Loan Note of $242.0 million to holders of Series B ordinary shares and advances to part-fund issue of new shares to management amounting to $7.5 million.

Distributions to shareholders have been charged to additional paid-in capital to the maximum extent permitted by UK corporate law.

Note 4. Net income (loss) per share

In the periods covered by these consolidated financial statements, the Company has had multiple classes of shares. The Company has followed the two-class method to compute basic and diluted net income per share, under which earnings are allocated to each class of participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed.

Prior to February 5, 2009, the Company had two classes of participating securities in issue, Series A ordinary shares and Series B ordinary shares. The rights of each class were identical except in terms of votes. On February 5, 2009, all Series A ordinary shares were cancelled as part of the take-private transaction, the terms of the Series B ordinary shares were modified, and additional separate classes of Series C ordinary shares and Series D ordinary shares were created. The terms of the classes of participating securities in issue subsequent to February 5, 2009 are such that all of the earnings of the Company arising after February 5, 2009 are attributed to the Series B ordinary shares. Accordingly, earnings for the year ended June 30, 2009 were allocated between Series A ordinary shares and Series B ordinary share in proportion to the weighted average number of shares of each class in issue for the year. Neither basic nor diluted earnings per share figures are presented for either of Series C ordinary shares or Series D ordinary shares.

The Company had granted options over shares in OpenBet Technologies Limited, a wholly owned subsidiary, which was sold in January 2011 and which comprises the discontinued operations of the Company for all period covered by these consolidated financial statements. The Company has determined that those options are anti-dilutive so far as the Company’s classes of participating security are concerned, and accordingly the effect of those options has been excluded from determination of the Company’s earnings per share. Options over shares in OpenBet Technologies Limited equated to approximately 7.8% of the diluted share capital of OpenBet Technologies Limited as of the date of sale.

The numerator and denominator used in the calculation of earnings per share were as follows:

	For the year ended June 30,
(in thousands, except share amounts)	2011	2010	2009
Net income (loss) from continuing operations, attributable to:
Series A ordinary shares	$—	$—	$(16,202)
Series B ordinary shares	13,919	107,575	(60,098)

	$13,919	$107,575	$(76,300)

Net income from discontinued operations, attributable to:
Series A ordinary shares	$—	$—	$2,815
Series B ordinary shares	238,267	9,207	10,443

	$238,267	$9,207	$13,258

Net income (loss), attributable to:
Series A ordinary shares	$—	$—	$(13,387)
Series B ordinary shares	252,186	116,782	(49,655)

	$252,186	$116,782	$(63,042)

Weighted average number of Series A shares in issue	—	—	9,889,208

Weighted average number of Series B shares in issue	28,709,115	28,706,230	36,682,086

As noted above, there were no potentially dilutive Series B shares for any period covered by these consolidated financial statements and accordingly, diluted net income per Series B share is identical to basic net income per Series B share.

Unaudited pro forma net income per share

The Company presents unaudited pro forma net income per share to illustrate the effect of the proposed reorganization whereby each ordinary share in NDS Group Limited will be converted into a specified number of common shares in NDS Group Holdings Limited. The unaudited pro forma basic and diluted net income per share assume that Series B, Series C and Series D ordinary shares (or options over such shares) in NDS Group Limited converted into common shares (or options over such shares) in NDS Group Holdings Limited on             ,             and according to the following conversion factors:

1 Series B ordinary share =             common shares

1 Series C ordinary share =             common shares

1 Series D ordinary share =             common shares

The numerator and denominator for the unaudited pro forma basic and diluted net income per share were calculated as follows:

Note 5. Acquisitions and Disposals of Businesses

Disposal during the year ended June 30, 2011

On January 31, 2011, the Company completed the disposal of the OpenBet business for cash consideration of $307.2 million, net of costs. The OpenBet business comprised a separate segment of the Company’s business and its results of operations and cash flows are shown as discontinued operations for all periods in these consolidated financial statements. The Company recorded a gain on sale of the OpenBet business of $229.7 million, inclusive of accumulated foreign exchange gains transferred from other comprehensive income of $4.7 million. The disposal was exempt from taxation.

The results of operations of the OpenBet business were as follows:

	For the year ended June 30,
(in thousands)	2011	2010	2009
Revenue	$53,758	$54,967	$46,195

Income before income taxes	$12,093	$13,978	$16,624
Income tax expense	(3,507)	(4,771)	(3,366)

Net income of discontinued operations	$8,586	$9,207	$13,258

The assets and liabilities of the discontinued operations were as follows:

(in thousands)	As of date of sale	June 30, 2010	June 30, 2009
Cash	$15,368	$5,444	$8,488
Accounts receivable and other current assets	20,919	18,248	12,483
Inventories	3,567	6,062	—
Plant, property and equipment	4,543	4,262	494
Goodwill	45,327	42,859	38,849
Other intangibles	13,669	14,189	4,953
Accounts payable and other current liabilities	(11,262)	(12,495)	(6,853)
Deferred income	(7,650)	(5,815)	(2,762)
Other non-current liabilities	(2,265)	(3,851)	(1,295)

Net assets of discontinued operations	$82,216	$68,903	$54,357

Net cash received on sale of business	$307,199
Less cash sold with the business	(15,368)

Net cash inflow	$291,831

Acquisition during the year ended June 30, 2010

On May 31, 2010, the Company acquired 100% of Alphameric Solutions Limited (subsequently renamed OpenBet Retail Limited), a UK-based company whose business is the provision of technology for use in retail bookmakers. The business was acquired to enable the OpenBet group to expand its client base and to supply retail solutions to clients already using the OpenBet platform and formed part of the Company’s discontinued operations. The fair value of consideration was $20.7 million, paid in cash. Legal and professional fees and Stamp Duty, amounting in total to $0.8 million have been included within net income of discontinued operations. The contribution of the acquired business to the Company’s net income for the year ended June 30, 2010 was not material, nor would there have been a material contribution had the acquisition occurred at the beginning of the financial year.

The fair value of assets and liabilities acquired was as follows:

(in thousands)
Accounts receivable and other current assets	$4,682
Inventories	4,734
Plant, property and equipment	1,261
Other intangibles	10,896
Other non-current assets	19
Accounts payable and other current liabilities	(2,858)
Deferred income	(2,496)
Other non-current liabilities	(1,851)

Net assets acquired	14,387
Goodwill	6,283

Total consideration paid	$20,670

Cash paid	$20,670
Less cash acquired with the business	—

Net cash outflow	$20,670

Intangible assets other than goodwill represent intellectual property rights of $4.2 million and client relationships of $6.7 million. Goodwill recognized of $6.3 million comprises the fair value of expected synergies arising from acquisition and is not tax deductible.

Acquisition during the year ended June 30, 2009

On December 2, 2008, the Company acquired 100% of Electracade Limited, a UK-based company whose business is the development and supply of games and gaming applications. The business was acquired to expand OpenBet’s portfolio of games and to broaden its client base and formed part of the Company’s discontinued operations. Initial cash consideration and costs amounted $4.3 million. A further payment of $1.1 million was made in the fiscal year ended June 30, 2010 which was contingent upon the revenues and profitability of the acquired business and which was recorded as additional goodwill. The contribution of the acquired business to the Company’s net income for the year ended June 30, 2009 was not material, nor would there have been a material contribution had the acquisition occurred at the beginning of the financial year.

The fair value of assets and liabilities acquired was as follows:

(in thousands)
Cash	$104
Accounts receivable and other current assets	521
Plant, property and equipment	13
Other intangibles	4,460
Accounts payable and other current liabilities	(376)
Deferred income	(141)
Other non-current liabilities	(1,249)

Net assets acquired	3,332
Goodwill	922
Total consideration paid	$4,254

Cash paid	$4,254
Less cash acquired with the business	(104)

Net cash outflow	$4,150

Intangible assets other than goodwill of $4.5 million represent intellectual property rights of $0.9 million, client relationships of $3.1 million, and the benefits of covenants not to compete of $0.5 million. Goodwill recognized of $0.9 million comprises the fair value of expected synergies arising from acquisition and is not tax deductible.

Total cash outflows from business combinations

	For the year ended June 30,
(in thousands)	2011	2010	2009
Related to Alphameric acquisition	$—	$20,670	$—
Related to Electracade acquisition	—	1,141	4,150
Related to previous acquisitions	—	678	531

Related to discontinued operations	$—	$22,489	$4,681

Related to previous acquisitions of continuing operations	$—	$—	$1,088

Note 6. Segment information

The Company considers that its continuing operations comprise a single reportable segment, being the supply of open end-to-end digital technology and services to digital pay-television platform operators and content providers. The Company’s discontinued operations comprised a separate segment. There were no significant transactions between the segments. Information about the Company’s discontinued operations is given in Note 5.

Revenue from continuing operations, analyzed by geographical destination (i.e., the country of operations of the client) was as follows:

	For the year ended June 30,
(in thousands)	2011	2010	2009
United Kingdom	$156,741	$182,799	$166,319
Europe, Middle East and Africa	261,129	229,954	208,855
North America	206,549	202,004	168,344
Latin America	114,963	93,403	72,528
Asia-Pacific	217,479	180,400	151,234

	$956,861	$888,560	$767,280

Revenues comprising more than 5% of total revenues in any of the three years ended June 30, 2011 were derived from individual countries as follows:

	For the year ended June 30,
(in thousands)	2011	2010	2009
United States	$205,504	$202,004	$168,245
United Kingdom	$156,741	$182,799	$166,319
Italy	$76,520	$78,420	$68,699
India	$103,945	$49,661	$55,845
Brazil	$53,848	$31,687	$25,023
China	$35,129	$58,820	$17,155

The following major clients contributed directly and indirectly to more than 10% of the Company’s revenues in each of the three years in the period ended June 30, 2011:

	For the year ended June 30,
(in thousands)	2011	2010	2009
Client A	$163,497	$173,144	$153,670
Client B	$146,174	$181,954	$167,656

The Company’s operations are situated in the United Kingdom, Europe, Israel, the United States and the Asia-Pacific region. Most of the Company’s contracts with clients are entered into with the principal operating company, a UK entity. Many of the costs of the overseas operations are recharged to the Company’s UK subsidiaries.

The contribution of each region to the long-lived assets (other than deferred tax assets) of the Company is as follows:

	June 30,
(in thousands)	2011	2010
United Kingdom	$69,452	$86,588
Europe	33,318	24,785
Israel	82,260	65,649
United States	18,665	17,753
Asia Pacific	84,004	83,071

Long-lived assets of continuing operations	287,699	277,846
Long-lived assets of discontinued operations (all United Kingdom)	—	61,312

Total long-lived assets	$287,699	$339,158

Note 7. Interest and other expense, net

	For the year ended June 30,
(in thousands)	2011	2010	2009
Interest on long-term debt	$106,651	$128,337	$46,342
Amortization of debt issuance costs(1)	41,430	6,698	4,852
Foreign exchange losses (gains) on long-term debt	60,559	(72,901)	15,788
Foreign exchange losses on cash	1,839	3,103	6,998
Changes in fair value of foreign exchange forward purchase contracts	(21,266)	(6,559)	14,096
Losses on interest rate swaps(2)(3)	13,598	8,403	1,354
Gain arising on debt buy-back	—	—	(3,368)
Penalty paid on early repayment of Mezzanine Bank Debt	3,967	—	—
Other interest	(1,195)	(812)	(9,460)

Total interest and other expense, net	$205,583	$66,269	$76,602

(1)	Includes $35.7 million of accelerated amortization recorded in the year ended June 30, 2011 as a consequence of refinancing the Company’s long-term debt.
(2)	Includes $7.2 million in the year ended June 30, 2011, transferred from other comprehensive income on de-designation as an effective cash flow hedge.
(3)	Includes $0.4 million in the year ended June 30, 2011, of losses on revaluation of interest rates swaps not designated as an effective cash flow hedge.

Note 8. Analysis of certain balance sheet accounts

Accounts receivable

Accounts receivable are stated net of valuation reserves as follows:

(in thousands)	June 30, 2011	June 30, 2010
Gross receivables	$190,503	$134,643
Valuation reserve	(1,731)	(212)

Accounts receivable, net	$188,772	$134,431

The movement in the valuation reserve is as follows:

	For the year ended June 30,
(in thousands)	2011	2010	2009
Valuation reserve, beginning of period	$212	$621	$1,490
Additions (reversals)	1,519	49	(903)
Used	—	(458)	34

Valuation reserve, end of period	$1,731	$212	$621

Five clients together comprised 40% of gross accounts receivable as of June 30, 2011. Three clients together comprised 32% of gross accounts receivable as of June 30, 2010. No other client individually comprised more than 5% of gross accounts receivable at either of June 30, 2011 or June 30, 2010.

Inventories

Inventories are stated net of valuation reserves as follows:

(in thousands)	June 30, 2011	June 30, 2010
Smart cards and their components	$39,202	$34,665
Valuation reserves	(1,553)	(1,904)

	37,649	32,761
Deferred smart card costs	13,165	15,110
Other inventory	—	5,103
Contract work-in-progress	3,701	5,466

Inventories, net	$54,515	$58,440

The movements on inventory valuation reserves are as follows:

	For the year ended June 30,
(in thousands)	2011	2010	2009
Valuation reserve, beginning of period	$1,904	$3,469	$4,369
Additions (reversals), net	(351)	(197)	(714)
Used	—	(1,368)	(186)

Valuation reserve, end of period	$1,553	$1,904	$3,469

Unprocessed smart cards and their components are considered to be in the state of work-in-progress. Deferred smart card costs represent the book value of smart cards shipped to clients but for which revenue had not been recognized as of the balance sheet date.

Other assets

Other current assets comprise:

(in thousands)	June 30, 2011	June 30, 2010
Accrued income	$36,039	$54,979
Prepaid and deferred expenses	36,035	24,862
Other	28,919	9,879

Other current assets	$100,993	$89,720

Other non-current assets comprise:

(in thousands)	June 30, 2011	June 30, 2010
Prepaid and deferred expenses	$26,362	$40,196
Severance fund assets	72,222	56,714
Investments	12,493	12,566
Other	44,702	41,488

Other non-current assets	$155,779	$150,964

Investments comprise unlisted shares in entities where the Company does not have significant influence. In the absence of a quoted market price in an active market and due to the fact that fair value cannot be reliably measured, the investments are carried at cost. An investment with a cost of $0.3 million was impaired to nil value during the year ended June 30, 2011 because the Company determined that there was no realistic prospect of realizing value from that investment.

For an explanation of severance fund assets, see Note 16.

Property, plant and equipment

(in thousands)	June 30, 2011	June 30, 2010
Leasehold improvements (Useful lives of 3 to 7 years, or term of lease)	$27,806	$25,884
Plant and equipment (Useful lives of 2 to 5 years)	158,537	133,816

	186,343	159,700
Less accumulated depreciation	(139,118)	(115,330)

Total property, plant and equipment, net	$47,225	$44,370

	For the year ended June 30,
(in thousands)	2011	2010	2009
Depreciation of property, plant and equipment of continuing operations	$19,910	$18,140	$19,830

Operating lease expense of continuing operations	$24,736	$21,832	$20,752

Estimated future minimum rental payments under operating lease arrangements existing as of June 30, 2011 were as follows:

(in thousands)
Year ending June 30, 2012	$27,166
Year ending June 30, 2013	19,616
Year ending June 30, 2014	12,068
Year ending June 30, 2015	8,266
Year ending June 30, 2016	4,314
Thereafter	2,430

Total minimum rental payments	$73,860

Certain of the Company’s property leases contain terms that permit upwards-only rent reviews. It is not possible to quantify the effect, if any, that such reviews may have on future rental payments.

Goodwill and other intangibles

The movement in goodwill was as follows:

	For the year ended June 30,
(in thousands)	2011	2010	2009
Goodwill, beginning of period(1)	$121,067	$117,139	$134,693
Additions and adjustments	—	7,425	927
Impairments	—	—	(9,368)
Disposals	(45,327)	—	—
Foreign exchange movements	2,569	(3,497)	(9,113)

Goodwill, end of period(2)	$78,309	$121,067	$117,139

(1)	Net of accumulated impairment charges of $11.4 million as of July 1, 2008.
(2)	Net of accumulated impairment charges of $20.8 million.

Other intangible assets comprise intellectual property rights and client relationships:

(in thousands)	June 30, 2011	June 30, 2010
Intellectual property rights (Useful lives of 3 to 14 years)	$88,231	$94,730
Client relationships (Useful lives of 6 to 10 years)	22,073	32,031

	110,304	126,761
Less accumulated amortization	(92,468)	(86,831)

Total other intangibles, net	$17,836	$39,930

	For the year ended June 30,
(in thousands)	2011	2010	2009
Amortization and impairment of goodwill and other intangibles of continuing operations	$8,286	$12,838	$23,790

During the fiscal year ended June 30, 2009, it became apparent that expected synergies from the CastUp reporting unit, a business acquired in 2008, were not being realized. As a consequence, an impairment charge of $1.9 million was recorded against the book value of finite-lived intangibles of the CastUp reporting unit. An impairment test of the CastUp reporting unit resulted in the goodwill of $9.4 million being impaired to zero book value.

Based on the current amount of intangible assets subject to amortization, the estimated future amortization expense of the Company measured as of June 30, 2011 is as follows:

Year ending June 30, 2012	$3,788
Year ending June 30, 2013	2,231
Year ending June 30, 2014	1,968
Year ending June 30, 2015	1,940
Year ending June 30, 2016	1,940
Thereafter	5,969

$17,836

Deferred income

Components of deferred income are as follows:

(in thousands)	June 30, 2011	June 30, 2010
Deposits and similar amounts billed in advance	$9,237	$5,745
Deferred security fees	11,440	27,317
Other deferred income	51,319	51,762

	$71,996	$84,824

Included within current liabilities	71,996	73,384
Included within non-current liabilities	—	11,440

	$71,996	$84,824

Other liabilities

Other current liabilities comprise:

(in thousands)	June 30, 2011	June 30, 2010
Accrued expenses	$109,632	$64,214
Accrued interest	1,398	27,580
Payroll and sales taxes	16,341	21,068
Other	8,188	15,684

Other current liabilities	$135,559	$128,546

Other non-current liabilities comprise:

(in thousands)	June 30, 2011	June 30, 2010
Accrued expenses	$109,311	$110,323
Other	8,608	9,536

Other non-current liabilities	$117,919	$119,859

Note 9. Long-term debt

(in thousands)	June 30, 2011	June 30, 2010
Senior bank debt	$—	$778,064
Mezzanine bank debt	—	343,854
Term Loan A	262,549	—
Term Loan B	798,000	—
Vendor Loan Note	—	274,855

Total long-term debt	$1,060,549	$1,396,773

Included with current liabilities	$21,294	$39,039
Included within non-current liabilities	1,039,255	1,357,734

	$1,060,549	$1,396,773

The movement in long-term debt was as follows:

	For the year ended June 30,
(in thousands)	2011	2010	2009
Long-term debt, beginning of period	$1,396,773	$1,466,674	$—
Proceeds from long-term debt	1,110,727	—	1,254,000
Issue of Vendor Loan Note(1)	—	—	242,000
Purchase of debt	—	—	(50,000)
Gain on purchase of debt(1)		—	(3,368)
Repayment of long-term debt	(1,569,705)	(46,756)	—
Interest settled by payment-in-kind notes(1)	49,052	49,756	8,254
Foreign exchange movements(1)	73,702	(72,901)	15,788

	$1,060,549	$1,396,773	$1,466,674

(1)	Non-cash transactions

The expected debt repayment schedule is:

(in thousands)	June 30, 2011
To be repaid during year ending June 30, 2012	$21,294
To be repaid during year ending June 30, 2013	24,617
To be repaid during year ending June 30, 2014	34,587
To be repaid during year ending June 30, 2015	34,587
To be repaid during year ending June 30, 2016	67,821
To be repaid thereafter	877,643

$1,060,549

On February 5, 2009, the Company received loan finance from banks amounting to $1,254 million and issued Vendor Loan Notes to News Corporation of $242 million. In March 2011, the Company entered into new loans agreements with banks and repaid all existing long-term debt, including the Vendor Loan Note (“the refinancing”).

Senior bank debt

As of June 30, 2010, $491.6 million of the Senior bank debt was denominated in US dollars, $204.2 million was denominated in euros and $82.3 million was denominated in sterling. Except for $200 million of Senior bank debt, where the underlying interest rate was fixed at a margin over 2.73% for the term of the loan, the Senior bank debt bore interest at a margin over the relevant currency LIBOR. The margin charged was dependent on certain financial ratios achieved by the Company. The Senior bank debt was repaid in March 2011.

Mezzanine bank debt

As of June 30, 2010, $93.9 million of the Mezzanine bank debt was denominated in US dollars and $249.9 million was denominated in euros. The Mezzanine bank debt ranked behind the Senior bank debt in priority of repayment and calls upon security. The interest rate on the US dollar-denominated portion Mezzanine bank debt was fixed at a rate of 13.75%; 7.5% was payable in cash and 6.25% was payable in payment-in-kind (“PIK”) notes with the same terms as the Mezzanine bank debt. The interest rate on the euro-denominated portion was fixed at a rate of 14.0%; 7.75% was payable in cash and 6.25% was payable in PIK notes with the same terms as the Mezzanine bank debt. Interest of $16.9 million in the year ended June 30, 2010 was paid in PIK notes. The Mezzanine bank debt was repaid in March 2011. An early repayment penalty of $4.0 million was also paid.

Vendor Loan Note

The Vendor Loan Note was denominated in US dollars and bore interest at 13%, payable in six-monthly PIK notes with the same terms as the Vendor Loan Note. The Vendor Loan Note ranked behind the Senior bank debt and the Mezzanine bank debt in priority of repayment and calls upon security. The Vendor Loan Note was repaid in March 2011.

Secured Credit Facilities

Term Loan A. Term Loan A is denominated in euros and bears interest at a margin over the relevant LIBOR, payable in cash. The Term Loan A is repayable by cash installments through March 10, 2017. The margin charged is dependent on certain financial ratios achieved by the Company.

Term Loan B. Term Loan B is denominated in US dollars and bears interest at a margin over the relevant LIBOR (subject to a floor of 100 basis points on the relevant LIBOR), payable in cash. The Term Loan B is repayable by cash installments through March 10, 2018. The margin charged is dependent on certain financial ratios achieved by the Company.

Revolving Credit Facility. Prior to the refinancing, the Company had a multi-currency revolving credit facility of $150 million, none of which was drawn down.

As part of the refinancing, the Company entered into a new multi-currency revolving credit facility of $75 million, of which $58.2 million was drawn down immediately and repaid prior to June 30, 2011. The Revolving Credit Facility bears interest at a margin over the relevant LIBOR, payable in cash. The margin charged is dependent on certain financial ratios achieved by the Company. Drawings, repayments and interest periods can be determined by the Company within customary parameters.

Other Terms

The secured credit facilities are subject to customary covenants covering such matters as EBITDA / interest and financial indebtedness / EBITDA ratios, and impose restrictions on how management can operate the business and make investments or disposals.

The secured credit facilities also provide for mandatory partial prepayment should the Company, amongst other things, generate cash in excess of certain defined amounts, but no such additional payments were required in respect of the year ended June 30, 2011. Excess cash generally equates to the sum of cash generated from operations, less cash used in investing activities, less mandatory and voluntary repayments. The Company is required to repay an amount equal to: (i) 50% of the excess cash, if the leverage ratio at the end of any fiscal year starting the year ending June 2012 is greater than 3.25 to 1.0; (ii) 25% of the excess cash, if the leverage ratio is less than or equal to 3.25 to 1.0 but greater than 2.75 to 1.0; or (iii) none of the excess cash, if the leverage ratio is less than or equal to 2.75 to 1.0.

Substantially all of the Company’s assets are pledged as security under the secured credit facilities.

Other

In June 2009, the Company purchased $25.7 million (nominal) of the Senior bank debt and $27.8 million nominal of the Mezzanine bank debt. The loans were purchased at a discount, resulting in a gain of $3.4 million, which was recorded within interest and other expense, net.

Costs incurred in arranging the long-term debt are deferred and amortized as part of interest and other expense, net using the effective interest rate method. Unamortized costs amounted to $26.4 million and $40.0 million as of June 30, 2011 and June 30, 2010, respectively, and are included within prepaid and deferred expenses as part of other non-current assets.

Note 10. Fair values

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:	quoted (unadjusted) prices in active markets for identical assets and liabilities;

Level 2:	other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3:	techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

The Company held the following derivative financial instruments that are recorded in the consolidated balance sheet at fair value:

(in thousands)	June 30, 2011	June 30, 2010
Forward currency purchase contracts not designated as an effective hedge:
Current asset	$13,244	$—
Non-current asset	484	—
Current liability	—	(7,537)
Non-current liability	—	—

	$13,728	$(7,537)

Interest rate swaps designated as an effective hedge:
Current liability	$(1,090)	$(4,217)
Non-current liability	(4,087)	(5,637)

	$(5,177)	$(9,854)

Interest rate swaps not designated as an effective hedge:
Current liability	$(1,563)	$—
Non-current liability	(4,198)	—

	$(5,761)	$—

Total derivative instruments included in the consolidated balance sheet as:
Current asset	$13,244	$—
Non-current asset	484	—
Current liability	(2,653)	(11,754)
Non-current liability	(8,285)	(5,637)

Total, net	$2,790	$(17,391)

All items are designated as Level 2 items and there were no transfers between the three hierarchies of fair value measurement. No assets have been posted as collateral to support these derivative financial instruments.

The following elements been recorded within the consolidated statement of operations as a result of holding derivative financial instruments:

	For the year ended June 30,
(in thousands)	2011	2010	2009
Gains (losses) in respect of forward currency purchase contracts, not designated as an effective hedge:
–included within interest and other expense, net	$21,266	$6,559	$(14,096)
–included within technology and development expenses	(4,013)	4,073	(12,742)
–included within interest and other expense, net, as part of foreign exchange losses on long-term debt	—	—	(35,398)

Gains (losses) in respect of interest rate swaps, included within interest and other expense, net:
–on contracts designated as an effective cash flow hedge, transferred from other comprehensive income	(6,054)	(8,403)	(1,354)
–on de-designation of contracts as an effective cash flow hedge, transferred from other comprehensive income	(7,166)	—	—
–on contracts not designated as an effective cash flow hedge	(378)	—	—

Total amount recorded within consolidated statement of operations	$3,655	$2,229	$(63,590)

The following elements been recorded within other comprehensive income as a result of holding derivative financial instruments:

	For the year ended June 30,
(in thousands)	2011	2010	2009
Gains (losses) in respect of interest rate swaps:
–on contracts designated as an effective cash flow hedge	$(8,543)	$(16,087)	$(3,524)
–Realized amounts, transferred from other comprehensive income	6,054	8,403	1,354
–on de-designation of contracts as an effective cash flow hedge, transferred from other comprehensive income	7,166	—	—

Total amount recorded within other comprehensive income	$4,677	$(7,684)	$(2,170)

Forward currency purchase contracts

The Company entered into a series of forward currency purchase contracts to act as an economic hedge against forecast cash flows denominated in Israeli shekels and Indian rupees. The forward currency purchase contracts do not satisfy the technical requirements of ASC 815, Derivatives and Hedging to qualify for hedge accounting. The fair value of the forward currency purchase contracts is recorded in the consolidated balance sheet. Changes in the fair value of these contracts are included within interest and other expense, net. On settlement of the contracts, the realized gain or loss is included within operating expenses. Total amounts recorded in the consolidated statement of operations in respect of these forward currency purchase contracts were: Year ended June 30, 2011—net gains of $17.3 million; Year ended June 30, 2010—net gains of $10.6 million; Year ended June 30, 2009—net losses of $26.8 million. The forward currency purchase contracts did not have a more than insignificant financing element at inception, and accordingly, the cash flows associated with the contracts are classified within cash provided by operations. The fair value of the forward currency purchase contracts has been estimated using published forward and spot exchange rates. The notional value of contracts existing as of June 30, 2011 was $230 million, extending through October 2012.

The bank loan agreements entered into in contemplation of the take-private transaction provided that part of the Company’s bank debt could be redenominated into euros shortly after completion. In order to hedge against changes in the euro/US dollar exchange rate prior to completion of the take-private transaction, the Company entered into a conditional forward currency purchase agreement that provided a degree of certainty as to the effective rate at which the redenomination of debt into euros would be achieved. This contract was settled shortly after completion of the take-private transaction, realizing a gain in the year ended June 30, 2009 of $35.4 million which reduced the net foreign exchange losses on long-term debt and was settled as a non-cash transaction.

Interest rate swaps

The Company has entered into a series of “pay fixed—receive variable” Interest rate swaps to act as a cash flow hedge against changing interest rates for a portion of the Company’s variable-rate long-term debt. The interest rate swaps did not have a more than insignificant financing element at inception, and accordingly, the cash flows associated with the contracts are classified within cash provided by operations. The contracts were designated at inception as hedging instruments in an effective hedge. The fair value of interest rate swaps is included within the consolidated balance sheet. Changes in fair value are recorded within other comprehensive income and then transferred to the consolidated statement of operations when the individual contracts are settled. The fair value of the interest swaps has been estimated using published interest rates and projected yield curves.

At the time of the refinancing, interest rate swaps then outstanding were de-designated as effective hedges since the forecast cash flows were no longer highly probable. An amount of $7.2 million was transferred from other comprehensive income to finance expense, net on de-designation. Certain contracts were terminated and the Company “neutralized” the effect of the remaining interest rate swap contracts by entering into a series of

“pay variable—receive fixed” interest rate swaps with the same terms and counter-parties. The fair value of interest rate swaps continues to be included within the consolidated balance sheet. Changes in fair value subsequent to de-designation are recorded within the consolidated statement of operations. The net fair value of these contracts as of June 30, 2011 was a liability of $5.8 million and future changes in net fair value will only be affected by the time value of money. The contracts extend through March 2015.

Following the refinancing, the Company entered into a new series of “pay fixed—receive variable” interest rate swaps to act as a cash flow hedge against changing interest rates for 70% of both Term Loan A and Term Loan B. The terms of the interest rate swap for the cash flow hedge of the Term Loan B also mirrors the floor of 100 basis points in the variable interest rate obligation. The contracts were designated at inception as hedging instruments in an effective hedge. The fair value of interest rate swaps is included within the consolidated balance sheet. Changes in fair value are recorded within other comprehensive income and then transferred to the consolidated statement of operations when the individual contracts are settled. The notional values of these interest rate swap contracts existing as of June 30, 2011 were $559 million and €127 million, extending through March 2016. The proportion of long-term debt covered by the effective hedge was set at inception at 70% of the amortized principal amount through March 2016.

Amounts included within the statement of operations in respect of interest rate swaps are shown in Note 7. These amounts are inclusive of amounts transferred from other comprehensive income, as shown in the consolidated statement of comprehensive income. Based on the fair value as of June 30, 2011, a net loss of $1.1 million is expected to be transferred from other comprehensive income to the consolidated statement of operations in the ensuing 12 months.

Other

The carrying value of other financial instruments (including cash, cash equivalents, restricted cash and receivables) approximates their fair value.

Note 11. Income taxes

Significant components of the Company’s provisions for income taxes of continuing operations for each of the three years ended June 30, 2011 were as follows:

	For the year ended June 30,
(in thousands)	2011	2010	2009
UK current tax	$11,489	$17,813	$8,745
Overseas current tax, including tax withheld from revenue receipts	24,910	21,138	16,230
Double tax relief	(14,397)	(11,375)	(9,767)

Total current tax	22,002	27,576	15,208

UK deferred tax	3,099	6,407	(2,357)
Overseas deferred tax	396	(1,341)	(843)

Total deferred tax	3,495	5,066	(3,200)

Total income tax expense of continuing operations	$25,497	$32,642	$12,008

Income before income taxes arose in the United Kingdom and overseas as follows:

	For the year ended June 30,
(in thousands)	2011	2010	2009
UK income (loss) before income taxes	$(4,830)	$101,883	$(90,245)
Overseas income (loss) before income taxes	44,246	38,334	25,953

Total income (loss) before income taxes	$39,416	$140,217	$(64,292)

The reconciliation of income tax computed at the UK statutory rate to the income tax expense is as follows:

	For the year ended June 30,
(in thousands)	2011	2010	2009
Income (loss) before income taxes from continuing operations	$39,416	$140,217	$(64,292)
UK statutory tax rate	27.75%	28.0%	28.0%

Theoretical income tax charge (credit)	$10,938	$39,261	$(18,002)
Effect of different tax rates	(2,673)	(2,262)	(3,945)
Effect of research and development tax credits	(3,000)	(4,432)	(3,690)
Disallowable equity-based compensation	—	—	5,052
Disallowable take-private transaction costs	—	—	21,283
Other permanent differences	1,429	(663)	(422)
Effect of losses for which no net benefit has been recognized	19,663	352	15,355
Effect of changes in tax rate	86	—	—
Adjustments to prior years’ accruals	(946)	386	(3,623)

Income tax expense from continuing operations	$25,497	$32,642	$12,008

The following is a summary of the components of the deferred tax accounts:

	As of June 30,
(in thousands)	2011	2010
Deferred tax assets:
Property, plant and equipment	$4,047	$6,032
Accrued expenses	4,332	4,652
Derivative financial instruments	2,953	4,869
Research and development allowances	6,756	6,169
Revenue recognition	576	—
Benefit of losses carried forward	44,832	20,839

Total deferred tax assets	63,496	42,561

Deferred tax liabilities:
Other intangibles	(2,638)	(7,202)
Derivative financial instruments	(3,706)	—
Purchase of own long-term debt	—	(821)
Unremitted earnings	(3,415)	(1,800)

Total deferred tax liabilities	(9,759)	(9,823)

Net deferred tax asset, before valuation reserves	53,737	32,738
Valuation reserves	(44,484)	(19,464)

Net deferred tax asset, after valuation reserves	$9,253	$13,274

In assessing whether the benefit of deferred tax assets will be realized, management evaluates a variety of factors in considering whether it is more likely than not that some portion or all of the deferred tax assets will ultimately be realized. Management considers earnings expectations, the existence of taxable temporary differences, tax planning strategies and the periods in which estimated losses can be utilized. As of June 30, 2011, the Company had tax losses carried forward with a potential net tax value of $44.8 million. Although there is no time limit on the Company’s ability to utilize such losses, as of June 30, 2011, valuation reserves of $44.5 million have been recognized for these losses as it is not more likely than not that they will be utilized. The net increase in valuation reserves was $25.0 million, $3.7 million and $15.2 million in the year ended June 30, 2011, June 30, 2010 and June 30, 2009, respectively. The benefit of $2.3 million of research and development allowances can be carried forward for 20 years and the remainder indefinitely. There is no time limit on the use of other deferred tax assets.

As of June 30, 2011, the Company had unremitted earnings of overseas subsidiaries of $164 million. The Company provides for income and foreign withholding taxes on the undistributed earnings of foreign subsidiaries unless they are considered indefinitely reinvested outside the United Kingdom. As a result of changes to tax legislation, dividends received on or after July 1, 2009 are largely exempt from UK tax but may be subject to dividend withholding taxes levied by the overseas tax jurisdictions in which those subsidiaries operate. A significant portion of the Company’s undistributed earnings will not be taxable upon distribution. The Company remits non-indefinitely reinvested earnings of its foreign subsidiaries where excess cash has accumulated and it determines that remittance is advantageous for business operations, tax or cash management reasons. Determination of the amount of unrecognized deferred tax liability related to the portion of earnings that are indefinitely reinvested is not practicable.

On June 22, 2010 and March 23, 2011, the UK Government announced tax changes, which, if enacted in the proposed manner, will have a significant effect on the Company’s future tax position. As of June 30, 2011, some of the tax changes announced were not enacted and therefore have not been reflected in the Company’s financial statements as of June 30, 2011. Subsequent to June 30, 2011, legislation was enacted to reduce the rate of UK corporation tax to 26% with effect from March 31, 2011. The UK Government’s stated intention is to lower the rate progressively to 23% by 1% each year from April 2012. The effect of the reduction in corporation tax rate to 23% on the Company’s deferred tax assets at June 30, 2011 would be to reduce the net deferred tax asset by approximately $0.6 million.

The movement in the Company’s reserve for uncertain tax positions, excluding interest and penalties, is as follows:

	For the year ended June 30,
(in thousands)	2011	2010	2009
Beginning of period	$14,404	$13,951	$2,274
Additions for tax positions related to the current period	1,239	422	13,679
Additions for tax positions related to prior periods	1,503	948	—
Reductions for tax positions related to prior periods	(5,064)	(627)	(56)
Reductions due to statutes of limitations	—	—	—
Resolutions due to settlements	(409)	(290)	(1,946)

End of period	$11,673	$14,404	$13,951

The accumulated amount of interest and penalties accrued as of June 30, 2011, June 30, 2010 and June 30, 2009 was $0.6 million, $0.6 million and $0.2 million, respectively. Approximately $3.8 million, $5.1 million and $4.0 million of unrecognized tax benefits as of June 30, 2011, June 30, 2010 and June 30, 2009, respectively, would affect the Company’s future effective tax rate if realized.

Her Majesty’s Revenue and Customs in the United Kingdom has completed its review of the Company’s UK tax returns for all fiscal years through fiscal 2008 and has commenced a review of the Company’s UK tax returns for fiscal years 2009 and 2010. Additionally, the Company’s income tax returns for the fiscal years 2006 through 2010 are under examination in various foreign jurisdictions. The Company does not presently anticipate that accruals for uncertain income tax positions will significantly increase or decrease in the next 12 months; however, actual developments in this area could differ from those currently expected.

Note 12. Shareholders’ equity

Prior to the take-private transaction, the Company had two classes of ordinary shares: Series A ordinary shares and Series B ordinary shares. The Series B ordinary shares were all owned by News Corporation. Substantially all of the Series A ordinary shares were held by The Bank of New York as depositary to support American Depositary Shares which are traded on The NASDAQ Stock Market (“NASDAQ”). News Corporation

had no interest in any of the Series A ordinary shares. The Company also had outstanding 42,000,002 deferred shares, all of which were owned by News Corporation but which had no economic value. As part of the take-private transaction, all of the deferred shares and Series A ordinary shares were cancelled, certain Series B ordinary shares were issued and others cancelled, the terms of the Series B ordinary shares were modified, and the Company created additional classes of shares such that the share capital of the Company is as follows:

	As of June 30,
(Dollar amounts in thousands)	2011		2010		2009
Authorized:
Series A Ordinary shares	48,000,000	$480	48,000,000	$480	48,000,000	$480
Series B Ordinary shares	52,000,000	520	52,000,000	520	52,000,000	520
Series C Ordinary shares	2,495,975	25	2,495,975	25	2,495,975	25
Series D Ordinary shares	8,877,440	89	8,877,440	89	8,877,440	89
Series E Deferred shares	11,373,415	113	11,373,415	113	11,373,415	113

	122,746,830	$1,227	122,746,830	$1,227	122,746,830	$1,227

Issued:
Series A Ordinary shares	—	$—	—	$—	—	$—
Series B Ordinary shares	28,709,115	287	28,709,115	287	28,703,715	287
Series C Ordinary shares	2,495,975	25	2,495,975	25	2,495,975	25
Series D Ordinary shares	—	—	—	—	—	—
Series E Deferred shares	—	—	—	—	—	—

	31,205,090	$312	31,205,090	$312	31,199,690	$312

The par value of all shares is $0.01 each.

The movement in issued share capital was as follows:

Series A ordinary shares

	For the year ended June 30,
Number of shares	2011	2010	2009
Beginning of period	—	—	16,250,058
Issued in connection with equity compensation arrangements	—	—	2,920,019
Cancelled in connection with the take-private transaction	—	—	(19,170,077)

End of period	—	—	—

Series B ordinary shares

	For the year ended June 30,
Number of shares	2011	2010	2009
Beginning of period	28,709,115	28,703,715	42,001,000
Issued in connection with the take-private transaction	—	—	14,742,843
Other share issues	—	5,400	—
Cancelled in connection with the take-private transaction	—	—	(28,040,128)

End of period	28,709,115	28,709,115	28,703,715

During the year ended June 30, 2010, 5,400 Series B ordinary shares were issued for non-cash consideration of $0.3 million. Holders of 787,371 Series B ordinary shares have agreed that their shares shall be non-voting by agreement of all the shareholders. The rights of the Series B ordinary shares to capital and dividends is dependent upon the value attributable to Series C ordinary shares and Series D ordinary shares in the event of the Nuclobel Entities and / or News Corporation disposing of some portion of their holdings of Series B ordinary shares. In July 2011, the Company issued 20,000 non-voting Series B ordinary shares for non-cash consideration of $1.3 million.

Series C ordinary shares

During the year ended June 30, 2009, 2,495,975 Series C ordinary shares with total nominal value of $0.025 million were issued in connection with the take-private transaction. As of June 30, 2011 and June 30, 2010, 218,495 Series C ordinary shares were owned by an employee benefit trust which is controlled by the Company and consolidated within these financial statements. During the year ended June 30, 2010; 93,500 shares were sold by the employee benefit trust to a member of the Company’s management for cash consideration of $0.2 million. In July 2011, 218,495 shares were sold by the employee benefit trust to an executive of the Company for cash consideration of $0.8 million.

The Series C ordinary shares have no voting rights. The terms of each of this class of shares provide a mechanism for calculating the proceeds receivable by the shareholders in the event of the Nuclobel Entities and / or News Corporation disposing of some portion of their holdings of Series B ordinary shares.

Series D ordinary shares

No Series D ordinary shares have been issued, but the class is reserved for share options awarded to certain employees. The Series D ordinary shares have no voting rights. The terms of each of this class of shares provide a mechanism for calculating the proceeds receivable by the shareholders in the event of the Nuclobel Entities and / or News Corporation disposing of some portion of their holdings of Series B ordinary shares.

Series E ordinary shares

The Series E deferred shares have no votes and no substantive economic rights. None has been issued.

Deferred shares of £1 each

During the year ended June 30, 2009, 42,002,002 Deferred shares of par value £1 each and with total nominal value of $64.1 million were cancelled in connection with the take-private transaction.

Restrictions on dividends

In addition to the restrictions imposed by the Company’s Article of Association on the rights of the various classes of shares to receive dividend, the Company’s ability to pay dividends is also restricted by UK company law to the level of distributable reserves shown in unconsolidated accounts of the Company prepared in accordance with generally accepted practice in the United Kingdom. The Company has no present intention of paying any dividends.

Note 13. Equity-based compensation

Plan created after the take-private transaction

In April 2009, the NDS Group Limited 2009 Share Option Plan (“NDS new plan”) was approved. This provides that options may be granted to employees to purchase up to a total of 8,877,440 Series D ordinary shares over three years from completion of the take-private transaction. The options vest at a rate of 25% per year but no option shall be exercisable unless there is an “exit event.” The Compensation Committee of the Company’s Board of Directors has discretion over the terms of the NDS new plan and may vary them. This includes discretion as to how unvested options will be dealt with at an exit event.

Because the share options are not exercisable unless and until there is an exit event (and subject to the vesting rate condition) and such an exit event cannot be considered to be probable as of the end of any of the periods presented in these consolidated financial statements, no options have been exercised or are exercisable and no expense has been recorded for any of the awards under the NDS new plan. Unrecognized expense as of June 30, 2011 and June 30, 2010 amounted to $18.5 million and $11.3 million, respectively.

Options granted under the NDS new plan, all of which have an exercise price of $6.30 per share, are as follows:

	For the year ended June 30,
Number of share options	2011	2010	2009
Beginning of period	6,576,460	2,871,250	—
Granted	2,592,600	3,759,210	2,871,250
Exercised	—	—	—
Forfeited	(291,700)	(54,000)	—

End of period	8,877,360	6,576,460	2,871,250

2,734,990 share options expire in April 2019, 3,689,450 in February 2020 and 2,417,530 in February 2021.

The grant date fair values of the awards were estimated using the Black Scholes model and using the following assumptions:

	Awarded in the year ended June 30,
	2011	2010	2009
Grant date fair value	$2.98	$2.35	$0.99
Expected life of share option	2.5 years	3.6 years	3.9 years
Assumed dividend yield	Nil	Nil	Nil
Expected share price volatility	40%	35%	35%
Risk-free interest rate	1.0%	1.5%	1.7%
Share price	$8.29	$7.15	$4.85

The expected life of the options was based on a probability-weighted assumption as to the timing of an exit event. The dividend yield was nil because the Company does not expect to pay any dividend so long as it continues as presently constituted. The expected share price volatility was derived from the share price of the Company when it was a public company, measured over a period equivalent to the expected life of the options up until December 31, 2008. This is not significantly different from the volatility in the share price of comparable companies, measured historically for periods equivalent to the expected lives of the awards. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. The share price was estimated contemporaneously with the award using generally accepted valuation methodologies and taking into account the particular economic terms of the Series D ordinary shares in comparison to the other classes of ordinary shares in issue.

Plans terminated on completion of the take-private transaction

Total expense recorded in the year ended June 30, 2009 in respect of equity compensation amounted to $39.6 million, of which $28.8 million arose on modification of the awards to permit accelerated vesting and which is included within take-private transaction costs. Cash received from equity awards in the year ended June 30, 2009 amounted to $67.4 million; excess tax benefits amounted to $7.7 million; the intrinsic value of options exercised amounted to $73.2 million.

NDS 2006 Long-Term Incentive Plan

In October 2006, the Company’s shareholders approved the NDS 2006 Long-Term Incentive Plan (the “Plan”), under which American Depositary Receipts (“ADRs”) representing the Company’s Series A ordinary shares were awarded to certain employees and Directors. The fair value of equity-based compensation under the Plan was calculated according to the terms of the award issued. No such awards were made during the two years ended June 30, 2010. On January 27, 2009, the terms of all awards under the Plan were modified to allow for immediate vesting and all awards were settled on that date. The Plan was then cancelled.

The following table summarizes activity during the year ended June 30, 2009 with respect to all awards under the Plan:

	Grant date fair value	Number of ADRs
Unvested ADRs, beginning of year	$51.98	256,442
Awarded	$55.91	436,419
Vested as planned	$54.12	(195,281)
Accelerated vested	$54.57	(484,450)
Lapsed	$55.42	(13,130)

Unvested ADRs, end of year	N/A	—

Vested but unissued ADRs, beginning of year	$51.57	5,893
Vested as planned	$54.12	195,281
Accelerated vested	$54.57	484,450
Issued	$52.69	(647,876)
Statutory tax withholding	$54.17	(37,748)

Vested but unissued ADRs, end of year	N/A	—

The grant date fair value of the awards made in the year ended June 30, 2009 was the quoted share price of the Company’s ADRs on the date of the award.

Stock Option Plans

The Company had stock option plans under which stock options were granted to certain Directors and employees. The Company’s obligations under the stock option plans were settled by issuing new Series A ordinary shares. On January 27, 2009, the terms of all awards under the plans were modified to allow for immediate vesting and all awards were settled on that date. The plans were then cancelled.

The following table summarizes activity during the year ended June 30, 2009 with respect to all awards under stock option plans terminated on completion of the take-private transaction:

	Grant Date Fair Value	Number of ADRs
Outstanding, beginning of year	$30.72	2,287,773
Awarded	—	—
Exercised prior to the take-private transaction	$24.70	(45,796)
Exercised in connection with the take-private transaction	$30.80	(2,226,347)
Lapsed	$38.05	(15,630)

Outstanding, end of year	N/A	—

Note 14. Related party transactions

Prior to February 5, 2009, the Company was controlled by News Corporation. Following the take-private transaction, and as a consequence of a shareholders’ agreement governing the manner in which News Corporation and the Nuclobel Entities deal with the Company and with each other, it is considered that no party controls the Company.

Operating transactions

The Company conducts business transactions with subsidiaries of News Corporation. These entities are considered to be related parties. Agreements covering arrangements between News Corporation’s subsidiaries and the Company are entered into in the context of two entities over which a third entity exercises significant influence or control. Therefore, there can be no assurance that each of the agreements, the transactions provided for therein or any amendments thereof will be effected on terms at least as favorable to the Company as could have been obtained from unaffiliated third parties.

Technology and services for digital pay-television platform operators are supplied to SKY Italia, STAR TV and News America Marketing, which are subsidiaries of News Corporation. The Company also supplies services to BSkyB, FOXTEL, Sky Deutschland, Sky Network Television and Tata Sky, all of which are equity affiliates of News Corporation. These equity affiliates of News Corporation were also considered to be related parties until February 5, 2009.

Revenue recognized from such related parties, for such time as they were considered to be related parties, were: Year ended June 30, 2011 – $76.0 million; Year ended June 30, 2010 – $75.7 million; Year ended June 30, 2009 – $191.1 million. Accounts receivable from such related parties were: June 30, 2011 – $15.9 million; June 30, 2010 – $17.2 million.

Cost reimbursement

News Corporation pays certain costs (principally certain payroll, employee benefits, legal, and property expenses) on behalf of the Company. The Company reimburses News Corporation for such payments, typically within a month of the payment being made by a subsidiary of News Corporation. Included within accounts payables are the following amounts owed to News Corporation in respect of administrative services and other costs paid by News Corporation on behalf of the Company: June 30, 2011 – $1.4 million; June 30, 2010 – $1.2 million.

Professional and technology and development services

The Company’s professional and technology and development activities in Canada are conducted through a contract for services with News Corporation, which commenced in November 2009. The Company has full ownership of all the intellectual property rights deriving from such services.

Costs of such services were: Year ended June 30, 2011 – $6.2 million; Year ended June 30, 2010 – $1.7 million; Year ended June 30, 2009 – Nil. No amounts were payable to News Corporation for such services as of June 30, 2011 or June 30, 2010.

Management Services

Following completion of the take-private transaction, each of News Corporation and Permira are entitled to receive an annual management fee of $1 million and this amount is recorded within general and administrative costs. The proportionate expense for the period to June 30, 2009 amounted to $0.4 million payable to each party. No amounts were unpaid as of June 30, 2011 or June 30, 2010.

Financing

The Company issued a Vendor Loan Note to a subsidiary of News Corporation in connection with the take-private transaction. The amount outstanding at June 30, 2010 was $274.9 million plus accrued interest amounting to $14.1 million. The Vendor Loan Note and accrued interest thereon amounting in aggregate to $315.8 million was repaid in cash as part of the refinancing. Interest expense on the Vendor Loan Note amounted to: Year ended June 30, 2011 – $26.8 million; Year ended June 30, 2010 – $34.5 million; Year ended June 30, 2009 – $12.5 million.

Take-private transaction

Both News Corporation and the Permira Funds were interested in the take-private transaction by virtue of their being principal parties to the transaction.

The Company paid a fee to News Corporation of $14.8 million on completion of the take-private transaction and a fee to Permira of $15.5 million. In addition, the Company reimbursed legal, professional and investment banking fees of $17.7 million to News Corporation and $17.9 million to Permira. An indeterminate amount of the costs reimbursed involved services from which the Company benefited.

Management loans

As part of the take-private transaction, the Company loans of $7.5 million were advanced to certain members of the senior management team (including certain Directors and Officers of the Company) to enable them to part-fund the purchase of new shares in the Company. A further $0.3 million was advanced during the year ended June 30, 2010. The total amount of loans outstanding and accrued interest as of June 30, 2011 and June 30, 2010 was $8.7 million and $8.4 million, respectively. These loans together with accrued interest are included within other non-current assets. On July 15, 2011, a further $1.3 million was advanced to a Director to enable him to part-fund the purchase of shares in the Company. On July 21, 2011, all of the loans together with all accrued interest were repaid to the Company. In accordance with guidance given in ASC 310-10-S99-2—Receivables, the amount is recorded as an asset rather than as a deduction from equity.

Note 15. Contingencies and commitments

Firm commitments

The Company has commitments under certain firm contractual arrangements (“firm commitments”) to make future payments. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. The value of firm commitments measured as of June 30, 2011 was as follows:

		Payments due by period
(in thousands)	Total	1 year	2-3 years	4-5 years	Over 5 years
Operating leases(1)	$73,860	$27,166	$31,684	$12,580	$2,430
Long-term debt(2)	1,060,549	21,294	59,204	102,408	877,643
Purchases of smart cards and their components(3)	24,416	24,416	—	—	—
Royalty payments(4)	42,654	20,020	10,651	10,651	1,332

	$1,201,479	$92,896	$101,539	$125,639	$881,405

(1)	The Company leases buildings for use as office and smart card processing facilities. These leases, which are classified as operating leases, expire at certain dates through 2017.
(2)	Excludes future payments of interest.
(3)	Represents the value of open purchase orders placed with vendors as of June 30, 2011.
(4)	Represents contractual minimum future payments. Additional payments may be due depending on future relevant revenues.

Litigation

The Company experiences routine litigation in the normal course of its business. The Company believes that none of its pending litigation will have a material adverse effect on its consolidated financial condition, future results of operations or liquidity.

Government grants

The Company has received grants from the government of the State of Israel towards the cost of certain capital expenditure. If the conditions of these grants are not complied with, the grants may be required to be refunded, in whole or in part, with interest from the date of receipt. The major conditions relating to a grant concern the maintenance of adequate non-distributable reserves and retention of the associated assets for a set period of time. It is not anticipated that any repayment of these grants will be required. Property, plant and equipment situated in Israel, with a net book value of $9.8 million as of June 30, 2011, is the subject of a lien to secure compliance with the terms of the grants.

Guarantees

In the normal course of business, the Company provides, and from time to time makes payments in respect of, indemnification agreements of varying scopes, including warranties concerning the security of the Company’s smart cards, limited product warranties and indemnification of clients against claims of intellectual property infringement made by third parties arising from the use of the Company’s solutions or services. Also, the Company may be subject to liquidated damages in the event of late delivery of goods or services. The nature of these commitments has been considered in determining the revenue and costs recognized in these consolidated financial statements. Costs are accrued for known warranty and indemnification issues if a loss is probable and can be reasonably estimated. Historically, costs related to these warranties and indemnification agreements have not been significant, but because potential future costs are highly variable, the Company is unable to estimate the maximum potential impact of these guarantees on the Company’s future results of operations.

Other

The nature of the Company’s business is such that it may be subject to claims by third parties alleging infringements of various intellectual property rights. The Company intends to vigorously defend against any such claims. Where a liability arising from these claims is probable, an accrual is made based on management’s best estimate. It is not anticipated that any resulting liability in excess of amounts recognized in these consolidated financial statements will materially affect the Company’s financial position.

Amounts payable by the Company under certain licensing agreements are subject to audit rights held by the licensor and the terms of such agreements may be open to subjective interpretation. The Company settles its liabilities under such contracts based on its assessment of the amounts due. However, it may be subject to claims that the amounts paid are incorrect. It is not anticipated that any resulting liability in excess of amounts recognized in these consolidated financial statements will materially affect the Company’s financial position.

The Company’s operations are subject to tax in various domestic and international jurisdictions and, as a matter of course, the Company is regularly audited by UK and overseas tax authorities. The Company believes it has appropriately accrued for the expected outcome of all pending tax matters and does not currently anticipate that the ultimate resolution of pending tax matters will have a material adverse effect on its consolidated financial condition, future results of operations or liquidity.

Note 16. Pension and other post-employment benefits

Defined contribution arrangements

Most UK employees of the Company are eligible for membership of the News International Pension Plan, a defined contribution scheme operated for the benefit of certain UK employees of News Corporation. The

Company also makes contributions to other defined contribution pension plans. Aggregate Company contributions to defined contribution plans amounted to: Year ended June 30, 2011 – $11.9 million; Year ended June 30, 2010 – $21.4 million; Year ended June 30, 2009 – $19.2 million.

Multi-employer arrangements

Prior to December 31, 2008, certain US employees were members of a defined benefit pension plan operated for the benefit of certain US employees of News Corporation. As such it was a multi-employer defined benefit plan. It was not possible to determine the assets and liabilities of this plan relating to the obligations of the Company to current and former employees. Accordingly, the expense recorded was equal to the contributions payable in the year, as determined by third party actuaries. Expense amounted to $0.6 million in the year ended June 30, 2009 and nil thereafter. No additional payments were made when the employees ceased to be members of the arrangement and alternative defined contribution arrangements were initiated.

Severance pay arrangements

In certain countries in which the Company has operations, principally Israel, but also in India and Korea, it is obliged to make severance payments to employees leaving employment in most circumstances. The payment is based on the latest monthly salary for each year of service. The payment obligations are funded by payments to funds held by third party investment managers under approved plans. The liability is recorded gross and a separate asset is recorded equal to the market value of the funds held by investment managers. The costs associated with these arrangements included within the consolidated statement of operations amounted to Year ended June 30, 2011 – $11.7 million; Year ended June 30, 2010 – $4.6 million; Year ended June 30, 2009 – $7.7 million. The following amounts are included in the consolidated balance sheets in respect of these arrangements:

(in thousands)	June 30, 2011	June 30, 2010
Investment funds, included within other non-current assets	$72,222	$56,714
Liability, included within non-current accrued expenses	$(83,068)	$(66,030)

Defined benefit arrangements

The Company has certain liabilities to a small number of current and former employees who are members of a UK defined benefit pension scheme. The scheme is closed; although benefits payable are based on final salary, no further service entitlement is accruing. The trustees of the scheme, the actuaries and the Company have agreed to make additional lump sum payments into the scheme and the contribution rates of employed members have been set individually. The Company uses a June 30 measurement date for the defined benefit pension scheme.

The elements of net periodic pension expense are as follows:

	For the year ended June 30,
(in thousands)	2011	2010	2009
Service cost	$—	$—	$—
Interest cost	1,329	1,246	1,298
Expected return on assets	(1,242)	(1,070)	(1,131)
Amortization of loss	202	—	—

Net periodic pension expense	$289	$176	$167

Actuarial gains (losses) for the period	$(545)	$1,444	$(247)
Amortization of loss	(202)	—	—

Actuarial gains (losses) recognized within other comprehensive income	$(747)	$1,444	$(247)

Accumulated actuarial losses amounted to $9.4 million and $9.5 million and $8.9 million as of June 30, 2011 and 2010, respectively. There are no prior service costs within accumulated other comprehensive income. Actuarial losses included in accumulated other comprehensive income and expected to be recognized as a component of net periodic pension costs in the year ending June 30, 2012 are $0.2 million.

The following assumptions were used in determining the net periodic benefit costs for the plan:

	June 30, 2011	June 30, 2010	June 30, 2009
Assumed discount rate	5.30%	6.20%	6.20%
Expected long-term rate of return on plan assets	5.90%	6.30%	6.30%
Rate of compensation increase	4.50%	4.50%	4.60%

The expected return on scheme assets was determined by considering the expected returns available on the assets underlying the current investment policy. Expected yields on gilts and corporate bonds are based on long term gilt indices and corporate bond yields as of each balance sheet date. Expected returns on equity investments reflect long-term real rates of return experienced in the respective markets.

The major categories of plan assets as of June 30, 2011 were as follows:

(in thousands)	June 30, 2011
Equity securities	$11,194
Debt securities	11,119
Cash	35

$22,348

All assets except cash are categorized as Level 2 in the fair value hierarchy. The fair value of the plan assets is the quoted net asset value of the underlying funds as published by the fund manager.

The funding of the Company’s defined benefit pension plan is as follows:

(in thousands)	June 30, 2011	June 30, 2010
Fair value of plan assets	$22,348	$19,991
Projected benefit obligation (“PBO”)	(25,926)	(23,759)

Funded status, recognized in the consolidated balance sheet	$(3,578)	$(3,768)

The following table is a reconciliation of PBO:

	For the year ended June 30,
(in thousands)	2011	2010	2009
PBO, beginning of year	$23,759	$21,145	$27,173
Service cost	—	—	—
Interest on PBO	1,329	1,246	1,298
Actuarial gain (loss)	362	3,967	(2,399)
Benefits paid	(1,259)	(382)	(222)
Employee contributions	—	—	—
Foreign exchange movements	1,735	(2,217)	(4,705)

PBO, end of year	$25,926	$23,759	$21,145

The following table is a reconciliation of the fair value of plan assets:

	For the year ended June 30,
(in thousands)	2011	2010	2009
Plan assets at fair value, beginning of year	$19,991	$17,868	$18,144
Employer contributions	—	782	3,980
Employee contributions	—	—	—
Benefits paid	(1,259)	(382)	(222)
Expected return on assets	1,242	1,070	1,131
Actual less expected return on assets	907	2,523	(2,152)
Foreign exchange movements	1,467	(1,870)	(3,013)

Plan assets at fair value, end of year	$22,348	$19,991	$17,868

The investment strategy is set by the Trustees of the plan, who are independent from the Company. The Trustees’ investment strategy is to maximize the long-term rate of return on plan assets within an acceptable level of risk in order to minimize the cost of providing pension benefits while maintaining adequate funding levels. The Trustees’ practice is to conduct a strategic review of its asset allocation strategy every year. The Trustees’ current broad strategic targets are to have a pension asset portfolio comprising of approximately 50% equity securities and 50% fixed income securities. The plan’s equity portfolio is managed in such a way as to achieve a reasonable level of diversity. The plan’s fixed income portfolio is investment grade in the aggregate. All plan assets are held in liquid traded funds, managed by an insurance company and for which quoted prices are available. The Trustees do not manage any assets internally and do not utilize hedging, futures or derivative instruments. No investments are held in stock of the Company or of News Corporation.

The Company’s has committed to make annual minimum contributions of $0.8 million, with the next amount being payable by November 30, 2011. Annual benefit payments in each of the next five years are expected to be $0.3 million.

NDS Group Limited

Unaudited Consolidated Statements of Operations

	For the six months ended December 31,
(in thousands, except per share amounts)	2011	2010
Revenue	$476,994	$444,444
Cost of sales:
Direct cost of sales (exclusive of items shown separately below)	(61,810)	(51,872)
Professional services	(22,486)	(23,134)
Technology and development	(196,029)	(184,591)
Sales and marketing	(25,166)	(22,095)
General and administration	(32,875)	(25,706)
Depreciation	(9,776)	(9,732)
Amortization of intangible assets	(2,103)	(6,024)

Operating income	126,749	121,290
Interest and other expense, net	(65,371)	(89,212)

Income from continuing operations before income tax expense	61,378	32,078
Income tax expense	(15,294)	(12,666)

Net income from continuing operations	46,084	19,412
Net income of discontinued operations	—	6,206

Net income	$46,084	$25,618

Net income per share:
Series B ordinary shares
Basic and diluted net income per share from continuing operations	$1.60	$0.68
Basic and diluted net income per share from discontinued operations	$—	$0.21

Basic and diluted net income per share	$1.60	$0.89

The accompanying notes are an integral part of these consolidated financial statements.

NDS Group Limited

Unaudited Consolidated Statements of Comprehensive Income

	For the six months ended December 31,
(in thousands)	2011	2010
Net income	$46,084	$25,618

Other comprehensive income (loss):
Losses on cash flow hedges	$(16,356)	$(1,905)
Transferred to income statement	3,965	2,620

Net gains (losses) on cash flow hedges in other comprehensive income	$(12,391)	$715

Net foreign exchange gains	$16,986	$5,825

Actuarial gains on defined benefit pension plan	$92	$—

Total other comprehensive income, before income tax	$4,687	$6,540
Income tax on items of other comprehensive income	(428)	(198)

Total other comprehensive income, net of income taxes	$4,259	$6,342

Net comprehensive income	$50,343	$31,960

The accompanying notes are an integral part of these consolidated financial statements.

NDS Group Limited

Consolidated Balance Sheets

(in thousands, except share amounts)	December 31, 2011	June 30, 2011
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$57,575	$44,502
Restricted cash	5,871	6,536
Accounts receivable, net	173,777	188,772
Other current assets	111,104	100,993
Inventories, net	54,976	54,515

Total current assets	403,303	395,318
Property, plant and equipment, net	44,508	47,225
Goodwill	78,309	78,309
Other intangibles, net	15,578	17,836
Other non-current assets	144,948	155,779

Total assets	$686,646	$694,467

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$19,862	$21,294
Accounts payable	28,976	36,840
Deferred income	71,242	71,996
Other current liabilities	117,776	135,559

Total current liabilities	237,856	265,689
Long-term debt	1,002,473	1,039,255
Other non-current liabilities	123,356	117,919

Total liabilities	$1,363,685	$1,422,863

Shareholders’ equity:
Series B ordinary shares(1) 28,729,115 and 28,709,115 shares outstanding as of December 31, 2011 and June 30, 2011, respectively	$287	$287
Series C ordinary shares(1) 2,495,975 shares outstanding as of December 31, 2011 and June 30, 2011	25	25
Shares owned by Employee Benefit Trust: 3,818 and nil Series B ordinary shares, and 70,046 and 218,495 Series C ordinary shares, as of December 31, 2011 and June 30, 2011, respectively	(1,113)	(525)
Additional paid-in capital	429,949	428,347
Accumulated deficit	(1,129,523)	(1,175,607)
Accumulated other comprehensive income	23,336	19,077

Total shareholders’ equity	$(677,039)	$(728,396)

Total liabilities and shareholders’ equity	$686,646	$694,467

(1)	Authorized share capital includes 52,000,000 Series B ordinary shares and 2,495,975 Series C ordinary shares as of December 31, 2011 and June 30, 2011.

The accompanying notes are an integral part of these consolidated financial statements.

NDS Group Limited

Unaudited Consolidated Statements of Cash Flows

	For the six months ended December 31,
(in thousands)	2011	2010
Cash flows from operating activities:
Net income	$46,084	$25,618
Adjustments to reconcile net income to net cash provided by operating activities:
Net income from discontinued operations	—	(6,206)
Amortization expense	2,103	6,024
Depreciation expense	9,776	9,732
Foreign exchange losses on long-term debt	350	31,504
Foreign exchange losses (gains) on cash	(1,194)	163
Non-cash interest	(15)	29,432
Changes in fair value of derivative financial instruments	36,427	(13,825)
Amortization of deferred debt issuance costs	2,252	3,296
Deferred taxes	(577)	46
Changes in operating assets and liabilities:
Inventory	(461)	(10,105)
Deferred income	(754)	5,144
Receivables and other assets	(8,840)	(42,240)
Payables and other liabilities	(58,737)	42,320
Accrued interest	(658)	1,555
Current taxes	1,768	5,600

Net cash flows of operating activities of continuing operations	27,524	88,058
Net cash flows of operating activities of discontinued operations	—	8,132

Net cash provided by operations	$27,524	$96,190

Cash flows from investing activities:
Purchases of property, plant & equipment	$(10,997)	$(10,789)
Purchases of investments	—	(227)
Movement in restricted cash	665	(243)

Net cash flows of investing activities of continuing operations	(10,332)	(11,259)
Net cash flows of investing activities of discontinued operations	—	(422)

Net cash flows of investing activities	$(10,332)	$(11,681)

Cash flows from financing activities:
Proceeds from issue of shares	$787	$—
Cost of shares purchased by Employee Benefit Trust	(1,113)	—
Proceeds from repayment of loans to management	10,037	—
Proceeds from long-term debt	50,705	—
Repayments of long-term debt	(61,361)	(22,954)

Net cash flows of financing activities of continuing operations	(945)	—
Net cash flows of financing activities of discontinued operations	—	—

Net cash flows of financing activities	$(945)	$(22,954)

Net cash inflow	$16,247	$61,555
Cash and cash equivalents, beginning of period	44,502	119,145
Foreign exchange movements	(3,174)	2,634

Cash and cash equivalents, end of period	$57,575	$183,334

Supplementary information:
Cash interest received	$261	$388
Cash interest paid	$(23,766)	$(34,855)
Taxes paid	$(14,103)	$(9,002)

The accompanying notes are an integral part of these consolidated financial statements.

NDS Group Limited

Unaudited Consolidated Statements of Equity

(in thousands)	Series B ordinary shares(1)	Series C ordinary shares(1)	Shares owned by Employee Benefit Trust(1)	Additional paid-in Capital	Accumulated Other Comprehensive Income	Retained earnings	Total shareholders’ Equity
As of June 30, 2011	$287	$25	$(525)	$428,347	$19,077	$(1,175,607)	$(728,396)
Issue of shares	—	—	525	1,602	—	—	2,127
Purchase of shares	—	—	(1,113)	—	—	—	(1,113)
Comprehensive income	—	—	—	—	4,259	46,084	50,343

As of December 31, 2011	$287	$25	$(1,113)	$429,949	$23,336	$(1,129,523)	$(677,039)

As of June 30, 2010	$287	$25	$(525)	$428,347	$13,992	$(1,427,793)	$(985,667)
Comprehensive income	—	—	—	—	6,342	25,618	31,960

As of December 31, 2010	$287	$25	$(525)	$428,347	$20,334	$(1,402,175)	$(953,707)

(1)	For clarity of presentation, share numbers are separately presented in Note 9.

The accompanying notes are an integral part of these consolidated financial statements.

NDS Group Limited

Notes to the Unaudited Condensed Consolidated Financial Statements

Note 1. Basis of preparation

NDS Group Limited (the “Company”) is domiciled in the United Kingdom, incorporated in Great Britain and registered in England and Wales. The Company is engaged in the business of supplying pay-television platform operators and other digital content owners with enabling technologies and end-to-end solutions for the distribution of paid-for digital content to consumers. The Company has clients throughout the world and has research and development facilities, customer support operations and administrative offices in the United Kingdom, Israel, France, Sweden, Germany, India, China, Singapore, Hong Kong, South Korea, Australia, Canada and the United States.

There is a common management structure across the Company, which ensures that the various subsidiary entities of the continuing business operate in a coordinated and complementary manner. The continuing business of the Company is managed as a single operating unit or segment.

On February 5, 2009, the Company completed a series of transactions (the “take-private transaction”) under which the Company became a privately-owned company, owned 51 percent by Nuclobel Lux 1 S.à r.l. and Nuclobel Lux 2 S.à r.l. (together, the “Nuclobel Entities”), two newly incorporated companies formed by funds (the “Permira Funds”), which are advised by Permira Advisers LLP and associated entities (collectively with the Permira Funds, “Permira”), and 49 percent by News Corporation through its wholly owned subsidiary, NDS Holdco, Inc. (“NDS Holdco”). Subsequent to February 5, 2009, the shareholdings of NDS Holdco and the Nuclobel Entities were marginally diluted as a result of the subscription for new Series B ordinary shares and new Series C ordinary shares in Company by certain directors and members of the Company’s management.

In January 2011, the Company disposed of its OpenBet business. The OpenBet business comprised several subsidiaries which operated together as a separate segment of the Company’s business. The results of the OpenBet business are classified as discontinued operations in these condensed consolidated financial statements.

These condensed consolidated financial statements of the Company are stated in U.S. dollars, and have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). Unless the text indicates otherwise, all financial information, except share and per share amounts, is stated in thousands of U.S. dollars. The condensed consolidated financial statements include the accounts of all controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company’s fiscal year ends on the Sunday closest to June 30. Fiscal year 2012 will comprise the 52 weeks ending July 1, 2012, while fiscal year 2011 comprised the 53 weeks ended July 3, 2011, with the 53rd week falling in the fourth fiscal quarter. All references to the six months ended December 31, 2011 and December 31, 2010 relate to the 26 weeks ended January 1, 2012 and December 26, 2010, respectively. For convenience purposes, the Company dates its financial statements as of June 30 or December 31, as applicable.

These interim unaudited condensed consolidated financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements for the fiscal year ended June 30, 2011 and notes thereto.

Information presented for the six-month periods ended December 31, 2010 and December 31, 2011 and as of December 31, 2011 is unaudited and has been prepared in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 270, Interim Reporting and Article 10 of Regulation S-X. The accounting policies stated in the audited consolidated financial statements for the fiscal year ended June 30, 2011 have been applied to the interim periods. Information and footnote disclosures normally included in annual financial statements prepared in accordance with US GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the unaudited condensed consolidated financial statements for the six-month periods ended December 31, 2011 and 2010 and as of December 31, 2011 reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial position, the consolidated operating results, the consolidated comprehensive income and the consolidated cash flows as of and for the periods shown. The unaudited condensed consolidated results of operations for the six-month period ended December 31, 2011 are not necessarily indicative of results that may be expected for any other interim period or for the full fiscal year ending June 30, 2012.

Subsequent events

These condensed consolidated financial statements include an evaluation of subsequent events through February 8, 2012, the date on which these consolidated financial statements were available to be issued.

Note 2. Net income per share

The Company has multiple classes of shares. The Company has followed the two-class method to compute basic and diluted net income per share, under which earnings are allocated to each class of participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. The terms of the classes of participating securities are such that all of the earnings of the Company are attributed to the Series B ordinary shares. Neither basic nor diluted earnings per share figures are presented for either of Series C ordinary shares or Series D ordinary shares.

The Company had granted options over shares in OpenBet Technologies Limited, a wholly owned subsidiary, which was sold in January 2011 and which comprises the discontinued operations of the Company. The Company has determined that those options were anti-dilutive so far as the Company’s classes of participating security are concerned, and accordingly the effect of those options has been excluded from determination of the Company’s earnings per share. Options over shares in OpenBet Technologies Limited equated to approximately 7.8% of the diluted share capital of OpenBet Technologies Limited as of the date of sale.

The numerator and denominator used in the calculation of earnings per share were as follows:

	For the six months ended December 31,
(in thousands, except share amounts)	2011	2010
Net income from continuing operations, attributable to Series B ordinary shares	$46,084	$19,412
Net income from discontinued operations, attributable to Series B ordinary shares	—	6,206

Net income attributable to Series B ordinary shares	$46,084	$25,618

Weighted average number of Series B shares in issue	28,727,625	28,709,115

There were no potentially dilutive Series B ordinary shares for any period covered by these consolidated financial statements and accordingly, diluted net income per Series B ordinary share is identical to basic net income per Series B ordinary share.

Unaudited pro forma net income per share

The Company presents pro forma net income per share to illustrate the effect of the proposed reorganization whereby each ordinary share in NDS Group Limited will be converted into a specified number of common shares in NDS Group Holdings Limited. The unaudited pro forma basic and diluted net income per share assume that Series B, Series C and Series D ordinary shares (or options over such shares) in NDS Group Limited were converted into common shares (or options over such shares) in NDS Group Holdings Limited on             ,              and according to the following conversion factors:

1 Series B ordinary share = common shares
1 Series C ordinary share = common shares
1 Series D ordinary share = common shares

The numerator and denominator for the unaudited pro forma basic and diluted net income per share were calculated as follows:

Note 3. Discontinued operations

On January 31, 2011, the Company completed the disposal of the OpenBet business. The OpenBet business comprised a separate segment of the Company’s business and its results of operations and cash flows are shown as discontinued operations for the six months ended December 31, 2010 and comprised:

(in thousands)	For the six months ended December 31, 2010
Revenue	$44,184

Income before income taxes	$8,604
Income tax expense	(2,398)

Net income of discontinued operations	$6,206

Note 4. Interest and other expense, net

Interest and other expense, net comprises:

	For the six months ended December 31,
(in thousands)	2011	2010
Interest on long-term debt	$23,108	$66,006
Amortization of debt issuance costs	2,252	3,296
Foreign exchange losses on long-term debt	350	31,504
Foreign exchange (gains) losses on cash	(1,194)	163
Changes in fair value of foreign exchange forward purchase contracts	37,031	(13,825)
Losses on interest rate swaps	4,100	2,620
Other interest	(276)	(552)

Total interest and other expense, net	$65,371	$89,212

Note 5. Analysis of certain balance sheet accounts

Accounts receivable

Accounts receivable are stated net of valuation reserves as follows:

(in thousands)	December 31, 2011	June 30, 2011
Gross receivables	$175,147	$190,503
Valuation reserve	(1,370)	(1,731)

Accounts receivable, net	$173,777	$188,772

The movement in the valuation reserve is as follows:

(in thousands)	For the six months ended December 31, 2011
Valuation reserve, beginning of period	$1,731
Net reversals	(361)
Used	—

Valuation reserve, end of period	$1,370

Four clients together comprised 48% of gross accounts receivable as of December 31, 2011. Five clients together comprised 40% of gross accounts receivable as of June 30, 2011. No other client individually comprised more than 5% of gross accounts receivable at either of December 31, 2011 or June 30, 2011.

Inventories

Inventories are stated net of valuation reserves as follows:

(in thousands)	December 31, 2011	June 30, 2011
Smart cards and their components	$43,048	$39,202
Valuation reserves	(1,889)	(1,553)

	41,159	37,649
Deferred smart card costs	10,317	13,165
Other inventory	2,220	—
Contract work-in-progress	1,280	3,701

Inventories, net	$54,976	$54,515

The movement in the valuation reserve is as follows:

(in thousands)	For the six months ended December 31, 2011
Valuation reserve, beginning of period	$1,553
Additions	336
Used	—

Valuation reserve, end of period	$1,889

Smart cards and their components are considered to be in the state of work-in-progress. Deferred smart card costs represent the book value of smart cards shipped to clients but for which revenue had not been recognized as of the balance sheet date.

Other assets

Other current assets comprise:

(in thousands)	December 31, 2011	June 30, 2011
Accrued income	$49,221	$36,039
Prepaid and deferred expenses	33,924	36,035
Other	27,959	28,919

Other current assets	$111,104	$100,993

Other non-current assets comprise:

(in thousands)	December 31, 2011	June 30, 2011
Prepaid and deferred expenses	$23,405	$26,362
Severance fund assets	67,565	72,222
Investments	12,493	12,493
Deferred technology costs	6,689	—
Other	34,796	44,702

Other non-current assets	$144,948	$155,779

Investments comprise unlisted shares in an entity where the Company does not have significant influence. In the absence of a quoted market price in an active market and due to the fact that fair value cannot be reliably measured, the investment is carried at cost. There have been no indicators of impairment in the carrying value of the investment.

Severance fund assets comprise funds held by insurance companies to substantially cover liabilities to make payments to employees in certain jurisdiction (principally Israel) when they cease employment in most circumstances.

Deferred technology costs comprise costs capitalized under ASC 985-20-25, Costs of software to be sold, leased, or otherwise marketed. $6.7 million was capitalized in the six month period ended December 31, 2011 and no amortization has been recorded. Amounts capitalized prior to June 30, 2011 were not significant.

Property, plant and equipment

(in thousands)	December 31, 2011	June 30, 2011
Leasehold improvements (Useful lives of 3 to 7 years, or term of lease)	$27,365	$27,806
Plant and equipment (Useful lives of 2 to 5 years)	151,206	158,537

	178,571	186,343
Less accumulated depreciation	(134,063)	(139,118)

Total property, plant and equipment, net	$44,508	$47,225

Goodwill and other intangibles

Goodwill and other intangibles comprise:

(in thousands)	December 31, 2011	June 30, 2011
Goodwill	$78,309	$78,309

Intellectual property rights (Useful lives of 3 to 14 years)	$87,360	$88,231
Client relationships (Useful lives of 6 to 10 years)	21,556	22,073

	108,916	110,304
Less accumulated amortization	(93,338)	(92,468)

Total other intangibles, net	$15,578	$17,836

Deferred income

Components of deferred income are as follows:

(in thousands)	December 31, 2011	June 30, 2011
Deposits and similar amounts billed in advance	$7,519	$9,237
Deferred security fees	4,576	11,440
Other deferred income	59,147	51,319

Included within current liabilities	$71,242	$71,996

Other liabilities

Other current liabilities comprise:

(in thousands)	December 31, 2011	June 30, 2011
Accrued expenses	$68,770	$109,632
Accrued interest	710	1,398
Payroll and sales taxes	16,669	16,341
Other	31,627	8,188

Other current liabilities	$117,776	$135,559

Other non-current liabilities comprise:

(in thousands)	December 31, 2011	June 30, 2011
Accrued expenses	$100,359	$109,311
Other	22,997	8,608

Other non-current liabilities	$123,356	$117,919

Note 6. Long-term debt

(in thousands)	December 31, 2011	June 30, 2011
Term Loan A	$228,335	$262,549
Term Loan B	794,000	798,000
Revolving credit facility	—	—

Total long-term debt	$1,022,335	$1,060,549

Included with current liabilities	$19,862	$21,294
Included within non-current liabilities	1,002,473	1,039,255

	$1,022,335	$1,060,549

The movement in long-term debt was as follows:

(in thousands)	For the six months ended December 31,
	2011	2010
Long-term debt, beginning of period	$1,060,549	$1,396,773
Interest settled by payment-in-kind notes	—	29,596
Gross drawings under Revolving Credit Facility	50,705	—
Gross repayments under Revolving Credit Facility	(51,055)	—
Other repayments of long-term debt	(10,306)	(22,954)
Foreign exchange movements recorded within interest and other expense, net	350	31,504
Foreign exchange movements recorded within other comprehensive income	(27,908)	—

	$1,022,335	$1,434,919

In March 2011, the Company entered into new loans agreements with banks and repaid all existing long-term debt (“the refinancing”).

Term Loan A

Term Loan A is denominated in euros and bears interest at a margin over the relevant LIBOR, payable in cash. The Term Loan A is repayable by cash installments through March 10, 2017. The margin charged is dependent on certain financial ratios achieved by the Company.

Term Loan B

Term Loan B is denominated in US dollars and bears interest at a margin over the relevant LIBOR (subject to a floor of 100 basis points on the relevant LIBOR), payable in cash. The Term Loan B is repayable by cash installments through March 10, 2018. The margin charged is dependent on certain financial ratios achieved by the Company.

Revolving Credit Facility

As part of the refinancing, the Company entered into a new multi-currency revolving credit facility of $75 million. During the six months ended December 31, 2011, the Company made gross borrowings under the Revolving Credit Facility of $50.7 million which were repaid during the period. As of December 31, 2011, no amounts were due under the Revolving Credit Facility. The Revolving Credit Facility bears interest at a margin over the relevant LIBOR, payable in cash. The margin charged is dependent on certain financial ratios achieved by the Company. Drawings, repayments and interest periods can be determined by the Company within customary parameters.

Other

The loans are subject to customary covenants covering such matters as EBITDA / interest and financial indebtedness / EBITDA ratios, and impose restrictions on how management can operate the business and make investments or disposals.

The loan agreement also provides for mandatory partial prepayment should the Company, amongst other things, generate cash in excess of certain defined amounts, but no such additional payments were required in respect of the year ended June 30, 2011 or the six months ended December 31, 2011. Excess cash generally equates to the sum of cash generated from operations, less cash used in investing activities, less mandatory and voluntary repayments. The Company is required to repay an amount equal to: (i) 50% of the excess cash, if the leverage ratio at the end of any fiscal year starting the year ending June 2012 is greater than 3.25 to 1.0; (ii) 25%

of the excess cash, if the leverage ratio is less than or equal to 3.25 to 1.0 but greater than 2.75 to 1.0; or (iii) none of the excess cash, if the leverage ratio is less than or equal to 2.75 to 1.0.

Costs incurred in arranging the long-term debt are deferred and amortized as part of interest and other expense, net using the effective interest rate method. Unamortized costs amounted to $23.4 million and $26.4 million as of December 31, 2011 and June 30, 2011, respectively, and are included within prepaid and deferred expenses as part of other non-current assets.

Substantially all of the Company’s assets are pledged as security for the long-term debt.

Note 7. Fair values

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:	quoted (unadjusted) prices in active markets for identical assets and liabilities;

Level 2:	other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3:	techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

The Company held the following derivative financial instruments that are recorded in the consolidated balance sheet at fair value:

(in thousands)	December 31, 2011	June 30, 2011
Forward currency purchase contracts not designated as an effective hedge:
Current asset	$—	$13,244
Non-current asset	—	484
Current liability	(20,866)	—
Non-current liability	(2,437)	—

	$(23,303)	$13,728

Interest rate swaps designated as an effective hedge:
Current liability	$(4,063)	$(1,090)
Non-current liability	(13,203)	(4,087)

	$(17,266)	$(5,177)

Interest rate swaps not designated as an effective hedge:
Current liability	$(1,826)	$(1,563)
Non-current liability	(3,331)	(4,198)

	$(5,157)	$(5,761)

Total derivative instruments included in the consolidated balance sheet as:
Current asset	$—	$13,244
Non-current asset	—	484
Current liability	(26,755)	(2,653)
Non-current liability	(18,971)	(8,285)

Total, net	$(45,726)	$2,790

All derivative financial instruments are designated as Level 2 items and there were no transfers between the three hierarchies of fair value measurement. No assets have been posted as collateral to support these derivative financial instruments.

The following elements been recorded within the consolidated statement of operations as a result of holding derivative financial instruments:

	For the six months ended December 31,
(in thousands)	2011	2010
Gains (losses) in respect of forward currency purchase contracts, not designated as an effective hedge:
–included within interest and other expense, net	$(37,031)	$13,825
–included within technology and development expenses	526	5
Gains (losses) in respect of interest rate swaps, included within interest and other expense, net:
–on contracts designated as an effective cash flow hedge, transferred from other comprehensive income	(3,965)	(2,620)
–on contracts not designated as an effective cash flow hedge	(135)	—

Total amount recorded within consolidated statement of operations	$(40,605)	$11,210

The following elements been recorded within other comprehensive income as a result of holding derivative financial instruments:

	For the six months ended December 31,
(in thousands)	2011	2010
Gains (losses) in respect of interest rate swaps:
–on contracts designated as an effective cash flow hedge	$(16,356)	$(1,905)
–Realized amounts, transferred from other comprehensive income	3,965	2,620

Total amount recorded within other comprehensive income	$(12,391)	$715

Forward currency purchase contracts

The Company has entered into a series of forward currency purchase contracts to act as an economic hedge against a portion of forecast cash flows denominated in Israeli shekels through June 2013 and Indian rupees through December 2012. The forward currency purchase contracts do not satisfy the technical requirements of ASC 815, Derivatives and Hedging to qualify for hedge accounting. The fair value of the forward currency purchase contracts is recorded in the consolidated balance sheet. Changes in the fair value of these contracts are included within interest and other expense, net. On settlement of the contracts, the realized gain or loss is included within operating expenses. The cash flows associated with the contracts are classified within cash provided by operations. The fair value of the forward currency purchase contracts has been estimated using published forward and spot exchange rates. The notional value of these forward currency purchase contracts existing as of December 31, 2011 was $322.5 million.

Interest rate swaps

The Company has entered into a series of “pay fixed—receive variable” interest rate swaps to act as a cash flow hedge against changing interest rates for a portion of the Company’s variable-rate long-term debt. The cash flows associated with the contracts are classified within cash provided by operations. The contracts were designated at inception as hedging instruments in an effective hedge. The fair value of interest rate swaps is included within the consolidated balance sheet. Changes in fair value are recorded within other comprehensive income and then transferred to the consolidated statement of operations when the individual contracts are settled. The fair value of the interest swaps has been estimated using published interest rates and projected yield curves.

At the time of the refinancing, interest rate swaps then outstanding were de-designated as effective hedges since the forecast cash flows were no longer highly probable. An amount of $7.2 million was transferred from other comprehensive income to interest and other expense, net on de-designation during the third quarter of fiscal year 2011. Certain contracts were terminated and the Company “neutralized” the effect of the remaining interest rate swap contracts by entering into a series of “pay variable—receive fixed” interest rate swaps with the same terms and counter-parties. The fair value of interest rate swaps continues to be included within the consolidated balance sheet. Changes in fair value subsequent to de-designation are recorded within the consolidated statement of operations. Future changes in net fair value will only be affected by the time value of money. The contracts extend through March 2015.

Following the refinancing, the Company entered into a new series of “pay fixed—receive variable” interest rate swaps to act as a cash flow hedge against changing interest rates for a portion of both Term Loan A and Term Loan B. The terms of the interest rate swap for the cash flow hedge of the Term Loan B also mirrors the floor of 100 basis points in the variable interest rate obligation. The contracts were designated at inception as hedging instruments in an effective hedge. The fair value of interest rate swaps is included within the consolidated balance sheet. Changes in fair value are recorded within other comprehensive income and then transferred to the consolidated statement of operations when the individual contracts are settled. The notional values of these interest rate swap contracts existing as of December 31, 2011 were $435.1 million and €96.3 million, extending through March 2016. The proportion of long-term debt covered by the effective hedge is approximately 55% of the amortized principal amount through March 2016, after allowing for then-expected contractual and additional repayments. Based on the fair value as of December 31, 2011, a net loss of $4.1 million would be transferred from other comprehensive income to the consolidated statement of operations in the ensuing 12 months.

Other

The carrying value of other financial instruments (including cash, cash equivalents, restricted cash and receivables) approximates their fair value.

Note 8. Income taxes

Income taxes for the six month periods ended December 31, 2011 and December 31, 2010 have been determined by applying the effective tax rate for the year estimated as of the balance sheet date to the pre-tax result for the period, in accordance with guidance set out in ASC 740-270, Interim Reporting—Income Taxes.

Income tax expense of $15.3 million was recorded in the six months ended December 31, 2011 on income before taxes of $61.4 million, an effective tax rate of 24.9%. This includes a charge of $0.9 million in respect of uncertain tax positions and interest and $0.2 million in respect of changes in the rate of UK corporation tax. The Company incurred taxes on profits earned in overseas jurisdictions and suffered withholding taxes on certain revenue receipts from clients for which full double tax relief may not be available. The Company continues to benefit from research and development tax credits. As a consequence of all these factors, the effective tax rate is lower than the statutory UK tax rate of 25.75%. Income tax expense for the six months ended December 31, 2010 was $12.7 million on income before taxes of $32.1 million, which was an effective tax rate of 39.5%. This was higher than the UK statutory rate for the year of 27.0% due to valuation reserves being created in respect of net UK losses.

On July 19, 2011, legislation was enacted to reduce the rate of UK corporation tax to 26% with effect from April 1, 2011 and to 25% with effect from April 1, 2012. The UK Government’s stated intention is to lower the rate progressively to 23% by 1% each year from April 2013. The effect of the reduction in corporation tax rate to 23% would be to reduce the Company’s net deferred tax assets by approximately $0.6 million.

The movement in the Company’s reserve for uncertain tax positions, excluding interest and penalties, is as follows:

	For the six months ended December 31,
(in thousands)	2011	2010
Beginning of period	$11,673	$14,404
Additions for tax positions related to current period	787	924
Additions for tax positions related to prior periods	—	1,442
Reductions for tax positions related to prior periods	—	—
Reductions due to statutes of limitations	—	—
Resolutions due to settlements	(7,988)	(409)
Foreign exchange movements	(844)	—

End of period	$3,628	$16,361

The accumulated amount of interest and penalties accrued as of December 31, 2011 and June 30, 2011 was $0.7 million and $0.6 million, respectively. Approximately $3.6 million and $3.6 million of unrecognized tax benefits as of December 31, 2011 and June 30, 2011, respectively, would affect the Company’s future effective tax rate if realized.

During the six months ended December 31, 2011, the Company resolved uncertain tax positions amounting to $8.0 million. Resolution had no effect on the Company’s income tax expense and involved immaterial cash payments. The Company does not presently anticipate that remaining accruals for uncertain income tax positions will significantly increase or decrease in the next 12 months; however, actual developments in this area could differ from those currently expected.

Her Majesty’s Revenue and Customs in the United Kingdom has completed its review of the Company’s UK tax returns for all fiscal years through fiscal 2009 and has commenced a review of the Company’s UK tax returns for fiscal year 2010. Additionally, the Company’s income tax returns for the fiscal years 2006 through 2010 are under examination in various foreign jurisdictions. The Company has not yet filed its income tax returns for fiscal year 2011.

Note 9. Shareholders’ equity

The share capital of the Company is as follows:

(Dollar amounts in thousands)	As of December 31, 2011		As of June 30, 2011
Authorized:
Series A Ordinary shares	48,000,000	$480	48,000,000	$480
Series B Ordinary shares	52,000,000	520	52,000,000	520
Series C Ordinary shares	2,495,975	25	2,495,975	25
Series D Ordinary shares	8,877,440	89	8,877,440	89
Series E Deferred shares	11,373,415	113	11,373,415	113

	122,746,830	$1,227	122,746,830	$1,227

Issued:
Series A Ordinary shares	—	$—	—	$—
Series B Ordinary shares	28,729,115	287	28,709,115	287
Series C Ordinary shares	2,495,975	25	2,495,975	25
Series D Ordinary shares	—	—	—	—
Series E Deferred shares	—	—	—	—

	31,225,090	$312	31,205,090	$312

The par value of all shares is $0.01 each.

During the six months ended December 31, 2011, the Company issued 20,000 non-voting Series B ordinary shares for non-cash consideration of $1.3 million. As of June 30, 2011, an employee benefit trust controlled by the Company owned 218,495 Series C ordinary shares. During the six months ended December 31, 2011 these were sold by the employee benefit trust to an executive of the Company for cash consideration of $0.8 million. During the six months ended December 31, 2011, the employee benefit trust purchased 3,818 Series B ordinary shares and 70,046 Series C ordinary shares from an employee of the Company for aggregate consideration of $1.1 million, and these shares were held by the employee benefit trust as of December 31, 2011.

There were no changes in share capital in the six months ended December 31, 2010.

Note 10. Equity-based compensation

The NDS Group Limited 2009 Share Option Plan (“the Plan”) provides that options may be granted to employees to purchase up to a total of 8,877,440 Series D ordinary shares over three years from February 6, 2009. The options vest at a rate of 25% per year but no option shall be exercisable unless there is an “exit event”, such as an initial public offering of the Company’s securities. The Compensation Committee of the Company’s Board of Directors has discretion over the terms of the Plan and may vary them. This includes discretion as to how unvested options will be dealt with at an exit event.

Because the share options are not exercisable unless and until there is an exit event (and subject to the vesting rate condition) and such an exit event cannot be considered to be probable as of the end of any of the periods presented in these consolidated financial statements, no options have been exercised or are exercisable and no expense has been recorded for any of the awards under the NDS new plan. Unrecognized expense as of December 31, 2011 and June 30, 2011 amounted to $18.3 million and $18.5 million, respectively.

The number of options over Series D ordinary shares granted under the Plan was as follows:

	For the six months ended December 31,
Number of share options	2011	2010
Beginning of period	8,877,360	6,576,460
Granted	125,000	—
Exercised	—	—
Forfeited	(165,530)	(46,200)

End of period	8,836,860	6,530,260

Exercisable at $6.30 per share	8,711,830	6,530,260
Exercisable at $7.50 per share	125,000	—

	8,836,830	6,530,260

The grant date fair value of the award granted during the six months ended December 31, 2011 was estimated using the Black Scholes model and using the following assumptions:

Fiscal 2012 Award
Grant date fair value	$1.80
Expected life of share option	2.6 years
Assumed dividend yield	Nil
Expected share price volatility	39%
Risk-free interest rate	0.3%
Share price	$7.50

The expected life of the options was based on a probability-weighted assumption as to the timing of an exit event. The dividend yield was nil because the Company does not expect to pay any dividend so long as it continues as presently constituted. The expected share price volatility was derived from the share price of the Company when it was a public company, measured over a period equivalent to the expected life of the options up until December 31, 2008. This is not significantly different from the volatility in the share price of comparable companies, measured historically for periods equivalent to the expected lives of the awards. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. The share price was estimated contemporaneously with the award using generally accepted valuation methodologies and taking into account the particular economic terms of the Series D ordinary shares in comparison to the other classes of ordinary shares in issue.

Note 11. Related party transactions

Operating transactions

The Company conducts business transactions with subsidiaries of News Corporation. These entities are considered to be related parties. Agreements covering arrangements between News Corporation’s subsidiaries and the Company are entered into in the context of two entities over which a third entity exercises significant influence or control. Therefore, there can be no assurance that each of the agreements, the transactions provided for therein or any amendments thereof will be effected on terms at least as favorable to the Company as could have been obtained from unaffiliated third parties.

Technology and services for digital pay-television platform operators are supplied to SKY Italia, STAR TV and News America Marketing, which are subsidiaries of News Corporation. Revenue recognized from such related parties was $38.6 million and $39.5 million in the six months ended December 31, 2011 and 2010, respectively. Accounts receivable from such related parties were $18.6 million and $15.9 million as of December 31, 2011 and June 30, 2011, respectively.

Cost reimbursement

News Corporation pays certain costs (principally certain payroll, employee benefits, legal, and property expenses) on behalf of the Company. The Company reimburses News Corporation for such payments, typically within a month of the payment being made by a subsidiary of News Corporation. Included within accounts payable are the following amounts owed to News Corporation in respect of administrative services and other costs paid by News Corporation on behalf of the Company: December 31, 2011 – $0.9 million; June 30, 2011 – $1.4 million.

Technology and development services

Through November 5, 2011, the Company’s technology and development activities in Canada were conducted through a contract for services with News Corporation, which commenced in November 2009. The Company has full ownership of all the intellectual property rights deriving from such services. This arrangement ceased on November 5, 2011 when the relevant employees became employees of the Company.

Costs of such services were $2.7 million and $2.7 million in the six months ended December 31, 2011 and 2010, respectively. No amounts were payable to News Corporation for such services as of December 31, 2011 or June 30, 2011.

Management Services

Each of News Corporation and Permira are entitled to receive an annual management fee of $1 million; $0.5 million in respect of each of News Corporation and Permira was recorded within general and administrative expenses in each of the six month periods ended December 31, 2011 and 2010. No amount in respect of each of News Corporation and Permira was unpaid as of either December 31, 2011 or June 30, 2011.

Financing

The Company issued a Vendor Loan Note to a subsidiary of News Corporation in connection with the take-private transaction. The Vendor Loan Note together with accumulated interest was repaid in full as part of the refinancing in March 2011. Interest expense on the Vendor Loan Note amounted to $19.0 million in the six months ended December 31, 2010.

Management loans

As part of the take-private transaction, loans of $7.5 million were advanced by the Company to certain members of the senior management team (including certain Directors and Officers of the Company) to enable them to part-fund the purchase of new shares in the Company. A further $0.3 million was advanced during the year ended June 30, 2010 and $1.3 million in July 2011. On July 21, 2011, all of the loans together with all accrued interest were repaid to the Company. In accordance with guidance given in ASC 310-10-S99-2—Receivables, the amount was recorded as an asset rather than as a deduction from equity. The total of loans plus accrued interest repaid was $10.0 million. Because the loans were advanced to fund purchases of shares in the Company, the payment of loans and interest has been classified as a financing cash flow. The total amount of loans and accrued interest as of June 30, 2011 was $8.7 million and was included within other non-current assets.

Note 12. Contingencies and commitments

Litigation

The Company experiences routine litigation in the normal course of its business. The Company believes that none of its pending litigation will have a material adverse effect on its consolidated financial condition, future results of operations or liquidity.

Government grants

The Company has received grants from the government of the State of Israel towards the cost of certain capital expenditure. If the conditions of these grants are not complied with, the grants may be required to be refunded, in whole or in part, with interest from the date of receipt. The major conditions relating to a grant concern the maintenance of adequate non-distributable reserves and retention of the associated assets for a set period of time. It is not anticipated that any repayment of these grants will be required. Property, plant and equipment situated in Israel, with a net book value of $9.0 million as of December 31, 2011, is the subject of a lien to secure compliance with the terms of the grants.

Guarantees

In the normal course of business, the Company provides, and from time to time makes payments in respect of, indemnification agreements of varying scopes, including warranties concerning the security of the Company’s smart cards, limited product warranties and indemnification of clients against claims of intellectual property infringement made by third parties arising from the use of the Company’s solutions or services. Also, the Company may be subject to liquidated damages in the event of late delivery of goods or services. The nature of these commitments has been considered in determining the revenue and costs recognized in these consolidated financial statements. Costs are accrued for known warranty and indemnification issues if a loss is probable and can be reasonably estimated. Historically, costs related to these warranties and indemnification agreements have not been significant, but because potential future costs are highly variable, the Company is unable to estimate the maximum potential impact of these guarantees on the Company’s future results of operations.

Other

The nature of the Company’s business is such that it may be subject to claims by third parties alleging infringements of various intellectual property rights. The Company intends to vigorously defend against any such claims. Where a liability arising from these claims is probable, an accrual is made based on management’s best estimate. It is not anticipated that any resulting liability in excess of amounts recognized in these consolidated financial statements will materially affect the Company’s financial position.

Amounts payable by the Company under certain licensing agreements are subject to audit rights held by the licensor and the terms of such agreements may be open to subjective interpretation. The Company settles its liabilities under such contracts based on its assessment of the amounts due. However, it may be subject to claims that the amounts paid are incorrect. It is not anticipated that any resulting liability in excess of amounts recognized in these consolidated financial statements will materially affect the Company’s financial position.

The Company’s operations are subject to tax in various domestic and international jurisdictions and, as a matter of course, the Company is regularly audited by UK and overseas tax authorities. The Company believes it has appropriately accrued for the expected outcome of all pending tax matters and does not currently anticipate that the ultimate resolution of pending tax matters will have a material adverse effect on its consolidated financial condition, future results of operations or liquidity.

Note 13. Subsequent event

In January 2012, the Supreme Court of the United States of America denied a petition to hear the challenge by EchoStar Satellite Corporation, now known as Dish Network LLC, EchoStar Communications Corporation, EchoStar Technologies Corporation and NagraStar LLC, a joint venture company between the EchoStar parties and Kudelski Group (collectively, “EchoStar”), to a United States Court of Appeals for the Ninth Circuit decision in which the Company was stated to be the sole prevailing party in a lawsuit between EchoStar and the Company.

The Supreme Court’s denial ends the challenge to the United States Court of Appeals for the Ninth Circuit’s award against EchoStar in August 2010, which awarded the Company $18 million and the release of a further $4.3 million of funds held in escrow pending the appeals. The Company expects to record a gain of approximately $22 million in the three month period ending March 31, 2012 as a result of this item. The gain will be recorded as a reduction in general and administration costs, the line item in which the costs of the original litigation were original recorded in the years 2003 to 2011.

Customers worldwide

THE AMERICAS

Cablevision
Canal Overseas
Charter Communications
Comcast
Cox Communications
DIRECTV
DIRECTV LA
Rogers Communications
Sky Brazil
Sky Mexico

EUROPE I MIDDLE EAST I AFRICA

A1 Telekom Austria
Akado Stolitsa
Aster
BeTV
Bouygues Telecom
BSkyB
BTC Vivacom
Cablecom
Canal Digital
Canal Digitaal
Canal Overseas
CanalSat
Cyfra+
CYTA
Digital +
Dogan TV
DTH Television
Eutelsat
Get
Hot
Interactive Technologies
Kabel BW
Kabel Deutschland
Kazteleradio
Lumiere TV
MYtv
On Digital Media
Ono
PAKT
Partner Communications
PrimaCom
Romtelecom
Serbia Broadband
SFR
Sistema
Sky Deutschland
Sky Italia
Smallworld
TeleClub
Tele Columbus
Total TV
UPC
Viasat
Vision TV
Vodafone
Yes
Zon

ASIA I OCEANIA

AGWL
Aora
Astro MBNS
Bharti Airtel
Canal Overseas
CCN-Wenzhou
CCTV
Chongqing Cable TV
CJ HelloVision
Darsh Digital
DEN
DOXTV
Foxtel
GSGB
Guangzhou Cable TV
Guizhou Cable TV
GTPL
Hathway
HCN
JAKS Communications
KT
Mediascape
PT MNC Skyvision
Shanghai Oriental Cable Network
Shenzhen Topway
Sichuan Cable Network
Sky Television
Softbank-BBTV
STAR
Tata Sky
Tbroad
Tianjin Cable
TrueVisions
TVB Pay Vision
Zhongshan Cable

NDS

technologies making content valuable

             SHARES

NDS GROUP HOLDINGS LIMITED

PROSPECTUS

                    , 2012

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Section 98 of the Companies Act 1981 of Bermuda (the “Bermuda Companies Act”) provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Bermuda Companies Act.

We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our bye-laws will provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Bermuda Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director.

Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling the company pursuant to provisions of our bye-laws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding, which may result in a claim for such indemnification.

We carry insurance policies insuring our directors and officers against certain liabilities that they may incur in their capacity as directors and officers. In addition, we expect to enter into indemnification agreements with each of our directors and officers prior to completion of the offering.

Additionally, reference is made to the Underwriting Agreement filed as Exhibit 1.1. hereto, which provides for indemnification by the underwriters of this offering and our directors and officers who sign the registration statement, under certain circumstances.

Item 7. Recent Sales of Unregistered Securities.

During the past three years, NDS Group Holdings Limited has sold the following securities without registration under the Securities Act of 1933, as amended (the “Securities Act”):

On August 10, 2011, 3,389,080,730 common shares were issued and sold to the Nuclobel Entities and NDS Holdco or affiliates thereof for an aggregate purchase price of $33,890.81 in reliance upon the exemption from registration under Section 4(2) of the Securities Act.

Item 8. Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description

1.1	Form of Underwriting Agreement.

2.1**	Equity Implementation Deed, by and among NDS Group Holdings Limited, NDS Holdco, Nuclobel Lux 1 S.àr.l., Nuclobel Lux 2 S.àr.l., News Corporation and the other stockholders of NDS Group Limited named therein, dated August 10, 2011.

3.1*	Form of Amended and Restated Memorandum of Association.

3.2**	Form of Amended and Restated Bye-Laws.

4.1*	Form of Common Share Certificate.

5.1**	Form of Opinion of Conyers Dill & Pearman Limited, Bermuda counsel for the Registrant, as to the legality of the common shares.

8.1	Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. federal tax law matters.

8.2**	Form of Opinion of Conyers Dill & Pearman Limited regarding certain Bermuda tax law matters.

10.1**	2011 NDS Share Incentive Plan.

10.2**	Credit Agreement, by and among NDS Group Limited, NDS Finance Limited, NDS (Holdings) Europe Limited, NDS Treasury (Americas), LLC, the guarantors party thereto, the lenders and L/C issuers parties thereto, J.P. Morgan Securities LLC, J.P. Morgan plc, Morgan Stanley Senior Funding, Inc., BNP Paribas London Branch, Goldman Sachs Lending Partners LLC, Lloyds TSB Bank plc, UBS Limited, JPMorgan Chase Bank, N.A. and J.P. Morgan Europe Limited, dated
March 10, 2011.

10.3**	Form of Shareholders’ Agreement, by and among NDS Group Holdings Limited, Nuclobel Lux 1 S.àr.l., Nuclobel Lux 2 S.àr.l., News Corporation and NDS Holdco, Inc.

10.4**	Subscription Agreement, by and among NDS Group Holdings Limited, Nuclobel Lux 1 S.àr.l., Nuclobel Lux 2 S.àr.l. and News Corporation, dated August 10, 2011.

10.5	Form of Registration Rights Agreement, by and among NDS Group Holdings Limited, Nuclobel Lux 1 S.àr.l., Nuclobel Lux 2 S.àr.l., News Corporation and the shareholders of NDS Group Holdings Limited named therein.

10.6**	New Master Intercompany Agreement, by and between News Corporation and NDS Finance Limited, dated February 6, 2009.

10.7**	Employment Agreement between NDS Group Limited and Dave Habiger, dated July 22, 2011.

10.8**	Amended and Restated Employment Agreement between NDS Group Holdings Limited and Abraham Peled, dated December 7, 2011.

10.9**	Amended and Restated Employment Agreement between NDS Group Holdings Limited and Alexander Gersh, dated December 7, 2011.

10.10**	Amended and Restated Employment Agreement between NDS Group Holdings Limited and Raffi Kesten, dated December 7, 2011.

10.11**	Amended and Restated Employment Agreement between NDS Group Holdings Limited and Pyrros Koussios, dated December 7, 2011.

10.12*	Amended and Restated 2009 Share Option Plan of NDS Group Limited.

10.13**	Form of Indemnification Agreement for the Company’s directors and certain officers.

Exhibit Number	Description

10.14	Form of Management Shareholders’ Agreement, by and among NDS Group Holdings Limited, NDS Group Limited, Nuclobel Lux 1 S.àr.l., Nuclobel Lux 2 S.àr.l., News Corporation, NDS Holdco, Inc. and the persons listed on Schedule 1 thereto.

21.1**	Subsidiaries of the Registrant.

23.1	Consent of Ernst & Young LLP.

23.2	Form of Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.1).

23.3	Form of Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1).

24.1	Powers of Attorney (included on signature page to the Registration Statement).

99.1**	Consent of Abraham Peled, a director nominee.

99.2**	Consent of Dave Habiger, a director nominee.

*	To be filed by amendment.
**	Previously filed.

(b) Financial statement schedules have been omitted because the information called for is not applicable or is shown in the financial statements or the notes thereto.

Item 9. Undertakings

The undersigned hereby undertakes:

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, United Kingdom, on the 15th day of February, 2012.

NDS Group Holdings Limited

By:	/s/ Dave Habiger
Name: Dave Habiger
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dave Habiger and Alexander Gersh, and each of them, his true and lawful attorneys-in-fact and agents, with full power to act separately and full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all additional registration statements pursuant to Rule 462 of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or his or her or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Dave Habiger Dave Habiger	Chief Executive Officer (Principal Executive Officer)	February 15, 2012

/s/ Alexander Gersh Alexander Gersh	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 15, 2012

* Paul Armstrong	Director	February 15, 2012

* Jeffrey Palker	Director	February 15, 2012

*By:	/s/ Dave Habiger
Dave Habiger
Attorney-in-fact

/s/ Kate Ledyard Name: Kate Ledyard Title: Manager, Law Debenture Corporate Services Inc.	Authorized Representative in the United States	February 15, 2012

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Underwriting Agreement.

2.1**	Equity Implementation Deed, by and among NDS Group Holdings Limited, NDS Holdco, Nuclobel Lux 1 S.àr.l., Nuclobel Lux 2 S.àr.l., News Corporation and the other stockholders of NDS Group Limited named therein, dated August 10, 2011.

3.1*	Form of Amended and Restated Memorandum of Association.

3.2**	Form of Amended and Restated Bye-Laws.

4.1*	Form of Common Share Certificate.

5.1**	Form of Opinion of Conyers Dill & Pearman Limited, Bermuda counsel for the Registrant, as to the legality of the common shares.

8.1	Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. federal tax law matters.

8.2**	Form of Opinion of Conyers Dill & Pearman Limited regarding certain Bermuda tax law matters.

10.1**	2011 NDS Share Incentive Plan.

10.2**	Credit Agreement, by and among NDS Group Limited, NDS Finance Limited, NDS (Holdings) Europe Limited, NDS Treasury (Americas), LLC, the guarantors party thereto, the lenders and L/C issuers parties thereto, J.P. Morgan Securities LLC, J.P. Morgan plc, Morgan Stanley Senior Funding, Inc., BNP Paribas London Branch, Goldman Sachs Lending Partners LLC, Lloyds TSB Bank plc, UBS Limited, JPMorgan Chase Bank, N.A. and J.P. Morgan Europe Limited, dated
March 10, 2011.

10.3**	Form of Shareholders’ Agreement, by and among NDS Group Holdings Limited, Nuclobel Lux 1 S.àr.l., Nuclobel Lux 2 S.àr.l., News Corporation and NDS Holdco, Inc.

10.4**	Subscription Agreement, by and among NDS Group Holdings Limited, Nuclobel Lux 1 S.àr.l., Nuclobel Lux 2 S.àr.l. and News Corporation, dated August 10, 2011.

10.5	Form of Registration Rights Agreement, by and among NDS Group Holdings Limited, Nuclobel Lux 1 S.àr.l., Nuclobel Lux 2 S.àr.l., News Corporation and the shareholders of NDS Group Holdings Limited named therein.

10.6**	New Master Intercompany Agreement, by and between News Corporation and NDS Finance Limited, dated February 6, 2009.

10.7**	Employment Agreement between NDS Group Limited and Dave Habiger, dated July 22, 2011.

10.8**	Amended and Restated Employment Agreement between NDS Group Holdings Limited and Abraham Peled, dated December 7, 2011.

10.9**	Amended and Restated Employment Agreement between NDS Group Holdings Limited and Alexander Gersh, dated December 7, 2011.

10.10**	Amended and Restated Employment Agreement between NDS Group Holdings Limited and Raffi Kesten, dated December 7, 2011.

10.11**	Amended and Restated Employment Agreement between NDS Group Holdings Limited and Pyrros Koussios, dated December 7, 2011.

10.12*	Amended and Restated 2009 Share Option Plan of NDS Group Limited.

10.13**	Form of Indemnification Agreement for the Company’s directors and certain officers.

10.14	Form of Management Shareholders’ Agreement, by and among NDS Group Holdings Limited, NDS Group Limited, Nuclobel Lux 1 S.àr.l., Nuclobel Lux 2 S.àr.l., News Corporation, NDS Holdco, Inc. and the persons listed on Schedule 1 thereto.

Exhibit Number		Description

21.1	**	Subsidiaries of the Registrant.

23.1		Consent of Ernst & Young LLP.

23.2		Form of Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.1).

23.3		Form of Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1).

24.1		Powers of Attorney (included on signature page to the Registration Statement).

99.1	**	Consent of Abraham Peled, a director nominee.

99.2	**	Consent of Dave Habiger, a director nominee.

*	To be filed by amendment.
**	Previously filed.